UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2012

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 1-12235

Triumph Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**51-0347963** (I.R.S. Employer Identification Number)

899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code:**(610) 251-1000**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, par value $.001 per share (Title of each class)	**New York Stock Exchange** (Name of each exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Securities Exchange Act of 1934. (Check one)

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

As of September 30, 2011, the aggregate market value of the shares of Common Stock held by non-affiliates of the Registrant was approximately $2,341 million. Such aggregate market value was computed by reference to the closing price of the Common Stock as reported on the New York Stock Exchange on September 30, 2011. For purposes of making this calculation only, the Registrant has defined affiliates as including all directors and executive officers.

The number of outstanding shares of the Registrant's Common Stock, par value $.001 per share, on May 15, 2012 was 49,825,972.

Documents Incorporated by Reference

Portions of the following document are incorporated herein by reference:

The Proxy Statement of Triumph Group, Inc. to be filed in connection with our 2012 Annual Meeting of Stockholders is incorporated in part in Part III hereof, as specified herein.

Table of Contents

PART I

Item 1. Business

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our future operations and prospects, including statements that are based on current projections and expectations about the markets in which we operate, and management's beliefs concerning future performance and capital requirements based upon current available information. Actual results could differ materially from management's current expectations. Additional capital may be required and, if so, may not be available on reasonable terms, if at all, at the times and in the amounts we need. In addition to these factors and others described elsewhere in this report, other factors that could cause actual results to differ materially include competitive and cyclical factors relating to the aerospace industry, dependence of some of our businesses on key customers, requirements of capital, product liabilities in excess of insurance, uncertainties relating to the integration of acquired businesses, general economic conditions affecting our business segment, technological developments, limited availability of raw materials or skilled personnel, changes in governmental regulation and oversight and international hostilities and terrorism. For a more detailed discussion of these and other factors affecting us, see the Risk Factors described in Item 1A of this Annual Report on Form 10-K. We do not undertake any obligation to revise these forward-looking statements to reflect future events.

General

Triumph Group, Inc. ("Triumph" or the "Company") was incorporated in 1993 in Delaware. Our companies design, engineer, manufacture, repair, overhaul and distribute a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. We serve a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers, or OEMs, of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

In June 2010, we acquired Vought Aircraft Industries, Inc. ("Vought") from The Carlyle Group. The acquisition of Vought established the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Products include fuselages, wings, empennages, nacelles and helicopter cabins. Strategically, the acquisition of Vought substantially increased our design capabilities and provides further diversification across customers and programs, as well as exposure to new growth platforms. The acquired business is operating as Triumph Aerostructures—Vought Commercial Division, Triumph Aerostructures—Vought Integrated Programs Division and Triumph Structures—Everett. The results of Vought are included in the Company's Aerostructures Segment from the date of acquisition.

Products and Services

We offer a variety of products and services to the aerospace industry through three groups of operating segments: (i) Triumph Aerostructures Group, whose companies' revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components for the global aerospace original equipment manufacturers, or OEM, market; (ii) Triumph Aerospace Systems Group, whose companies design, engineer and manufacture a wide range of proprietary and build-to-print components, assemblies and systems also for the OEM market; and (iii) Triumph Aftermarket Services Group, whose companies serve aircraft fleets, notably commercial airlines, the U.S. military and cargo carriers, through the maintenance, repair and overhaul of aircraft components and accessories manufactured by third parties.

Our *Aerostructures Group* utilizes its capabilities to design, manufacture and build complete metallic and composite aerostructures and structural components. This group also includes companies performing complex manufacturing, machining and forming processes for a full range of structural components, as well as complete assemblies and subassemblies. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

The products that companies within this group design, manufacture, build and repair include:

- Acoustic and thermal insulation systems
- Aircraft wings
- Composite and metal bonding
- Composite ducts and floor panels
- Empennages
- Engine nacelles
- Flight control surfaces
- Floor beams

- Fuselage sections
- Helicopter cabins
- Stretch-formed leading edges and fuselage skins
- Windows and window assemblies
- Wing spars and stringers

Our *Aerospace Systems Group* utilizes its capabilities to design and engineer mechanical, electromechanical, hydraulic and hydromechanical control systems, while continuing to broaden the scope of detailed parts and assemblies that we supply to the aerospace market. Customers typically return such systems to us for repairs and overhauls and spare parts. This group services the full spectrum of aerospace customers, which include aerospace OEMs and the top-tier manufacturers who supply them and airlines, air cargo carriers, and domestic and foreign militaries.

The products that companies within this group design, engineer, build and repair include:

- Aircraft and engine mounted accessory drives
- Cargo hooks
- Cockpit control levers
- Control system valve bodies
- Exhaust nozzles and ducting
- Geared transmissions
- Heat exchangers
- High lift actuation
- Hydraulic systems and components
- Landing gear actuation systems
- Landing gear components and assemblies
- Main engine gear box assemblies
- Secondary flight control systems
- Vibration absorbers

Our *Aftermarket Services Group* performs maintenance, repair and overhaul services ("MRO") and supplies spare parts of various types of cockpit instruments, and gauges for the commercial and military aviation industry and primarily services the world's airline and air cargo carrier customers. This group also designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbines engine components, offers comprehensive MRO solutions, leasing packages, exchange programs and parts and services to airline, air cargo and third-party overhaul facilities. We also continue to develop Federal Aviation Administration, or FAA, approved Designated Engineering Representative, or DER, proprietary repair procedures for the components we repair and overhaul, which range from detailed components to complex subsystems. Some specialties include navigation, flight, and engine monitoring instruments as well as autopilots, voice and data recorders, smoke detection systems and aircraft lighting. Companies in our Aftermarket Services Group repair and overhaul various components for the aviation industry including:

- Air cycle machines
- APUs
- Cockpit instrumentation
- Constant speed drives
- Engine and airframe accessories
- Flight control surfaces
- Integrated drive generators
- Nacelles
- Remote sensors

- Thrust reversers
- Blades and vanes
- Cabin interior panes, shades, light lenses and other plastic components
- Combustors
- Stators
- Transition ducts
- Sidewalls
- Light assemblies
- Overhead bins

Certain financial information about our three segments can be found in Note 21 of "Notes to Consolidated Financial Statements."

Proprietary Rights

We benefit from our proprietary rights relating to designs, engineering and manufacturing processes and repair and overhaul procedures. For some products, our unique manufacturing capabilities are required by the customer's specifications or designs, thereby necessitating reliance on us for the production of such specially designed products.

We view our name and mark, as well as the Vought tradename, as significant to our business as a whole. Our products are protected by a portfolio of patents, trademarks, licenses or other forms of intellectual property that expire at various dates in the future. We develop and acquire new intellectual property on an ongoing basis and consider all of our intellectual property to be valuable. However, based on the broad scope of our product lines, management believes that the loss or expiration of any single intellectual property right would not have a material effect on our results of operations, our financial position or our business segments. Our policy is to file applications and obtain patents for our new products as appropriate, including product modifications and improvements. While patents generally expire 20 years after the patent application filing date, new patents are issued to us on a regular basis.

In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals that relate to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. There can be no assurance that OEMs will not try to enforce such claims including the possible use of legal proceedings. In the event of such legal proceedings, there can be no assurance that such actions against the Company will be unsuccessful. However, we believe that our use of manufacture and repair manuals is lawful.

Raw Materials and Replacement Parts

We purchase raw materials, primarily consisting of extrusions, forgings, castings, aluminum and titanium sheets and shapes, from various vendors. We also purchase replacement parts which are utilized in our various repair and overhaul operations. We believe that the availability of raw materials to us is adequate to support our operations.

Operating Locations

We conduct our business through operating segments. The following chart describes the operations, customer base and certain other information with respect to our principal operating locations at March 31, 2012:

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
TRIUMPH AEROSTRUCTURES GROUP					
Triumph Aerospace Systems—Wichita(1)	Triumph Aerospace Systems—Wichita, Inc.	Wichita, KS	Designs and manufactures aircraft windows, sheet metal assemblies (wing spars and leading edges), pilot/co-pilot control wheels, cockpit sun visors, and structural composite parts for the aerospace industry.	Commercial and General Aviation OEMs; General Aviation Aftermarket.	189

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Aerostructures—Vought Aircraft Division	Triumph Aerostructures, LLC	Dallas, TX Grand Prairie, TX Hawthorne, CA Torrance, CA Nashville, TN Stuart, FL Milledgeville, GA	Develops and manufactures a wide range of complex aerostructures such as aircraft fuselages, wing and tail assemblies, wing panels and skins, engine nacelles, flight control surfaces and helicopter cabins.	Commercial, General Aviation and Military OEMs.	5,647
Triumph Composite Systems	Triumph Composite Systems, Inc.	Spokane, WA	Designs and manufactures structural and non-structural composites for the aviation industry, including environmental control systems ducting, floor panels, structural thermoplastic clips/ brackets as well as a variety of composite interior components.	Commercial, General Aviation, and Military OEMs; Commercial Aftermarket.	608
Triumph Fabrications—Fort Worth(1)	Triumph Fabrications—Fort Worth, Inc.	Fort Worth, TX	Manufactures metallic/ composite bonded components and assemblies.	Commercial, General Aviation and Military OEMs and Aftermarket.	139
Triumph Fabrications—Hot Springs	Triumph Fabrications—Hot Springs, Inc.	Hot Springs, AR	Produces complex sheet metal parts and assemblies, titanium hot forming, and performs chem-milling and other metal finishing processes.	Commercial, General Aviation and Military OEMs and Aftermarket.	334
Triumph Fabrications—Shelbyville	The Triumph Group Operations, Inc.	Shelbyville, IN	Produces aircraft fuselage skins, leading edges and web assemblies through the stretch forming of sheet, extrusion, rolled shape and light plate metals.	Commercial, General Aviation and Military OEMs.	104
Triumph Fabrications—San Diego(1)	Triumph Fabrications—San Diego, Inc.	El Cajon, CA	Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.	Commercial, General Aviation and Military OEMs.	151
Triumph Insulation Systems	Triumph Insulation Systems, LLC	Hawthorne, CA Mexicali, Mexico Beijing, China(2)	Designs, manufactures and repairs thermal-acoustic insulation systems for commercial aerospace applications.	Commercial and Military OEMs.	995
Triumph Processing	Triumph Processing, Inc.	Lynwood, CA	Provides high-quality finishing services to the aerospace, military and commercial industries.	Commercial, General Aviation, and Military OEMs.	87
Triumph Structures—East Texas	Triumph Structures—East Texas, Inc.	Kilgore, TX	Manufactures structural components specializing in complex precision machining primarily for commercial and military aerospace programs.	Commercial and Military OEMs.	125
Triumph Structures—Everett	Triumph Structures—Everett, Inc.	Everett, WA Brea, CA	Precision machining of complex aluminum and hard metal structural components and subassemblies, serving commercial and military aerospace customers, ranging in size from a few inches to 120 feet long.	Commercial, General Aviation and Military OEMs.	214

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Structures—Kansas City	Triumph Structures—Kansas City, Inc.	Grandview, MO	Manufactures precision machined parts and mechanical assemblies for the aviation, aerospace and defense industries.	Commercial and Military OEMs.	130
Triumph Structures—Long Island	Triumph Structures—Long Island, LLC	Westbury, NY	Manufactures high-quality structural and dynamic parts and assemblies for commercial and military aerospace programs.	Commercial and Military OEMs.	130
Triumph Structures—Los Angeles	Triumph Structures—Los Angeles, Inc.	Chatsworth, CA City of Industry, CA Walnut, CA	Manufactures long structural components, such as stringers, cords, floor beams and spars, for the aviation industry. Machines, welds and assembles large, complex, precision structural components.	Commercial, General Aviation and Military OEMs.	284
Triumph Structures—Wichita	Triumph Structures—Wichita, Inc.	Wichita, KS	Specializes in complex, high-speed monolithic precision machining, turning, subassemblies, and sheet metal fabrication, serving domestic and international aerospace customers.	Commercial and Military OEMs.	139
TRIUMPH AEROSPACE SYSTEMS GROUP					
Construction Brevetees d'Alfortville	Construction Brevetees d'Alfortville SAS	Alfortville, France	Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation, defense and marine industries.	Commercial and Military OEMs, Ground Transportation and Marine OEMs.	65
Triumph Actuation & Motion Control Systems	Triumph Actuation & Motion Control Systems —UK, Ltd.	Buckley, UK	Designs and builds proprietary advanced control products for flight actuation and motor control applications in all electrical aircraft and Unmanned Aerial Vehicles ("UAVs").	Commercial, General Aviation, and Military OEMs.	49
Triumph Actuation Systems—Clemmons(1) Triumph Actuation Systems—Freeport	Triumph Actuation Systems, LLC	Clemmons, NC Freeport, NY	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as variable displacement pumps and motors, linear actuators and valves, and cargo door actuation systems.	Commercial, General Aviation, and Military OEMs; Commercial Airlines, General Aviation and Military Aftermarket.	250
Triumph Actuation Systems—Connecticut	Triumph Actuation Systems—Connecticut, LLC	Bloomfield, CT East Lyme, CT Bethel, CT	Designs, manufactures and repairs complex hydraulic, hydromechanical and mechanical components and systems, such as nose wheel steering motors, helicopter blade lag dampers, mechanical hold open rods, coupling and latching devices, as well as mechanical and electromechanical actuation products.	Commercial, General Aviation, and Military OEMs; Military Aftermarket.	153

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Actuation Systems—Valencia(1)	Triumph Actuation Systems—Valencia, Inc.	Valencia, CA	Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as accumulators, actuators, complex valve packages, and landing gear retract actuators.	Commercial, General Aviation, and Military OEMs.	190
Triumph Aerospace Systems—Newport News	Triumph Aerospace Systems—Newport News, Inc.	Newport News, VA San Diego, CA Huntsville, AL	Offers a fully integrated range of capabilities, including systems engineering, conceptual engineering, mechanical design and analysis, prototype and limited-rate production, instrumentation, assembly and testing services and complex structural composite design and manufacturing.	Commercial and Military OEMs; Commercial and Military Aftermarket.	119
Triumph Aerospace Systems—Seattle	Triumph Actuation Systems—Connecticut, LLC	Redmond, WA Rochester, NY	System engineering and integration for landing gear, hydraulic, deployment, cargo door and electro-mechanical type systems. Capabilities include design, analysis and testing to support these types of systems and components.	Commercial, General Aviation and Military OEMs.	111
Triumph Controls(1)	Triumph Controls, LLC	North Wales, PA Shelbyville, IN	Designs and manufactures mechanical and electromechanical control systems.	Commercial, General Aviation and Military OEMs and Aftermarket.	149
Triumph Controls—Germany Triumph Controls—UK	Triumph Controls—Germany, GmbH Triumph Controls—UK, Ltd.	Heiligenhaus, Germany Basildon, UK	Produces and repairs cable control systems for ground, flight, engine management and cabin comfort features in aircraft.	Commercial and Military OEMs.	39
Triumph Fabrications—St. Louis	Triumph Fabrications—St. Louis, Inc.	East Alton, IL Orangeburg, SC	Provides maintenance and manufactured solutions for aviation drive train, mechanical, hydraulic and electrical hardware items including gearboxes, cargo hooks and vibration absorbers. Also, produces fabricated textile items such as seat cushions and sound insulation blankets for military rotary-wing platforms.	Commercial, General Aviation and Military Aftermarket.	65
Triumph Fabrications—Phoenix	Triumph Engineered Solutions, Inc.	Chandler, AZ	Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.	Commercial, General Aviation and Military OEMs.	78
Triumph Gear Systems—Park City(1) Triumph Gear Systems—Macomb(1)	Triumph Gear Systems, Inc. Triumph Gear Systems—Macomb, Inc.	Park City, UT Macomb, MI	Specializes in the design, development, manufacture, sale and repair of gearboxes, high-lift flight control actuators, gear-driven actuators and gears for the aerospace industry.	Commercial and Military OEMs and Aftermarket.	443

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Northwest	The Triumph Group Operations, Inc.	Albany, OR	Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.	Military, Medical and Electronic OEMs.	26
Triumph Thermal Systems(1)	Triumph Thermal Systems, Inc.	Forest, OH	Designs, manufactures and repairs engine and aircraft thermal transfer systems and components.	Commercial, General Aviation and Military OEMs.	186
TRIUMPH AFTERMARKET SERVICES GROUP					
Triumph Accessory Services—Wellington(1)	The Triumph Group Operations, Inc.	Wellington, KS	Provides maintenance services for aircraft heavy accessories and airborne electrical power generation devices, including constant speed drives, integrated drive generators, air cycle machines and electrical generators.	Commercial, General Aviation and Military Aftermarket.	116
Triumph Accessory Services—Grand Prairie (1)	Triumph Accessory Services—Grand Prairie, Inc.	Grand Prairie, TX	Provides maintenance services for engine and airframe accessories including a variety of engine gearboxes, pneumatic starters, valves and drive units, hydraulic actuators, lube system pumps, fuel nozzles, fuel pumps and fuel controls.	Commercial and Military Aftermarket.	114
Triumph Air Repair(1)	The Triumph Group Operations, Inc.	Phoenix, AZ	Repairs and overhauls auxiliary power units (APUs) and related accessories; sells, leases and exchanges APUs, related components and other aircraft material.	Commercial, General Aviation and Military Aftermarket.	100
Triumph Airborne Structures(1)	Triumph Airborne Structures, Inc.	Hot Springs, AR	Repairs and overhauls fan reversers, nacelle components, flight control surfaces and other aerostructures.	Commercial Aftermarket.	201
Triumph Aviation Services—Asia(1)	Triumph Aviation Services Asia Ltd.	Chonburi, Thailand	Repairs and overhauls complex aircraft operational components, such as auxiliary power units (APUs), nacelles, constant speed drives, fan reversers and related accessories.	Commercial Aftermarket.	128
Triumph Engines—Tempe(1)	Triumph Engineered Solutions, Inc.	Tempe, AZ	Designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components and provides repair services and aftermarket parts and services to aircraft operators, maintenance providers, and third-party overhaul facilities.	Commercial, General Aviation and Military Aftermarket.	97

Operation	Subsidiary	Operating Location	Business	Type of Customers	Number of Employees
Triumph Instruments—Burbank(1)	Triumph Instruments—Burbank, Inc.	Burbank, CA Van Nuys, CA	Repairs and overhauls aircraft avionics, electrical accessories, power systems and instrumentation. Distributes and repairs smoke detectors, multiple OEM avionic and instrument components as well as industrial instrumentation, controls, valves, miscellaneous components and switches. Install, service and upgrade avionics.	Commercial, General Aviation and Military Aftermarket.	65
Triumph Instruments—Ft. Lauderdale(1)	Triumph Instruments, Inc.	Ft. Lauderdale, FL	Specalizes in exchange, overhaul, and repair of electronic, electromechanical, gyroscopic, and pneumatic aircraft instruments, avionics, and antennas.	Commercial, General Aviation and Military Aftermarket.	41
Triumph Interiors(1)	Triumph Interiors, LLC	Atlanta, GA Oakdale, PA Grand Prairie, TX	Refurbishes and repairs aircraft interiors such as sidewalls, ceiling panels, galleys and overhead storage bins and manufactures a full line of interior lighting and plastic components.	Commercial Aftermarket.	191
Triumph San Antonio Support Center	The Triumph Group Operations, Inc.	San Antonio, TX	Provides maintenance services for aircraft ground support equipment.	Military Aftermarket.	37
CORPORATE AND OTHER					
Triumph Group, Inc.	Triumph Group, Inc.	Berwyn, PA	Parent company	N/A	105
Triumph Group—Mexico	Triumph Group—Mexico, S. de R.L. de C.V.	Zacatecas, Mexico	Provides rough machining of gears, actuations and structure components, as well as assembly, fabrications, engineering and composites to Triumph companies and certain customers.	Commercial and General Aviation OEMs	208

(1) Designates FAA-certified repair station.

(2) Through an affiliate, Triumph Insulation Systems, LLC manages an 80% interest in a venture, operating in Beijing, China, with Beijing Kailan Aviation Technology Co., Ltd., an unrelated party based in China.

Sales, Marketing and Engineering

While each of our operating companies maintains responsibility for selling and marketing its specific products, we have developed two marketing teams at the group level who are focused on cross-selling our broad capabilities. One team supports the Aerostructures and Aerospace Systems Groups and the other the Aftermarket Services Group. These teams are responsible for selling systems, integrated assemblies and repair and overhaul services, reaching across our operating companies, to our OEM, military, airline and air cargo customers. We also conduct sales activities in the Wichita, Kansas area through Triumph Wichita Support Center, a third-party sales organization dedicated solely to a sales effort on behalf of Triumph Group companies, which is staffed by sales professionals focused on Boeing IDS, Spirit AeroSystems, Cessna, Bombardier/Learjet and Raytheon. In certain limited cases, we use independent, commission-based representatives to serve our customer's changing needs and the current trends in some of the markets/geographic regions in which we operate.

All three of these marketing organizations operate as the front-end of the selling process, establishing or maintaining relationships, identifying opportunities to leverage our brand, and providing service for our customers. Each individual operating company is responsible for its own technical support, pricing, manufacturing and product support. Also, within the Aerospace Systems Group, we have created a group engineering function to provide integrated solutions to meet our customer needs by designing systems that integrate the capabilities of our companies.

A significant portion of our government and defense contracts are awarded on a competitive bidding basis. We generally do not bid or act as the primary contractor, but will typically bid and act as a subcontractor on contracts on a fixed-price basis. We generally sell to our other customers on a fixed-price, negotiated contract or purchase order basis.

Backlog

We have a number of long-term agreements with several of our customers. These agreements generally describe the terms under which the customer may issue purchase orders to buy our products and services during the term of the agreement. These terms typically include a list of the products or repair services customers may purchase, initial pricing, anticipated quantities and, to the extent known, delivery dates. In tracking and reporting our backlog, however, we only include amounts for which we have actual purchase orders with firm delivery dates or contract requirements generally within the next 24 months, which primarily relates to sales to our OEM customer base. Purchase orders issued by our aftermarket customers are usually completed within a short period of time. As a result, our backlog data relates primarily to the OEM customers. The backlog information set forth below does not include the sales that we expect to generate from long-term agreements for which we do not have actual purchase orders with firm delivery dates.

As of March 31, 2012, our continuing operations had outstanding purchase orders representing an aggregate invoice price of approximately $3,907 million, of which $3,185 million, $690 million and $32 million relate to the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group, respectively. As of March 31, 2011, our continuing operations had outstanding purchase orders representing an aggregate invoice price of approximately $3,780 million, of which $3,082 million, $664 million and $34 million relate to the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group, respectively. Of the existing backlog of $3,907 million, approximately $596 million will not be shipped by March 31, 2013.

Dependence on Significant Customer

For the fiscal years ended March 31, 2012, 2011 and 2010, the Boeing Company, or Boeing, represented approximately 47%, 45% and 30%, respectively, of our net sales, covering virtually every Boeing plant and product. A significant reduction in sales to Boeing could have a material adverse impact on our financial position, results of operations, and cash flows.

United States and International Operations

Our revenues from continuing operations to customers in the United States for the fiscal years ended March 31, 2012, 2011 and 2010 were approximately $2,944 million, $2,511 million, and $1,039 million, respectively. Our revenues from our continuing operations to customers in all other countries for the fiscal years ended March 31, 2012, 2011 and 2010 were approximately $464 million, $395 million, and $256 million, respectively.

As of March 31, 2012 and 2011, our long-lived assets for continuing operations located in the United States were approximately $3,046 million and $3,068 million, respectively. As of March 31, 2012 and 2011, our long-lived assets for continuing operations located in all other countries were approximately $90 million and $96 million, respectively.

Competition

We compete primarily with Tier 1 and Tier 2 systems integrators and the manufacturers that supply them, some of which are divisions or subsidiaries of other large companies, in the manufacture of aircraft systems components and subassemblies. OEMs are increasingly focusing on assembly and integration activities while outsourcing more manufacturing, and therefore are less of a competitive force than in previous years.

Competition for the repair and overhaul of aviation components comes from three primary sources, some of whom possess greater financial and other resources than we have: OEMs, major commercial airlines, government support depots and other independent repair and overhaul companies. Some major commercial airlines continue to own and operate their own service centers, while others have begun to sell or outsource their repair and overhaul services to other aircraft operators or third parties. Large domestic and foreign airlines that provide repair and overhaul services typically provide these services not only for their own aircraft but for other airlines as well. OEMs also maintain service centers which provide repair and overhaul services for the components they manufacture. Many governments maintain aircraft support depots in their military organizations that maintain and repair the aircraft they operate. Other independent service organizations also compete for the repair and overhaul business of other users of aircraft components.

Participants in the aerospace industry compete primarily on the basis of breadth of technical capabilities, quality, turnaround time, capacity and price.

Government Regulation and Industry Oversight

The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs, in order to engineer and service parts and components used in specific aircraft models. If material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New and more stringent government regulations may be adopted, or industry oversight heightened, in the future and these new regulations, if enacted, or any industry oversight, if heightened, may have an adverse impact on us.

We must also satisfy the requirements of our customers, including OEMs, that are subject to FAA regulations, and provide these customers with products and repair services that comply with the government regulations applicable to aircraft components used in commercial flight operations. The FAA regulates commercial flight operations and requires that aircraft components meet its stringent standards. In addition, the FAA requires that various maintenance routines be performed on aircraft components, and we currently satisfy these maintenance standards in our repair and overhaul services. Several of our operating locations are FAA-approved repair stations.

Generally, the FAA only grants licenses for the manufacture or repair of a specific aircraft component, rather than the broader licenses that have been granted in the past. The FAA licensing process may be costly and time-consuming. In order to obtain an FAA license, an applicant must satisfy all applicable regulations of the FAA governing repair stations. These regulations require that an applicant have experienced personnel, inspection systems, suitable facilities and equipment. In addition, the applicant must demonstrate a need for the license. Because an applicant must procure manufacturing and repair manuals from third parties relating to each particular aircraft component in order to obtain a license with respect to that component, the application process may involve substantial cost.

The license approval processes for the European Aviation Safety Agency (EASA was formed in 2002 and is handling most of the responsibilities of the national aviation authorities in Europe, such as the United Kingdom Civil Aviation Authority), which regulates this industry in the European Union, the Civil Aviation Administration of China, and other comparable foreign regulatory authorities are similarly stringent, involving potentially lengthy audits.

Our operations are also subject to a variety of worker and community safety laws. For example, the Occupational Safety and Health Act of 1970, or OSHA, mandates general requirements for safe workplaces for all employees. In addition, OSHA provides special procedures and measures for the handling of hazardous and toxic substances. Specific safety standards have been promulgated for workplaces engaged in the treatment, disposal or storage of hazardous waste. We believe that our operations are in material compliance with OSHA's health and safety requirements.

Environmental Matters

Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulation by government agencies, including the Environmental Protection Agency, or the EPA. Among other matters, these regulatory authorities impose requirements that regulate the emission, discharge, generation, management, transportation and disposal of hazardous materials, pollutants and contaminants, govern public and private response actions to hazardous or regulated substances which may be or have been released to the environment, and require us to obtain and maintain licenses and permits in connection with our operations. This extensive regulatory framework imposes significant compliance burdens and risks on us. Although management believes that our operations and our facilities are in material compliance with such laws and regulations, future changes in these laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future.

Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired, and at least in some cases, continue to be under investigation or subject to remediation for potential environmental contamination. We are frequently indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations. We also maintain a pollution liability policy that provides coverage for material liabilities associated with the clean-up of on-site pollution conditions, as well as defense and indemnity for certain third-party suits (including Superfund liabilities at third-party sites), in each case, to the extent not otherwise indemnified. This policy applies to all of our manufacturing and assembly operations worldwide. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on us.

Employees

As of March 31, 2012, we employed 12,602 persons, of whom 2,904 were management employees, 115 were sales and marketing personnel, 682 were technical personnel, 759 were administrative personnel and 8,142 were production workers.

Several of our subsidiaries are parties to collective bargaining agreements with labor unions. Under those agreements, we currently employ approximately 3,573 full-time employees. Currently, approximately 28% of our permanent employees are represented by labor unions and approximately 64% of net sales are derived from the facilities at which at least some employees are unionized. Our inability to negotiate an acceptable contract with any of these labor unions could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or other work stoppage, or other employees were to become unionized, we could experience a significant disruption of our operations and higher ongoing labor costs, which could have an adverse effect on our business and results of operations.

We have not experienced any material labor-related work stoppage and consider our relations with our employees to be good.

Research and Development Expenses

Certain information about our research and development expenses for the fiscal years ended March 31, 2012, 2011 and 2010 is available in Note 2 of "Notes to Consolidated Financial Statements."

Executive Officers

Name	Age	Position
Richard C. Ill	68	Chairman and Chief Executive Officer
Jeffry D. Frisby	57	President and Chief Operating Officer
M. David Kornblatt	52	Executive Vice President, Chief Financial Officer and Treasurer
John B. Wright, II	58	Vice President, General Counsel and Secretary
Kevin E. Kindig	55	Vice President and Controller

Richard C. Ill was elected Chairman in July 2009, and had been our President and Chief Executive Officer and a director since 1993. Mr. Ill continues to serve as Chief Executive Officer. Mr. Ill is a director of P.H. Glatfelter Company, Mohawk Industries, Inc. and Baker Industries and a trustee of the Eisenhower Fellowships. Mr. Ill expects to retire as Chief Executive Officer of the Company effective July 19, 2012, the date of the Company's next regular board meeting and its annual meeting of stockholders. Jeffry D. Frisby, currently President and Chief Operating Officer, is expected to assume the role of Chief Executive Officer of Triumph Group at that time. Mr. Ill is expected to remain as Chairman.

Jeffry D. Frisby has been our President and Chief Operating Officer since July 2009. Mr. Frisby joined the Company in 1998 as President of Frisby Aerospace, Inc. upon its acquisition by Triumph. In 2000, Mr. Frisby was named Group President of the Triumph Control Systems Group and was later named Group President of our Aerospace Systems Group upon its formation in April, 2003. Mr. Frisby is expected to assume the role of Chief Executive Officer of Triumph effective July 19, 2012. Mr. Frisby serves on the Board of Directors of Quaker Chemical Corporation.

M. David Kornblatt became Executive Vice President in July 2009 and had been Senior Vice President and Chief Financial Officer since June 2007. Mr. Kornblatt continues to serve as Chief Financial Officer. From 2006 until joining us, Mr. Kornblatt served as Senior Vice President—Finance and Chief Financial Officer at Carpenter Technology Corporation, a manufacturer and distributor of specialty alloys and various engineered products. From 2003 to 2005, he was Vice President and Chief Financial Officer at York International, prior to its acquisition by Johnson Controls in December 2005. Before that, Mr. Kornblatt was the Director of Taxes-Europe for The Gillette Company in London, England for three years. Mr. Kornblatt is a director of Universal Stainless & Alloy Products, Inc.

John B. Wright, II has been a Vice President and our General Counsel and Secretary since 2004. From 2001 until he joined us, Mr. Wright was a partner with the law firm of Ballard Spahr, LLP, where he practiced corporate and securities law.

Kevin E. Kindig has been our Controller since 1993 and a Vice President since April 1999.

Available Information

For more information about us, visit our website at www.triumphgroup.com. The contents of the website are not part of this Annual Report on Form 10-K. Our electronic filings with the Securities and Exchange Commission, or SEC (including all Forms 10-K, 10-Q and 8-K, and any amendments to these reports) are available free of charge through our website immediately after we electronically file with or furnish them to the SEC. These filings may also be read and copied at the SEC's Public Reference Room which is located at 100 F Street, N.E., Washington, D.C. 20549. Information about the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers who file electronically with the SEC at www.sec.gov.

Item 1A. Risk Factors

Factors that have an adverse impact on the aerospace industry may adversely affect our results of operations and liquidity.

A substantial percentage of our gross profit and operating income derives from commercial aviation. Our operations have been focused on designing, engineering, manufacturing, repairing and overhauling a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems. Therefore, our business is directly affected by economic factors and other trends that affect our customers in the aerospace industry, including a possible decrease in outsourcing by OEMs and aircraft operators or projected market growth that may not materialize or be sustainable. We are also significantly dependent on sales to the commercial aerospace market, which has been cyclical in nature with significant downturns in the past. When these economic and other factors adversely affect the aerospace industry, they tend to reduce the overall customer demand for our products and services, which decreases our operating income. Economic and other factors that might affect the aerospace industry may have an adverse impact on our results of operations and liquidity. We have credit exposure to a number of commercial airlines, some of which have encountered financial difficulties. In addition, an increase in energy costs and the price of fuel to the airlines, similar to that which occurred in 2008, could result in additional pressure on the operating costs of airlines. The market for jet fuel is inherently volatile and is subject to, among other things, changes in government policy on jet fuel production, fluctuations in the global supply of crude oil and disruptions in oil production or delivery caused by sudden hostility in oil producing areas. Airlines are sometimes unable to pass on increases in fuel prices to customers by increasing fares due to the competitive nature of the airline industry, and this compounds the pressure on operating costs. Other events of general impact such as natural disasters, war, terrorist attacks against the industry or pandemic health crises may lead to declines in the worldwide aerospace industry that could adversely affect our business and financial condition.

In addition, demand for our maintenance, repair and overhaul services is strongly correlated with worldwide flying activity. A significant portion of the MRO activity required on commercial aircraft is mandated by government regulations that limit the total time or number of flights that may elapse between scheduled MRO events. As a result, although short-term deferrals are possible, MRO activity is ultimately required to continue to operate the aircraft in revenue-producing service. Therefore, over the intermediate and long-term, trends in the MRO market are closely related to the size and utilization level of the worldwide aircraft fleet, as reflected by the number of available seat miles, commonly referred to as ASMs, and cargo miles flown. Consequently, conditions or events which contribute to declines in worldwide ASMs and cargo miles flown, such as those mentioned above, could negatively impact our MRO business.

Demand for military and defense products is dependent upon government spending.

The military and defense market is largely dependent upon government budgets, particularly the U.S. defense budget, and even an increase in defense spending may not be allocated to programs that would benefit our business. Moreover, the new military aircraft programs in which we participate may not enter full-scale production as expected. A change in the levels of defense spending or levels of military flight operations could curtail or enhance our prospects in the military and defense market depending upon the programs affected.

For the fiscal year ended March 31, 2012, approximately 32% of our net sales were derived from the military and defense market, which includes primarily indirect sales to the U.S. Government. As a result, our exposure to the military and defense market is significant.

The programs in which we participate must compete with other programs and policy imperatives for consideration during the budget and appropriation process. Concerns about increased deficit spending, along with continued economic challenges, continue to place pressure on U.S. and international customer budgets. While we believe that our programs are well aligned with national defense and other priorities, shifts in domestic and international spending and tax policy, changes in security, defense, and intelligence priorities, the affordability of our products and services, general economic conditions and developments, and other factors may affect a decision to fund or the level of funding for existing or proposed programs.

During 2011, the U.S. Government was unable to reach agreement on budget reduction measures required by the Budget Control Act of 2011 (the "Budget Act") passed by Congress. Unless Congress and the Administration take further action, the Budget Act will trigger automatic reductions in both defense and discretionary spending in January 2013. While the impact of sequestration is yet to be determined, automatic across-the-board cuts would approximately double the $487 billion top-line reduction already reflected in the defense funding over a ten-year period, with a $52 billion reduction occurring in the government's fiscal year 2013. The resulting automatic across-the-board budget cuts in sequestration would have significant adverse consequences for our business and industry. There would be disruption of ongoing programs and initiatives, facilities closures and personnel reductions that would severely impact advanced manufacturing operations and engineering expertise, and accelerate the loss of skills and knowledge, directly undermining a key provision of the new security strategy, which is to preserve the industrial base.

We currently have agreements in place with Boeing for orders to support C-17 production through March 2014. Boeing currently has confirmed orders with the U.S. Air Force, India and various other foreign governments to support production of C-17 through 2014 at a rate of approximately 10 aircraft per year. We do not anticipate that the U.S. Air Force will support the procurement of additional C-17 beyond those currently ordered. The President's proposed fiscal 2013 budget does not include funding for the procurement of new C-17 aircraft. Boeing has reported that there is interest for additional orders from India, other foreign governments and other potential customers. However, there can be no assurance that these additional orders will materialize. Our business could be adversely impacted if Boeing does not secure future orders from the U.S. Air Force, Foreign Militaries or other customers. The loss of the C-17 program and the failure to win additional work to replace the C-17 program could materially reduce our cash flow and results of operations.

Cancellations, reductions or delays in customer orders may adversely affect our results of operations.

Our overall operating results are affected by many factors, including the timing of orders from large customers and the timing of expenditures to manufacture parts and purchase inventory in anticipation of future sales of products and services. A large portion of our operating expenses are relatively fixed. Because several of our operating locations typically do not obtain long-term purchase orders or commitments from our customers, they must anticipate the future volume of orders based upon the historic purchasing patterns of customers and upon our discussions with customers as to their anticipated future requirements. These historic patterns may be disrupted by many factors, including changing economic conditions, inventory adjustments, or work stoppages or labor disruptions at our customers' locations. Cancellations, reductions or delays in orders by a customer or group of customers could have a material adverse effect on our business, financial condition and results of operations.

We may fail to realize all of the expected benefits of the acquisition of Vought.

On June 16, 2010, we completed the acquisition of Vought. Vought was a company with revenues almost twice our revenues prior to the acquisition and approximately as many employees. The acquisition of Vought is by far the largest acquisition we have made. The success of the acquisition of Vought will depend, in part, on our ability to realize the anticipated benefits from combining the businesses of Triumph and Vought. However, to realize these anticipated benefits, we must successfully combine the businesses. If we are not able to achieve these objectives, or do not do so in a timely manner, the anticipated benefits of the acquisition of Vought may not be realized fully or at all or may take longer to realize than expected.

In addition, it is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect our ability to maintain relationships with customers, suppliers and employees or to achieve the anticipated benefits of the acquisition of Vought. Integration efforts between the two companies will also divert management attention and resources and could have an adverse effect on us during the transition period.

Our acquisition strategy exposes us to risks, including the risk that we may not be able to successfully integrate acquired businesses.

We have a consistent strategy to grow, in part, through the acquisition of additional businesses in the aerospace industry and are continuously evaluating various acquisition opportunities, including those outside the United States and those that may have a material impact on our business. Our ability to grow by acquisition is dependent upon, among other factors, the availability of suitable acquisition candidates. Growth by acquisition involves risks that could adversely affect our operating results, including difficulties in integrating the operations and personnel of acquired companies, the risk of diverting the attention of senior management from our existing operations, the potential amortization of acquired intangible assets, the potential impairment of goodwill and the potential loss of key employees of acquired companies. We may not be able to consummate acquisitions on satisfactory terms or, if any acquisitions are consummated, successfully integrate these acquired businesses.

A significant decline in business with a key customer could have a material adverse effect on us.

The Boeing Company, or Boeing Commercial, Military & Space, represented approximately 47% of our net sales for the fiscal year ended March 31, 2012, covering virtually every Boeing plant and product. As a result, a significant reduction in purchases by Boeing could have a material adverse impact on our financial position, results of operations, and cash flows. In addition, some of our other group companies rely significantly on particular customers, the loss of which could have an adverse effect on those businesses.

Future volatility in the financial markets may impede our ability to successfully access capital markets and ensure adequate liquidity and may adversely affect our customers and suppliers.

Future turmoil in the capital markets may impede our ability to access the capital markets when we would like, or need, to raise capital or restrict our ability to borrow money on favorable terms. Such market conditions could have an adverse impact on our flexibility to react to changing economic and business conditions and on our ability to fund our operations and capital expenditures in the future. In addition, interest rate fluctuations, financial market volatility or credit market disruptions may also negatively affect our customers' and our suppliers' ability to obtain credit to finance their businesses on acceptable terms. As a result, our customers' need for and ability to purchase our products or services may decrease, and our suppliers may increase their prices, reduce their output or change their terms of sale. If our customers' or suppliers' operating and financial performance deteriorates, or if they are unable to make scheduled payments or obtain credit, our customers may not be able to pay, or may delay payment of, accounts receivable owed to us, and our suppliers may restrict credit or impose different payment terms. Any inability of customers to pay us for our products and services or any demands by suppliers for different payment terms may adversely affect our earnings and cash flow.

Our international sales and operations are subject to applicable laws relating to trade, export controls and foreign corrupt practices, the violation of which could adversely affect our operations.

We must comply with all applicable export control laws and regulations of the United States and other countries. United States laws and regulations applicable to us include the Arms Export Control Act, the International Traffic in Arms Regulations ("ITAR"), the Export Administration Regulations ("EAR") and the trade sanctions laws and regulations administered by the United States Department of the Treasury's Office of Foreign Assets Control ("OFAC"). EAR restricts the export of dual-use products and technical data to certain countries, while ITAR restricts the export of defense products, technical data and defense services. The U.S. Government agencies responsible for administering EAR and ITAR have significant discretion in the interpretation and enforcement of these regulations. We cannot provide services to certain countries subject to United States trade sanctions unless we first obtain the necessary authorizations from OFAC. In addition, we are subject to the Foreign Corrupt Practices Act which generally bars bribes or unreasonable gifts to foreign governments or officials.

Violations of these laws or regulations could result in significant additional sanctions, including fines, more onerous compliance requirements, more extensive debarments from export privileges, loss of authorizations needed to conduct aspects of our international business and criminal penalties and may harm our ability to enter into contracts with the U.S. government. A future violation of ITAR or the other regulations enumerated above could materially adversely affect our business, financial condition and results of operations.

Our expansion into international markets may increase credit, currency and other risks, and our current operations in international markets expose us to such risks.

As we pursue customers in Asia, South America and other less developed aerospace markets throughout the world, our inability to ensure the creditworthiness of our customers in these areas could adversely impact our overall profitability. In addition, with operations in China, France, Germany, Mexico, Thailand and the United Kingdom, and customers throughout the world, we will be subject to the legal, political, social and regulatory requirements and economic conditions of other jurisdictions. In the future, we may also make additional international capital investments, including further acquisitions of companies outside the United States or companies having operations outside the United States. Risks inherent to international operations include, but are not limited to, the following:

- difficulty in enforcing agreements in some legal systems outside the United States;
- imposition of additional withholding taxes or other taxes on our foreign income, tariffs or other restrictions on foreign trade and investment, including currency exchange controls;
- fluctuations in exchange rates which may affect demand for our products and services and may adversely affect our profitability in U.S. dollars;
- inability to obtain, maintain or enforce intellectual property rights;
- changes in general economic and political conditions in the countries in which we operate;
- unexpected adverse changes in the laws or regulatory requirements outside the United States, including those with respect to environmental protection, export duties and quotas;
- failure by our employees or agents to comply with U.S. laws affecting the activities of U.S. companies abroad;
- difficulty with staffing and managing widespread operations; and
- difficulty of and costs relating to compliance with the different commercial and legal requirements of the countries in which we operate.

We may need additional financing for acquisitions and capital expenditures and additional financing may not be available on terms acceptable to us.

A key element of our strategy has been, and continues to be, internal growth supplemented by growth through the acquisition of additional aerospace companies and product lines. In order to grow internally, we may need to make significant capital expenditures, such as investing in facilities in low-cost countries, and may need additional capital to do so. Our ability to grow is dependent upon, and may be limited by, among other things, access to markets and conditions of markets, availability under the Credit Facility and the Securitization Facility, each as defined below, and by particular restrictions contained in the Credit Facility and our other financing arrangements. In that case, additional funding sources may be needed, and we may not be able to obtain the additional capital necessary to pursue our internal growth and acquisition strategy or, if we can obtain additional financing, the additional financing may not be on financial terms that are satisfactory to us.

Competitive pressures may adversely affect us.

We have numerous competitors in the aerospace industry. We compete primarily with the top-tier systems integrators and the manufacturers that supply them, some of which are divisions or subsidiaries of OEMs and other large companies that manufacture aircraft components and subassemblies. Our OEM competitors, which include Boeing, Airbus, Bell Helicopter, Bombardier, Cessna, General Electric, Gulfstream, Honeywell, Lockheed Martin, Northrop Grumman, Raytheon, Rolls Royce and Sikorsky, may choose not to outsource production of aerostructures or other components due to, among other things, their own direct labor and overhead considerations, capacity utilization at their own facilities and desire to retain critical or core skills. Consequently, traditional factors affecting competition, such as price and quality of service, may not be significant determinants when OEMs decide whether to produce a part in-house or to outsource. We also face competition from non-OEM component manufacturers, including Alenia Aeronautica, Fuji Heavy Industries, GKN Westland Aerospace (U.K.), Goodrich Corp., Kawasaki Heavy Industries, Mitsubishi Heavy Industries, Spirit AeroSystems and Stork Aerospace. Competition for the repair and overhaul of aviation components comes from three primary sources: OEMs, major commercial airlines and other independent repair and overhaul companies.

We may need to expend significant capital to keep pace with technological developments in our industry.

The aerospace industry is constantly undergoing development and change and it is likely that new products, equipment and methods of repair and overhaul service will be introduced in the future. In order to keep pace with any new developments, we may need to expend significant capital to purchase new equipment and machines or to train our employees in the new methods of production and service.

The construction of aircraft is heavily regulated and failure to comply with applicable laws could reduce our sales or require us to incur additional costs to achieve compliance, and we may incur significant expenses to comply with new or more stringent governmental regulation.

The aerospace industry is highly regulated in the United States by the FAA and in other countries by similar agencies. We must be certified by the FAA and, in some cases, by individual OEMs in order to engineer and service parts, components and aerostructures used in specific aircraft models. If any of our material authorizations or approvals were revoked or suspended, our operations would be adversely affected. New or more stringent governmental regulations may be adopted, or industry oversight heightened in the future, and we may incur significant expenses to comply with any new regulations or any heightened industry oversight.

Some contractual arrangements with customers may cause us to bear significant up-front costs that we may not be able to recover.

Many new aircraft programs require that major suppliers bear the cost of design, development and engineering work associated with the development of the aircraft usually in exchange for a long-term agreement to supply critical parts once the aircraft is in production. If the aircraft fails to reach the full production stage or we fail to win the long-term contract, the outlays we have made in research and development and other start-up costs may not generate our anticipated return on investment.

We may not realize our anticipated return on capital commitments made to expand our capabilities.

We continually make significant capital expenditures to implement new processes and to increase both efficiency and capacity. Some of these projects require additional training for our employees and not all projects may be implemented as anticipated. If any of these projects do not achieve the anticipated increase in efficiency or capacity, our returns on these capital expenditures may be lower than expected.

Any product liability claims in excess of insurance may adversely affect our financial condition.

Our operations expose us to potential liability for personal injury or death as a result of the failure of an aircraft component that has been serviced by us or the failure of an aircraft component designed or manufactured by us. While we believe that our liability insurance is adequate to protect us from these liabilities, our insurance may not cover all liabilities. Additionally, as the number of insurance companies providing general aviation product liability insurance coverage has decreased in recent years, insurance coverage may not be available in the future at a cost acceptable to us. Any material liability not covered by insurance or for which third-party indemnification is not available could have a material adverse effect on our financial condition.

The lack of available skilled personnel may have an adverse effect on our operations.

From time to time, some of our operating locations have experienced difficulties in attracting and retaining skilled personnel to design, engineer, manufacture, repair and overhaul sophisticated aircraft components. Our ability to operate successfully could be jeopardized if we are unable to attract and retain a sufficient number of skilled personnel to conduct our business. Additionally, the service of key members of the Vought management team and other personnel are expected to be critical to ensure the smooth and timely integration of Vought's business into Triumph.

Any exposure to environmental liabilities may adversely affect us.

Our business, operations and facilities are subject to numerous stringent federal, state, local and foreign environmental laws and regulations, and we are subject to potentially significant fines or penalties, including criminal sanctions, if we fail to comply with these requirements. In addition, we could be affected by future laws and regulations, including those imposed in response to climate change concerns and other actions commonly referred to as "green initiatives." Compliance with current and future environmental laws and regulations currently requires and is expected to continue to require significant operating and capital costs.

Pursuant to certain environmental laws, a current or previous owner or operator of a contaminated site may be held liable for the entire cost of investigation, removal or remediation of hazardous materials at such property, whether or not the owner or operator knew of, or was responsible for, the presence of any hazardous materials. Although management believes that our operations and facilities are in material compliance with such laws and regulations, future changes in such laws, regulations or interpretations thereof or the nature of our operations or regulatory enforcement actions which may arise, may require us to make significant additional capital expenditures to ensure compliance in the future. Certain of our facilities, including facilities acquired and operated by us or one of our subsidiaries, have at one time or another been under active investigation for environmental contamination by federal or state agencies when acquired and, at least in some cases, continue to be under investigation or subject to remediation for potential or identified environmental contamination. Lawsuits, claims and costs involving environmental matters are likely to continue to arise in the future. Individual facilities of ours have also been subject to investigation on occasion for possible past waste disposal practices which might have contributed to contamination at or from remote third-party waste disposal sites. In some instances, we are indemnified by prior owners or operators and/or present owners of the facilities for liabilities which we incur as a result of these investigations and the environmental contamination found which pre-dates our acquisition of these facilities, subject to certain limitations, including but not limited to specified exclusions, deductibles and limitations on the survival period of the indemnity. We also maintain a pollution liability policy that provides coverage, subject to specified limitations, for specified material liabilities associated with the clean-up of certain on-site pollution conditions, as well as defense and indemnity for certain third-party suits (including Superfund liabilities at third-party sites), in each case, to the extent not otherwise indemnified. However, if we were required to pay the expenses related to environmental liabilities for which neither indemnification nor insurance coverage is available, these expenses could have a material adverse effect on our financial position, results of operations, and cash flows.

We are currently involved in intellectual property litigation, which could have a material and adverse impact on our profitability, and we could become so involved again in the future.

We and other companies in our industry possess certain proprietary rights relating to designs, engineering, manufacturing processes and repair and overhaul procedures. In the event that we believe that a third party is infringing upon our proprietary rights, we may bring an action to enforce such rights. In addition, third parties may claim infringement by us with respect to their proprietary rights and may initiate legal proceedings against us in the future. The expense and time of bringing an action to enforce such rights or defending against infringement claims can be significant, as in the case of the litigation arising out of the claims of Eaton Corporation discussed in "Item 3. Legal Proceedings." Intellectual property litigation involves complex legal and factual questions which makes the outcome of any such proceedings subject to considerable uncertainty. Not only can such litigation divert management's attention, but it can also expose the Company to damages and potential injunctive relief which, if granted, may preclude the Company from making, using or selling particular products or technology. The expense and time associated with such litigation may have a material and adverse impact on our profitability.

We do not own certain intellectual property and tooling that is important to our business.

In our overhaul and repair businesses, OEMs of equipment that we maintain for our customers increasingly include language in repair manuals relating to their equipment asserting broad claims of proprietary rights to the contents of the manuals used in our operations. Although we believe that our use of manufacture and repair manuals is lawful, there can be no assurance that OEMs will not try to enforce such claims, including through the possible use of legal proceedings, or that any such actions will be unsuccessful.

Our business also depends on using certain intellectual property and tooling that we have rights to use pursuant to license grants under our contracts with our OEM customers. These contracts contain restrictions on our use of the intellectual property and tooling and may be terminated if we violate certain of these restrictions. Our loss of a contract with an OEM customer and the related license rights to use an OEM's intellectual property or tooling would materially adversely affect our business.

Our fixed-price contracts may commit us to unfavorable terms.

For the fiscal year ended March 31, 2012, a significant portion of our net sales were derived from fixed-price contracts under which we have agreed to provide components or aerostructures for a price determined on the date we entered into the contract. Several factors may cause the costs we incur in fulfilling these contracts to vary substantially from our original estimates, and we bear the risk that increased or unexpected costs may reduce our profit or cause us to sustain losses on these contracts. In a fixed-price contract, we must fully absorb cost overruns, notwithstanding the difficulty of estimating all of the costs we will incur in performing these contracts. Because our ability to terminate contracts is generally limited, we may not be able to terminate our performance requirements under these contracts at all or without substantial liability and, therefore, in the event we are sustaining reduced profits or losses, we could continue to sustain these reduced profits or losses for the duration of the contract term. Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce our profitability or cause significant losses.

Any significant disruption from key suppliers of raw materials and key components could delay production and decrease revenue.

We are highly dependent on the availability of essential raw materials such as carbon fiber, aluminum and titanium, and purchased engineered component parts from our suppliers, many of which are available only from single customer-approved sources. Moreover, we are dependent upon the ability of our suppliers to provide raw materials and components that meet our specifications, quality standards and delivery schedules. Our suppliers' failure to provide expected raw materials or component parts could require us to identify and enter into contracts with alternate suppliers that are acceptable to both us and our customers, which could result in significant delays, expenses, increased costs and management distraction and adversely affect production schedules and contract profitability.

We have from time to time experienced limited interruptions of supply, and we may experience a significant interruption in the future. Our continued supply of raw materials and component parts are subject to a number of risks including:

- availability of capital to our suppliers;
- the destruction of our suppliers' facilities or their distribution infrastructure;
- a work stoppage or strike by our suppliers' employees;
- the failure of our suppliers to provide raw materials or component parts of the requisite quality;
- the failure of essential equipment at our suppliers' plants;
- the failure or shortage of supply of raw materials to our suppliers;
- contractual amendments and disputes with our suppliers; and
- geopolitical conditions in the global supply base.

In addition, some contracts with our suppliers for raw materials, component parts and other goods are short-term contracts, which are subject to termination on a relatively short-term basis. The prices of our raw materials and component parts fluctuate depending on market conditions, and substantial increases in prices could increase our operating costs, which, as a result of our fixed-price contracts, we may not be able to recoup through increases in the prices of our products.

Due to economic difficulty, we may face pressure to renegotiate agreements resulting in lower margins. Our suppliers may discontinue provision of products to us at attractive prices or at all, and we may not be able to obtain such products in the future from these or other providers on the scale and within the time periods we require. Furthermore, substitute raw materials or component parts may not meet the strict specifications and quality standards we and our customers demand, or that the U.S. Government requires. If we are not able to obtain key products on a timely basis and at an affordable cost, or we experience significant delays or interruptions of their supply, revenues from sales of products that use these supplies will decrease.

Our operations depend on our manufacturing facilities, which are subject to physical and other risks that could disrupt production.

Our manufacturing facilities could be damaged or disrupted by a natural disaster, war, or terrorist activity. We maintain property damage and business interruption insurance at the levels typical in our industry, however, a major catastrophe, such as an earthquake, hurricane, flood, tornado or other natural disaster at any of our sites, or war or terrorist activities in any of the areas where we conduct operations could result in a prolonged interruption of our business. Any disruption resulting from these events could cause significant delays in shipments of products and the loss of sales and customers and we may not have insurance to adequately compensate us for any of these events.

Significant consolidation by aerospace industry suppliers could adversely affect our business.

The aerospace industry has recently experienced consolidation among suppliers. Suppliers have consolidated and formed alliances to broaden their product and integrated system offerings and achieve critical mass. This supplier consolidation is in part attributable to aircraft manufacturers more frequently awarding long-term sole-source or preferred supplier contracts to the most capable suppliers, thus reducing the total number of suppliers. This consolidation could cause us to compete against certain competitors with greater financial resources, market penetration and purchasing power. When we purchase component parts and services from suppliers to manufacture our products, consolidation reduces price competition between our suppliers, which could diminish incentives for our suppliers to reduce prices. If this consolidation continues, our operating costs could increase and it may become more difficult for us to be successful in obtaining new customers.

Due to the size and long-term nature of many of our contracts, we are required by GAAP to estimate sales and expenses relating to these contracts in our financial statements, which may cause actual results to differ materially from those estimated under different assumptions or conditions.

Our financial statements are prepared in conformity with accounting principles generally accepted in the United States. These principles require our management to make estimates and assumptions regarding our contracts that affect the reported amounts of revenue and expenses during the reporting period. Contract accounting requires judgment relative to assessing risks, estimating contract sales and costs, and making assumptions for schedule and technical issues. Due to the size and nature of many of our contracts, the estimation of total sales and cost at completion is complicated and subject to many variables. While we base our estimates on historical experience and on various assumptions that we believe to be reasonable under the circumstances at the time made, actual results may differ materially from those estimated.

We may be subject to work stoppages at our facilities or those of our principal customers and suppliers, which could seriously impact the profitability of our business.

At March 31, 2012, we employed 12,602 people, of which 28.4% belonged to unions. Our unionized workforces and those of our customers and suppliers may experience work stoppages. For example, the International Association of Machinists-represented employees at Vought's Nashville, Tennessee, plant engaged in a strike that continued for approximately 16 weeks during 2008 and 2009 (prior to our acquisition of Vought). A contingency plan was implemented that allowed production to continue in Nashville during the course of that strike. Additionally, our union contract with Local 848 of the United Auto Workers with employees at our Dallas and Grand Prairie, Texas, facilities expires in October 2013. If we are unable to negotiate a new contract with that workforce, our operations may be disrupted and we may be prevented from completing production and delivery of products from those facilities, which would negatively impact our results of operations.

Many aircraft manufacturers, airlines and aerospace suppliers have unionized workforces. Strikes, work stoppages or slowdowns experienced by aircraft manufacturers, airlines or aerospace suppliers could reduce our customers' demand for our products or prevent us from completing production. In turn, this may have a material adverse effect on our financial condition, results of operations and cash flows.

Financial market conditions may adversely affect the benefit plan assets we have inherited from Vought, increase funding requirements and materially impact our statements of financial position and cash flows.

The benefit plan assets we have inherited as a result of the acquisition of Vought are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in real estate and other alternative investments. The current market values of all of these investments, as well as the related benefit plan liabilities are impacted by the movements and volatility in the financial markets. In accordance with the *Compensation—Retirement Benefits* topic of the Accounting Standards Codification (ASC), we have recognized the over-funded or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet, and will recognize changes in that funded status in the year in which the changes occur. The funded status is measured as the difference between the fair value of the plan's assets and the projected benefit obligation. A decrease in the fair value of these plan assets or an increase in interest rates resulting from movements in the financial markets will increase the under-funded status of the plans recorded in our statement of financial position and result in additional cash funding requirements to meet the minimum required funding levels.

The U.S. Government is a significant customer of our largest customers, and we and they are subject to specific U.S. Government contracting rules and regulations.

As a result of the acquisition of Vought, we have become a more significant provider of aerostructures to military aircraft manufacturers. The military aircraft manufacturers' business, and by extension, our business, is affected by the U.S. Government's continued commitment to programs under contract with our customers. The terms of defense contracts with the U.S. Government generally permit the government to terminate contracts partially or completely, either for its convenience or if we default by failing to perform under the contract. Termination for convenience provisions provide only for our recovery of unrecovered costs incurred or committed, settlement expenses and profit on the work completed prior to termination. Termination for default provisions provide for the contractor to be liable for excess costs incurred by the U.S. Government in procuring undelivered items from another source. On contracts where the price is based on cost, the U.S. Government may review our costs and performance, as well as our accounting and general business practices. Based on the results of such audits, the U.S. Government may adjust our contract-related costs and fees, including allocated indirect costs. In addition, under U.S. Government purchasing regulations, some of our costs, including most financing costs, portions of research and development costs, and certain marketing expenses may not be subject to reimbursement.

We bear the potential risk that the U.S. Government may unilaterally suspend our customers or us from new contracts pending the resolution of alleged violations of procurement laws or regulations. Sales to the U.S. Government are also subject to changes in the government's procurement policies in advance of design completion. An unexpected termination of, or suspension from, a significant government contract, a reduction in expenditures by the U.S. Government for aircraft using our products, lower margins resulting from increasingly competitive procurement policies, a reduction in the volume of contracts awarded to us, or substantial cost overruns could have a material adverse effect on our financial condition, results of operations and cash flows.

We are subject to the requirements of the National Industrial Security Program Operating Manual for facility security clearance, which is a prerequisite for our ability to perform on classified contracts for the U.S. Government.

A Department of Defense, or DoD, facility security clearance is required in order to be awarded and perform on classified contracts for the DoD and certain other agencies of the U.S. Government, which is a significant part of our business. We have obtained clearance at appropriate levels that require stringent qualifications, and it may be required to seek higher level clearances in the future. We cannot assure you that we will be able to maintain our security clearance. If for some reason our security clearance is invalidated or terminated, we may not be able to continue to perform our present classified contracts or be able to enter into new classified contracts, which could affect our ability to compete for and capture new business.

We may be unable to effectively implement the Enterprise Resource Planning (ERP) system at Vought.

In May 2011, Vought "went live" with an ERP system. If this implementation is not managed effectively, it could continue to cause disruption resulting in additional costs and it may delay our ability to obtain accurate financial information with respect to the Vought business or obtain the information necessary to effectively manage the Vought business, which could have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of March 31, 2012, we owned or leased the following facilities.

Location	Description	Square Footage	Owned/ Leased
TRIUMPH AEROSTRUCTURES GROUP			
Hot Springs, AR	Manufacturing facility/office	217,300	Owned
Brea, CA	Manufacturing facility	90,000	Leased
Chatsworth, CA	Manufacturing facility/office	101,900	Owned
Chatsworth, CA	Manufacturing facility	21,600	Leased
City of Industry, CA	Manufacturing facility/office	75,000	Leased
El Cajon, CA	Manufacturing facility/office	122,400	Leased
Hawthorne, CA	Manufacturing facility	1,348,700	Leased
Lynwood, CA	Processing and finishing facility/office	59,700	Leased
Lynwood, CA	Office/warehouse/aerospace metal processing	105,000	Leased
San Diego, CA	Force measurement systems facility	7,000	Leased
Torrance, CA	Processing facility	84,700	Leased
Walnut, CA	Manufacturing facility/office	105,000	Leased
Bejing, China	Manufacturing facility/office	43,700	Leased
New Haven, CT	Engineering/manufacturing	2,400	Leased
Stuart, FL	Manufacturing facility	519,700	Leased
Milledgeville, GA	Manufacturing facility/assembly facility	566,200	Owned
Shelbyville, IN	Manufacturing facility/office	193,900	Owned
Wichita, KS	Manufacturing facility/office	145,200	Leased
Mexicali, Mexico	Manufacturing facility/office	261,000	Leased
Grandview, MO	Manufacturing facility/office	78,000	Owned
Westbury, NY	Manufacturing facility/office	93,500	Leased
Westbury, NY	Aerospace metal processing	12,500	Leased
Nashville, TN	Manufacturing facility/assembly facility/office	2,198,700	Owned
Dallas, TX	High-speed wind tunnel	28,900	Owned
Dallas, TX	Manufacturing facility/office	4,855,300	Leased
Fort Worth, TX	Manufacturing facility/office	114,100	Owned
Grand Prairie, TX	Manufacturing facility	804,500	Leased
Kilgore, TX	Manufacturing facility/office	83,000	Owned
Everett, WA	Manufacturing facility	153,000	Leased
Spokane, WA	Manufacturing facility/office	392,000	Owned

Location	Description	Square Footage	Owned/ Leased
TRIUMPH AEROSPACE SYSTEMS GROUP			
Chandler, AZ	Manufacturing facility/office	34,300	Leased
Valencia, CA	Manufacturing facility/office	87,000	Leased
Bethel, CT	Office	1,700	Leased
Bloomfield, CT	Manufacturing facility/office	29,800	Leased
East Lyme, CT	Manufacturing facility/office	59,600	Owned
Alfortville, France	Manufacturing facility/office	7,500	Leased
Heiligenhaus, Germany	Manufacturing facility/office	2,200	Leased
East Alton, IL	Machine shop/office	25,000	Leased
Shelbyville, IN	Manufacturing facility/office	100,000	Owned
Wichita, KS	Manufacturing facility/office	130,300	Leased
Macomb, MI	Manufacturing facility/office	86,000	Leased
Freeport, NY	Manufacturing facility/office/warehouse	29,000	Owned
Rochester, NY	Engineering office	5,000	Leased
Clemmons, NC	Manufacturing facility/repair/office	110,000	Owned
Forest, OH	Manufacturing facility/office	125,000	Owned
Albany, OR	Machine shop/office	25,000	Owned
North Wales, PA	Manufacturing facility/office	111,400	Owned
Orangeburg, SC	Machine shop	52,000	Owned
Basildon, UK	Manufacturing facility/office	1,900	Leased
Buckley, UK	Manufacturing facility/office	8,000	Leased
Park City, UT	Manufacturing facility/office	180,000	Owned
Newport News, VA	Engineering/manufacturing/office	93,000	Leased
Redmond, WA	Manufacturing facility/office	19,400	Leased

Location	Description	Square Footage	Owned/ Leased
TRIUMPH AFTERMARKET SERVICES GROUP			
Hot Springs, AR	Machine shop/office	219,700	Owned
Chandler, AZ	Thermal processing facility/office	15,000	Leased
Phoenix, AZ	Repair and overhaul shop/office	50,000	Leased
Phoenix, AZ	Repair and overhaul/office	24,800	Leased
Tempe, AZ	Manufacturing facility/office	13,500	Owned
Tempe, AZ	Machine shop	9,300	Owned
Tempe, AZ	Machine shop	32,000	Owned
Burbank, CA	Instrument shop/warehouse/office	23,000	Leased
Ft. Lauderdale, FL	Instrument shop/warehouse/office	11,700	Leased
Atlanta, GA	Manufacturing facility/office	32,000	Leased
Wellington, KS	Repair and overhaul/office	65,000	Leased
Oakdale, PA	Production/warehouse/office	68,000	Leased
Dallas, TX	Production/office	28,600	Leased
Grand Prairie, TX	Repair and overhaul shop/office	60,000	Leased
San Antonio, TX	Repair and overhaul/office	30,000	Leased
Chonburi, Thailand	Repair and overhaul shop/office	85,000	Owned
CORPORATE AND OTHER			
Berwyn, PA	Office	17,000	Leased
Zacatecas, Mexico	Manufacturing facility/office	270,000	Owned

We believe that our properties are adequate to support our operations for the foreseeable future.

Item 3. Legal Proceedings

On July 9, 2004, Eaton Corporation and several Eaton subsidiaries filed a complaint against us, our subsidiary, Frisby Aerospace, LLC (now named Triumph Actuation Systems, LLC), certain related subsidiaries and certain employees of ours and our subsidiaries. The complaint was filed in the Circuit Court of the First Judicial District of Hinds County, Mississippi and alleged nineteen causes of action under Mississippi law. In particular, the complaint alleged the misappropriation of trade secrets and intellectual property allegedly belonging to Eaton relating to hydraulic pumps and motors used in military and commercial aviation. Triumph Actuation Systems and the individual defendants filed separate responses to Eaton's claims. Triumph Actuation Systems filed counterclaims against Eaton alleging common law unfair competition, interference with existing and prospective contracts, abuse of process, defamation, violation of North Carolina's Unfair and Deceptive Trade Practices Act, and violation of the false advertising provisions of the Lanham Act. We and defendant Jeff Frisby, President of Triumph Actuation Systems at the time the engineer defendants were hired, moved to dismiss the complaint for lack of personal jurisdiction.

The above allegations also relate to alleged conduct that has been the subject of an investigation by the office of the U.S. Attorney in Jackson, Mississippi. On January 22, 2004, a search warrant was executed on the offices of Triumph Actuation Systems in connection with this investigation. Triumph Actuation Systems cooperated with the investigation. On December 20, 2006, five engineers of Triumph Actuation Systems who are former employees of Eaton Aerospace, LLC, were indicted by a grand jury sitting in the Southern District of Mississippi on five counts of trade secret misappropriation, conspiracy to misappropriate trade secrets, and mail and wire fraud. On June 15, 2007, all counts other than part of one count were dismissed by the court, leaving a charge of conspiracy to misappropriate trade secrets.

On October 11, 2007, the government obtained a new indictment against the same five engineer defendants, raising new charges arising out of the same investigation, which were essentially reiterated in a second superseding indictment obtained on November 7, 2007. The defendant engineers subsequently filed pretrial motions, including motions to dismiss. On April 25, 2008, the court granted some of those motions and dismissed seven of the twelve counts of the second superseding indictment. The government appealed the dismissal with respect to three of the seven counts dismissed. On January 21, 2009, while the appeal was still pending, the government obtained a new indictment against the five engineers containing three counts stating essentially the same charges as those covered by the government's appeal. On February 9, 2009, the United States Court of Appeals for the Fifth Circuit unanimously affirmed the dismissal of one of the counts covered by the government's appeal and reversed as to the other two counts. (The government thereafter dismissed the two counts of the most recent indictment similar to the two counts restored by the appellate court.) Thus, there are seven charges against the engineers remaining pending under the second superseding indictment in addition to the one count remaining in the most recent indictment. On September 10, 2009, upon agreement of the government and the defendant engineers, the trial court entered an order continuing the case until after the trial in the civil case filed by Eaton and staying all proceedings except the issuance of orders related to previously filed motions and the parties' compliance with ongoing discovery obligations. The trial court has since disposed of all pending motions. On April 25, 2012, the trial court lifted the stay and set the matter for trial in October 2012.

No charges have been brought against Triumph Actuation Systems or us, and we understand that neither Triumph Actuation Systems nor the Company is currently the subject of the criminal investigation.

In the civil case, following stays of most discovery while the parties litigated a motion to dismiss and a motion to protect the defendant engineers' Fifth Amendment rights, discovery recommenced in late August 2007. However, on January 4, 2008, the judge in the civil case, Judge Bobby DeLaughter, recused himself on his own motion. The case was reassigned to Chief Judge W. Swan Yerger.

On January 24, 2008, Triumph Actuation Systems filed a motion to stay all discovery in order to review and reconsider Judge DeLaughter's prior orders based on the ongoing federal investigation of an alleged ex parte and inappropriate relationship between Judge DeLaughter and Ed Peters, a lawyer representing Eaton for whom Judge DeLaughter had worked prior to his appointment to the bench. Judge DeLaughter was thereafter suspended from the bench and indicted by a federal grand jury sitting in the Northern District of Mississippi. On July 30, 2009, Judge DeLaughter pled guilty to a count of obstruction of justice contained in the indictment and, on November 13, 2009, was sentenced to 18 months in federal prison.

Triumph Actuation Systems filed other motions relating to this alleged inappropriate relationship with Mr. Peters, including a motion for sanctions. Judge Yerger ordered that this conduct be examined and has undertaken, along with a newly appointed Special Master, to review Judge DeLaughter's rulings in the case from the time Mr. Peters became involved.

On December 22, 2010, the court entered a final order dismissing with prejudice all of the claims that had been asserted by Eaton. The order of dismissal fully ended the litigation of claims by Eaton in the Circuit Court. On December 28, 2010, Eaton filed a notice of appeal to the Mississippi Supreme Court appealing the order of dismissal and other matters.

On December 28, 2010, Triumph, Triumph Actuation Systems and the engineer defendants filed a motion for leave to amend the counterclaims which remained pending to include causes of action based on the Eaton misconduct that led to the dismissal of their claims. Judge Yerger retired from the bench on December 31, 2010, and the matter was reassigned to Judge Jeffrey Weill. On March 14, 2011, Judge Weill granted to the motion for leave to amend the counterclaims. The amended counterclaims were filed on March 18, 2011. In addition, on February 1, 2011, Triumph Actuation Systems filed a complaint in the District Court for the Middle District of North Carolina against Eaton Corporation and several of its subsidiaries alleging three counts of antitrust violations under the Sherman Act based on the various actions and misconduct of Eaton and its subsidiaries in the Mississippi state court litigation.

On April 18, 2012, in the course of a hearing in the proceedings remaining before Judge Weill in the civil case, Eaton produced several e-mails that were responsive to discovery requests propounded in the investigation of the involvement of Mr. Peters which should have been produced several years earlier. The appearance of the e-mails has led to the suspension of Eaton's appeal in the Mississippi Supreme Court and caused Judge Weill to issue an order on May 10, 2012 directing Eaton's counsel (both inside and outside) and its Chairman and CEO, Alexander M. Cutler, to produce within seven days all remaining relevant documents, accompanied by sworn affidavits explaining the failure to produce the documents earlier and suggesting appropriate sanctions against Eaton and its counsel for the failure.

Given the fact of Eaton's appeal of the dismissal of its claims, it is too early to determine what, if any, exposure to liability Triumph Actuation Systems or the Company might face as a result of the civil suit. We intend to continue to vigorously defend the dismissal of Eaton's claims on appeal and to vigorously prosecute the counterclaims brought by Triumph Actuation Systems.

In addition to the foregoing, in the ordinary course of our business, we are involved in disputes, claims, lawsuits, and governmental and regulatory inquiries that we deem to be immaterial. Some may involve claims or potential claims of substantial damages, fines or penalties. While we cannot predict the outcome of any pending or future litigation or proceeding, we do not believe that any pending matter will have a material effect, individually or in the aggregate, on our financial position or results of operations, although no assurances can be given to that effect.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Range of Market Price

Our Common Stock is traded on the New York Stock Exchange under the symbol "TGI." The following table sets forth the range of high and low prices for our Common Stock for the periods indicated:

	High	Low
Fiscal 2011		
1st Quarter	$ 40.94	$ 30.19
2nd Quarter	40.73	31.85
3rd Quarter	46.28	37.00
4th Quarter	48.65	41.02
Fiscal 2012		
1st Quarter	$ 50.47	$ 39.84
2nd Quarter	54.82	42.78
3rd Quarter	60.90	43.92
4th Quarter	66.77	58.16

On May 15, 2012, the reported closing price for our Common Stock was $62.83. As of May 15, 2012, there were approximately 128 holders of record of our Common Stock and we believe that our Common Stock was beneficially owned by approximately 30,000 persons.

Dividend Policy

During fiscal 2012 and 2011, we paid cash dividends of $0.14 per share and $0.08 per share, respectively. However, our declaration and payment of cash dividends in the future and the amount thereof will depend upon our results of operations, financial condition, cash requirements, future prospects, limitations imposed by credit agreements or indentures governing debt securities and other factors deemed relevant by our Board of Directors. No assurance can be given that cash dividends will continue to be declared and paid at historical levels or at all. Certain of our debt arrangements, including our credit facility, restrict our paying dividends and making distributions on our capital stock, except for the payment of stock dividends and redemptions of an employee's shares of capital stock upon termination of employment. On April 23, 2012, the Company announced that its Board of Directors declared a regular quarterly dividend of $0.04 per share on its outstanding common stock. The dividend is payable June 15, 2012 to stockholders of record as of June 1, 2012.

Repurchases of Stock

The following summarizes repurchases made pursuant to the Company's share repurchase plan during the three years ended March 31, 2012. In December 1998, we announced a program to repurchase up to 500,000 shares of our common stock. In February 2008, the Company's Board of Directors authorized an increase in the Company's existing stock repurchase program by up to an additional 500,000 shares of its common stock. From the inception of the program through March 31, 2012, we have repurchased a total of 499,200 shares (prior to fiscal 2012 stock split) for a total purchase price of $19.2 million. As a result, as of May 15, 2012, the Company remains able to purchase an additional 500,800 shares. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Maximum number of shares that may yet be purchased under the plans
April 1, 2009 - March 31, 2012	—	N/A	499,200	500,800

Equity Compensation Plan Information

The information required regarding equity compensation plan information is included in our Proxy Statement in connection with our 2012 Annual Meeting of Stockholders to be held on July 19, 2012, under the heading "Equity Compensation Plan Information" and is incorporated herein by reference.

The following graph compares the cumulative 5-year total return provided stockholders on Triumph Group, Inc.'s common stock relative to the cumulative total returns of the Russell 2000 index and the S&P Aerospace & Defense index. An investment of $100 (with reinvestment of all dividends) is assumed to have been made in our common stock and in each of the indexes on March 31, 2007 and its relative performance is tracked through March 31, 2012.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*
Among Triumph Group, Inc., The Russell 2000 Index
And The S&P Aerospace & Defense Index


$250
$200
$150
$100
$50
$0
3/07
3/08
3/09
3/10
3/11
3/12
Triumph Group, Inc.
Russell 2000
S&P Aerospace & Defense

* $100 invested on March 31, 2007 in stock or index, including reinvestment of dividends. Fiscal year ended March 31.

	3/07	3/08	3/09	3/10	3/11	3/12
Triumph Group, Inc.	**100.00**	**103.11**	**69.45**	**127.88**	**161.72**	**229.72**
Russell 2000	**100.00**	**87.00**	**54.37**	**88.50**	**111.32**	**111.12**
S&P Aerospace & Defense	**100.00**	**105.11**	**61.14**	**104.51**	**115.55**	**120.78**

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Item 6. Selected Financial Data

The following selected financial data should be read in conjunction with the Consolidated Financial Statements and related Notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included herein.

	Fiscal Years Ended March 31,				
	2012(1)	2011(2)	2010(3)	2009(4)	2008(5)(6)
	(in thousands, except per share data)				
Operating Data:					
Net sales	$ 3,407,929	$ 2,905,348	$ 1,294,780	$ 1,240,378	$ 1,151,090
Cost of sales	2,564,995	2,231,864	927,211	877,744	822,288
	842,934	673,484	367,569	362,634	328,802
Selling, general and administrative expense	242,553	238,889	157,870	162,109	159,262
Depreciation and amortization	119,724	99,657	54,418	48,611	43,215
Curtailment gain, net	(40,400)	—	—	—	—
Acquisition and integration expenses	6,342	20,902	—	—	—
Operating income	514,715	314,036	155,281	151,914	126,325
Interest expense and other	77,138	79,559	28,865	16,929	19,942
Gain on early extinguishment of debt	—	—	(39)	(880)	—
Income from continuing operations, before income taxes	437,577	234,477	126,455	135,865	106,383
Income tax expense	155,955	82,066	41,167	43,124	34,748
Income from continuing operations	281,622	152,411	85,288	92,741	71,635
Loss from discontinued operations	(765)	(2,512)	(17,526)	(4,745)	(8,468)
Net income	$ 280,857	$ 149,899	$ 67,762	$ 87,996	$ 63,167
Earnings per share:					
Income from continuing operations:					
Basic	$ 5.77	$ 3.39	$ 2.59	$ 2.83	$ 2.17
Diluted(7)	$ 5.43	$ 3.21	$ 2.56	$ 2.80	$ 2.04
Cash dividends declared per share	$ 0.14	$ 0.08	$ 0.08	$ 0.08	$ 0.08
Shares used in computing earnings per share:					
Basic	48,821	45,006	32,918	32,768	32,994
Diluted(7)	51,873	47,488	33,332	33,168	35,080

	As of March 31,				
	2012(1)	2011(2)	2010(3)	2009(4)	2008(5)(6)
	(in thousands)				
Balance Sheet Data:					
Working capital	$ 698,402	$ 436,638	$ 487,411	$ 372,159	$ 416,842
Total assets	4,554,757	4,477,234	1,692,578	1,591,207	1,412,760
Long-term debt, including current portion	1,158,862	1,312,004	505,780	459,396	395,981
Total stockholders' equity	$ 1,793,369	$ 1,632,217	$ 860,686	$ 788,563	$ 706,436

(1) Includes the acquisition of Aviation Network Services, LLC. (October 2011) from the date of acquisition. See Note 3 to the Consolidated Financial Statements.

(2) Includes the acquisition of Vought Aircraft Industries, Inc. (June 2010) from the date of acquisition. See Note 3 to the Consolidated Financial Statements.

(3) Includes the acquisition of DCL Avionics, Inc. (January 2010) and Fabritech, Inc. (March 2010) from the date of each respective acquisition. See Note 3 to the Consolidated Financial Statements.

(4) Includes the acquisition of Merritt Tool Company, Inc., Saygrove Defence and Aerospace Group Limited, The Mexmil Company, LLC and acquisition of the aviation segment of Kongsberg Automotive Holdings ASA from the date of each respective acquisition (March 2009).

(5) Includes the acquisition of the assets and business of B. & R. Machine & Tool Corp. from the date of acquisition (February 2008).

(6) During 2008, the Company sold the assets of Triumph Precision, Inc. and also decided to sell Triumph Precision Castings Co. These businesses have been classified as discontinued operations. See Note 4 to the Consolidated Financial Statements.

(7) Diluted earnings per share for the fiscal years ended March 31, 2012, 2011 and 2008, included 2,606,189, 2,040,896 and 1,554,118 shares, respectively, related to the dilutive effects of the Company's Convertible Notes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

(The following discussion should be read in conjunction with the Consolidated Financial Statements and notes thereto contained elsewhere herein.)

OVERVIEW

We are a major supplier to the aerospace industry and have three operating segments: (i) Triumph Aerostructures Group, whose companies' revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components for the global aerospace original equipment manufacturers, or OEM, market; (ii) Triumph Aerospace Systems Group, whose companies design, engineer and manufacture a wide range of proprietary and build-to-print components, assemblies and systems also for the OEM market; and (iii) Triumph Aftermarket Services Group, whose companies serve aircraft fleets, notably commercial airlines, the U.S. military and cargo carriers, through the maintenance, repair and overhaul of aircraft components and accessories manufactured by third parties.

On June 16, 2010, we acquired Vought Aircraft Industries, Inc. ("Vought") from The Carlyle Group. The acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Products include fuselages, wings, empennages, nacelles and helicopter cabins. Strategically, the acquisition of Vought substantially increased our design capabilities and provided further diversification across customers and programs, as well as exposure to new growth platforms. The acquired business is operating as Triumph Aerostructures—Vought Commercial Division and Triumph Aerostructures—Vought Integrated Programs Division. The Company's consolidated financial statements include Vought's results of operations and cash flows from June 16, 2010.

Financial highlights for the fiscal year ended March 31, 2012 include:

- Net sales for fiscal 2012 increased 17.3% to $3.41 billion, including a 6.6% increase due to organic growth.
- Operating income in fiscal 2012 increased 63.9% to $514.7 million, which included a $40.4 million increase due to a net curtailment gain resulting from amendments to defined benefit plans, partially offset by $6.3 million of acquisition and integration expenses associated with the fiscal year 2011 acquisition of Vought.
- Net income for fiscal 2012 increased 87.4% to $280.9 million.
- Backlog increased 3.4% over the prior year to $3.91 billion.

For the fiscal year ended March 31, 2012, net sales totaled $3.41 billion, a 17.3% increase from fiscal year 2011 net sales of $2.91 billion. Net income for fiscal year 2012 increased 87.4% to $280.9 million, or $5.41 per diluted common share, versus $149.9 million, or $3.16 per diluted common share, for fiscal year 2011. As discussed in further detail below under "Results of Operations," the increase in net income is attributable to contribution from the acquisition of Vought for the full year, a $40.4 million curtailment gain, net of special termination benefits resulting from amendments to certain defined benefit pension plans, and organic growth. Also, the prior year included the acquisition and integration expenses and additional interest expense associated with the financing of the acquisition of Vought.

Our working capital needs are generally funded through cash flows from operations and borrowings under our credit arrangements. For the fiscal year ended March 31, 2012, we generated $227.8 million of cash flows from operating activities, used $69.8 million in investing activities and used $166.3 million from financing activities. Cash flows from operating activities in fiscal year 2012 included $122.2 million in pension contributions.

We continue to remain focused on growing our core businesses as well as growing through strategic acquisitions. Our organic sales increased in fiscal 2012 due to continuing improvement to the overall economy, increased build rates by Boeing and Airbus, increased passenger and freight traffic from previously depressed levels and less airline inventory de-stocking. Our Company has an aggressive but selective acquisition approach that adds capabilities and increases our capacity for strong and consistent internal growth.

The Budget Act, which became law in August 2011, has two primary parts. The first mandates a $487 billion reduction to previously planned defense spending over the next decade. The second part is a sequester mechanism that would impose an additional $500 billion of cuts on defense funding between the government's fiscal year 2013 (ending September 30) and fiscal year 2021 if Congress does not identify a means to reduce the U.S. deficit by $1.2 trillion. As of May 25, 2012, Congress has not identified these required savings. If Congress does not identify the required reduction, defense spending would likely sustain further cuts. For fiscal year 2013, the President has requested total defense funding of $525 billion, including $168 billion for investment accounts. In accordance with the first part of the Budget Act, the DoD's five-year spending plan submitted with the fiscal year 2013 funding request incorporates $259 billion of cuts when compared with the previous five-year plan. However, the spending plan does not include the impact of sequestration, the second part of the Budget Act. Due to the planned reductions in defense spending under the Budget Act, we expect the declining trend in the military end market to continue.

In fiscal 2012, our wholly-owned subsidiary, Triumph Interiors, LLC, acquired the assets of Aviation Network Services, LLC ("ANS"), a leading provider of repair and refurbishment of aircraft interiors primarily for commercial airlines. ANS provides Triumph Interiors, LLC with additional capacity and expanded product offerings, such as the repair and refurbishment of passenger service units and other interior products. The results of Triumph Interiors, LLC continue to be included in the Company's Aftermarket Services segment. This acquisition did not have a material impact on the fiscal 2012 results of operations.

In fiscal 2012, we began efforts to establish a new facility in Red Oak, Texas to expand our capacity, particularly under the Bombardier Global 7000/8000 program. As of March 31, 2012, we have incurred approximately $9.0 million in capital expenditures.

In fiscal 2010, we began efforts to establish a new manufacturing facility in Zacatecas, Mexico to complement our existing manufacturing sites. Our expansion is expected to allow us to better manage our production costs in a competitive global market and to effectively increase capacity at our existing domestic plants and involve a significant number of our operating companies and a wide range of capabilities and technologies. As of March 31, 2012, we have incurred approximately $32.5 million in capital expenditures in Zacatecas.

RESULTS OF OPERATIONS

The following includes a discussion of our consolidated and business segment results of operations. The Company's diverse structure and customer base do not provide for precise comparisons of the impact of price and volume changes to our results. However, we have disclosed the significant variances between the respective periods.

Non-GAAP Financial Measures

We prepare and publicly release quarterly unaudited financial statements prepared in accordance with GAAP. In accordance with Securities and Exchange Commission (the "SEC") guidance on Compliance and Disclosure Interpretations, we also disclose and discuss certain non-GAAP financial measures in our public releases. Currently, the non-GAAP financial measure that we disclose is EBITDA, which is our income from continuing operations before interest, income taxes, amortization of acquired contract liabilities, curtailment gains (losses), depreciation and amortization, and Adjusted EBITDA, which is EBITDA adjusted for acquisition-related costs associated with the acquisition of Vought. We disclose EBITDA and Adjusted EBITDA on a consolidated and a reportable segment basis in our earnings releases, investor conference calls and filings with the SEC. The non-GAAP financial measures that we use may not be comparable to similarly titled measures reported by other companies. Also, in the future, we may disclose different non-GAAP financial measures in order to help our investors more meaningfully evaluate and compare our future results of operations to our previously reported results of operations.

We view EBITDA as an operating performance measure and, as such, we believe that the GAAP financial measure most directly comparable to it is income from continuing operations. In calculating EBITDA, we exclude from income from continuing operations the financial items that we believe should be separately identified to provide additional analysis of the financial components of the day-to-day operation of our business. We have outlined below the type and scope of these exclusions and the material limitations on the use of these non-GAAP financial measures as a result of these exclusions. EBITDA is not a measurement of financial performance under GAAP and should not be considered as a measure of liquidity, as an alternative to net income (loss), income from continuing operations, or as an indicator of any other measure of performance derived in accordance with GAAP. Investors and potential investors in our securities should not rely on EBITDA as a substitute for any GAAP financial measure, including net income (loss) or income from continuing operations. In addition, we urge investors and potential investors in our securities to carefully review the reconciliation of EBITDA to income from continuing operations set forth below, in our earnings releases and in other filings with the SEC and to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q and our Annual Reports on Form 10-K that are filed with the SEC, as well as our quarterly earnings releases, and compare the GAAP financial information with our EBITDA.

EBITDA is used by management to internally measure our operating and management performance and by investors as a supplemental financial measure to evaluate the performance of our business that, when viewed with our GAAP results and the accompanying reconciliation, we believe provides additional information that is useful to gain an understanding of the factors and trends affecting our business. We have spent more than 15 years expanding our product and service capabilities partially through acquisitions of complementary businesses. Due to the expansion of our operations, which included acquisitions, our income from continuing operations has included significant charges for depreciation and amortization. EBITDA excludes these charges and provides meaningful information about the operating performance of our business, apart from charges for depreciation and amortization. We believe the disclosure of EBITDA helps investors meaningfully evaluate and compare our performance from quarter to quarter and from year to year. We also believe EBITDA is a measure of our ongoing operating performance because the isolation of non-cash charges, such as depreciation and amortization, and non-operating items, such as interest and income taxes, provides additional information about our cost structure, and, over time, helps track our operating progress. In addition, investors, securities analysts and others have regularly relied on EBITDA to provide a financial measure by which to compare our operating performance against that of other companies in our industry.

Set forth below are descriptions of the financial items that have been excluded from our income from continuing operations to calculate EBITDA and the material limitations associated with using this non-GAAP financial measure as compared to income from continuing operations:

- Curtailment gains (losses) may be useful for investors to consider because it represents the current period impact of the change in the defined benefit obligation due to the reduction in future service costs. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.
- Amortization of acquired contract liabilities may be useful for investors to consider because it represents the non-cash earnings on the fair value of off market contracts acquired through the acquisition of Vought. We do not believe these earnings necessarily reflect the current and ongoing cash earnings related to our operations.
- Amortization expense may be useful for investors to consider because it represents the estimated attrition of our acquired customer base and the diminishing value of product rights and licenses. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
- Depreciation may be useful for investors to consider because it generally represents the wear and tear on our property and equipment used in our operations. We do not believe these charges necessarily reflect the current and ongoing cash charges related to our operating cost structure.
- The amount of interest expense and other we incur may be useful for investors to consider and may result in current cash inflows or outflows. However, we do not consider the amount of interest expense and other to be a representative component of the day-to-day operating performance of our business.
- Income tax expense may be useful for investors to consider because it generally represents the taxes which may be payable for the period and the change in deferred income taxes during the period and may reduce the amount of funds otherwise available for use in our business. However, we do not consider the amount of income tax expense to be a representative component of the day-to-day operating performance of our business.

Management compensates for the above-described limitations of using non-GAAP measures by using a non-GAAP measure only to supplement our GAAP results and to provide additional information that is useful to gain an understanding of the factors and trends affecting our business.

The following table shows our EBITDA and Adjusted EBITDA reconciled to our income from continuing operations for the indicated periods (in thousands):

	Fiscal year ended March 31,		
	2012	**2011**	**2010**
Income from continuing operations	$ 281,622	$ 152,411	$ 85,288
Amortization of acquired contract liability	(26,684)	(29,214)	—
Depreciation and amortization	119,724	99,657	54,418
Curtailment gain, net	(40,400)	—	—
Interest expense and other	77,138	79,559	28,865
Gain on early extinguishment of debt	—	—	(39)
Income tax expense	155,955	82,066	41,167
EBITDA	567,355	384,479	209,699
Acquisition and integration expenses	6,342	20,902	—
Adjusted EBITDA	$ 573,697	$ 405,381	$ 209,699

The following tables show our EBITDA by reportable segment reconciled to our operating income for the indicated periods (in thousands):

	Fiscal year ended March 31, 2012				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$ 514,715	$ 403,414	$ 90,035	$ 31,859	$ (10,593)
Curtailment gain, net	(40,400)	—	—	—	(40,400)
Amortization of acquired contract liability	(26,684)	(26,684)	—	—	—
Depreciation and amortization	119,724	89,113	17,363	9,487	3,761
EBITDA	$ 567,355	$ 465,843	$ 107,398	$ 41,346	$ (47,232)

	Fiscal year ended March 31, 2011				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$ 314,036	$ 267,783	$ 75,292	$ 28,774	$ (57,813)
Amortization of acquired contract liability	(29,214)	(29,214)	—	—	—
Depreciation and amortization	99,657	69,451	17,183	11,101	1,922
EBITDA	$ 384,479	$ 308,020	$ 92,475	$ 39,875	$ (55,891)

	Fiscal year ended March 31, 2010				
	Total	Aerostructures	Aerospace Systems	Aftermarket Services	Corporate/ Eliminations
Operating income	$ 155,281	$ 102,271	$ 68,069	$ 11,226	$ (26,285)
Depreciation and amortization	54,418	24,025	16,804	12,855	734
EBITDA	$ 209,699	$ 126,296	$ 84,873	$ 24,081	$ (25,551)

The fluctuations from period to period within the amounts of the components of the reconciliations above are discussed further below within Results of Operations.

Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

	Year Ended March 31,	
	2012	2011
	(in thousands)	
Net sales	$3,407,929	$2,905,348
Segment operating income	$ 525,308	$ 371,849
Corporate general and administrative expenses	(10,593)	(57,813)
Total operating income	514,715	314,036
Interest expense and other	77,138	79,559
Income tax expense	155,955	82,066
Income from continuing operations	281,622	152,411
Loss from discontinued operations, net	(765)	(2,512)
Net income	$ 280,857	$ 149,899

Net sales increased by $502.6 million, or 17.3%, to $3.4 billion for the fiscal year ended March 31, 2012 from $2.9 billion for the fiscal year ended March 31, 2011. The results for fiscal 2012 include full year contribution from the acquisition of Vought, as compared to results from June 16, 2010 through March 31, 2011 in fiscal 2011. The acquisitions of Vought and ANS contributed $1.9 billion in net sales in fiscal 2012, as compared to $1.5 billion in net sales in fiscal 2011. Excluding the effects of the acquisitions of Vought and ANS, organic sales increased $90.9 million, or 6.6%, due to the expected increase in commercial production rates of various customer programs. The prior year period was negatively impacted by challenges such as the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program).

Cost of sales increased by $333.1 million, or 14.9%, to $2.6 billion for the fiscal year ended March 31, 2012 from $2.2 billion for the fiscal year ended March 31, 2011. This increase resulted from the acquisitions noted above, which contributed an additional $264.9 million. Gross margin for the fiscal year ended March 31, 2012 was 24.7% compared with 23.2% for the fiscal year ended March 31, 2011. The improvement in gross margin was due to synergies related to the acquisition of Vought, lower pension and other postretirement benefit expenses and favorable cumulative catch-up adjustments on long-term contracts discussed further below.

Segment operating income increased by $153.5 million, or 41.3%, to $525.3 million for the fiscal year ended March 31, 2012 from $371.8 million for the fiscal year ended March 31, 2011. The operating income increase was due to the contribution from the acquisitions ($133.2 million) and increased organic sales ($14.3 million). The contribution of Vought included favorable cumulative catch-up adjustments to operating income ($18.3 million) and lower pension and other postretirement benefit expenses ($34.9 million). Segment operating income also improved due to decreases in overall head count resulting in lower compensation and benefits primarily as a result of the continued integration of Vought ($19.1 million). The favorable cumulative catch-up adjustments to operating income included gross favorable adjustments of $29.5 million and gross unfavorable adjustments of $11.3 million. The cumulative catch-up adjustments were due to lower overall overhead cost assumptions, revisions in our mix of various material and labor costs related to our efforts to gain efficiencies through expansion of our in-sourcing capabilities and the reduction in provisions for technical problems on production lots at or near completion, net of ERP system implementation expenses.

Corporate expenses decreased by $47.2 million, or 81.7%, to $10.6 million for the fiscal year ended March 31, 2012 from $57.8 million for the fiscal year ended March 31, 2011. Corporate expenses decreased primarily due to $40.4 million in curtailment gain, net of special termination benefits associated with amendments made to certain defined benefit plans. Corporate expenses also included $6.3 million in acquisition-related transaction and integration costs associated with the acquisition of Vought for the fiscal year ended March 31, 2012, as compared to $20.9 million for the fiscal year ended March 31, 2011. Absent the aforementioned improvements to corporate expenses were increases due to increased compensation and benefits ($4.9 million) due to increased corporate head count as compared to the prior year, and an increase of $1.9 million of costs related to our Mexican facility compared to the prior year period.

Interest expense and other decreased by $2.4 million, or 3.0%, to $77.1 million for the fiscal year ended March 31, 2012 compared to $79.6 million for the prior year. This decrease was due to lower average debt outstanding during the fiscal year ended March 31, 2012 due to the extinguishment of the term loan credit agreement (the "Term Loan") in April 2011, along with lower interest rates on our revolving credit facility. Interest expense and other includes the write-off of $7.7 million of unamortized discounts and deferred financing fees associated with the extinguishment of the Term Loan, offset by a $2.9 million favorable fair value adjustment due to the reduction of the fair value of a contingent earnout liability associated with a prior acquisition due to changes in the projected earnings over the respective earnout periods. The Company also considered these changes in projected earnings to be an indicator of impairment of the long-lived assets directly related to this acquisition and, as a result, tested these long-lived assets for recoverability and concluded that the assets were recoverable. The fiscal year ended March 31, 2011 also included an additional $4.0 million for amortization of discount on the Convertible Notes, as defined below. The discount on the Convertible Notes was fully amortized as of September 30, 2011.

The effective tax rate was 35.6% for the fiscal year ended March 31, 2012 and 35.0% for the fiscal year ended March 31, 2011. The income tax provision for the fiscal year ended March 31, 2012 included $1.6 million of tax expense due to the recapture of domestic production deductions taken in prior carryback periods, offset by a $1.2 million net tax benefit related to provision to return adjustments upon filing our fiscal 2011 tax return. The effective income tax rate was impacted by the expiration of the research and development tax credit as of December 31, 2011 and the absence of the domestic production deduction due to the Company's net operating loss position for the fiscal year ended March 31, 2012. The effective income tax rate for the fiscal year ended March 31, 2011 was impacted by the $20.9 million in acquisition and integration expenses, which were only partially deductible for tax purposes, offset by the retroactive reinstatement of the research and development tax credit back to January 1, 2010.

In July 2011, the Company completed the sale of Triumph Precision Castings Co. for proceeds of $3.9 million, resulting in no gain or loss on the disposition. Loss from discontinued operations before income taxes was $1.2 million for the fiscal year ended March 31, 2012, compared with a loss from discontinued operations before income taxes of $3.9 million for the fiscal year ended March 31, 2011. Loss from discontinued operations for the fiscal year ended March 31, 2011 includes a $2.3 million charge related to the termination of an agreement. The income tax benefit for discontinued operations was $0.4 million for the fiscal year ended March 31, 2012 compared to a benefit of $1.4 million for the prior year.

Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

	Year Ended March 31,	
	2011	2010
	(in thousands)	
Net sales	$2,905,348	$1,294,780
Segment operating income	$ 371,849	$ 181,566
Corporate general and administrative expenses	(57,813)	(26,285)
Total operating income	314,036	155,281
Interest expense and other	79,559	28,865
Gain on early extinguishment of debt	—	(39)
Income tax expense	82,066	41,167
Income from continuing operations	152,411	85,288
Loss from discontinued operations, net	(2,512)	(17,526)
Net income	$ 149,899	$ 67,762

Net sales increased by $1.6 billion, or 124.4%, to $2.9 billion for the fiscal year ended March 31, 2011 from $1.3 billion for the fiscal year ended March 31, 2010. The acquisition of Vought and the fiscal 2010 acquisitions contributed $1.5 billion in net sales. Excluding the effects of the Vought and fiscal 2010 acquisitions, organic sales increased $106.8 million, or 8.2%. The prior year period was negatively impacted by the reduction in demand for business jets, major program delays (particularly in the 747-8 and 787 programs), the decline in the regional jet market due to the overall economy, lower passenger and freight traffic and airline inventory de-stocking. While organic sales demonstrated improvement, we continued to face challenges such as the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program).

Cost of sales increased by $1.3 billion, or 140.7%, to $2.2 billion for the fiscal year ended March 31, 2011 from $927.2 million for the fiscal year ended March 31, 2010. This increase resulted from the acquisitions noted above, which contributed $1.27 billion. Gross margin for the fiscal year ended March 31, 2011 was 23.2% compared with 28.4% for the fiscal year ended March 31, 2010. The decline in gross margin was impacted by lower margins contributed from the acquisition of Vought. Excluding the effects of the Vought and fiscal 2010 acquisitions, gross margin was 29.2% for the fiscal year ended March 31, 2011, compared with 28.4% for the fiscal year ended March 31, 2010.

Segment operating income increased by $190.3 million, or 104.8%, to $371.9 million for the fiscal year ended March 31, 2011 from $181.6 million for the fiscal year ended March 31, 2010. Operating income increased due to the contribution from the Vought and fiscal 2010 acquisitions ($163.1 million) and favorable settlements of retroactive pricing agreements ($3.0 million), offset by costs related to the signing of a collective bargaining agreement.

Corporate expenses increased by $31.5 million, or 119.9%, to $57.8 million for the fiscal year ended March 31, 2011 from $26.3 million for the fiscal year ended March 31, 2010. Corporate expenses included $20.9 million of non-recurring acquisition-related transaction and integration costs associated with the acquisition of Vought. Corporate expenses also increased due to increased compensation and benefits ($5.4 million) due to increased corporate head count as compared to the prior year period, and an increase of $4.3 million of start-up costs related to the Mexican facility compared to the prior year period.

Interest expense and other increased by $50.7 million, or 175.6%, to $79.6 million for the fiscal year ended March 31, 2011 compared to $28.9 million for the prior year. This increase was due to higher average debt outstanding during the fiscal year ended March 31, 2011 in connection with the financing of the acquisition of Vought, as compared to the fiscal year ended March 31, 2010, including the Senior Subordinated Notes due 2017 (the "2017 Notes"), the Senior Notes due 2018 (the "2018 Notes") and the Term Loan, along with higher interest rates on our revolving credit facility.

The effective tax rate was 35.0% for the fiscal year ended March 31, 2011 and 32.6% for the fiscal year ended March 31, 2010. The effective income tax rate was impacted by the $20.9 million in acquisition and integration expenses, which were only partially deductible for tax purposes, offset by the retroactive reinstatement of the research and development tax credit back to January 1, 2010. In December 2010, the Tax Hike Prevention Act of 2010 reinstated the research and development tax credit retroactive to January 1, 2010 through December 31, 2011.

Loss from discontinued operations before income taxes was $3.9 million for the fiscal year ended March 31, 2011, compared with a loss from discontinued operations before income taxes of $26.9 million for the fiscal year ended March 31, 2010, which included impairment charges of $19.9 million. Loss from discontinued operations for the fiscal year ended

March 31, 2011 includes a $2.3 million charge related to the termination of an agreement. Due to failed negotiations with certain potential buyers of the business occurring during the quarter ended December 31, 2009, the Company reassessed its estimated fair value of the business based on current viable offers to purchase the business, recent performance results and overall market conditions, resulting in a write-down, which was applied to accounts receivable, inventory and property, plant and equipment. The Company recognized a pretax loss of $17.4 million in the third quarter of fiscal 2010, based on the write-down of the carrying value of the business to estimated fair value less cost to sell. Included in the loss from discontinued operations for the fiscal year ended March 31, 2010 is an additional impairment charge of $2.5 million recorded during the first quarter of fiscal 2010. The income tax benefit for discontinued operations was $1.4 million for the fiscal year ended March 31, 2011 compared to a benefit of $9.4 million for the prior year.

Business Segment Performance

We report our financial performance based on the following three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group. The Company's Chief Operating Decision Maker ("CODM") utilizes EBITDA as a primary measure of profitability to evaluate performance of its segments and allocate resources.

The results of operations among our reportable segments vary due to differences in competitors, customers, extent of proprietary deliverables and performance. For example, our Aerostructures segment generally includes long-term sole-source or preferred supplier contracts and the success of these programs provides a strong foundation for our business and positions us well for future growth on new programs and new derivatives. This compares to our Aerospace Systems segment which generally includes proprietary products and/or arrangements where we become the primary source or one of a few primary sources to our customers, where our unique manufacturing capabilities command a higher margin. Also, OEMs are increasingly focusing on assembly activities while outsourcing more manufacturing and repair to third parties, and as a result, are less of a competitive force than in previous years. In contrast, our Aftermarket Services segment provides MRO services on components and accessories manufactured by third parties, with more diverse competition, including airlines, OEMs and other third-party service providers. In addition, variability in the timing and extent of customer requests performed in the Aftermarket Services segment can provide for greater volatility and less predictability in revenue and earnings than that experienced in the Aerostructures and Aerospace Systems segments.

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

We currently generate a majority of our revenue from clients in the commercial aerospace industry, the military, the business jet industry and the regional airline industry. Our growth and financial results are largely dependent on continued demand for our products and services from clients in these industries. If any of these industries experiences a downturn, our clients in these sectors may conduct less business with us. The following table summarizes our net sales by end market by business segment. The loss of one or more of our major customers or an economic downturn in the commercial airline or the military and defense markets could have a material adverse effect on our business.

	Year Ended March 31,		
	2012	2011	2010
Aerostructures			
Commercial aerospace	39.4%	35.4%	24.4%
Military	23.5	26.4	14.8
Business Jets	11.3	9.7	3.6
Regional	0.5	0.6	1.6
Non-aviation	0.7	1.0	2.2
Total Aerostructures net sales	75.4%	73.1%	46.6%
Aerospace Systems			
Commercial aerospace	5.9%	5.7%	11.0%
Military	7.7	9.3	20.0
Business Jets	0.8	0.8	1.0
Regional	0.5	0.7	1.6
Non-aviation	1.1	1.0	2.5
Total Aerospace Systems net sales	16.0%	17.5%	36.1%
Aftermarket Services			
Commercial aerospace	6.6%	7.0%	12.9%
Military	0.9	1.2	2.5
Business Jets	0.4	0.4	0.7
Regional	0.2	0.2	0.5
Non-aviation	0.5	0.6	0.7
Total Aftermarket Services net sales	8.6%	9.4%	17.3%
Total Consolidated net sales	100.0%	100.0%	100.0%

The increase in our percentage of net sales of commercial aerospace and business jets was attributable to the acquisition of Vought. We continue to experience an increase in the mix of the commercial aerospace end-market. We recently have experienced slight growth in the business jet end-market, offset by a slight decrease in our military end market. Due to the planned reductions in defense spending under the Budget Act, we expect the declining trend in the military end market to continue. The shift in our sales mix from fiscal 2010 to fiscal 2011 across segments was due to the acquisition of Vought; however, the acquisition of Vought had little impact on the change in the sales by end market on a consolidated basis.

Business Segment Performance—Fiscal year ended March 31, 2012 compared to fiscal year ended March 31, 2011

	Year Ended March 31,		% Change	% of Total Sales	
	2012	2011		2012	2011
	(in thousands)				
NET SALES					
Aerostructures	$2,571,576	$2,126,040	21.0%	75.5 %	73.2 %
Aerospace Systems	551,800	513,435	7.5%	16.2 %	17.6 %
Aftermarket Services	292,674	272,728	7.3%	8.6 %	9.4 %
Elimination of inter-segment sales	(8,121)	(6,855)	18.5%	(0.2)%	(0.2)%
Total net sales	$3,407,929	$2,905,348	17.3%	100.0 %	100.0 %

	Year Ended March 31, 2012	Year Ended March 31, 2011	% Change	% of Segment Sales 2012	% of Segment Sales 2011
	(in thousands)				
SEGMENT OPERATING INCOME					
Aerostructures	$ 403,414	$ 267,783	50.6 %	15.7%	12.6%
Aerospace Systems	90,035	75,292	19.6 %	16.3%	14.7%
Aftermarket Services	31,859	28,774	10.7 %	10.9%	10.6%
Corporate	(10,593)	(57,813)	(81.7)%	n/a	n/a
Total segment operating income	$ 514,715	$ 314,036	63.9 %	15.1%	10.8%

	Year Ended March 31, 2012	Year Ended March 31, 2011	% Change	% of Segment Sales 2012	% of Segment Sales 2011
EBITDA					
Aerostructures	$ 465,843	$ 308,020	51.2 %	18.1%	14.5%
Aerospace Systems	107,398	92,475	16.1 %	19.5%	18.0%
Aftermarket Services	41,346	39,875	3.7 %	14.1%	14.6%
Corporate	(47,232)	(55,891)	(15.5)%	n/a	n/a
	$ 567,355	$ 384,479	47.6 %	16.6%	13.2%

Aerostructures: The Aerostructures segment net sales increased by $445.5 million, or 21.0%, to $2.6 billion for the fiscal year ended March 31, 2012 from $2.1 billion for the fiscal year ended March 31, 2011. The increase was primarily due to the acquisition of Vought ($407.4 million), in addition to an increase in organic sales of $38.1 million, or 6.4% due to the increase in commercial production rates of various customer programs. The prior year period was negatively impacted by the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program).

Aerostructures segment operating income increased by $135.6 million, or 50.6%, to $403.4 million for the fiscal year ended March 31, 2012 from $267.8 million for the fiscal year ended March 31, 2011. Operating income increased due to the increase in organic sales ($4.0 million) and contribution from the acquisition of Vought ($131.6 million). The contribution of Vought included cumulative catch-up adjustments to operating income with gross favorable adjustments of $29.5 million and gross unfavorable adjustments of $11.3 million, as well as lower pension and other postretirement benefit expenses of $34.9 million. The contribution of Vought also included improvements due to decreases in overall head count resulting in lower compensation and benefits primarily as a result of the continued integration ($18.5 million). These same factors contributed to the increase in EBITDA year over year.

Aerostructures segment operating income as a percentage of segment sales increased to 15.7% for the fiscal year ended March 31, 2012 as compared with 12.6% for the fiscal year ended March 31, 2011, due to the net favorable cumulative catch-up adjustments and lower pension and other postretirement benefit expenses discussed above, which also caused the improvements in EBITDA margin.

Aerospace Systems: The Aerospace Systems segment net sales increased by $38.4 million, or 7.5%, to $551.8 million for the fiscal year ended March 31, 2012 from $513.4 million for the fiscal year ended March 31, 2011. Net sales increased due to continued improvements in the broader market and benefits from large outsourcing programs.

Aerospace Systems segment operating income increased by $14.7 million, or 19.6%, to $90.0 million for the fiscal year ended March 31, 2012 from $75.3 million for the fiscal year ended March 31, 2011. Operating income increased primarily due to increases in gross margin ($9.0 million) due to sales mix and increased efficiencies in production associated with higher volume of work and increased sales ($12.2 million), offset by increased legal fees ($2.4 million) due in part to the inclusion in the prior year of the net recovery of $0.8 million of prior legal costs and increased development costs ($4.6 million). These same factors contributed to the increase in EBITDA year over year.

Aerospace Systems segment operating income as a percentage of segment sales increased to 16.3% for the fiscal year ended March 31, 2012 as compared with 14.7% for the fiscal year ended March 31, 2011, due to improvements in gross margin as noted above, which also caused the improvements in EBITDA margin.

Aftermarket Services: The Aftermarket Services segment net sales increased by $19.9 million, or 7.3%, to $292.7 million for the fiscal year ended March 31, 2012 from $272.7 million for the fiscal year ended March 31, 2011. The acquisition of ANS contributed $4.2 million of increased net sales. Organic net sales increased due to continued improvement in global commercial air traffic and decreases in airline inventory de-stocking.

Aftermarket Services segment operating income increased by $3.1 million, or 10.7%, to $31.9 million for the fiscal year ended March 31, 2012 from $28.8 million for the fiscal year ended March 31, 2011. Operating income increased primarily due to contribution from the acquisition of ANS ($1.6 million) and increased efficiencies in production associated with higher volume of work ($0.9 million). Also, the period was favorably impacted by decreased depreciation and amortization expense ($1.6 million) as certain intangible assets became fully depreciated during fiscal 2011, offset by $1.1 million in increased bad debt reserves associated with the bankruptcies of American Airlines, Pinnacle and Aveos. These same factors contributed to the increase in EBITDA year over year; however, the growth in EBITDA was less than the growth in operating income, as depreciation and amortization was lower in fiscal year 2012 versus fiscal year 2011.

Aftermarket Services segment operating income as a percentage of segment sales increased to 10.9% for the fiscal year ended March 31, 2012 as compared with 10.6% for the fiscal year ended March 31, 2011, due to the increase in sales volume and related efficiencies noted above. However, the EBITDA margin declined as $1.6 million of our operating income improvement was due to lower depreciation and amortization, which does not impact EBITDA.

Business Segment Performance—Fiscal year ended March 31, 2011 compared to fiscal year ended March 31, 2010

	Year Ended March 31,		% Change	% of Total Sales	
	2011	2010		2011	2010
	(in thousands)				
NET SALES					
Aerostructures	$2,126,040	$ 605,423	251.2 %	73.2 %	46.8 %
Aerospace Systems	513,435	473,409	8.5 %	17.6 %	36.5 %
Aftermarket Services	272,728	224,663	21.4 %	9.4 %	17.4 %
Elimination of inter-segment sales	(6,855)	(8,715)	(21.3)%	(0.2)%	(0.7)%
Total net sales	$2,905,348	$1,294,780	124.4 %	100.0 %	100.0 %

	Year Ended March 31,		% Change	% of Segment Sales	
	2011	2010		2011	2010
	(in thousands)				
SEGMENT OPERATING INCOME					
Aerostructures	$ 267,783	$ 102,271	161.8%	12.6%	16.9%
Aerospace Systems	75,292	68,069	10.6%	14.7%	14.4%
Aftermarket Services	28,774	11,226	156.3%	10.6%	5.0%
Corporate	(57,813)	(26,285)	119.9%	n/a	n/a
Total segment operating income	$ 314,036	$ 155,281	102.2%	10.8%	12.0%

	Year Ended March 31,		% Change	% of Total Sales	
	2011	2010		2011	2010
EBITDA					
Aerostructures	$ 308,020	$ 126,296	143.9%	14.5%	20.9%
Aerospace Systems	92,475	84,873	9.0%	18.0%	17.9%
Aftermarket Services	39,875	24,081	65.6%	14.6%	10.7%
Corporate	(55,891)	(25,551)	118.7%	n/a	n/a
	$ 384,479	$ 209,699	83.3%	13.2%	16.2%

Aerostructures: The Aerostructures segment net sales increased by $1.5 billion, or 251.2%, to $2.1 billion for the fiscal year ended March 31, 2011 from $605.4 million for the fiscal year ended March 31, 2010. The acquisition of Vought contributed $1.5 billion of increased net sales. Excluding the elimination of intercompany sales to Vought for the year ended March 31, 2011, organic sales increased $20.9 million, or 3.5%, as compared to the prior year, when the respective sales were not eliminated. The prior year period was negatively impacted by reductions in the business jet and regional jet markets due to the overall economic conditions and by major program delays (particularly in the 787 and 747-8 programs). The fiscal year ended March 31, 2011 continued to be negatively impacted by the decreased demand for business jets and regional jets as well as commercial rate reductions (particularly in the 777 program). On a pro forma basis, assuming the acquisition of Vought occurred in the prior year period, the current year was also negatively impacted by rate reductions to the C-17 program and decreased non-recurring sales associated with the transition to the 747-8 program.

Aerostructures segment operating income increased by $165.5 million, or 161.8%, to $267.8 million for the fiscal year ended March 31, 2011 from $102.3 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to contribution from the acquisition of Vought ($161.6 million), as well as improvements in organic gross margin, partially offset by increases in legal expenses ($0.9 million). These same factors contributed to the increase in EBITDA year over year. The increase of EBITDA was greater than the increase in operating income, due to the increase in depreciation and amortization, which is not included in EBITDA. The increase in depreciation and amortization expense was due principally to the Vought acquisition.

Aerostructures segment operating income as a percentage of segment sales decreased to 12.6% for the fiscal year ended March 31, 2011 as compared with 16.9% for the fiscal year ended March 31, 2010, due to lower margins from Vought, which also caused the decline in EBITDA margin.

Aerospace Systems: The Aerospace Systems segment net sales increased by $40.0 million, or 8.5%, to $513.4 million for the fiscal year ended March 31, 2011 from $473.4 million for the fiscal year ended March 31, 2010. The acquisition of Fabritech contributed $15.0 million of increased net sales. Organic sales increased by $25.0 million due to improvements in the broader market and benefits from large outsourcing programs. The prior year period sales were negatively impacted by the Boeing strike.

Aerospace Systems segment operating income increased by $7.2 million, or 10.6%, to $75.3 million for the fiscal year ended March 31, 2011 from $68.1 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to margins attained on increased sales ($7.5 million), including the contribution from the Fabritech acquisition ($1.5 million), as well as decreases in legal fees ($4.0 million), partially offset by decreases in organic gross margin ($4.0 million) due in part to increased warranty reserves and increases in bad debt expense ($1.0 million). These same factors contributed to the increase in EBITDA year over year.

Aerospace Systems segment operating income as a percentage of segment sales increased slightly to 14.7% for the fiscal year ended March 31, 2011 as compared with 14.4% for the fiscal year ended March 31, 2010, due to decreases in selling, general and administrative expenses noted above, offset by the decreases in organic gross margin. The EBITDA margin remained relatively stable year over year.

Aftermarket Services: The Aftermarket Services segment net sales increased by $48.0 million, or 21.4%, to $272.7 million for the fiscal year ended March 31, 2011 from $224.7 million for the fiscal year ended March 31, 2010. The prior year period was negatively impacted by a decline in global commercial air traffic and airline inventory de-stocking resulting in lower demand for the repair and overhaul of auxiliary power units and the brokering of similar units. While we expect segment net sales to continue to experience growth over our prior fiscal year, it is unlikely it will continue at the current growth rates.

Aftermarket Services segment operating income increased by $17.6 million, or 156.3%, to $28.8 million for the fiscal year ended March 31, 2011 from $11.2 million for the fiscal year ended March 31, 2010. Operating income increased primarily due to increased sales volume. In addition, the sales volume increases improved our production efficiencies by increasing gross margins to 25.0% from 22.6% in the prior fiscal year. Also, the period was favorably impacted by the gain on sale of certain intellectual property ($0.7 million) and decreased salaries and benefits ($0.7 million) due to lower headcounts, as well as $0.3 million in expenses incurred to shut down a service facility in Austin, Texas in the prior period. These same factors contributed to the increase in EBITDA year over year, however, the growth in EBITDA was less than the growth in operating income, as depreciation and amortization was lower in fiscal year 2011 versus fiscal year 2010.

Aftermarket Services segment operating income as a percentage of segment sales increased to 10.6% for the fiscal year ended March 31, 2011 as compared with 5.0% for the fiscal year ended March 31, 2010, due to the increase in sales volume and related efficiencies noted above which also caused the improvement in the EBITDA margin.

Liquidity and Capital Resources

Our working capital needs are generally funded through cash flow from operations and borrowings under our credit arrangements. During the year ended March 31, 2012, we generated approximately $227.8 million of cash flow from operating activities, used approximately $69.8 million in investing activities and used approximately $166.3 million in financing activities. Cash flows from operating activities included $122.2 million in pension contributions in fiscal 2012, compared to $135.1 million in fiscal 2011.

Cash flows from operations for the fiscal year ended March 31, 2012 increased $85.5 million, or 60.1%, from the fiscal year ended March 31, 2011. Our cash flows from operations increased due to an increase in net income of $131.0 million, and an increase of $58.4 million in noncash charges such as depreciation and amortization associated with the acquisition of Vought, the write-off of unamortized discounts and deferred financing fees on the extinguishment of the Term Loan and the reduction in income taxes paid due to the utilization of the net operating loss carryforward acquired in the acquisition of Vought.

These increases were offset in part by a decrease of $106.1 million in net working capital changes. Net working capital changes included increased cash uses for inventories of $47.5 million for fiscal 2012, as compared to $21.0 million in fiscal 2011 due to production buildup and increases in capitalized pre-production costs. Capitalized pre-production costs are expected to continue to increase, while our production buildup is expected to decline over the next few quarters. Also, cash uses for excess funding above expense of our pension and other postretirement benefits plans increased to $157.1 million for fiscal 2012, as compared to $124.3 million in fiscal 2011. In addition, cash uses for accounts receivable increased to $82.1 million for fiscal 2012, from $15.9 million in fiscal 2011 due largely to the increase in sales. Cash flows from operations for the fiscal year ended March 31, 2012 included the receipt of an income tax refund of $29.3 million as a result of carrying back tax losses from fiscal 2011 to prior years.

Cash flows used in investing activities for the fiscal year ended March 31, 2012 decreased $349.2 million from the fiscal year ended March 31, 2011. Our cash flows used in investing activities decreased as the prior year period included the acquisition of Vought ($333.1 million). Cash flows used in investing activities for the fiscal year ended March 31, 2012 included $20.0 million in funds received from escrow on the acquisition of Vought for the settlement of opening balance sheet liabilities, offset by $7.3 million in cash payments for the acquisition of Aviation Network Services, LLC. Cash flows from financing activities for the fiscal year ended March 31, 2012 decreased $324.6 million from the fiscal year ended March 31, 2011 included the extinguishment of the Term Loan ($350.0 million), the redemption of certain Convertible Notes ($50.4 million), and the payment of contingent earnouts and deferred acquisition payments ($7.3 million).

As of March 31, 2012, $496.8 million was available under our revolving credit facility (the "Credit Facility"). On March 31, 2012, an aggregate amount of approximately $320.0 million was outstanding under the Credit Facility, all of which was accruing interest at LIBOR plus applicable basis points totaling 2.00% per annum. Amounts repaid under the Credit Facility may be reborrowed.

On April 5, 2011, the Company amended the Credit Facility with its lenders to (i) increase the availability under the Credit Facility to $850.0 million, with a $50.0 million accordion feature, from $535.0 million, (ii) extend the maturity date to April 5, 2016 and (iii) amend certain other terms and covenants. The amendment resulted in a more favorable pricing grid and a more streamlined package of covenants and restrictions. Using the availability under the Credit Facility, the Company immediately extinguished its Term Loan at face value of $350.0 million, plus accrued interest. The Company recognized a pretax loss of approximately $7.7 million associated with these transactions during the first quarter of fiscal 2012 due to the write-off of unamortized discounts and deferred financing fees on the Term Loan.

Pursuant to the Credit Facility, the Company can borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $850.0 million outstanding at any time. The Credit Facility bears interest at either: (i) LIBOR plus between 1.75% and 3.00%; (ii) the prime rate; or (iii) an overnight rate at the option of the Company. The applicable interest rate is based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, the Company is required to pay a commitment fee of between 0.30% and 0.50% on the unused portion of the Credit Facility. The Company's obligations under the Credit Facility are guaranteed by the Company's domestic subsidiaries.

The level of unused borrowing capacity under the Company's revolving Credit Facility varies from time to time depending in part upon its compliance with financial and other covenants set forth in the related agreement. The Credit Facility contains certain affirmative and negative covenants including limitations on specified levels of indebtedness to earnings before interest, taxes, depreciation and amortization, and interest coverage requirements, and includes limitations on, among other things, liens, mergers, consolidations, sales of assets, and incurrence of debt. As of March 31, 2012, the Company was in compliance with all such covenants.

In June 2010, the Company issued the 2018 Notes for $350.0 million in principal amount. The 2018 Notes were sold at 99.27% of principal amount for net proceeds of $347.5 million, and have an effective interest yield of 8.75%. Interest on the 2018 Notes is payable semiannually in cash in arrears on January 15 and May 15 of each year. We used the net proceeds as partial consideration of the acquisition of Vought. In connection with the issuance of the 2018 Notes, the Company incurred approximately $7.3 million of costs, which were deferred and are being amortized on the effective interest method over the term of the notes.

Also in June 2010, the Company entered into a six-year Term Loan for $350.0 million in principal amount. The proceeds of the Term Loan, which were 99.50% of the principal amount, were used to consummate the acquisition of Vought. In connection with the closing on the Term Loan, the Company incurred approximately $7.1 million of costs, which were deferred and were to be amortized into expense over the term of the Term Loan. As noted above, however, the Term Loan was extinguished in April 2011.

In June 2011, the Company amended its $175.0 million receivable securitization facility (the "Securitization Facility") extending the term through June 2014. Under the Securitization Facility, the Company sells on a revolving basis certain accounts receivable to Triumph Receivables, LLC, a wholly-owned special-purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the accounts receivable under the Securitization Facility. As of March 31, 2012, the maximum amount available under the Securitization Facility was $144.3 million. Interest rates are based on prevailing market rates for short-term commercial paper plus a program fee and a commitment fee. The program fee is 0.55% on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 0.55% on 102% of the maximum amount available under the Securitization Facility. At March 31, 2012, there was $120.0 million outstanding under the Securitization Facility. The Company securitizes its accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings pursuant to the *Transfers and Servicing* topic of the ASC. The agreement governing the Securitization Facility contains restrictions and covenants which include limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of substantially all assets.

Cash flows from operations for the fiscal year ended March 31, 2011 decreased $27.3 million or 16.1%, from the fiscal year ended March 31, 2010. Our cash flows from operations decreased despite an increase of $82.1 million in net income, due to excess funding above expense of our pension and other postretirement benefits plans of $124.3 million, $12.4 million of interest paid at closing on assumed debt from the acquisition of Vought and an increased use of cash related to inventory of $51.2 million driven by a decrease of $56.5 million due to the timing of advanced payments, partially offset by the reduction in income taxes paid due to the utilization of the net operating loss carryforward acquired in the acquisition of Vought.

Cash flows used in investing activities for the fiscal year ended March 31, 2011 increased $356.5 million from the fiscal year ended March 31, 2010. Our cash flows used in investing activities increased due to the acquisition of Vought ($333.1 million), as well as increased capital expenditures of $58.4 million for our Mexican facility and Vought. Cash flows from financing activities for the fiscal year ended March 31, 2011 increased $123.1 million from the fiscal year ended March 31, 2010 in order to finance the acquisition of Vought.

At March 31, 2012, $19.5 million of cash and cash equivalents were held by foreign subsidiaries and were primarily denominated in foreign currencies. If these amounts would be remitted as dividends, the Company may be subject to additional U.S. taxes, net of allowable foreign tax credits. We currently expect to utilize the balances to fund our foreign operations.

In the fourth quarter of fiscal 2010, the Company acquired Fabritech, Inc. (now Triumph Fabrications—St. Louis) and DCL Avionics, Inc. (now part of Triumph Instruments—Burbank), collectively, the "fiscal 2010 acquisitions." The total cash paid at closing for the fiscal 2010 acquisitions of $23.2 million was funded by cash from operations. The fiscal 2010 acquisitions provide for deferred and contingent payments of $0.1 million and $16.0 million, respectively.

In November 2009, the Company issued $175.0 million principal amount of 8% senior subordinated notes due 2017 (the "2017 Notes"). The 2017 Notes were sold at 98.558% of principal amount for net proceeds of $172.5 million, and have an effective interest rate of 8.25%. Interest on the 2017 Notes is payable semiannually in cash in arrears on May 15 and November 15 of each year. In connection with the issuance of the 2017 Notes, the Company incurred approximately $4.4 million of costs, which were deferred and are being amortized on the effective interest method over the term of the notes.

In March 2009, we entered into a 7-year Master Lease Agreement (the "Leasing Facility") creating a capital lease of certain existing property and equipment, resulting in net proceeds of $58.5 million after deducting debt issuance costs of approximately $0.2 million. The net proceeds from the Leasing Facility were used to repay a portion of the outstanding indebtedness under our Credit Facility. The debt issuance costs have been recorded as other assets in the accompanying consolidated balance sheets and are being amortized over the term of the Leasing Facility. The Leasing Facility bears interest at a weighted-average fixed rate of 6.1% per annum.

During February 2008, we exercised existing authority to make stock repurchases and repurchased 220,000 shares of our outstanding shares under the program for an aggregate consideration of $12.3 million, funded by borrowings under our Credit Facility. In February 2008, the Company's Board of Directors then authorized an increase in our existing stock repurchase program by up to an additional 500,000 shares of our common stock. As a result, as of May 25, 2012, we remain able to purchase an additional 500,800 shares. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

On September 18, 2006, we issued $201.3 million in convertible notes (the "Convertible Notes"). The Convertible Notes are direct, unsecured, senior subordinated obligations of the Company, and rank (i) junior in right of payment to all of our existing and future senior indebtedness, (ii) equal in right of payment with any other future senior subordinated indebtedness, and (iii) senior in right of payment to all subordinated indebtedness.

The Company received net proceeds from the sale of the Convertible Notes of approximately $195.0 million after deducting offering expenses of approximately $6.3 million. The use of the net proceeds from the sale was for prepayment of our then outstanding Senior Notes, including a "make whole" premium, fees and expenses in connection with the prepayment, and to repay a portion of the outstanding indebtedness under our Credit Facility. Debt issuance costs were fully amortized as of September 30, 2011.

The Convertible Notes bear interest at a fixed rate of 2.625% per annum, payable in cash semiannually in arrears on each April 1 and October 1 beginning April 1, 2007. During the period commencing on October 6, 2011 and ending on, but excluding, April 1, 2012 and each six-month period from October 1 to March 31 or from April 1 to September 30 thereafter, the Company will pay contingent interest during the applicable interest period if the average trading price of a note for the five consecutive trading days ending on the third trading day immediately preceding the first day of the relevant six-month period equals or exceeds 120% of the principal amount of the Convertible Notes. The contingent interest payable per note in respect of any six-month period will equal 0.25% per annum calculated on the average trading price of a note for the relevant five trading day period. This contingent interest feature represents an embedded derivative. Since it is in the control of the Company to call the Convertible Notes at any time after October 6, 2011, the value of the derivative was determined to be *de minimis*. Accordingly, no value has been assigned at issuance or at March 31, 2012.

The Convertible Notes mature on October 1, 2026 unless earlier redeemed, repurchased or converted. The Company may redeem the Notes for cash, either in whole or in part, anytime on or after October 6, 2011 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on October 1, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase. The Convertible Notes are convertible into the Company's common stock at a rate equal to 36.7695 shares per $1 principal amount of the Convertible Notes (equal to an initial conversion price of approximately $27.19 per share), subject to adjustment as described in the Indenture. Upon conversion, the Company will deliver to the holder surrendering the Convertible Notes for conversion, for each $1 principal amount of Convertible Notes, an amount consisting of cash equal to the lesser of $1 and the Company's total conversion obligation and, to the extent that the Company's total conversion obligation exceeds $1, at the Company's election, cash or shares of the Company's common stock in respect of the remainder.

The Convertible Notes are eligible for conversion upon meeting certain conditions as provided in the indenture agreement. For the periods from January 1, 2011 through March 31, 2012, the Convertible Notes were eligible for conversion. In March and April 2012, the Company received notice of conversion from holders of $15.0 million in principal value of the Convertible Notes. These conversions were settled in first quarter of fiscal 2013 with the principal settled in cash and the conversion benefit settled through the issuance of 310,632 shares. In April 2012, the Company delivered a notice to holders of the Convertible Notes to the effect that, for at least 20 trading days during the 30 consecutive trading days preceding March 31, 2012, the closing price of the Company's common stock was greater than or equal to 130% of the conversion price of such notes on the last trading day. Under the terms of the Convertible Notes, the increase in the Company's stock price triggered a provision, which gave holders of the Convertible Notes a put option through June 30, 2012. Accordingly, the balance sheet classification of the Convertible Notes will be short term for as long as the put option remains in effect.

To be included in the calculation of diluted earnings per share, the average price of the Company's common stock for the fiscal year must exceed the conversion price per share of $27.19. The average price of the Company's common stock for the fiscal years ended March 31, 2012 and 2011 was $53.26 and $39.48, respectively. Accordingly, 2,606,189 and 2,040,896 additional shares, respectively, were included in the diluted earnings per share calculation. The average price of the Company's stock for the fiscal year ended March 31, 2010 was $23.34. Therefore, no additional shares were included in the diluted earnings per share calculations for that fiscal year.

If the Company undergoes a fundamental change, holders of the Convertible Notes will have the right, subject to certain conditions, to require the Company to repurchase for cash all or a portion of their Convertible Notes at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any.

Prior to fiscal 2011, the Company paid $19.4 million to purchase $22.2 million in principal amount of the Convertible Notes. During the fiscal year ended March 31, 2012, the Company settled the conversion of $50.4 million in principal value of the Convertible Notes, as requested by the respective holders, with the principal settled in cash and the conversion benefit settled through the issuance of 772,438 shares.

The indentures under the Company's debt agreements and the Credit Facility contain restrictions and covenants which include limitations on the Company's ability to incur additional indebtedness, issue stock options or warrants, make certain restricted payments and acquisitions, create liens, enter into transactions with affiliates, sell substantial portions of its assets and pay cash dividends. Additional covenants require compliance with financial tests, including leverage and interest coverage ratio.

Capital expenditures were $94.0 million for the fiscal year ended March 31, 2012 primarily for Vought, which includes the construction of our facility in Red Oak, Texas. We funded these expenditures through borrowings under our Credit Facility. We expect capital expenditures and investments in new major programs of approximately $130.0 million to $150.0 million for our fiscal year ending March 31, 2013, of which $50.0 million will be reflected in inventory. The expenditures are expected to be used mainly to expand capacity or replace old equipment at several facilities.

Our expected future cash flows for the next five years for long-term debt, leases and other obligations are as follows:

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
			(in thousands)		
Debt principal(1)	$1,162,933	$ 142,237	$ 145,388	$ 334,310	$ 540,998
Debt-interest(2)	305,603	51,841	93,236	90,439	70,087
Operating leases	93,138	22,331	41,652	8,401	20,754
Contingent payments(3)	29,000	—	28,000	1,000	—
Purchase obligations	1,266,372	878,171	364,168	23,166	867
Total	$2,857,046	$1,094,580	$ 672,444	$ 457,316	$ 632,706

(1) Included in the Company's consolidated balance sheet at March 31, 2012, plus discounts on 2017 Notes and 2018 Notes of $1.9 million and $2.1 million, respectively, being amortized to expense through November 2017 and July 2018, respectively.

(2) Includes fixed-rate interest only.

(3) Includes unrecorded contingent payments in connection with the fiscal 2009 acquisitions.

The above table excludes unrecognized tax benefits of $7.1 million as of March 31, 2012 since we cannot predict with reasonable certainty the timing of cash settlements with the respective taxing authorities.

In addition to the financial obligations detailed in the table above, we also had obligations related to our benefit plans at March 31, 2012 as detailed in the following table. Our other postretirement benefits are not required to be funded in advance, so benefit payments are paid as they are incurred. Our expected net contributions and payments are included in the table below:

	Pension Benefits	Other Postretirement Benefits
	(in thousands)	
Projected benefit obligation at March 31, 2012	$ 2,241,741	$ 380,802
Plan assets at March 31, 2012	1,881,954	—
Projected contributions by fiscal year		
2013	113,235	37,312
2014	115,700	35,627
2015	84,700	31,295
2016	32,800	30,910
2017	6,300	30,490
Total 2013 - 2017	$ 352,735	$ 165,634

Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees.

We believe that cash generated by operations and borrowings under the Credit Facility will be sufficient to meet anticipated cash requirements for our current operations for the foreseeable future. However, we have a stated policy to grow through acquisitions and are continuously evaluating various acquisition opportunities. As a result, we currently are pursuing the potential purchase of a number of candidates. In the event that more than one of these transactions is successfully consummated, the availability under the Credit Facility might be fully utilized and additional funding sources may be needed. There can be no assurance that such funding sources will be available to us on terms favorable to us, if at all.

On May 23, 2012, the Company entered into a Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") among the Company, substantially all of its domestic subsidiaries and certain foreign subsidiaries as co-borrowers thereunder, the lenders party thereto (the "Lenders") and PNC Bank, National Association, as administrative agent for the Lenders (the "Administrative Agent"). The obligations under the Amended Credit Agreement and related documents continue to be secured by liens on substantially all of the assets of the Company and its domestic subsidiaries. Pursuant to the Amended Credit Agreement, the Company and its subsidiary borrowers may borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $1,000.0 million outstanding at any time, with a $50.0 million accordion feature. The Amended Credit Agreement has a maturity date of May 23, 2017 (the "Maturity Date").

Loans under the Amended Credit Agreement bear interest, at the Company's option, by reference to a base rate or a rate based on LIBOR, in either case plus an applicable margin determined quarterly based on the Company's Total Leverage Ratio (as defined in the Amended Credit Agreement) as of the last day of each fiscal quarter. The Company is also required to pay a quarterly commitment fee on the average daily unused portion of the Amended Credit Agreement for each fiscal quarter and fees in connection with the issuance of letters of credit. All outstanding principal and interest under the Amended Credit Agreement will be due and payable on the Maturity Date.

The Amended Credit Agreement contains representations, warranties, events of default and covenants customary for financings of this type including, without limitation, financial covenants under which the Company is obligated to maintain on a consolidated basis, as of the end of each fiscal quarter, a certain minimum Interest Coverage Ratio, maximum Total Leverage Ratio and maximum Senior Leverage Ratio (in each case as defined in the Amended Credit Agreement).

CRITICAL ACCOUNTING POLICIES

Critical accounting policies are those accounting policies that can have a significant impact on the presentation of our financial condition and results of operations, and that require the use of complex and subjective estimates based upon past experience and management's judgment. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates. Below are those policies applied in preparing our financial statements that management believes are the most dependent on the application of estimates and assumptions. For additional accounting policies, see Note 2 of "Notes to Consolidated Financial Statements."

Allowance for Doubtful Accounts

Trade receivables are presented net of an allowance for doubtful accounts. In determining the appropriate allowance, we consider a combination of factors, such as industry trends, our customers' financial strength and credit standing, and payment and default history. The calculation of the required allowance requires a judgment as to the impact of these and other factors on the ultimate realization of our trade receivables. We believe that these estimates are reasonable and historically have not resulted in material adjustments in subsequent periods when the estimates are adjusted to actual amounts.

Inventories

The Company records inventories at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production or contract-specific facilities and equipment, allocable operating overhead, advances to suppliers. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. The Company reflects those advances and payments as an offset against the related inventory balances. The Company expenses general and administrative costs related to products and services provided essentially under commercial terms and conditions as incurred. The Company determines the costs of inventories by the first-in, first-out or average cost methods.

Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any remaining amount reflected in current liabilities.

Work-in-process inventory includes capitalized pre-production costs. Capitalized pre-production costs include certain contract costs, including applicable overhead, incurred before a product is manufactured on a recurring basis. Significant customer-directed work changes can also cause pre-production costs to be incurred. These costs are typically recovered over a contractually determined number of ship set deliveries and the Company believes these amounts will be fully recovered. The balance of capitalized pre-production costs at March 31, 2012 was $19.4 million.

Revenue and Profit Recognition

Revenues are recognized in accordance with the contract terms when products are shipped, delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

A significant portion of our contracts are within the scope of Accounting Standards Codification ("ASC") 605-35, *Revenue —Construction-Type and Production-Type Contracts,* and revenue and costs on contracts are recognized using the percentage-of-completion method of accounting. Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. Depending on the contract, we measure progress toward completion using either the cost-to-cost method or the units-of-delivery method, with the great majority measured under the units of delivery method.

- Under the cost-to-cost method, progress toward completion is measured as the ratio of total costs incurred to our estimate of total costs at completion. We recognize costs as incurred. Profit is determined based on our estimated profit margin on the contract multiplied by our progress toward completion. Revenue represents the sum of our costs and profit on the contract for the period.
- Under the units-of-delivery method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The costs recorded on a contract under the units-of-delivery method are equal to the total costs at completion divided by the total units to be delivered. As our contracts can span multiple years, we often segment the contracts into production lots for the purposes of accumulating and allocating cost. Profit is recognized as the difference between revenue for the units delivered and the estimated costs for the units delivered.

Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb. The impact of revisions in cost estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become evident ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities in accordance with ASC 605-35. Revisions in contract estimates, if significant, can materially affect our results of operations and cash flows, as well as our valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with ASC 605-35.

For the fiscal year ended March 31, 2012, cumulative catch-up adjustments resulting from changes in estimates increased operating income, net income and earnings per share by approximately $18.3 million, $11.8 million and $0.23, respectively. The cumulative catch-up adjustments to operating income for the fiscal year ended March 31, 2012 included gross favorable adjustments of approximately $29.5 million and gross unfavorable adjustments of approximately $11.3 million. For the fiscal year ended March 31, 2011, there were no significant changes in estimates to our contracts accounted for under the percentage-of-completion method that materially impacted the Company's results of operations, cash flows, or inventory valuation.

Amounts representing contract change orders or claims are only included in revenue when such change orders or claims have been settled with our customer and to the extent that units have been delivered. Additionally, some contracts may contain provisions for revenue sharing, price re-determination, requests for equitable adjustments, change orders or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured.

Although fixed-price contracts, which extend several years into the future, generally permit us to keep unexpected profits if costs are less than projected, we also bear the risk that increased or unexpected costs may reduce our profit or cause the Company to sustain losses on the contract. In a fixed-price contract, we must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs we will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved.

Our failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. We believe we have recorded adequate provisions in the financial statements for losses on fixed-price contracts, but we cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

Included in net sales of the Aerostructures Group is the non-cash amortization of acquired contract liabilities recognized as fair value adjustments through purchase accounting of the acquisition of Vought. For the fiscal years ended March 31, 2012 and 2011, we recognized $26.7 million and $29.2 million, respectively, into net sales in our consolidated statement of income.

The Aftermarket Services Group provides repair and overhaul services, certain of which are provided under long-term power-by-the-hour contracts, comprising approximately 5% of the segment's net sales. The Company applies the proportional performance method to recognize revenue under these contracts. Revenue is recognized over the contract period as units are delivered based on the relative value in proportion to the total estimated contract consideration. In estimating the total contract consideration, management evaluates the projected utilization of its customer's fleet over the term of the contract, in connection with the related estimated repair and overhaul servicing requirements to the fleet based on such utilization. Changes in utilization of the fleet by customers, among other factors, may have an impact on these estimates and require adjustments to estimates of revenue to be realized.

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Additionally, intangible assets with finite lives continue to be amortized over their useful lives. Upon acquisition, critical estimates are made in valuing acquired intangible assets, which include but are not limited to: future expected cash flows from customer contracts, customer lists, and estimating cash flows from projects when completed; tradename and market position, as well as assumptions about the period of time that customer relationships will continue; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the assumptions used in determining fair values.

The Company's operating segments of Aerostructures, Aerospace Systems and Aftermarket Services are also its reporting units under ASC 350, *Intangibles—Goodwill and Other*. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer comprise the Company's CODM. The Company's CODM evaluates performance and allocates resources based upon review of segment information. Each of the operating segments is comprised of a number of operating units which are considered to be components under ASC 350. The components, for which discrete financial information exists, are aggregated for purposes of goodwill impairment testing. The Company's acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments of the Company. Each acquisition is assigned to either the Aerostructures reporting unit, the Aerospace Systems reporting unit or the Aftermarket Services reporting unit. The goodwill that results from each acquisition is also assigned to the reporting unit to which the acquisition is allocated, because it is that reporting unit which is intended to benefit from the synergies of the acquisition.

ASC 350 requires a two-step impairment test for goodwill and intangible assets with indefinite lives. The first step is to compare the carrying amount of the reporting unit's assets to the fair value of the reporting unit. If the fair value exceeds the carrying value, no further work is required and no impairment loss is recognized. If the carrying amount exceeds the fair value, then the second step is required to be completed, which involves allocating the fair value of the reporting unit to each asset and liability, with the excess being implied goodwill. An impairment loss occurs if the amount of the recorded goodwill exceeds the implied goodwill. The determination of the fair value of our reporting units is based, among other things, on estimates of future operating performance of the reporting unit being valued. We are required to complete an impairment test for goodwill and intangible assets with indefinite lives and record any resulting impairment losses at least annually. Changes in market conditions, among other factors, may have an impact on these estimates and require interim impairment assessments.

We completed our required annual impairment test in the fourth quarter of fiscal 2012 and determined that there was no impairment. Our methodology for determining the fair value of a reporting unit includes the use of an income approach which discounts future net cash flows to their present value at a rate that reflects the Company's cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. The Company also incorporated market multiples for comparable companies in determining the fair value of our reporting units. Any such impairment would be recognized in full in the reporting period in which it has been identified.

In the event that market multiples for stock price to EBITDA in the aerospace and defense markets decrease, or the expected EBITDA for our reporting units decreases, a goodwill impairment charge may be required, which would adversely affect our operating results and financial condition. No impairment charges have been incurred during the fiscal years ended March 31, 2012, 2011 and 2010.

As of March 31, 2012, we had a $425.0 million indefinite-lived intangible asset associated with the Vought tradename. We test this intangible for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value is recognized as an impairment.

Finite-lived intangible assets are amortized over their useful lives ranging from 5 to 30 years. We continually evaluate whether events or circumstances have occurred that would indicate that the remaining estimated useful lives of our long-lived assets, including intangible assets, may warrant revision or that the remaining balance may not be recoverable. Intangible assets are evaluated for indicators of impairment. When factors indicate that long-lived assets, including intangible assets, should be evaluated for possible impairment, an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets, including intangible assets, is used to measure recoverability. Some of the more important factors we consider include our financial performance relative to our expected and historical performance, significant changes in the way we manage our operations, negative events that have occurred, and negative industry and economic trends. If the carrying amount is less than the estimated fair value, measurement of the impairment will be based on the difference between the carrying value and fair value of the asset group, generally determined based on the present value of expected future cash flows associated with the use of the asset.

During the fiscal year ended March 31, 2012, a $2.9 million favorable fair value adjustment due to the reduction of the fair value of a contingent earnout liability associated with a prior acquisition due to changes in the projected earnings over the respective earnout periods. The Company also considered these changes in projected earnings to be an indicator of impairment of the long-lived assets directly related to this acquisition and, as a result, tested these long-lived assets for recoverability and concluded that the asset group was recoverable. For the fiscal years ended March 31, 2012, 2011 and 2010, there were no reductions to the remaining useful lives and no write-downs of long-lived assets, including intangible assets, were required.

Acquired Contract Liabilities, net

In connection with our acquisition of Vought, we assumed existing long-term contracts. Based on our review of these contracts, we concluded that the terms of certain contracts to be either more or less favorable than could be realized in market transactions as of the date of the acquisition. As a result, we recognized acquired contract liabilities, net of acquired contract assets of $124.5 million at the acquisition date based on the present value of the difference between the contractual cash flows of the executory contracts and the estimated cash flows had the contracts been executed at the acquisition date. The liabilities principally relate to long-term life of program contracts that were initially executed by Vought over 15 years ago, as well as loss contracts for which Vought had recognized significant pre-acquisition contract loss reserves. The acquired contract liabilities, net are being amortized as non-cash revenues over the terms of the respective contracts. In evaluating acquired contract liabilities, net, our analysis involved considerable management judgment and assumptions, including determining the market rates that would be received if the existing contracts were executed at the acquisition date and the comparability of similar contracts executed at the acquisition date. The Company recognized net amortization of contract liabilities of approximately $26.7 million and $29.2 million in the fiscal years ended March 31, 2012 and 2011, respectively, and such amounts have been included in revenues in our results of operations. The balance of the liability as of March 31, 2012 is approximately $68.7 million and, based on the expected delivery schedule of the underlying contracts, the Company estimates annual amortization of the liability as follows 2013—$22.2 million; 2014—$17.8 million; 2015—$10.3 million; 2016—$8.3 million; 2017—$6.1 million.

Postretirement Plans

The liabilities and net periodic cost of our pension and other postretirement plans are determined using methodologies that involve several actuarial assumptions, the most significant of which are the discount rate, the expected long-term rate of asset return, the assumed average rate of compensation increase and rate of growth for medical costs. The actuarial assumptions used to calculate these costs are reviewed annually or when a remeasurement is necessary. Assumptions are based upon management's best estimates, after consulting with outside investment advisors and actuaries, as of the measurement date.

The assumed discount rate utilized is based on a point-in-time estimate as of our annual measurement date or as of remeasurement dates as needed. This rate is determined based upon a review of yield rates associated with long-term, high-quality corporate bonds as of the measurement date and use of models that discount projected benefit payments using the spot rates developed from the yields on selected long-term, high-quality corporate bonds. The effects of hypothetical changes in the discount rate for a single year may not be representative and may be asymmetrical or nonlinear for future years because of the application of the accounting corridor. The accounting corridor is a defined range within which amortization of net gains and losses is not required. The discount rate at March 31, 2012 decreased to 4.62% from 5.58% at March 31, 2011.

The assumed expected long-term rate of return on assets is the weighted-average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the Projected Benefit Obligation ("PBO"). The expected average long-term rate of return on assets is based principally on the counsel of our outside investment advisors. This rate is based on actual historical returns and anticipated long-term performance of individual asset classes with consideration given to the related investment strategy. This rate is utilized principally in calculating the expected return on plan assets component of the annual pension expense. To the extent the actual rate of return on assets realized over the course of a year differs from the assumed rate, that year's annual pension expense is not affected. The gain or loss reduces or increases future pension expense over the average remaining service period of active plan participants expected to receive benefits. The expected long-term rate of return for fiscal 2013 is 8.25%, compared to 8.50% for fiscal 2012 and 2011.

The assumed average rate of compensation increase represents the average annual compensation increase expected over the remaining employment periods for the participating employees. This rate is utilized principally in calculating the PBO and annual pension expense.

In addition to our defined benefit pension plans, we provide certain healthcare and life insurance benefits for some retired employees. Such benefits are unfunded as of March 31, 2012. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for eligible employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve our right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, we have made changes to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider networks, coordination of benefits with other plans, and a Medicare carve-out.

In accordance with the *Compensation—Retirement Benefits* topic of the ASC, we recognized the funded status of our benefit obligation. This funded status is remeasured as of our annual remeasurement date. The funded status is measured as the difference between the fair value of the plan's assets and the PBO or accumulated postretirement benefit obligation of the plan. In order to recognize the funded status, we determined the fair value of the plan assets. The majority of our plan assets are publicly traded investments which were valued based on the market price as of the date of remeasurement. Investments that are not publicly traded were valued based on the estimated fair value of those investments as of the remeasurement date based on our evaluation of data from fund managers and comparable market data.

The Company periodically experiences events or makes changes to its benefit plans that result in special charges. Some require remeasurements. The following summarizes the key events whose effects on our net periodic benefit cost and obligations that occurred during the fiscal year ended March 31, 2012:

- In February 2012, the Company's second largest union-represented group of production and maintenance employees ratified a new collective bargaining agreement. The agreement provides actively employed participants the option to elect a lump-sum distribution upon retirement effective April 1, 2012. This change resulted in reduction to the projected benefit obligation of approximately $7.1 million.
- In December 2011, the Company negotiated the termination of one its smaller defined benefit plans. This termination resulted in a $1.6 million special termination benefit, included in the Curtailment gain, net on the consolidated statement of income for the fiscal year ended March 31, 2012.
- In March 2012, the Company announced an amendment to the retirement plans of its non-represented employee

participants. Effective April 1, 2013, most actively employed participants with 30 years of service and certain highly compensated employees as of April 1, 2012 will no longer continue to accrue a benefit. Those changes resulted in a reduction of the projected pension obligation of approximately $56.7 million and a related curtailment gain of $42.4 million included in Curtailment gain, net on the consolidated statement of income for the fiscal year ended March 31, 2012.

Pension income, including curtailment gain for the fiscal year ended March 31, 2012 was $54.8 million compared with pension expense of $18.8 million for the fiscal year ended March 31, 2011 and $1.0 million for the fiscal year ended March 31, 2010. For the fiscal year ending March 31, 2013, the Company expects to recognize pension income of approximately $27.0 million. Excluding the effect of the net curtailment gain in fiscal 2012, the significant increase in expected pension income in fiscal year 2013 results principally from the plan amendments noted above and asset performance in fiscal year 2012 exceeding the expected long-term rate of return on plan assets.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). The amendments in this update will require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The intention is to enhance required disclosures by improving information about financial instruments and derivative instruments that are either offset in accordance with FASB guidance or are subject to an enforceable master netting arrangement; irrespective of whether they are offset in accordance with FASB guidance. The provisions of ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of the provisions of ASU 2011-11 is not expected to have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles - Goodwill and Other - (Topic 350) Testing Goodwill for Impairment* ("ASU 2011-08"). The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Adoption of the provisions of ASU 2011-8 did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, *Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80) Disclosures about an Employer's Participation in a Multiemployer Plan* ("ASU 2011-09"). The amendments in this update require additional disclosures about an employer's participation in a multiemployer plan. For public entities, the amendments in this update are effective for annual periods for fiscal years ending after December 15, 2011, and thus were effective for the Company for the fiscal year ended March 31, 2012. The amendments should be applied retrospectively for all prior periods presented. Adoption of the provisions of ASU 2011-09 did not have a material impact on the Company's consolidated financial statements.

Effective March 31, 2012, the Company retrospectively adopted ASU 2011-05, Presentation of Comprehensive Income ("ASU 2011-05"). ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in Other Comprehensive Income ("OCI"). This guidance requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements where the first statement includes the components of net income and the second statement includes the components of OCI. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the guidance also would have required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. However, subsequent to the issuance of ASU 2011-05, this requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements was deferred for further evaluation. The deferral did not change the requirement to present items of net income, items of other comprehensive income and total comprehensive income in either one continuous statement or two separate consecutive statements. The Company has elected to present two separate consecutive statements. The adoption of this standard resulted in a change in presentation and additional footnote disclosure that did not have a significant impact on the Company.

Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 relating to our future operations and prospects, including statements that are based on current projections and expectations about the markets in which we operate, and management's beliefs concerning future performance and capital requirements based upon current available information. Such statements are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, words like "may," "might," "will," "expect," "anticipate," "believe," "potential," and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from management's current expectations. For example, there can be no assurance that additional capital will not be required or that additional capital, if required, will be available on reasonable terms, if at all, at such times and in such amounts as may be needed by us. In addition to these factors, among other factors that could cause actual results to differ materially, are uncertainties relating to the integration of acquired businesses, including without limitation Vought, general economic conditions affecting our business segments, dependence of certain of our businesses on certain key customers, the risk that we will not realize all of the anticipated benefits from the acquisition of Vought as well as competitive factors relating to the aerospace industry. For a more detailed discussion of these and other factors affecting us, see the risk factors described in "Item 1A. Risk Factors."

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Commodity Price Risk

Some contracts with our suppliers for raw materials, component parts and other goods are short-term contracts, which are subject to termination on a relatively short-term basis. The prices of our raw materials and component parts fluctuate depending on market conditions, and substantial increases in prices could increase our operating costs, which, as a result of our fixed-price contracts, we may not be able to recoup through increases in the prices of our products. We generally do not employ forward contracts or other financial instruments to hedge commodity price risk, although we continue to review a full range of business options focused on strategic risk management for all material commodities.

Any failure by our suppliers to provide acceptable raw materials, components, kits or subassemblies could adversely affect our production schedules and contract profitability. We assess qualification of suppliers and continually monitor them to control risk associated with such supply base reliance.

To a lesser extent, we also are exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemicals and freight. We utilize a range of long-term agreements to minimize procurement expense and supply risk in these areas.

Foreign Exchange Risk

In addition, even when revenues and expenses are matched, we must translate foreign denominated results of operations, assets and liabilities for our foreign subsidiaries to U.S. dollars in our consolidated financial statements. Consequently, increases and decreases in the value of the U.S. dollar as compared to the respective foreign currencies will affect our reported results of operations and the value of our assets and liabilities on our consolidated balance sheet, even if our results of operations or the value of those assets and liabilities has not changed in its original currency. These transactions could significantly affect the comparability of our results between financial periods and/or result in significant changes to the carrying value of our assets, liabilities and stockholders' equity.

We are subject to foreign currency exchange rate risk relating to receipts from customers and payments to suppliers in foreign currencies. We use foreign currency forward contracts to hedge the price risk associated with forecasted foreign denominated payments related to our ongoing business. Foreign currency forward contracts are sensitive to changes in foreign currency exchange rates. At March 31, 2012, a 10% change in the exchange rate in our portfolio of foreign currency contracts would not have material impact on our unrealized gains. Consistent with the use of these contracts to neutralize the effect of exchange rate fluctuations, such unrealized losses or gains would be offset by corresponding gains or losses, respectively, in the remeasurement of the underlying transactions being hedged. When taken together, these forward currency contracts and the offsetting underlying commitments do not create material market risk.

Interest Rate Risk

Our primary exposure to market risk consists of changes in interest rates on borrowings. An increase in interest rates would adversely affect our operating results and the cash flow available after debt service to fund operations and expansion. In addition, an increase in interest rates would adversely affect our ability to pay dividends on our common stock, if permitted to do so under certain of our debt arrangements, including the Credit Facility. We manage exposure to interest rate fluctuations by optimizing the use of fixed and variable rate debt. As of March 31, 2012, approximately 62% of our debt is fixed-rate debt. Our financing policy states that we generally maintain between 50% and 75% of our debt as fixed-rate debt. The information below summarizes our market risks associated with debt obligations and should be read in conjunction with Note 10 of "Notes to Consolidated Financial Statements."

The following table presents principal cash flows and the related interest rates. Fixed interest rates disclosed represent the weighted-average rate as of March 31, 2012. Variable interest rates disclosed fluctuate with the LIBOR, federal funds rates and other weekly rates and represent the weighted-average rate at March 31, 2012.

Expected Years of Maturity

	Next 12 Months	13 - 24 Months	25 - 36 Months	37 - 48 Months	49 - 60 Months	Thereafter	Total
Fixed-rate cash flows (in thousands)	$142,237	$13,400	$ 11,989	$ 12,398	$ 1,912	$538,820	$720,756
Weighted-average interest rate (%)	7.64%	8.18%	8.23%	8.28%	8.23%	8.29%	
Variable-rate cash flows (in thousands)	$ —	$ —	$120,000	$320,000	$ —	$ 2,178	$442,178
Weighted-average interest rate (%)	2.26%	2.26%	2.26%	5.05%	2.53%	2.50%	

There are no other significant market risk exposures.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Triumph Group, Inc.

We have audited the accompanying consolidated balance sheets of Triumph Group, Inc. as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012. Our audits also included the financial statement schedule listed in the index at Item 15(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Triumph Group, Inc. at March 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 2012, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 25, 2012 expressed an unqualified opinion thereon.

/s/Ernst & Young LLP

Philadelphia, Pennsylvania
May 25, 2012

TRIUMPH GROUP, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in thousands, except per share data)

	March 31, 2012	March 31, 2011
ASSETS		
Current assets:		
Cash and cash equivalents	$ 29,662	$ 39,328
Trade and other receivables, less allowance for doubtful accounts of $3,900 and $3,196	440,608	374,491
Inventories, net of unliquidated progress payments of $164,450 and $138,206	817,956	781,714
Rotable assets	34,554	26,607
Deferred income taxes	72,259	68,536
Prepaid expenses and other	23,344	18,141
Assets held for sale	—	4,574
Total current assets	1,418,383	1,313,391
Property and equipment, net	733,380	734,879
Goodwill	1,546,374	1,530,580
Intangible assets, net	829,676	859,620
Deferred income taxes, noncurrent	527	—
Other, net	26,417	38,764
Total assets	$ 4,554,757	$ 4,477,234
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 142,237	$ 300,252
Accounts payable	266,124	262,716
Accrued expenses	311,620	313,354
Liabilities related to assets held for sale	—	431
Total current liabilities	719,981	876,753
Long-term debt, less current portion	1,016,625	1,011,752
Accrued pension and other postretirement benefits, noncurrent	700,125	693,408
Deferred income taxes, noncurrent	188,370	92,810
Other noncurrent liabilities	136,287	167,788
Temporary equity	—	2,506
Stockholders' equity:		
Common stock, $.001 par value, 100,000,000 shares authorized, 49,590,273 and 48,690,606 shares issued; 49,531,740 and 48,513,422 shares outstanding	50	49
Capital in excess of par value	833,935	819,197
Treasury stock, at cost, 58,533 and 177,184 shares	(1,716)	(5,085)
Accumulated other comprehensive (loss) income	(9,306)	120,471
Retained earnings	970,406	697,585
Total stockholders' equity	1,793,369	1,632,217
Total liabilities and stockholders' equity	$ 4,554,757	$ 4,477,234

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands, except per share data)

	Year ended March 31,		
	2012	2011	2010
Net sales	$ 3,407,929	$ 2,905,348	$ 1,294,780
Operating costs and expenses:			
Cost of sales (exclusive of depreciation shown separately below)	2,564,995	2,231,864	927,211
Selling, general and administrative	242,553	238,889	157,870
Depreciation and amortization	119,724	99,657	54,418
Acquisition and integration expenses	6,342	20,902	—
Curtailment gain	(40,400)	—	—
	2,893,214	2,591,312	1,139,499
Operating income	514,715	314,036	155,281
Interest expense and other	77,138	79,559	28,865
Gain on early extinguishment of debt	—	—	(39)
Income from continuing operations before income taxes	437,577	234,477	126,455
Income tax expense	155,955	82,066	41,167
Income from continuing operations	281,622	152,411	85,288
Loss from discontinued operations, net	(765)	(2,512)	(17,526)
Net income	$ 280,857	$ 149,899	$ 67,762
Earnings per share—basic:			
Income from continuing operations	$ 5.77	$ 3.39	$ 2.59
Loss from discontinued operations, net	(0.02)	(0.06)	(0.53)
Net income	$ 5.75	$ 3.33	$ 2.06
Weighted-average common shares outstanding—basic	48,821	45,006	32,918
Earnings per share—diluted:			
Income from continuing operations	$ 5.43	$ 3.21	$ 2.56
Loss from discontinued operations, net	(0.01)	(0.05)	(0.53)
Net income	$ 5.41 *	$ 3.16	$ 2.03
Weighted-average common shares outstanding—diluted	51,873	47,488	33,332

* Difference due to rounding.

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Dollars in thousands)

	Year ended March 31,		
	2012	**2011**	**2010**
Net income	$ 280,857	$ 149,899	$ 67,762
Other comprehensive income (loss):			
Foreign currency translation adjustment	(2,852)	3,798	2,215
Pension and postretirement adjustments, net of income taxes of ($77,523), $70,349 and ($10), respectively	(127,289)	114,780	(17)
Change in fair value of cash flow hedge, net of income taxes of $222, $698 and $221, respectively	364	1,188	740
Total other comprehensive income (loss)	(129,777)	119,766	2,938
Total comprehensive income	$ 151,080	$ 269,665	$ 70,700

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in thousands)

	Outstanding Shares	Common Stock All Classes	Capital in Excess of Par Value	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Retained Earnings	Total
Balance at March 31, 2009	33,179,134	$ 33	$ 311,417	$ (9,785)	$ (2,233)	$ 489,131	$ 788,563
Net income	—	—	—	—	—	67,762	67,762
Foreign currency translation adjustment	—	—	—	—	2,215	—	2,215
Pension liability adjustment, net of income taxes of ($10)	—	—	—	—	(17)	—	(17)
Change in fair value of interest rate swap, net of income taxes of $221	—	—	—	—	740	—	740
Gain on early extinguishment of debt	—	—	11	—	—	(39)	(28)
Exercise of stock options	83,222	—	—	2,334	—	(1,173)	1,161
Cash dividends ($0.08 per share)	—	—	—	—	—	(2,666)	(2,666)
Share-based compensation	107,894	—	3,220	—	—	—	3,220
Repurchase of restricted shares for minimum tax obligation	(23,742)	—	—	(470)	—	—	(470)
Excess tax benefit from exercise of stock options	—	—	206	—	—	—	206
Balance at March 31, 2010	33,346,508	33	314,854	(7,921)	705	553,015	860,686
Net income	—	—	—	—	—	149,899	149,899
Foreign currency translation adjustment	—	—	—	—	3,798	—	3,798
Pension liability adjustment, net of income taxes of $70,349	—	—	—	—	114,780	—	114,780
Change in fair value of interest rate swap, net of income taxes of $698	—	—	—	—	1,188	—	1,188
Vought acquisition consideration	14,992,330	15	504,852	—	—	—	504,867
Reclassification adjustment to temporary equity for exercisable put on convertible notes	—	—	(2,506)	—	—	—	(2,506)
Exercise of stock options	160,552	—	—	4,639	—	(1,755)	2,884
Cash dividends ($0.08 per share)	—	—	—	—	—	(3,574)	(3,574)
Share-based compensation	65,942	1	1,906	—	—	—	1,907
Repurchase of restricted shares for minimum tax obligation	(51,910)	—	(59)	(1,803)	—	—	(1,862)
Excess tax benefit from exercise of stock options	—	—	150	—	—	—	150
Balance at March 31, 2011	48,513,422	49	819,197	(5,085)	120,471	697,585	1,632,217
Net income	—	—	—	—	—	280,857	280,857
Foreign currency translation adjustment	—	—	—	—	(2,852)	—	(2,852)
Pension liability adjustment, net of income taxes of $77,523	—	—	—	—	(127,289)	—	(127,289)
Change in fair value of derivatives, net of income taxes of $222	—	—	—	—	364	—	364
Issuance of stock upon conversion of convertible notes	772,438	—	5,524	—	—	—	5,524
Reclassification adjustment from temporary equity for exercisable put on convertible notes	—	—	2,506	—	—	—	2,506
Exercise of stock options	136,254	—	—	3,978	—	(1,137)	2,841
Cash dividends ($0.14 per share)	—	—	—	—	—	(6,899)	(6,899)
Share-based compensation	123,890	1	4,828	—	—	—	4,829
Repurchase of restricted shares for minimum tax obligation	(14,264)	—	—	(609)	—	—	(609)
Excess tax benefit from exercise of stock options	—	—	1,880	—	—	—	1,880
Balance at March 31, 2012	49,531,740	$ 50	$ 833,935	$ (1,716)	$ (9,306)	$ 970,406	$ 1,793,369

See notes to consolidated financial statements.

TRIUMPH GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Year ended March 31,		
	2012	2011	2010
Operating Activities			
Net income	$ 280,857	$ 149,899	$ 67,762
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	119,724	99,657	54,418
Amortization of acquired contract liability	(26,684)	(29,214)	—
Curtailment gain, net	(40,400)	—	—
Gain on early extinguishment of debt	—	—	(39)
Accretion of debt discount	4,529	7,609	6,196
Other amortization included in interest expense	9,601	4,205	1,951
Provision for doubtful accounts receivable	1,282	152	773
Provision for deferred income taxes	153,453	82,083	7,524
Employee stock compensation	4,988	3,622	3,220
Changes in other current assets and liabilities, excluding the effects of acquisitions:			
Accounts receivable	(82,062)	(15,875)	(6,172)
Inventories	(47,487)	(21,045)	30,192
Rotable assets	(8,206)	(1,021)	65
Prepaid expenses and other current assets	(4,821)	13,411	(3,822)
Accounts payable, accrued expenses and income taxes payable	17,604	(27,131)	(15,742)
Accrued pension and other postretirement benefits	(157,111)	(124,339)	—
Changes in discontinued operations	241	7	21,773
Other	2,273	284	1,549
Net cash provided by operating activities	227,781	142,304	169,648
Investing Activities			
Capital expenditures	(93,969)	(90,025)	(31,665)
Reimbursements of capital expenditures	3,437	—	—
Proceeds from sale of assets	8,758	4,213	615
Acquisitions, net of cash acquired	11,951	(333,228)	(31,493)
Net cash used in investing activities	(69,823)	(419,040)	(62,543)
Financing Activities			
Net increase (decrease) in revolving credit facility	235,000	85,000	(127,730)
Proceeds from issuance of long-term debt	92,253	846,105	186,930
Retirement of debt and capital lease obligations	(484,538)	(745,852)	(13,811)
Payment of deferred financing costs	(3,999)	(22,790)	(8,344)
Dividends paid	(6,899)	(3,574)	(2,666)
Repayment of government grant	(2,180)	(1,695)	—
Repurchase of restricted shares for minimum tax obligations	(609)	(1,861)	(470)
Proceeds from exercise of stock options, including excess tax benefit of $1,880, $150, and $206 in 2012, 2011, and 2010	4,721	3,034	1,367
Net cash (used in) provided by financing activities	(166,251)	158,367	35,276
Effect of exchange rate changes on cash	(1,373)	479	359
Net change in cash and cash equivalents	(9,666)	(117,890)	142,740
Cash and cash equivalents at beginning of year	39,328	157,218	14,478
Cash and cash equivalents at end of year	$ 29,662	$ 39,328	$ 157,218

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

1. BACKGROUND AND BASIS OF PRESENTATION

Triumph Group, Inc. ("Triumph") is a Delaware corporation which, through its operating subsidiaries, designs, engineers, manufactures and sells products for the global aerospace original equipment manufacturers ("OEMs") of aircraft and aircraft components and repairs and overhauls aircraft components and accessories for commercial airline, air cargo carrier and military customers on a worldwide basis. Triumph and its subsidiaries (collectively, the "Company") is organized based on the products and services that it provides. Under this organizational structure, the Company has three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group.

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces, and helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

Repair services generally involve the replacement of parts and/or the remanufacture of parts, which is similar to the original manufacture of the part. The processes that the Company performs related to repair and overhaul services are essentially the repair of wear parts or replacement of parts that are beyond economic repair. The repair service generally involves remanufacturing a complete part or a component of a part.

As discussed in Note 3, on June 16, 2010, the Company completed the acquisition of Vought Aircraft Industries, Inc. ("Vought"). The Company's fiscal 2011 consolidated financial statements are inclusive of Vought's operations from June 16, 2010 through March 31, 2011. Management believes that the acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. Strategically, the acquisition of Vought substantially increases the Company's design capabilities and provides further diversification across customers and programs, as well as exposure to new growth platforms.

On June 9, 2011, the Company's Board of Directors approved a two-for-one split of the Company's common stock. The stock split resulted in the issuance of one additional share for each share issued and outstanding. The stock split was effective on July 14, 2011, to stockholders of record at the close of business on June 22, 2011. Additionally, the Board of Directors approved a 100% increase in the quarterly cash dividend rate on the Company's common stock to $0.04 per common share from $0.02 per common share on a post-split basis. All share and per share information included in the accompanying consolidated financial statements and notes thereto have been retroactively adjusted to reflect the impact of the stock split.

The accompanying consolidated financial statements include the accounts of Triumph and its subsidiaries. Intercompany accounts and transactions have been eliminated from the consolidated financial statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications have been made to prior-year amounts in order to conform to the current-year presentation related to the completion of the measurement period adjustments for the acquisition of Vought (Note 3), the effect of the two-for-one stock split announced by the Company in June 2011 and the cash flow presentation of the settlement of deferred and/or contingent payments on acquisitions as financing activities. In addition, the Company corrected an immaterial error related to the March 31, 2011 classification of deferred tax liabilities related to long-term contract accounting, which resulted in an increase in

(Dollars in thousands, except per share data)

current deferred tax assets of $68,536 , a decrease of current deferred tax liabilities of $78,793 , a decrease of noncurrent deferred tax assets of $54,539 and an increase in noncurrent deferred tax liabilities of $92,790

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash Equivalents

Cash equivalents consist of highly liquid investments with a maturity of three months or less at the time of purchase. Fair value of cash equivalents approximates carrying value.

Trade and Other Receivables, net

Trade and other receivables are recorded net of an allowance for doubtful accounts. Trade and other receivables include amounts billed and currently due from customers, amounts currently due but unbilled, certain estimated contract changes and amounts retained by the customer pending contract completion. Unbilled amounts are usually billed and collected within one year. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company records the allowance for doubtful accounts based on prior experience and for specific collectibility matters when they arise. The Company writes off balances against the reserve when collectibility is deemed remote. The Company's trade and other receivables are exposed to credit risk; however, the risk is limited due to the diversity of the customer base.

Trade and other receivables, net comprised of the following:

	March 31, 2012	March 31, 2011
Billed	$ 436,877	$ 339,823
Unbilled	3,269	12,886
Total trade receivables	440,146	352,709
Other receivables	4,362	24,978
Total trade and other receivables	444,508	377,687
Less: Allowance for doubtful accounts	(3,900)	(3,196)
Total trade and other receivables, net	$ 440,608	$ 374,491

Inventories

The Company records inventories at the lower of cost or estimated net realizable value. Costs on long-term contracts and programs in progress represent recoverable costs incurred for production or contract-specific facilities and equipment, allocable operating overhead and advances to suppliers. Pursuant to contract provisions, agencies of the U.S. Government and certain other customers have title to, or a security interest in, inventories related to such contracts as a result of advances, performance-based payments, and progress payments. The Company reflects those advances and payments as an offset against the related inventory balances. The Company expenses general and administrative costs related to products and services provided essentially under commercial terms and conditions as incurred. The Company determines the costs of inventories by the first-in, first-out or average cost methods.

Work-in-process inventory includes capitalized pre-production costs. Capitalized pre-production costs include certain contract costs, including applicable overhead, incurred before a product is manufactured on a recurring basis. Significant customer-directed work changes can also cause pre-production costs to be incurred. These costs are typically recovered over a contractually determined number of ship set deliveries and the Company believes these amounts will be fully recovered.

Advance Payments and Progress Payments

Advance payments and progress payments received on contracts-in-process are first offset against related contract costs that are included in inventory, with any excess amount reflected in current liabilities under the Accrued expenses caption within the accompanying Consolidated Balance Sheets.

Property and Equipment

Property and equipment, which includes equipment under capital lease and leasehold improvements, are recorded at cost and depreciated over the estimated useful lives of the related assets, or the lease term if shorter in the case of leasehold improvements, by the straight-line method. Buildings and improvements are depreciated over a period of 15 to 39.5 years, and machinery and equipment are depreciated over a period of 7 to 15 years (except for furniture, fixtures and computer equipment

(Dollars in thousands, except per share data)

which are depreciated over a period of 3 to 10 years).

Goodwill and Intangible Assets

The Company accounts for purchased goodwill and intangible assets in accordance with Accounting Standards Codification ("ASC") 350, *Intangibles—Goodwill and Other*. Under ASC 350, purchased goodwill and intangible assets with indefinite lives are not amortized; rather, they are tested for impairment on at least an annual basis. Intangible assets with finite lives are amortized over their useful lives. Upon acquisition, critical estimates are made in valuing acquired intangible assets, which include but are not limited to: future expected cash flows from customer contracts, customer lists, and estimating cash flows from projects when completed; tradename and market position, as well as assumptions about the period of time that customer relationships will continue; and discount rates. Management's estimates of fair value are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from the assumptions used in determining the fair values.

The Company's operating segments of Aerostructures, Aerospace Systems and Aftermarket Services are also its reporting units. The Chief Executive Officer, the Chief Operating Officer and the Chief Financial Officer comprise the Company's Chief Operating Decision Maker ("CODM"). The Company's CODM evaluates performance and allocates resources based upon review of segment information. Each of the operating segments is comprised of a number of operating units which are considered to be components. The components, for which discrete financial information exists, are aggregated for purposes of goodwill impairment testing. The Company's acquisition strategy is to acquire companies that complement and enhance the capabilities of the operating segments of the Company. Each acquisition is assigned to either the Aerostructures reporting unit, the Aerospace Systems reporting unit or the Aftermarket Services reporting unit. The goodwill that results from each acquisition is also assigned to the reporting unit to which the acquisition is allocated, because it is that reporting unit which is intended to benefit from the synergies of the acquisition.

In order to test goodwill and intangible assets with indefinite lives, a determination of the fair value of the Company's reporting units and intangible assets with indefinite lives is required and is based, among other things, on estimates of future operating performance of the reporting unit and/or the component of the entity being valued. The Company is required to complete an impairment test for goodwill and intangible assets with indefinite lives and record any resulting impairment losses at least on an annual basis. Changes in market conditions, among other factors, may have an impact on these estimates and require interim impairment assessments. The Company completed its required annual impairment test in the fourth quarter of fiscal 2012 and determined that there was no impairment. The Company's methodology for determining the fair value of a reporting unit includes the use of an income approach which discounts future net cash flows to their present value at a rate that reflects the Company's cost of capital, otherwise known as the discounted cash flow method ("DCF"). These estimated fair values are based on estimates of future cash flows of the businesses. Factors affecting these future cash flows include the continued market acceptance of the products and services offered by the businesses, the development of new products and services by the businesses and the underlying cost of development, the future cost structure of the businesses, and future technological changes. The Company also incorporated market multiples for comparable companies in determining the fair value of the Company's reporting units. In the event that valuations in the aerospace and defense markets decrease, or the expected EBITDA for the Company's reporting units decreases, a goodwill impairment charge may be required, which would adversely affect the Company's operating results and financial condition. Any such impairment would be recognized in full in the reporting period in which it has been identified. The Company completed its required annual impairment tests in the fourth quarters of fiscal 2012, 2011 and 2010 and determined that there was no impairment.

As of March 31, 2012, the Company had a $425,000 indefinite-lived intangible asset associated with the Vought tradename. The Company tests this intangible for impairment by comparing the carrying value to the fair value based on current revenue projections of the related operations, under the relief from royalty method. Any excess carrying value over the amount of fair value is recognized as an impairment.

Finite-lived intangible assets are amortized over their useful lives ranging from 5 to 30 years. The Company continually evaluates whether events or circumstances have occurred that would indicate that the remaining estimated useful lives of long-lived assets, including intangible assets, may warrant revision or that the remaining balance may not be recoverable. Intangible assets are evaluated for indicators of impairment. When factors indicate that long-lived assets, including intangible assets, should be evaluated for possible impairment, an estimate of the related undiscounted cash flows over the remaining life of the long-lived assets, including intangible assets, is used to measure recoverability. Some of the more important factors management considers include the Company's financial performance relative to expected and historical performance, significant changes in the way the Company manages its operations, negative events that have occurred, and negative industry and economic trends. If the carrying amount is less than the estimated fair value, measurement of the impairment will be based on the difference between the carrying value and fair value of the asset group, generally determined based on the present value

(Dollars in thousands, except per share data)

of expected future cash flows associated with the use of the asset.

During the fiscal year ended March 31, 2012, a $2,870 favorable fair value adjustment due to the reduction of the fair value of a contingent earnout liability associated with a prior acquisition due to changes in the projected earnings over the respective earnout periods. The Company also considered these changes in projected earnings to be an indicator of impairment of the long-lived assets directly related to this acquisition and, as a result, tested these long-lived assets for recoverability and concluded that the asset group was recoverable. For the fiscal years ended March 31, 2012, 2011 and 2010, exclusive of the charges recorded in connection with discontinued operations, there were no reductions to the remaining useful lives and no write-downs of long-lived assets, including intangible assets, were required.

Deferred Financing Costs

Financing costs are deferred and amortized to Interest expense and other in the accompanying Consolidated Statements of Income over the related financing period using the effective interest method or the straight-line method when it does not differ materially from the effective interest method. Deferred financing costs, net of accumulated amortization of $17,710 and $23,384, respectively, are recorded in Other, net in the accompanying Consolidated Balance Sheets as of March 31, 2012 and 2011. Make-whole payments in connection with early debt retirements are classified as cash flows used in financing activities.

Acquired Contract Liabilities, net

In connection with the acquisition of Vought, we assumed existing long-term contracts. Based on review of these contracts, the Company concluded that the terms of certain contracts to be either more or less favorable than could be realized in market transactions as of the date of the acquisition. As a result, the Company recognized acquired contract liabilities, net of acquired contract assets of $124,548 at the acquisition date based on the present value of the difference between the contractual cash flows of the executory contracts and the estimated cash flows had the contracts been executed at the acquisition date. The liabilities principally relate to long-term life of program contracts that were initially executed by Vought over 15 years ago, as well as loss contracts for which Vought had recognized significant pre-acquisition contract loss reserves. The acquired contract liabilities, net are being amortized as non-cash revenues over the terms of the respective contracts. In evaluating acquired contract liabilities, net, the Company's analysis involved considerable management judgment and assumptions, including determining the market rates that would be received if the existing contracts were executed at the acquisition date and the comparability of similar contracts executed at the acquisition date. The Company recognized net amortization of contract liabilities of $26,684 and $29,214 in the fiscal years ended March 31, 2012 and 2011, respectively, and such amounts have been included in revenues in results of operations. The balance of the liability as of March 31, 2012 is $68,650 and, based on the expected delivery schedule of the underlying contracts, the Company estimates annual amortization of the liability as follows: 2013—$22,189; 2014—$17,758; 2015—$10,338; 2016—$8,266; and 2017—$6,096.

Revenue Recognition

Revenues are generally recognized in accordance with the contract terms when products are shipped, delivery has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured. The Company's policy with respect to sales returns and allowances generally provides that the customer may not return products or be given allowances, except at the Company's option. Accruals for sales returns, other allowances and estimated warranty costs are provided at the time of shipment based upon past experience.

A significant portion of the Company's contracts are within the scope of ASC 605-35, *Revenue—Construction-Type and Production-Type Contracts,* and revenue and costs on contracts are recognized using the percentage-of-completion method of accounting. Accounting for the revenue and profit on a contract requires estimates of (1) the contract value or total contract revenue, (2) the total costs at completion, which is equal to the sum of the actual incurred costs to date on the contract and the estimated costs to complete the contract's scope of work and (3) the measurement of progress towards completion. Depending on the contract, the Company measures progress toward completion using either the cost-to-cost method or the units-of-delivery method, with the great majority measured under the units of delivery method.

- Under the cost-to-cost method, progress toward completion is measured as the ratio of total costs incurred to estimated total costs at completion. Costs are recognized as incurred. Profit is determined based on estimated profit margin on the contract multiplied by progress toward completion. Revenue represents the sum of costs and profit on the contract for the period.
- Under the units-of-delivery method, revenue on a contract is recorded as the units are delivered and accepted during the period at an amount equal to the contractual selling price of those units. The costs recorded on a contract under the units-of-delivery method are equal to the total costs at completion divided by the total units to be delivered. As contracts can span multiple years, the Company often segments the contracts into production lots for the purposes of

(Dollars in thousands, except per share data)

accumulating and allocating cost. Profit is recognized as the difference between revenue for the units delivered and the estimated costs for the units delivered.

Adjustments to original estimates for a contract's revenues, estimated costs at completion and estimated total profit are often required as work progresses under a contract, as experience is gained and as more information is obtained, even though the scope of work required under the contract may not change, or if contract modifications occur. These estimates are also sensitive to the assumed rate of production. Generally, the longer it takes to complete the contract quantity, the more relative overhead that contract will absorb. The impact of revisions in cost estimates is recognized on a cumulative catch-up basis in the period in which the revisions are made. Provisions for anticipated losses on contracts are recorded in the period in which they become probable ("forward losses") and are first offset against costs that are included in inventory, with any remaining amount reflected in accrued contract liabilities in accordance with ASC 605-35. Revisions in contract estimates, if significant, can materially affect results of operations and cash flows, as well as valuation of inventory. Furthermore, certain contracts are combined or segmented for revenue recognition in accordance with ASC 605-35.

For the fiscal year ended March 31, 2012, cumulative catch-up adjustments resulting from changes in estimates increased operating income, net income and earnings per share by approximately $18,264, $11,755 and $0.23, respectively. The cumulative catch-up adjustments to operating income for the fiscal year ended March 31, 2012 included gross favorable adjustments of approximately $29,549 and gross unfavorable adjustments of approximately $11,285. For the fiscal year ended March 31, 2011, there were no significant changes in estimates to our contracts accounted for under the percentage-of-completion method that materially impacted the Company's results of operations, cash flows, or inventory valuation.

Amounts representing contract change orders or claims are only included in revenue when such change orders or claims have been settled with the customer and to the extent that units have been delivered. Additionally, some contracts may contain provisions for revenue sharing, price re-determination, requests for equitable adjustments, change orders or cost and/or performance incentives. Such amounts or incentives are included in contract value when the amounts can be reliably estimated and their realization is reasonably assured.

Although fixed-price contracts, which extend several years into the future, generally permit the Company to keep unexpected profits if costs are less than projected, the Company also bears the risk that increased or unexpected costs may reduce profit or cause the Company to sustain losses on the contract. In a fixed-price contract, the Company must fully absorb cost overruns, not withstanding the difficulty of estimating all of the costs the Company will incur in performing these contracts and in projecting the ultimate level of revenue that may otherwise be achieved.

Failure to anticipate technical problems, estimate delivery reductions, estimate costs accurately or control costs during performance of a fixed-price contract may reduce the profitability of a fixed-price contract or cause a loss. The Company believes that it has recognized adequate provisions in the financial statements for losses on fixed-price contracts, but cannot be certain that the contract loss provisions will be adequate to cover all actual future losses.

Included in net sales of the Aerostructures Group is the non-cash amortization of acquired contract liabilities recognized as fair value adjustments through purchase accounting of the acquisition of Vought. For the fiscal years ended March 31, 2012 and 2011, the Company recognized $26,684 and $29,214, into net sales in the accompanying Consolidated Statements of Income.

The Aftermarket Services Group providers repair and overhaul services, certain of which services are provided under long-term power-by-the-hour contracts, comprising approximately 5% of the segment's net sales. The Company applies the proportional performance method to recognize revenue under these contracts. Revenue is recognized over the contract period as units are delivered based on the relative value in proportion to the total estimated contract consideration. In estimating the total contract consideration, management evaluates the projected utilization of its customer's fleet over the term of the contract, in connection with the related estimated repair and overhaul servicing requirements to the fleet based on such utilization. Changes in utilization of the fleet by customers, among other factors, may have an impact on these estimates and require adjustments to estimates of revenue to be realized.

Shipping and Handling Costs

The cost of shipping and handling products is included in cost of products sold.

Research and Development Expense

Research and development expense was approximately $50,116, $50,465 and $25,670 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

(Dollars in thousands, except per share data)

Retirement Benefits

Accounting rules covering defined benefit pension plans require that amounts recognized in financial statements be determined on an actuarial basis. A significant element in determining the Company's pension income (expense) is the expected long-term rate of return on plan assets. This expected return is an assumption as to the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the projected pension benefit obligation. The Company applies this assumed long-term rate of return to a calculated value of plan assets, which recognizes changes in the fair value of plan assets in a systematic manner over five years. This produces the expected return on plan assets that is included in pension income (expense). The difference between this expected return and the actual return on plan assets is deferred. The net deferral of past asset gains (losses) affects the calculated value of plan assets and, ultimately, future pension income (expense).

At March 31 of each year, the Company determines the fair value of its pension plan assets as well as the discount rate to be used to calculate the present value of plan liabilities. The discount rate is an estimate of the interest rate at which the pension benefits could be effectively settled. In estimating the discount rate, the Company looks to rates of return on high-quality, fixed-income investments currently available and expected to be available during the period to maturity of the pension benefits. The Company uses a portfolio of fixed-income securities, which receive at least the second-highest rating given by a recognized ratings agency.

Fair Value Measurements

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When determining fair value measurements for assets and liabilities required to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and also considers assumptions that market participants would use when pricing an asset or liability. The fair value hierarchy has three levels of inputs that may be used to measure fair value: Level 1—Quoted market prices in active markets for identical assets or liabilities; Level 2—Observable market-based inputs or unobservable inputs that are corroborated by market data; and Level 3—Unobservable inputs that are not corroborated by market data. The Company has applied fair value measurements to its derivatives and contingent consideration (see Note 18) and to its pension and postretirement plan assets (see Note 15).

Foreign Currency Translation

The determination of the functional currency for Triumph's foreign subsidiaries is made based on appropriate economic factors. The functional currency of the Company's subsidiary Triumph Aviation Services—Asia is the U.S. dollar since that is the currency in which that entity primarily generates and expends cash. The functional currency of the Company's remaining subsidiaries is the local currency, since that is the currency in which those entities primarily generate and expend cash. Assets and liabilities of these subsidiaries are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average monthly rates of exchange. The resultant translation adjustments are included in accumulated other comprehensive income (see Note 13). Gains and losses arising from foreign currency transactions of these subsidiaries are included in net income.

Income Taxes

The Company accounts for income taxes using the asset and liability method. The asset and liability method requires recognition of deferred tax assets and liabilities for expected future tax consequences of temporary differences that currently exist between tax bases and financial reporting bases of the Company's assets and liabilities. A valuation allowance is provided on deferred taxes if it is determined that it is more likely than not that the asset will not be realized. The Company recognizes penalties and interest accrued related to income tax liabilities in the provision for income taxes in its consolidated statements of income.

Recently Issued Accounting Pronouncements

In December 2011, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2011-11, *Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities* ("ASU 2011-11"). This update will require an entity to disclose information about offsetting and related arrangements to enable users of its financial statements to understand the effect of those arrangements on its financial position. The intention is to enhance required disclosures by improving information about financial instruments and derivative instruments that are either offset in accordance with FASB guidance or are subject to an enforceable master netting arrangement; irrespective of whether they are offset in accordance with FASB guidance. The provisions of ASU 2011-11 are effective for annual reporting periods beginning on or after January 1, 2013. The adoption of the provisions of ASU 2011-11 is not expected to have a material impact on the Company's consolidated

(Dollars in thousands, except per share data)

financial statements.

In September 2011, the FASB issued ASU 2011-08, *Intangibles - Goodwill and Other - (Topic 350) Testing Goodwill for Impairment* ("ASU 2011-08"). The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity's financial statements for the most recent annual or interim period have not yet been issued or, for nonpublic entities, have not yet been made available for issuance. Adoption of the provisions of ASU 2011-08 did not have a material impact on the Company's consolidated financial statements.

In September 2011, the FASB issued ASU 2011-09, *Compensation - Retirement Benefits - Multiemployer Plans (Subtopic 715-80) Disclosures about an Employer's Participation in a Multiemployer Plan* ("ASU 2011-09"). The amendments in this update require additional disclosures about an employer's participation in a multiemployer plan. For public entities, the amendments in this update are effective for annual periods for fiscal years ending after December 15, 2011, and thus were effective for the Company for the fiscal year ended March 31, 2012. The amendments should be applied retrospectively for all prior periods presented. Adoption of the provisions of ASU 2011-09 did not have a material impact on the Company's consolidated financial statements.

Effective March 31, 2012, the Company retrospectively adopted ASU 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 was issued to improve the comparability, consistency and transparency of financial reporting and to increase the prominence of items that are recorded in Other Comprehensive Income ("OCI"). This guidance requires that all non-owner changes in stockholders' equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements where the first statement includes the components of net income and the second statement includes the components of OCI. Regardless of whether an entity chooses to present comprehensive income in a single continuous statement or in two separate but consecutive statements, the guidance also would have required an entity to present on the face of the financial statements reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement(s) where the components of net income and the components of other comprehensive income are presented. However, subsequent to the issuance of ASU 2011-05, this requirement that companies present reclassification adjustments for each component of OCI in both net income and OCI on the face of the financial statements was deferred for further evaluation. The deferral did not change the requirement to present items of net income, items of other comprehensive income and total comprehensive income in either one continuous statement or two separate consecutive statements. The Company has elected to present two separate consecutive statements. The adoption of this standard resulted in a change in presentation and additional footnote disclosure that did not have a significant impact on the Company.

Stock-Based Compensation

The Company recognizes compensation expense for share-based awards based on the fair value of those awards at the date of grant. Stock-based compensation expense for fiscal years ended March 31, 2012, 2011 and 2010 was $4,988, $3,622 and $3,220, respectively. The benefits of tax deductions in excess of recognized compensation expense were $1,880, $150 and $206 for fiscal years ended March 31, 2012, 2011 and 2010, respectively. Included in the stock-based compensation for fiscal years ended March 31, 2012 and 2011, is $1,873 and $1,176, respectively, classified as a liability as of March 31, 2012 and 2011 associated with each year's grant. The Company has classified share-based compensation within selling, general and administrative expenses to correspond with the same line item as the majority of the cash compensation paid to employees. Upon the exercise of stock options or vesting of restricted stock, the Company first transfers treasury stock, then will issue new shares. (See Note 16 for further details.)

Supplemental Cash Flow Information

For the fiscal year ended March 31, 2012, the Company received $29,439 in income tax refunds, net of income tax payments. The Company paid $3,688 and $27,990 for income taxes, net of refunds received for the fiscal years ended March 31, 2011 and 2010, respectively. The Company made interest payments of $72,563, $58,750 and $16,284 for fiscal years ended March 31, 2012, 2011 and 2010, respectively, including $12,401 of interest on debt assumed in the acquisition of Vought (Note 3) during the fiscal year ended March 31, 2011.

During the fiscal years ended March 31, 2012, 2011 and 2010, the Company financed $84, $11,569 and $13,942 of

(Dollars in thousands, except per share data)

property and equipment additions through capital leases, respectively. During the fiscal year ended March 31, 2012, the Company issued 772,438 shares in connection with certain redemptions of convertible senior subordinated notes (Note 10). During the fiscal year ended March 31, 2011, the Company issued 14,992,330 shares valued at $504,867 as partial consideration for the acquisition of Vought (Note 3).

Warranty Reserves

A reserve has been established to provide for the estimated future cost of warranties on our delivered products. The Company periodically reviews the reserves and adjustments are made accordingly. A provision for warranty on products delivered is made on the basis of historical experience and identified warranty issues. Warranties cover such factors as non-conformance to specifications and defects in material and workmanship. The majority of the Company's agreements include a three-year warranty, although certain programs have warranties up to 20 years.

The following is a rollforward of the warranty reserves for the fiscal year ended March 31, 2012.

Balance, March 31, 2011	$	19,711
Charges to costs and expenses		3,261
Write-offs, net of recoveries		(8,483)
Exchange rate changes		(16)
Balance, March 31, 2012	$	14,473

3. ACQUISITIONS

Aviation Network Services, LLC

In October 2011, the Company's wholly-owned subsidiary Triumph Interiors, LLC acquired the assets of Aviation Network Services, LLC ("ANS"), a leading provider of repair and refurbishment of aircraft interiors primarily for commercial airlines. ANS provides Triumph Interiors, LLC with additional capacity and expanded product offerings, such as the repair and refurbishment of passenger service units and other interior products. The results of Triumph Interiors, LLC continue to be included in the Company's Aftermarket Services segment.

The purchase price for ANS of $9,180 included cash paid at closing, less cash received upon settlement of working capital adjustments and the estimated acquisition-date fair value of contingent consideration. The estimated acquisition-date fair value of contingent consideration relates to an earnout at the date of acquisition contingent upon the achievement of certain earnings levels during the earnout period. The maximum amounts payable in respect of fiscal 2013, 2014 and 2015 are $1,100, $900 and $1,000, respectively. The estimated fair value of the earnout at the date of acquisition is $1,926, classified as a Level 3 liability in the fair value hierarchy. The excess of the purchase price over the estimated fair value of the net assets acquired of $3,753 was recorded as goodwill. The Company has also identified intangible assets of $4,222 with a weighted-average life of 9.9 years. During the fourth quarter of fiscal 2012, the Company finalized the purchase price allocation. The finalization of the Company's purchase accounting assessment did not result in significant measurement period adjustments and did not have a material impact on the Company's consolidated balance sheet, statement of income, or statement of cash flows.

The following condensed balance sheet represents the amounts assigned to each major asset and liability caption in the aggregate for the acquisition of ANS:

	October 31, 2011
Trade and other receivables	$ 625
Inventory	545
Prepaid expenses and other	12
Property and equipment	264
Goodwill	3,753
Intangible assets	4,222
Total assets	$ 9,421
Accounts payable	$ 79
Accrued expenses	44
Deferred tax liabilities	118
Other noncurrent liabilities	1,926
Total liabilities	$ 2,167

The ANS acquisition has been accounted for under the acquisition method of accounting and, accordingly, is included in the consolidated financial statements from the date of acquisition. The ANS acquisition was funded by the Company's long-term borrowings in place at the date of acquisition. The Company incurred $168 in acquisition-related costs in connection with the ANS acquisition recorded in acquisition and integration expenses in the accompanying consolidated statement of income.

Vought Aircraft Industries, Inc.

On June 16, 2010, the Company acquired by merger all of the outstanding shares of Vought, now operating as Triumph Aerostructures—Vought Commercial Division, Triumph Aerostructures—Vought Integrated Programs Division and Triumph Structures—Everett, for cash and stock consideration. The acquisition of Vought establishes the Company as a leading global manufacturer of aerostructures for commercial, military and business jet aircraft. During the fiscal year ended March 31, 2011, the Company incurred $20,902 in acquisition-related expenses in connection with the acquisition of Vought, including $4,583 of bridge financing fees on undrawn commitments. Such commitments expired upon closing of the acquisition of Vought.

Fair value of consideration transferred: The following details consideration transferred to acquire Vought:

(in thousands, except share and per share amounts)	Shares	Estimated Fair Value	Form of Consideration
Number of Triumph shares issued to Vought shareholders	14,992,330		
Triumph share price as of the acquisition date	$ 33.68	$ 504,867	Triumph common stock
Cash consideration transferred to Vought shareholders		547,950	Cash
Total fair value of consideration transferred		$ 1,052,817	

(Dollars in thousands, except per share data)

Recording of assets acquired and liabilities assumed: The following condensed balance sheet represents the amounts assigned to each major asset and liability caption in the aggregate for the acquisition of Vought:

	June 16, 2010
Cash	$ 214,833
Accounts receivable	165,789
Inventory	410,279
Prepaid expenses and other	4,850
Property and equipment	375,229
Goodwill	1,026,763
Intangible assets	807,000
Deferred tax assets	244,895
Other assets	384
Total assets	$ 3,250,022
Accounts payable	$ 143,995
Accrued expenses	269,492
Deferred tax liabilities	4,674
Debt	590,710
Acquired contract liabilities, net	124,548
Accrued pension and other postretirement benefits, noncurrent	993,189
Other noncurrent liabilities	70,597
Total liabilities	$ 2,197,205

Goodwill in the amount of $1,026,763 was recognized for this acquisition and is calculated as the excess of the consideration transferred over the net assets recognized and represents the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. Specifically, goodwill recorded as part of the acquisition of Vought includes:

- the expected synergies and other benefits that the Company believes will result from combining the operations of Vought with the operations of Triumph;
- any intangible assets that do not qualify for separate recognition such as assembled workforce; and
- the value of the going-concern element of Vought's existing businesses (the higher rate of return on the assembled collection of net assets versus acquiring all of the net assets separately).

The goodwill is not deductible for tax purposes.

The recorded amounts for assets and liabilities were completed as of June 15, 2011; however, certain errors in the acquisition method of accounting were corrected during the fourth quarter of fiscal 2012. The adjustments to the acquisition method of accounting recorded in fiscal 2012 did not have a significant impact on the Company's consolidated balance sheet, statement of income, or statement of cash flows.

Actual and pro forma impact of the Vought acquisition: The following table presents information for Vought that is included in the Company's consolidated statement of income from June 16, 2010 through the end of fiscal 2011:

	Fiscal year ended March 31, 2011
Net sales	$ 1,527,326
Operating income	$ 161,629

The unaudited pro forma results presented below include the effects of the acquisition of Vought as if it had been consummated as of April 1, 2010 for fiscal year 2011. The pro forma results include the amortization associated with an estimate for acquired intangible assets and interest expense associated with debt used to fund the acquisition, as well as fair value adjustments for property and equipment, off market contracts and favorable leases. To better reflect the combined operating results, material nonrecurring charges directly attributable to the transaction have been excluded. In addition, the pro forma results do not include any anticipated synergies or other expected benefits of the acquisition. Accordingly, the unaudited

(Dollars in thousands, except per share data)

pro forma results are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been consummated as of April 1, 2010.

	Fiscal year ended March 31, 2011
Net sales	$ 3,269,413
Income from continuing operations	154,999
Income from continuing operations—basic	$ 3.22
Income from continuing operations—diluted	$ 3.07

FISCAL 2010 ACQUISITIONS

Acquisition of DCL Avionics, Inc.

Effective January 29, 2010, the Company's wholly-owned subsidiary Triumph Instruments—Burbank, Inc. acquired the assets and business of DCL Avionics, Inc. ("DCL"). DCL operated a Federal Aviation Administration ("FAA") approved avionics repair station and components dealership. DCL provides Triumph Instruments—Burbank, Inc. with additional capacity as well as a strategic location on the Van Nuys, California, airport. The results for Triumph Instruments—Burbank, Inc. continue to be included in the Company's Aftermarket Services segment.

Acquisition of Fabritech, Inc.

Effective March 1, 2010, the Company acquired all of the outstanding shares of Fabritech, Inc. ("Fabritech"), renamed Triumph Fabrications—St. Louis, Inc. Triumph Fabrications—St. Louis, Inc. is a component manufacturer and repair station for critical military rotary-wing platforms. Fabritech provides the Company with high-end maintenance and manufactured solutions focused on aviation drive train, mechanical, hydraulic and electrical hardware items, including gearboxes, cargo hooks and vibration absorbers. The results for Triumph Fabrications—St. Louis, Inc. were included in the Company's Aftermarket Services segment as of March 31, 2010, and have been reclassified to the Company's Aerospace Systems segment as of and during the quarter ended June 30, 2010.

The acquisitions of DCL and Fabritech are herein referred to as the "fiscal 2010 acquisitions." The combined purchase price for the fiscal 2010 acquisitions of $34,547 includes cash paid at closing, deferred payments and estimated contingent payments. The estimated contingent payments represent an earnout contingent upon the achievement of certain earnings levels during the earnout period. The maximum amounts payable in respect of fiscal 2012 and 2013 are $11,400 and $4,600, respectively. The estimated fair value of the earnout note at the date of acquisition of $2,545 is classified as a Level 3 liability in the fair value hierarchy (Note 18). The excess of the purchase price over the estimated fair value of the net assets acquired of $11,594 was recorded as goodwill, which is not deductible for tax purposes. The Company has also identified intangible assets valued at $7,421 with a weighted-average life of 13.0 years. During fiscal 2011, the Company finalized the purchase price allocation for the fiscal 2010 acquisitions as a result of receiving the final appraisals of tangible and intangible assets and contingent consideration. The measurement period adjustments on the fiscal 2010 acquisitions did not have a significant impact on the Company's consolidated balance sheets, statements of income, or statements of cash flows.

The fiscal 2010 acquisitions have been accounted for under the acquisition method and, accordingly, are included in the consolidated financial statements from the effective date of acquisition. The fiscal 2010 acquisitions were funded by the Company's cash and cash equivalents at the date of acquisition. The Company incurred $406 in acquisition-related costs in connection with the fiscal 2010 acquisitions recorded in selling, general and administrative expenses in the accompanying consolidated statement of income.

4. DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

In September 2007, the Company decided to sell Triumph Precision Castings Co. ("TPC"), a casting facility in its Aftermarket Services segment that specializes in producing high-quality hot gas path components for aero and land-based gas turbines.

Due to failed negotiations with certain potential buyers of the business occurring during fiscal 2010, the Company reassessed its estimated fair value of the business based on current viable offers to purchase the business, recent performance results and overall market conditions, resulting in a write-down, which was applied to accounts receivable, inventory and property, plant and equipment. The Company recognized a pretax loss of $17,383 in the third quarter of fiscal 2010. Included in the loss from discontinued operations for the fiscal year ended March 31, 2010 is an impairment charge of $2,512 recorded during the first quarter of fiscal 2010.

(Dollars in thousands, except per share data)

The disposition of TPC had been delayed due in part to a dispute with TPC's largest customer, which had a right of first refusal to purchase TPC. In February 2011, TPC entered into a settlement agreement with that customer, which included termination of the right of first refusal and resulted in a settlement charge of $2,250. In July 2011, the Company completed the sale of Triumph Precision Castings Co. for proceeds of $3,902, plus contingent consideration, resulting in no gain or loss on the disposal.

Revenues of discontinued operations were $286, $1,832 and $2,128 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. The loss from discontinued operations was $765, $2,512 and $17,526, net of income tax benefit of $412, $1,351 and $9,376 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively. Interest expense of $68, $267 and $2,342 was allocated to discontinued operations for the fiscal years ended March 31, 2012, 2011 and 2010, respectively, based upon the actual borrowings of the operations, and such interest expense is included in the loss from discontinued operations.

For financial statement purposes, the assets, liabilities and results of operations of these businesses have been segregated from those of the continuing operations and are presented in the Company's consolidated financial statements as discontinued operations and assets and liabilities held for sale.

Assets and liabilities held for sale are comprised of the following:

		March 31, 2011
Assets held for sale:		
Trade and other receivables, net	$	1,314
Inventories		237
Property, plant and equipment		3,000
Other		23
Total assets held for sale	$	4,574
Liabilities held for sale:		
Accounts payable	$	99
Accrued expenses		154
Other noncurrent liabilities		178
Total liabilities held for sale	$	431

In December 2010, the Company sold certain contracts and related assets of the Milwaukee sales office of Triumph Accessory Services—Wellington at net book value for total proceeds of $3,072, with $2,458 received at closing and $614 received upon expiration of the escrow in December 2011, resulting in no gain or loss on sale.

5. INVENTORIES

Inventories are stated at the lower of cost (average-cost or specific-identification methods) or market. The components of inventories are as follows:

	March 31,			
	2012		2011	
Raw materials	$	53,103	$	72,174
Work-in-process		887,686		805,642
Finished goods		41,617		42,104
Less: unliquidated progress payments		(164,450)		(138,206)
Total inventories	$	817,956	$	781,714

According to the provisions of U.S. Government contracts, the customer has title to, or a security interest in, substantially all inventories related to such contracts. Included above is total net inventory on government contracts of $63,570 and $80,201, respectively, at March 31, 2012 and 2011.

Work-in-process inventory includes capitalized pre-production costs. Capitalized pre-production costs include certain contract costs, including applicable overhead, incurred before a product is manufactured on a recurring basis. Significant customer-directed work changes can also cause pre-production costs to be incurred. These costs are typically recovered over a contractually determined number of ship set deliveries and the Company believes these amounts will be fully recovered. The

(Dollars in thousands, except per share data)

balance of capitalized pre-production costs at March 31, 2012 was $19,385.

6. PROPERTY AND EQUIPMENT

Net property and equipment at March 31, 2012 and 2011 is:

	March 31, 2012	March 31, 2011
Land	$ 36,995	$ 37,270
Construction in process	29,523	87,157
Buildings and improvements	234,088	201,183
Furniture, fixtures and computer equipment	113,523	62,641
Machinery and equipment	721,215	668,460
	1,135,344	1,056,711
Less accumulated depreciation	401,964	321,832
	$ 733,380	$ 734,879

Depreciation expense for the fiscal years ended March 31, 2012, 2011 and 2010 was $85,811, $68,891 and $39,715, respectively, which includes depreciation of assets under capital lease. Included in furniture, fixtures and computer equipment above is $67,112 and $19,257, respectively, of capitalized software at March 31, 2012 and 2011, which were offset by accumulated depreciation of $22,275 and $10,720, respectively.

7. GOODWILL AND OTHER INTANGIBLE ASSETS

The following is a summary of the changes in the carrying value of goodwill by reportable segment, for the fiscal years ended March 31, 2012 and 2011:

	Aerostructures	Aerospace Systems	Aftermarket Services	Total
Balance, March 31, 2011	$ 1,294,478	$ 183,633	$ 52,469	$ 1,530,580
Goodwill recognized in connection with acquisitions	1,949	—	3,753	5,702
Purchase price adjustments	(215)	—	—	(215)
Purchase accounting adjustments	11,497	—	—	11,497
Effect of exchange rate changes and other	—	(1,190)	—	(1,190)
Balance, March 31, 2012	$ 1,307,709	$ 182,443	$ 56,222	$ 1,546,374

	Aerostructures	Aerospace Systems	Aftermarket Services	Total
Balance, March 31, 2010	$ 259,715	$ 178,581	$ 52,358	$ 490,654
Goodwill recognized in connection with acquisitions	1,026,763	—	—	1,026,763
Purchase price adjustments	8,000	3,048	111	11,159
Effect of exchange rate changes and other	—	2,004	—	2,004
Balance, March 31, 2011	$ 1,294,478	$ 183,633	$ 52,469	$ 1,530,580

The fiscal year ended March 31, 2012 purchase accounting adjustments of $11,497 relate to errors identified and corrected subsequent to the end of the measurement period. The fiscal year ended March 31, 2011 amounts have been restated due to the measurement period adjustments related to the acquisition of Vought.

(Dollars in thousands, except per share data)

Intangible Assets

The components of intangible assets, net are as follows:

	March 31, 2012			
	Weighted-Average Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	16.3	$ 460,054	$ (70,169)	$ 389,885
Product rights and licenses	12.0	37,776	(24,208)	13,568
Noncompete agreements and other	13.0	7,327	(6,104)	1,223
Tradename	Indefinite-lived	425,000	—	425,000
Total intangibles, net		$ 930,157	$ (100,481)	$ 829,676

	March 31, 2011			
	Weighted-Average Life (in Years)	Gross Carrying Amount	Accumulated Amortization	Net
Customer relationships	16.4	$ 456,282	$ (40,657)	$ 415,625
Product rights and licenses	12.0	73,739	(56,640)	17,099
Noncompete agreements and other	12.7	13,239	(11,343)	1,896
Tradename	Indefinite-lived	425,000	—	425,000
Total intangibles, net		$ 968,260	$ (108,640)	$ 859,620

Amortization expense for the fiscal years ended March 31, 2012, 2011 and 2010 was $33,913, $30,766 and $14,703, respectively. Amortization expense for the five fiscal years succeeding March 31, 2012 by year is expected to be as follows: 2013: $39,969; 2014: $32,061; 2015: $31,140; 2016: $31,140; 2017: $27,576 and thereafter: $242,790.

8. ACCRUED EXPENSES

Accrued expenses are composed of the following items:

	March 31,	
	2012	2011
Accrued pension	$ 3,938	$ 3,931
Deferred revenue, advances and progress billings	29,916	42,439
Accrued other postretirement benefits	36,526	35,456
Accrued compensation	123,141	104,444
Accrued interest	14,773	19,711
Warranty reserve	11,416	15,242
Accrued workers' compensation	13,365	11,988
Accrued insurance	13,534	13,244
All other	65,011	66,899
Total accrued expenses	$ 311,620	$ 313,354

9. LEASES

At March 31, 2012, future minimum payments under noncancelable operating leases with initial or remaining terms of more than one year were as follows: 2013—$22,331; 2014—$16,091; 2015—$13,605; 2016—$11,955; 2017—$8,401 and thereafter—$20,755 through 2027. In the normal course of business, operating leases are generally renewed or replaced by other leases.

At March 31, 2012, future minimum sublease rentals are as follows: 2013—$618; 2014—$547; 2015—$557; 2016—$567; 2017—$577 and thereafter—$291 through 2018.

(Dollars in thousands, except per share data)

Total rental expense was $43,392, $43,865 and $14,954 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

10. LONG-TERM DEBT

Long-term debt consists of the following:

	March 31, 2012	March 31, 2011
Revolving credit facility	$ 320,000	$ 85,000
Receivable securitization facility	120,000	100,000
Equipment leasing facility	61,301	67,822
Term loan credit agreement	—	346,731
Secured promissory notes	—	7,505
Senior subordinated notes due 2017	173,061	172,801
Senior notes due 2018	347,867	347,623
Convertible senior subordinated notes	128,655	176,544
Other debt	7,978	7,978
	1,158,862	1,312,004
Less: current portion	142,237	300,252
	$ 1,016,625	$ 1,011,752

Revolving Credit Facility

On April 5, 2011, the Company amended and restated its existing credit agreement (the "Credit Facility") with its lenders to (i) increase the availability under the Credit Facility to $850,000, with a $50,000 accordion feature, from $535,000, (ii) extend the maturity date to April 5, 2016 and (iii) amend certain other terms and covenants. The amendment results in a more favorable pricing grid and a more streamlined package of covenants and restrictions. Using the availability under the Credit Facility, the Company immediately extinguished its term loan credit agreement (the "Term Loan") at face value of $350,000, plus accrued interest. In connection with the amendment to the Credit Facility, the Company incurred approximately $3,588 of financing costs. These costs, along with the $5,282 of unamortized financing costs prior to the closing, are being amortized over the remaining term of the Credit Facility.

On May 10, 2010, the Company entered into the Credit Facility, which became available on June 16, 2010 in connection with the consummation of the acquisition of Vought. The obligations under the Credit Facility and related documents are secured by liens on substantially all assets of the Company and its domestic subsidiaries pursuant to a Guarantee and Collateral Agreement, dated as of June 16, 2010, among the Company and the subsidiaries of the Company party thereto. Such liens were *pari passu* to the liens securing the Company's obligations under the Term Loan described below pursuant to an intercreditor agreement dated June 16, 2010 among the agents under the Credit Facility and the Term Loan, the Company and its domestic subsidiaries that are borrowers and/or guarantors under the Credit Facility and the Term Loan (the "Intercreditor Agreement").

The Credit Facility replaced and refinanced the Company's Amended and Restated Credit Agreement dated as of August 14, 2009 (the "2009 Credit Agreement"), which agreement was terminated and all obligations thereunder paid in full upon the consummation of the acquisition of Vought.

Pursuant to the Credit Facility, the Company can borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $850,000 outstanding at any time. The Credit Facility bears interest at either: (i) LIBOR plus between 1.75% and 3.00%; (ii) the prime rate; or (iii) an overnight rate at the option of the Company. The applicable interest rate is based upon the Company's ratio of total indebtedness to earnings before interest, taxes, depreciation and amortization. In addition, the Company is required to pay a commitment fee of between 0.30% and 0.50% on the unused portion of the Credit Facility. The Company's obligations under the Credit Facility are guaranteed by the Company's domestic subsidiaries.

At March 31, 2012, there were $320,000 in outstanding borrowings and $33,240 in letters of credit under the Credit Facility primarily to support insurance policies. At March 31, 2011, there were $85,000 in borrowings and $40,135 in letters of credit outstanding. The level of unused borrowing capacity under the Credit Facility varies from time to time depending in part upon the Company's compliance with financial and other covenants set forth in the related agreement. The Credit Facility

(Dollars in thousands, except per share data)

contains certain affirmative and negative covenants including limitations on specified levels of indebtedness to earnings before interest, taxes, depreciation and amortization, and interest coverage requirements, and includes limitations on, among other things, liens, mergers, consolidations, sales of assets, payment of dividends and incurrence of debt. If an event of default were to occur under the Credit Facility, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. The occurrence of an event of default under the Credit Facility could also cause the acceleration of obligations under certain other agreements. The Company is in compliance with all such covenants as of March 31, 2012. As of March 31, 2012, the Company had borrowing capacity under the Credit Facility of $496,760 after reductions for borrowings and letters of credit outstanding under the Credit Facility.

On May 23, 2012, the Company amended the Credit Facility with its lenders to (i) increase the availability under the Credit Facility to $1,000,000, with a $50,000 accordion feature, from $850,000, (ii) extend the maturity date to May 23, 2017 and (iii) amend certain other terms and covenants. The amendment results in a more favorable pricing grid and a more streamlined package of covenants and restrictions.

Receivables Securitization Program

In June 2011, the Company amended its $175,000 receivable securitization facility (the "Securitization Facility"), extending the term through June 2014. In connection with the Securitization Facility, the Company sells on a revolving basis certain eligible accounts receivable to Triumph Receivables, LLC, a wholly-owned special-purpose entity, which in turn sells a percentage ownership interest in the receivables to commercial paper conduits sponsored by financial institutions. The Company is the servicer of the accounts receivable under the Securitization Facility. As of March 31, 2012, the maximum amount available under the Securitization Facility was $144,300. Interest rates are based on prevailing market rates for short-term commercial paper plus a program fee and a commitment fee. The program fee is 0.55% on the amount outstanding under the Securitization Facility. Additionally, the commitment fee is 0.55% on 102% of the maximum amount available under the Securitization Facility. At March 31, 2012, $120,000 was outstanding under the Securitization Facility. In connection with amending the Securitization Facility, the Company incurred approximately $351 of financing costs. These costs, along with the $831 of unamortized financing costs prior to the amendment, are being amortized over the life of the Securitization Facility. The Company securitizes its accounts receivable, which are generally non-interest bearing, in transactions that are accounted for as borrowings pursuant to the *Transfers and Servicing* topic of the ASC.

The agreement governing the Securitization Facility contains restrictions and covenants which include limitations on the making of certain restricted payments, creation of certain liens, and certain corporate acts such as mergers, consolidations and the sale of substantially all assets. The Company is in compliance with all such covenants as of March 31, 2012.

Equipment Leasing Facility and Other Capital Leases

During March 2009, the Company entered into a seven-year Master Lease Agreement ("Leasing Facility") creating a capital lease of certain existing property and equipment. The net proceeds from the Leasing Facility were used to repay a portion of the outstanding indebtedness under the Company's 2009 Credit Agreement. The Leasing Facility bears interest at a weighted-average fixed rate of 6.2% per annum.

During the fiscal years ended March 31, 2012, 2011 and 2010, the Company entered into new capital leases in the amounts of $84, $11,569 and $13,942, respectively, to finance a portion of the Company's capital additions for the respective years.

Term Loan Credit Agreement

The Company entered into a Term Loan dated as of June 16, 2010, which proceeds were used to partially finance the acquisition of Vought. The Term Loan provided for a six-year term loan in a principal amount of $350,000, repayable in equal quarterly installments at a rate of 1.00% of the original principal amount per year, with the balance payable on the final maturity date. The proceeds of the loans under the Term Loan, which were 99.50% of the principal amount, were used to consummate the acquisition of Vought. In connection with the closing on the Term Loan, the Company incurred approximately $7,133 of costs, which were deferred and were being amortized into expense over the term of the Term Loan.

The obligations under the Term Loan were guaranteed by substantially all of the Company's domestic subsidiaries and secured by liens on substantially all of the Company's and the guarantors' assets pursuant to a Guarantee and Collateral Agreement (the "Term Loan Guarantee and Collateral Agreement") and certain other collateral agreements, in each case subject to the Intercreditor Agreement. Borrowings under the Term Loan bear interest, at the Company's option, at either the base rate (subject to a 2.50% floor), plus a margin between 1.75% and 2.00%, or at the Eurodollar Rate (subject to a 1.50% floor), plus a margin driven by net leverage between 2.75% and 3.00%.

On April 5, 2011, in connection with the amendment and restatement of the Credit Facility, the Company extinguished the Term Loan at face value of $350,000, plus accrued interest. As a result, the Company recognized a pre-tax loss on

(Dollars in thousands, except per share data)

extinguishment of debt of $7,712 associated with the write-off of the remaining unamortized discount and deferred financing fees on the Term Loan included in Interest expense and other.

Senior Subordinated Notes Due 2017

On November 16, 2009, the Company issued $175,000 principal amount of 8.00% Senior Subordinated Notes due 2017 (the "2017 Notes"). The 2017 Notes were sold at 98.56% of principal amount and have an effective interest yield of 8.25%. Interest on the 2017 Notes is payable semiannually in cash in arrears on May 15 and November 15 of each year. In connection with the issuance of the 2017 Notes, the Company incurred approximately $4,390 of costs, which were deferred and are being amortized on the effective interest method over the term of the 2017 Notes.

The 2017 Notes are senior subordinated unsecured obligations of the Company and rank subordinated to all of the existing and future senior indebtedness of the Company and the Guarantor Subsidiaries (defined below), including borrowings under the Company's existing Credit Facility, and *pari passu* with the Company's and the Guarantor Subsidiaries' existing and future senior subordinated indebtedness. The 2017 Notes are guaranteed, on a full, joint and several basis, by each of the Company's domestic restricted subsidiaries that guarantees any of the Company's debt or that of any of the Company's restricted subsidiaries under the Credit Facility, and in the future by any domestic restricted subsidiaries that guarantee any of the Company's debt or that of any of the Company's domestic restricted subsidiaries incurred under any credit facility (collectively, the "Guarantor Subsidiaries"), in each case on a senior subordinated basis. If the Company is unable to make payments on the 2017 Notes when they are due, each of the Guarantor Subsidiaries would be obligated to make them instead.

The Company has the option to redeem all or a portion of the 2017 Notes at any time prior to November 15, 2013 at a redemption price equal to 100% of the principal amount of the 2017 Notes redeemed plus an applicable premium set forth in the Indenture and accrued and unpaid interest, if any. The 2017 Notes are also subject to redemption, in whole or in part, at any time on or after November 15, 2013, at redemption prices equal to (i) 104% of the principal amount of the 2017 Notes redeemed, if redeemed prior to November 15, 2014, (ii) 102% of the principal amount of the 2017 Notes redeemed, if redeemed prior to November 15, 2015 and (iii) 100% of the principal amount of the Notes redeemed, if redeemed thereafter, plus accrued and unpaid interest. In addition, at any time prior to November 15, 2012, the Company may redeem up to 35% of the principal amount of the 2017 Notes with the net cash proceeds of qualified equity offerings at a redemption price equal to 108% of the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2017 Notes (the "Indenture").

Upon the occurrence of a change of control, the Company must offer to purchase the 2017 Notes from holders at 101% of their principal amount plus accrued and unpaid interest, if any, to the date of purchase.

The Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

Senior Notes due 2018

On June 16, 2010, in connection with the acquisition of Vought, the Company issued $350,000 principal amount of 8.63% Senior Notes due 2018 (the "2018 Notes"). The 2018 Notes were sold at 99.27% of principal amount and have an effective interest yield of 8.75%. Interest on the Notes accrues at the rate of 8.63% per annum and is payable semiannually in cash in arrears on January 15 and July 15 of each year, commencing on January 15, 2011. In connection with the issuance of the 2018 Notes, the Company incurred approximately $7,307 of costs, which were deferred and are being amortized on the effective interest method over the term of the 2018 Notes.

The 2018 Notes are the Company's senior unsecured obligations and rank equally in right of payment with all of its other existing and future senior unsecured indebtedness and senior in right of payment to all of its existing and future subordinated indebtedness. The 2018 Notes are guaranteed on a full, joint and several basis by each of the Guarantor Subsidiaries.

The Company may redeem some or all of the 2018 Notes prior to July 15, 2014 by paying a "make-whole" premium. The Company may redeem some or all of the 2018 Notes on or after July 15, 2014 at specified redemption prices. In addition, prior to July 15, 2013, the Company may redeem up to 35% of the 2018 Notes with the net proceeds of certain equity offerings at a redemption price equal to 108.63% of the aggregate principal amount plus accrued and unpaid interest, if any, subject to certain limitations set forth in the indenture governing the 2018 Notes (the "2018 Indenture").

The Company is obligated to offer to repurchase the 2018 Notes at a price of (i) 101% of their principal amount plus

(Dollars in thousands, except per share data)

accrued and unpaid interest, if any, as a result of certain change of control events and (ii) 100% of their principal amount plus accrued and unpaid interest, if any, in the event of certain asset sales. These restrictions and prohibitions are subject to certain qualifications and exceptions.

The 2018 Indenture contains covenants that, among other things, limit the Company's ability and the ability of any of the Guarantor Subsidiaries to (i) grant liens on its assets, (ii) make dividend payments, other distributions or other restricted payments, (iii) incur restrictions on the ability of the Guarantor Subsidiaries to pay dividends or make other payments, (iv) enter into sale and leaseback transactions, (v) merge, consolidate, transfer or dispose of substantially all of their assets, (vi) incur additional indebtedness, (vii) use the proceeds from sales of assets, including capital stock of restricted subsidiaries, and (viii) enter into transactions with affiliates.

Convertible Senior Subordinated Notes

On September 18, 2006, the Company issued $201,250 in convertible senior subordinated notes (the "Convertible Notes"). The Convertible Notes are direct, unsecured, senior subordinated obligations of the Company, and rank (i) junior in right of payment to all of the Company's existing and future senior indebtedness, (ii) equal in right of payment with any other future senior subordinated indebtedness, and (iii) senior in right of payment to all subordinated indebtedness.

The Company received net proceeds from the sale of the Convertible Notes of approximately $194,998 after deducting debt issuance costs of approximately $6,252. The issuance costs were allocated to the respective liability and equity components, with the liability component recorded as other assets and the equity component recorded as a reduction of equity in the accompanying consolidated balance sheets. Debt issuance costs were fully amortized as of September 30, 2011.

The Convertible Notes bear interest at a fixed rate of 2.63% per annum, payable in cash semiannually in arrears on each April 1 and October 1 beginning April 1, 2007. During the period commencing on October 6, 2011 and ending on, but excluding, April 1, 2012 and each semiannual period from October 1 to March 31 or from April 1 to September 30 thereafter, the Company pays contingent interest during the applicable interest period if the average trading price of a note for the five consecutive trading days ending on the third trading day immediately preceding the first day of the relevant semiannual period equals or exceeds 120% of the principal amount of the Convertible Notes. The contingent interest payable per note in respect of any semiannual period will equal 0.25% per annum calculated on the average trading price of a note for the relevant five trading day period. This contingent interest feature represents an embedded derivative. The value of the derivative was not material at March 31, 2012 due to overall market volatility, recent conversions by holders of the Convertible Notes, as well as the Company's ability to call the Convertible Notes at any time after October 6, 2011.

Prior to fiscal 2011, the Company paid $19,414 to purchase $22,200 in principal amount of the Convertible Notes.

The Convertible Notes mature on October 1, 2026 unless earlier redeemed, repurchased or converted. The Company may redeem the Convertible Notes for cash, either in whole or in part, anytime on or after October 6, 2011 at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to but not including the date of redemption. In addition, holders of the Convertible Notes will have the right to require the Company to repurchase for cash all or a portion of their Convertible Notes on October 1, 2011, 2016 and 2021, at a repurchase price equal to 100% of the principal amount of the Convertible Notes to be repurchased plus accrued and unpaid interest, including contingent interest and additional amounts, if any, up to, but not including, the date of repurchase. The Convertible Notes are convertible into the Company's common stock at a rate equal to 36.7695 shares per $1 principal amount of the Convertible Notes (equal to an initial conversion price of approximately $27.19 per share), subject to adjustment as described in the Indenture. Upon conversion, the Company will deliver to the holder surrendering the Convertible Notes for conversion, for each $1 principal amount of Convertible Notes, an amount consisting of cash equal to the lesser of $1 and the Company's total conversion obligation and, to the extent that the Company's total conversion obligation exceeds $1, at the Company's election, cash or shares of the Company's common stock in respect of the remainder.

A holder may surrender its Convertible Notes for conversion: (i) during any fiscal quarter if the last reported sale price of the Company's common stock for at least twenty trading days during the period of thirty consecutive trading days ending on the last trading day of the previous fiscal quarter is more than 130% of the applicable conversion price per share of the Company's common stock on such trading day; (ii) during the five business days immediately following any five consecutive trading-day period in which the trading price per $1 principal amount of a note for each day of that period was less than 98% of the product of the closing price of the Company's common stock and the conversion rate of the Convertible Notes on each such day; (iii) if the Company has called the Convertible Notes for redemption; (iv) on the occurrence of a specified corporate transaction as provided in the indenture governing the Notes (i.e., change in control, distribution of rights or warrants to purchase common stock below market value, distribution of assets (including cash) with a per share value exceeding 10% of the market value of

(Dollars in thousands, except per share data)

common stock); or (v) during the two-month period prior to maturity (starting August 1, 2026). The last reported sale price of the Company's common stock on any date means the closing sales price per share on such date as reported by the New York Stock Exchange.

The Convertible Notes are eligible for conversion upon meeting certain conditions as provided in the indenture governing the Convertible Notes. For the periods from January 1, 2011 through March 31, 2012, the Convertible Notes were eligible for conversion. During the fiscal year ended March 31, 2012, the Company settled the conversion of $50,395 in principal value of the Convertible Notes, as requested by the respective holders, with the principal settled in cash and the conversion benefit settled through the issuance of 772,438 shares. In March and April 2012, the Company received notice of conversion from holders of $15,022 in principal value of the Convertible Notes. These conversions were settled in the first quarter of fiscal 2013 with the principal settled in cash and the conversion benefit settled through the issuance of 310,632 shares. In April 2012, the Company delivered a notice to holders of the Convertible Notes to the effect that, for at least twenty trading days during the thirty consecutive trading days preceding March 31, 2012, the closing price of the Company's common stock was greater than or equal to 130% of the conversion price of such notes on the last trading day. Under the terms of the Convertible Notes, the increase in the Company's stock price triggered a provision, which gave holders of the Convertible Notes a put option through June 30, 2012. Accordingly, the balance sheet classification of the Convertible Notes will be short term for as long as the put option remains in effect.

To be included in the calculation of diluted earnings per share, the average price of the Company's common stock for the fiscal year must exceed the conversion price per share of $27.19. The average price of the Company's common stock for the fiscal years ended March 31, 2012 and 2011 was $53.26 and $39.48, respectively. Therefore, 2,606,189 and 2,040,896 additional shares, respectively, were included in the diluted earnings per share calculation. The average price of the Company's common stock for the fiscal year ended March 31, 2010 was $23.34 and, therefore, no additional shares were included in the diluted earnings per share calculation for that fiscal year.

Interest paid on indebtedness during the fiscal years ended March 31, 2012, 2011 and 2010 amounted to $72,563, $58,750 and $16,284, respectively. Interest capitalized during the fiscal years ended March 31, 2012, 2011 and 2010 was $1,077, $1,289 and $0, respectively.

As of March 31, 2012, the maturities of long-term debt are as follows: 2013—$142,237; 2014—$13,400; 2015—$131,988; 2016—$332,397; 2017—$1,913; and thereafter—$540,998 through 2020.

11. OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities are composed of the following items:

	March 31, 2012	March 31, 2011
Acquired contract liabilities, net	$ 68,650	$ 95,334
Deferred grant income	28,295	31,417
Accrued workers' compensation	20,861	21,055
Accrued warranties	3,057	4,469
Income tax reserves	1,531	1,266
Contingent consideration	2,019	2,870
All other	11,874	11,377
Total other noncurrent liabilities	$ 136,287	$ 167,788

(Dollars in thousands, except per share data)

12. INCOME TAXES

The components of pretax income are as follows:

	Year ended March 31,		
	2012	2011	2010
Foreign	$ 10,200	$ 10,423	$ 5,086
Domestic	427,377	224,054	121,369
	$ 437,577	$ 234,477	$ 126,455

The components of income tax expense are as follows:

	Year ended March 31,		
	2012	2011	2010
Current:			
Federal	$ 2,012	$ (2,955)	$ 30,095
State	352	1,331	2,819
Foreign	138	1,607	729
	2,502	(17)	33,643
Deferred:			
Federal	137,642	74,084	6,790
State	16,359	7,999	472
Foreign	(548)	—	262
	153,453	82,083	7,524
	$ 155,955	$ 82,066	$ 41,167

A reconciliation of the statutory federal income tax rate to the effective tax rate is as follows:

	Year ended March 31,		
	2012	2011	2010
Statutory federal income tax rate	35.0%	35.0%	35.0%
State and local income taxes, net of federal tax benefit	2.5	2.6	2.1
Miscellaneous permanent items and nondeductible accruals	(0.8)	0.1	0.1
Research and development tax credit	(0.7)	(1.4)	(2.4)
Foreign tax credits	(0.1)	—	(0.1)
Domestic production tax benefits	—	—	(1.9)
Other	(0.3)	(1.3)	(0.9)
Effective income tax rate	35.6%	35.0%	31.9%

(Dollars in thousands, except per share data)

The components of deferred tax assets and liabilities are as follows:

	March 31, 2012	March 31, 2011
Deferred tax assets:		
Net operating loss carryforwards	$ 144,616	$ 190,724
Inventory	13,126	11,635
Accruals and reserves	56,033	55,224
Pension and other postretirement benefits	302,262	300,210
Acquired contract liabilities, net	25,960	36,100
Other	2,796	717
	544,793	594,610
Valuation allowance	(347)	(734)
Net deferred tax assets	544,446	593,876
Deferred tax liabilities:		
Long-term contract accounting	154,846	134,854
Property and equipment	153,086	128,589
Goodwill and other intangible assets	331,296	331,288
Prepaid expenses and other	20,802	23,419
	660,030	618,150
Net deferred tax liabilities	$ 115,584	$ 24,274

As of March 31, 2012, the Company has federal and state net operating loss carryforwards of $674,209 expiring in various years through 2031. The Company also has a foreign net operating loss carryforward of $351. There was a decrease in total valuation allowance for fiscal 2012 in the amount of $387, primarily associated with the reversal of the valuation allowance on foreign net operating loss carryforwards. The deferred tax asset and liability balances as of March 31, 2011 have been restated for final purchase accounting adjustments related to Vought during the measurement period.

The effective income tax rate for the fiscal year ended March 31, 2012 was 35.6% as compared to 35.0% for the fiscal year ended March 31, 2011. The effective income tax rate for the fiscal year ended March 31, 2012 reflects the expiration of the research and development tax credit as of December 31, 2011 and the absence of the domestic production deduction due to the Company's net operating loss position. In fiscal 2012, the Company filed and received a refund claim for $29,314 as a result of carrying back tax losses from fiscal 2011 to prior years. The income tax provision for the fiscal year ended March 31, 2012 included $1,537 of tax expense due to the recapture of domestic production deductions taken in those carry-back periods, offset by a $1,225 net tax benefit related to filing our fiscal 2011 tax return.

The effective income tax rate for the fiscal year ended March 31, 2011 was impacted by the non-deductibility of certain acquisition-related expenses, which was more than offset by the retroactive reinstatement of the research and development tax credit back to January 1, 2010 and by reductions to unrecognized tax benefits as a result of the resolution of prior years' tax examinations.

The Company has been granted an income tax holiday as an incentive to attract foreign investment by the Government of Thailand. The tax holiday expires in November 2014. We do not have any other tax holidays in the jurisdictions in which we operate. The income tax benefit attributable to the tax status of our subsidiary in Thailand was approximately $2,514 or $0.05 per diluted share in fiscal 2012, $1,972 or $0.04 per diluted share in fiscal 2011 and $149 or $0.00 per diluted share in fiscal 2010.

Cumulative undistributed earnings of foreign subsidiaries, for which no U.S. income or foreign withholding taxes have been recorded, approximated $28,654 at March 31, 2012. As the Company currently intends to indefinitely reinvest all such earnings, no provision has been made for income taxes that may become payable upon distribution of such earnings, and it is not practicable to determine the amount of the related unrecognized deferred income tax liability.

(Dollars in thousands, except per share data)

The Company has classified uncertain tax positions as noncurrent income tax liabilities unless expected to be paid in one year. Penalties and tax-related interest expense are reported as a component of income tax expense. As of March 31, 2012 and 2011, the total amount of accrued income tax-related interest and penalties was $239 and $156, respectively.

As of March 31, 2012 and 2011, the total amount of unrecognized tax benefits was $7,199 and $6,934, respectively, of which $5,415 and $5,151, respectively, would impact the effective rate, if recognized. The Company anticipates that total unrecognized tax benefits may be reduced by $0 in the next 12 months.

As of March 31, 2012, the Company was subject to examination in one state jurisdiction for the fiscal years ended March 31, 2007 through March 31, 2009. The Company has filed appeals in a prior state examination related to fiscal years ended March 31, 1999 through March 31, 2005. Because of net operating losses acquired as part of the acquisition of Vought, the Company is subject to U.S. federal income tax examinations and various state jurisdiction examinations for the years ended December 31, 2004 and after related to previously filed Vought tax returns. The Company believes appropriate provisions for all outstanding issues have been made for all jurisdictions and all open years.

With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for fiscal years ended before March 31, 2009, state or local examinations for fiscal years ended before March 31, 2007, or foreign income tax examinations by tax authorities for fiscal years ended before March 31, 2008.

During the fiscal years ended March 31, 2012, 2011 and 2010, the Company added $82, $23 and $143 of interest and penalties related to activity for identified uncertain tax positions, respectively.

A reconciliation of the liability for uncertain tax positions for the fiscal years ended March 31, 2012 and 2011 follows:

Ending Balance—March 31, 2010	$	4,169
Additions for tax positions related to the current year		517
Additions for tax positions of prior years		629
Additions for the acquisition of Vought		5,151
Reductions for tax positions of prior years		(2,502)
Reductions as a result of a lapse of statute of limitations		—
Settlements		(1,027)
Ending Balance—March 31, 2011		6,937
Additions for tax positions related to the current year		345
Additions for tax positions of prior years		—
Reductions for tax positions of prior years		(149)
Reductions as a result of a lapse of statute of limitations		—
Settlements		—
Ending Balance—March 31, 2012	$	7,133

13. STOCKHOLDERS' EQUITY

In February 2008, the Company's Board of Directors then authorized an increase in the Company's existing stock repurchase program by up to an additional 500,000 shares of its common stock. As a result, as of May 25, 2012, the Company remains able to purchase an additional 500,800 shares. Repurchases may be made from time to time in open market transactions, block purchases, privately negotiated transactions or otherwise at prevailing prices. No time limit has been set for completion of the program.

In June 2010, the Company issued 14,992,330 shares of common stock as partial consideration for the acquisition of Vought (see Note 3).

The holders of the common stock are entitled to one vote per share on all matters to be voted upon by the stockholders of Triumph.

The Company has preferred stock of $0.01 par value, 250,000 shares authorized. At March 31, 2012 and 2011, zero shares of preferred stock were outstanding.

(Dollars in thousands, except per share data)

Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows:

	March 31,	
	2012	2011
Pension and postretirement adjustments, net of income taxes of $9,060 and $(68,955), respectively	$ (14,783)	$ 112,506
Unrealized gains (losses) on derivatives, net of income taxes of ($80) and $142, respectively	132	(232)
Foreign currency translation adjustments	5,345	8,197
	$ (9,306)	$ 120,471

14. EARNINGS PER SHARE

The following is a reconciliation between the weighted-average common shares outstanding used in the calculation of basic and diluted earnings per share:

	Year ended March 31,		
	2012	2011	2010
		(thousands)	
Weighted-average common shares outstanding—basic	48,821	45,006	32,918
Net effect of dilutive stock options and nonvested stock	446	440	414
Net effect of convertible debt	2,606	2,042	—
Weighted-average common shares outstanding—diluted	51,873	47,488	33,332

15. EMPLOYEE BENEFIT PLANS

Defined Contribution Pension Plan

The Company sponsors a defined contribution 401(k) plan, under which salaried and certain hourly employees may defer a portion of their compensation. Eligible participants may contribute to the plan up to the allowable amount as determined by the plan of their regular compensation before taxes. During fiscal 2011, the Company changed its method for matching contributions. The Company generally matches contributions up to 60% of the first 6% of compensation contributed by the participant, calculated as 100% of the first 2% contributed, plus 40% of the next 4% contributed. All contributions and Company matches are invested at the direction of the employee in one or more mutual funds. Company matching contributions vest immediately and aggregated $19,701, $22,853 and $5,568 for the fiscal years ended March 31, 2012, 2011 and 2010, respectively.

Defined Benefit Pension and Other Postretirement Benefit Plans

The Company sponsors several defined benefit pension plans covering some of its employees. Certain employee groups are ineligible to participate in the plans or have ceased to accrue additional benefits under the plans based upon their service to the Company or years of service accrued under the defined benefit pension plans. Benefits under the defined benefit plans are based on years of service and, for most non-represented employees, on average compensation for certain years. It is the Company's policy to fund at least the minimum amount required for all qualified plans, using actuarial cost methods and assumptions acceptable under U.S. Government regulations, by making payments into a trust separate from us.

In addition to the defined benefit pension plans, the Company provides certain healthcare and life insurance benefits for eligible retired employees. Such benefits are unfunded as of March 31, 2012. Employees achieve eligibility to participate in these contributory plans upon retirement from active service if they meet specified age and years of service requirements. Election to participate for some employees must be made at the date of retirement. Qualifying dependents at the date of retirement are also eligible for medical coverage. Current plan documents reserve the right to amend or terminate the plans at any time, subject to applicable collective bargaining requirements for represented employees. From time to time, changes have been made to the benefits provided to various groups of plan participants. Premiums charged to most retirees for medical coverage prior to age 65 are based on years of service and are adjusted annually for changes in the cost of the plans as determined by an independent actuary. In addition to this medical inflation cost-sharing feature, the plans also have provisions for deductibles, co-payments, coinsurance percentages, out-of-pocket limits, schedules of reasonable fees, preferred provider

(Dollars in thousands, except per share data)

networks, coordination of benefits with other plans and a Medicare carve-out.

The Company also sponsors an unfunded supplemental executive retirement plan ("SERP") that provides retirement benefits to certain key employees.

In accordance with the *Compensation—Retirement Benefits* topic of the ASC, the Company has recognized the funded status of the benefit obligation as of March 31, 2012, in the accompanying consolidated balance sheet. The funded status is measured as the difference between the fair value of the plans' assets and the PBO or accumulated postretirement benefit obligation of the plan. The majority of the plan assets are publicly traded investments which were valued based on the market price as of the measurement date. Investments that are not publicly traded were valued based on the estimated fair value of those investments based on our evaluation of data from fund managers and comparable market data.

The following table sets forth the Company's consolidated defined benefit pension plans for its union and non-union employees and its SERP as of March 31, 2012 and 2011, and the amounts recorded in the consolidated balance sheets at March 31, 2012 and 2011. Company contributions include amounts contributed directly to plan assets and indirectly as benefits are paid from the Company's assets. Benefit payments reflect the total benefits paid from the plans and the Company's assets. Information on the plans includes both the qualified and nonqualified plans.

	Pension Benefits		Other Postretirement Benefits	
	Year ended March 31,		Year ended March 31,	
	2012	2011	2012	2011
Change in projected benefit obligations				
Projected benefit obligation at beginning of year	$ 2,022,561	$ 16,725	$ 369,826	$ —
Acquisition of Vought	—	1,995,620	—	398,549
Service cost	16,456	17,020	3,393	3,115
Interest cost	108,059	93,162	18,473	16,672
Actuarial loss	290,276	84,586	26,951	7,297
Plan amendments	(7,145)	(86,243)	—	(27,177)
Participant contributions	—	—	5,662	3,736
Curtailments	(56,701)	—	—	—
Special termination benefits	1,625	—	421	—
Benefits paid	(133,390)	(98,309)	(43,924)	(32,366)
Projected benefit obligation at end of year	$ 2,241,741	$ 2,022,561	$ 380,802	$ 369,826
Accumulated benefit obligation at end of year	$ 2,214,640	$ 1,949,459	$ 380,802	$ 369,826
Weighted-average assumptions used to determine benefit obligations at end of year				
Discount rate	4.62%	5.58%	4.35%	5.25%
Rate of compensation increase	3.50%	3.50%	N/A	N/A

(Dollars in thousands, except per share data)

	Pension Benefits		Other Postretirement Benefits	
	Year ended March 31,		Year ended March 31,	
	2012	2011	2012	2011
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 1,659,592	$ 7,304	$ —	$ —
Acquisition of Vought	—	1,360,211	—	—
Actual return on plan assets	233,559	255,279	—	—
Participant contributions	—	—	5,662	3,736
Company contributions	122,193	135,107	38,262	28,630
Benefits paid	(133,390)	(98,309)	(43,924)	(32,366)
Fair value of plan assets at end of year	$ 1,881,954	$ 1,659,592	$ —	$ —
Funded status (underfunded)				
Funded status	$ (359,787)	$ (362,969)	$ (380,802)	$ (369,826)
Reconciliation of amounts recognized in the consolidated balance sheets				
Accrued benefit liability—current	$ (3,938)	$ (3,931)	$ (36,526)	$ (35,456)
Accrued benefit liability—noncurrent	(355,849)	(359,038)	(344,276)	(334,370)
Net amount recognized	$ (359,787)	$ (362,969)	$ (380,802)	$ (369,826)
Prior service costs	$ (41,160)	$ (87,475)	$ (22,270)	$ (26,800)
Actuarial (gains) losses	53,026	(74,483)	34,247	7,297
Income tax (benefits) liabilities related to above items	(4,509)	61,544	(4,551)	7,411
Unamortized benefit plan (gains) costs	$ 7,357	$ (100,414)	$ 7,426	$ (12,092)

(Dollars in thousands, except per share data)

The components of net periodic benefit cost for fiscal years ended March 31, 2012, 2011 and 2010 are as follows:

	Pension Benefits			Other Postretirement Benefits		
	Year Ended March 31,			Year Ended March 31,		
	2012	2011	2010	2012	2011	2010
Components of net periodic pension cost						
Service cost	$ 16,456	$ 17,020	$ 81	$ 3,393	$ 3,115	$ —
Interest cost	108,059	93,162	1,058	18,473	16,672	—
Expected return on plan assets	(127,603)	(93,121)	(439)	—	—	—
Amortization of prior service (credit) cost	(11,014)	1,631	165	(4,529)	(377)	—
Amortization of net loss	109	123	137	—	—	—
Curtailment gain	(42,446)	—	—	—	—	—
Special termination benefits	1,625	—	—	421	—	—
Total net periodic benefit (income) expense	$ (54,814)	$ 18,815	$ 1,002	$ 17,758	$ 19,410	$ —
Weighted-average assumptions used to determine net periodic pension cost						
Discount rate	5.58%	6.00%	7.25%	5.25%	5.58%	N/A
Expected long-term rate on assets	8.50%	8.50%	8.00%	N/A	N/A	N/A
Rate of compensation increase	3.50%	3.50%	N/A	N/A	N/A	N/A

The discount rate is determined annually as of each measurement date, based on a review of yield rates associated with long-term, high-quality corporate bonds. At the end of each year, the discount rate is primarily determined using the results of bond yield curve models based on a portfolio of high-quality bonds matching notional cash inflows with the expected benefit payments for each significant benefit plan. In addition to the impact of the reduction in the discount rate, actuarial loss for the fiscal year ended March 31, 2012 included the impact of updated mortality assumptions of approximately $40,000.

The Company periodically experiences events or makes changes to its benefit plans that result in special charges. Some require remeasurements. The following summarizes the key events whose effects on net periodic benefit cost and obligations are included in the tables above:

- In February 2012, the Company's second largest union-represented group of production and maintenance employees ratified a new collective bargaining agreement. The agreement provides actively employed participants the option to elect a lump-sum distribution upon retirement effective April 1, 2012. This change resulted in reduction to the projected benefit obligation of approximately $7,145.
- In December 2011, the Company negotiated the termination of one its smaller defined benefit plans. This termination resulted in a $1,625 special termination benefit, included in the Curtailment gain, net on the Consolidated Statement of Income for the fiscal year ended March 31, 2012.
- In March 2012, the Company announced an amendment to the retirement plans of its non-represented employee participants. Effective April 1, 2013, most actively employed participants with 30 years of service and certain highly compensated employees as of April 1, 2012 will no longer continue to accrue a benefit. Those changes resulted in a reduction of the projected pension obligation of $56,701 and a related curtailment gain of $42,446 included in Curtailment gain, net on the Consolidated Statement of Income for the fiscal year ended March 31, 2012.
- In October 2010, the Company's largest union-represented group of production and maintenance employees ratified a new collective bargaining agreement. The agreement provided for an increase in the pension benefits payable to covered employees who retire on or after November 1, 2010. The aforementioned changes led to a remeasurement of the affected plan's assets and obligations as of October 2010, which resulted in a $31,800 increase in the projected benefit obligation.

(Dollars in thousands, except per share data)

- In February 2011, the Company announced an amendment to the medical plans of its non-represented participants. The amendment eliminates pre-Medicare health coverage for all active and retired participants beginning in 2014. Those changes resulted in a reduction to the accumulated postretirement benefit obligation for the OPEB plan of $27,177.
- In March 2011, the Company announced an amendment to the retirement plans of its non-represented employee participants. Effective April 1, 2012, actively employed participants through December 31, 2011 may elect a lump-sum distribution option upon retirement. Those changes resulted in a reduction to the projected and accumulated pension obligation for the plan of approximately $118,000.

The following table shows those amounts expected to be recognized in net periodic benefit costs during the fiscal year ending March 31, 2013:

	Pension Benefits	Other Postretirement Benefits
Amounts expected to be recognized in FY 2013 net periodic benefit costs		
Prior service cost ($3,614 and $2,809 net of tax, respectively)	$ (5,829)	$ (4,530)
Actuarial loss ($218 net of tax)	352	—

Expected Pension Benefit Payments

The total estimated future benefit payments for the pension plans are expected to be paid from the plan assets and company funds. The other postretirement plan benefit payments reflect the Company's portion of the funding. Estimated future benefit payments from plan assets and Company funds for the next ten years are as follows:

Year	Pension Benefits	Other Postretirement Benefits*
2013	$ 231,800	$ 37,312
2014	154,223	35,627
2015	152,430	31,295
2016	150,790	30,910
2017	149,644	30,490
2018 - 2022	725,915	144,037

* Net of expected Medicare Part D subsidies of $2.1 million to $2.2 million per year

Plan Assets, Investment Policy and Strategy

The table below sets forth the Company's target asset allocation for fiscal 2013 and the actual asset allocations at March 31, 2012 and 2011.

	Target Allocation	Actual Allocation March 31,	
Asset Category	Fiscal 2013	2012	2011
Equity securities	50 - 65%	50%	58%
Fixed income securities	20 - 45%	44	33
Alternative investment funds	2 - 10%	6	6
Other	0 - 5%	—	3
Total		100%	100%

Pension plan assets are invested in various asset classes that are expected to produce a sufficient level of diversification and investment return over the long-term. The investment goals are to exceed the assumed actuarial rate of return over the long-term within reasonable and prudent levels of risks and to meet future obligations.

(Dollars in thousands, except per share data)

Asset / liability studies are conducted on a regular basis to provide guidance in setting investment goals for the pension portfolio and its asset allocation. The asset allocation aims to prudently achieve a strong, risk-adjusted return while seeking to minimize funding level volatility and improve the funded status of the plans. The pension plans currently employ a liability-driven investment (LDI) approach, where assets and liabilities move in the same direction. The goal is to limit the volatility of the funding status and cover part, but not all, of the changes in liabilities. Most of the liabilities' changes are due to interest rate movements.

To balance expected risk and return, allocation targets are established and monitored against acceptable ranges. All investment policies and procedures are designed to ensure that the plans' investments are in compliance with the Employee Retirement Income Security Act of 1974 (ERISA). Guidelines are established defining permitted investments within each asset class. Each investment manager has contractual guidelines to ensure that investments are made within the parameters of their asset class or in the case of multi-asset class managers, the parameters of their multi-asset class strategy. Certain investments are not permitted at any time including investment directly in employer securities and uncovered short sales.

The table below provides the fair values of the Company's plan assets at March 31, 2012 and 2011 by asset category. The table also identifies the level of inputs used to determine the fair value of assets in each category (see Note 18 below for definition of levels).

	March 31, 2012			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 152,009	$ 73,675	$ —	$ 225,684
Equity securities				
International	147,784	—	—	147,784
US equity	24,250	—	—	24,250
US commingled fund	45,019	165,308	—	210,327
International commingled fund	567	111,394	—	111,961
Fixed income securities				
Corporate bonds (S&P rating of A or higher)	—	39,351	—	39,351
Corporate bonds (S&P rating lower than A)	—	75,965	—	75,965
Government securities	—	180,385	—	180,385
Commingled fund	—	413,268	—	413,268
Mortgage-backed securities	—	114,271	—	114,271
Other fixed income	—	60,396	—	60,396
Other				
Futures	—	13,192	—	13,192
Private equity and infrastructure	—	—	109,727	109,727
Commingled fund swaps	—	166,411	—	166,411
Total investment in securities—assets	$ 369,629	$ 1,413,616	$ 109,727	$ 1,892,972
Liabilities				
Other investments				
Futures	—	(3,523)	—	(3,523)
Total investment in securities—liabilities	$ —	$ (3,523)	$ —	$ (3,523)
Net investment in securities	$ 369,629	$ 1,410,093	$ 109,727	$ 1,889,449
Receivables				13,002
Payables				(20,497)
Total plan assets				$ 1,881,954

(Dollars in thousands, except per share data)

March 31, 2011	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 127,141	$ 20,000	$ —	$ 147,141
Equity securities				
International	150,079	—	—	150,079
US equity	6,344	—	—	6,344
US commingled fund	2,779	194,505	—	197,284
International commingled fund	696	187,146	—	187,842
Fixed income securities				
Corporate bonds (S&P rating of A or higher)	—	76,032	—	76,032
Corporate bonds (S&P rating lower than A)	—	217,624	—	217,624
Government securities	—	162,972	—	162,972
Commingled fund	4,144	125,822	—	129,966
Mortgage-backed securities	—	57,923	—	57,923
Other fixed income	—	68,820	—	68,820
Other				
Futures	10,648	—	—	10,648
Private equity and infrastructure	—	—	98,674	98,674
Real estate	—	—	51,734	51,734
Commingled fund swaps	—	143,113	—	143,113
Total investment in securities—assets	$ 301,831	$ 1,253,957	$ 150,408	$ 1,706,196
Liabilities				
Other investments				
Futures	—	(122)	—	(122)
Total investment in securities—liabilities	$ —	$ (122)	$ —	$ (122)
Net investment in securities	$ 301,831	$ 1,253,835	$ 150,408	$ 1,706,074
Receivables				43,990
Payables				(90,472)
Total plan assets				$ 1,659,592

Cash equivalents and other short-term investments are primarily held in registered short-term investment vehicles which are valued using a market approach based on quoted market prices of similar instruments.

Public equity securities, including common stock, are primarily valued using a market approach based on the closing fair market prices of identical or comparable instruments, in the principal market on which they are traded. Commingled equity funds are public investment vehicles valued using the net asset value (NAV) provided by the fund manager. The NAV is the total value of the fund divided by the number of shares outstanding. Commingled equity funds are categorized as Level 1 if traded at their NAV on a nationally recognized securities exchange or categorized as Level 2 if the NAV is corroborated by observable market data (e.g., purchases or sale activity).

Fixed income securities are primarily valued using a market approach with inputs that include broker quotes, benchmark yields, base spreads and reported trades.

Other investments include the net unrealized gain/loss for the Company's futures, the fair value of the swaps, as well as private equity and real estate. Futures are financial contracts obligating the Company to purchase assets at a predetermined date and time. Swaps are an exchange of one security for another to change the maturity or the quality of the investments. These securities are valued using the most accurate pricing service. Private equity, real estate values, and infrastructure investments, which are not readily marketable, are carried at estimated fair value as determined based on an evaluation of data provided by fund managers, including valuations of the underlying investments derived using inputs such as cost, operating results,

(Dollars in thousands, except per share data)

discounted future cash flows, and market-based comparable data.

The following table represents a rollforward of the balances of our pension plan assets that are valued using Level 3 inputs:

	March 31, 2011 Balance	Net Purchases (Sales)	Net Realized Appreciation (Depreciation)	Net Unrealized Appreciation (Depreciation)	March 31, 2012 Balance
Private equity funds	$ 98,674	$ 1,163	$ (1,729)	$ 11,619	$ 109,727
Real estate	51,734	(54,510)	2,776	—	—
Total	$ 150,408	$ (53,347)	$ 1,047	$ 11,619	$ 109,727

	June 16, 2010 Balance (1)	Net Purchases (Sales)	Net Realized Appreciation (Depreciation)	Net Unrealized Appreciation (Depreciation)	March 31, 2011 Balance
Private equity funds	$ 92,385	$ (9,662)	$ 370	$ 15,581	$ 98,674
Real estate	46,250	—	—	5,484	51,734
Total	$ 138,635	$ (9,662)	$ 370	$ 21,065	$ 150,408

(1) Prior to the acquisition of Vought on June 16, 2010, the Company did not have plan assets classified as Level 3.

Assumptions and Sensitivities

The discount rate is determined as of each measurement date, based on a review of yield rates associated with long-term, high-quality corporate bonds. The calculation separately discounts benefit payments using the spot rates from a long-term, high-quality corporate bond yield curve. During fiscal 2011, there were interim remeasurements for certain plans. The full year weighted-average discount rates for pension and postretirement benefit plans in fiscal 2011 were 5.58% and 5.25%, respectively.

The effect of a 25 basis point change in discount rates as of March 31, 2012 is shown below:

	Pension Benefits	Other Postretirement Benefits
Increase of 25 basis points		
Obligation	* $ (62,500)	$ (7,800)
Net periodic expense	600	400
Decrease of 25 basis points		
Obligation	* $ 64,600	$ 8,100
Net periodic expense	(400)	(400)

* Excludes impact to plan assets due to the LDI investment approach discussed above under "Plan Assets, Investment Policy and Strategy."

The long-term rate of return assumption represents the expected average rate of earnings on the funds invested to provide for the benefits included in the benefit obligations. The long-term rate of return assumption is determined based on a number of factors, including historical market index returns, the anticipated long-term asset allocation of the plans, historical plan return data, plan expenses and the potential to outperform market index returns. The expected long-term rate of return on assets was 8.50%. For fiscal 2013, the expected long-term rate of return is 8.25%.

A significant factor used in estimating future per capita cost of covered healthcare benefits for our retirees and us is the healthcare cost trend rate assumption. The rate used at March 31, 2012 was 8.00% and is assumed to decrease gradually to 4.50% by fiscal 2019 and remain at that level thereafter. The effect of a one-percentage point change in the healthcare cost trend rate in each year is shown below:

	Other Postretirement Benefits	
	One-Percentage Point Increase	One-Percentage Point Decrease
Net periodic expense	$ (606)	$ 676
Obligation	(11,159)	12,404

(Dollars in thousands, except per share data)

Anticipated Contributions to Defined Benefit Plans

Assuming a normal retirement age of 65, the Company expects to contribute approximately $113,235 to its defined benefit pension plans and $37,312 to its OPEB during fiscal 2013. No plan assets are expected to be returned to the Company in fiscal 2013.

16. STOCK COMPENSATION PLANS

The Company has stock incentive plans under which employees and non-employee directors may be granted options to purchase shares of the Company's common stock at the fair value at the time of the grant. Employee options and non-employee director options are fully vested as of March 31, 2012. There were no employee or non-employee director options granted during fiscal years ended March 31, 2012, 2011 and 2010. The Company recognized compensation expense for the fair values of these awards on a straight-line basis over the requisite service period of these awards.

In fiscal 2006, the Company approved the granting of restricted stock as its primary form of share-based incentive. The restricted shares are subject to forfeiture should the grantee's employment be terminated prior to the fourth anniversary of the date of grant, and are included in capital in excess of par value. Restricted shares generally vest in full after three or four years. The fair value of restricted shares under the Company's restricted stock plans is determined by the product of the number of shares granted and the grant date market price of the Company's common stock. The fair value of restricted shares is expensed on a straight-line basis over the requisite service period of three or four years.

The Company recognized $4,988, $3,622 and $3,220 of share-based compensation expense during the fiscal years ended March 31, 2012, 2011 and 2010, respectively. The total income tax benefit recognized for share-based compensation arrangements for fiscal years ended March 31, 2012, 2011 and 2010 was $1,746, $1,268 and $1,107, respectively.

A summary of the Company's stock option activity and related information for its option plans for the fiscal year ended March 31, 2012 was as follows:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in Years)	Aggregate Intrinsic Value
Outstanding at March 31, 2011	338,498	$ 18.20		
Granted	—	—		
Exercised	(136,254)	20.84		
Forfeited	(1,000)	19.18		
Outstanding at March 31, 2012	201,244	$ 16.42	2.1	$ 7,413
Exercisable at March 31, 2012	201,244	$ 16.42	2.1	$ 7,413

As of March 31, 2012 and 2011, all stock options are fully vested with no expected future compensation expense related to them. The intrinsic value of stock options exercised during the fiscal years ended March 31, 2012, 2011 and 2010 was $4,928, $3,702 and $737, respectively.

At March 31, 2012 and 2011, 2,425,782 and 2,569,080 shares of common stock, respectively, were available for issuance under the plans. A summary of the status of the Company's nonvested shares as of March 31, 2012 and changes during the fiscal year ended March 31, 2012, is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Nonvested restricted stock and deferred stock units at March 31, 2011	315,812	$ 28.15
Granted	143,298	42.76
Vested	(76,060)	30.09
Forfeited	(12,758)	29.95
Nonvested restricted stock and deferred stock units at March 31, 2012	370,292	$ 33.34

(Dollars in thousands, except per share data)

The fair value of restricted stock vested during fiscal 2012 was $3,194. The tax benefit from vested restricted stock was $609, $1,862 and $470 during the fiscal years ended March 31, 2012, 2011 and 2010, respectively. The weighted-average grant date fair value of share-based grants in the fiscal years ended March 31, 2012, 2011 and 2010 was $42.76, $38.19 and $20.28, respectively. Expected future compensation expense on restricted stock net of expected forfeitures, is approximately $3,290, which is expected to be recognized over the remaining weighted-average vesting period of 1.4 years.

In April 2012, 101,857 restricted shares were granted following the determination of net earnings per share and return on net assets for fiscal 2012. Certain of these awards contain performance conditions, in addition to the standard service conditions. Expected future compensation expenses on this April 2012 grant, net of expected forfeitures, is approximately $4,232, which is expected to vest over the remaining vesting period of 2.4 years.

During the fiscal years ended March 31, 2012, 2011 and 2010, 6,650, 11,000 and 10,000 deferred stock units were granted to the non-employee members of the Board of Directors, respectively, under the Directors' Plan. Each deferred stock unit represents the contingent right to receive one share of the Company's common stock. The deferred stock units vest over a four-year period and the shares of common stock underlying vested deferred stock units will be delivered on January 1 of the year following the year in which the non-employee director terminates service as a Director of the Company.

17. COMMITMENTS AND CONTINGENCIES

Trade Secret Litigation over Claims of Eaton Corporation

On July 9, 2004, Eaton Corporation and several of its subsidiaries ("Eaton") sued the Company, a subsidiary and certain employees of the Company and the subsidiary on claims alleging misappropriation of trade secrets and intellectual property allegedly belonging to Eaton relating to the design and manufacture of hydraulic pumps and motors used in military and commercial aviation. The subsidiary and the individual engineer defendants answered Eaton's claims and filed counterclaims, while the Company and an officer of the Company moved to dismiss for lack of personal jurisdiction. In the course of discovery in the suit, the court began an investigation of allegations of wrongdoing by Eaton in its conduct of the litigation. Eaton denied, and continues to deny, these allegations. On December 22, 2010, however, the court dismissed all of Eaton's claims with prejudice based on the court's conclusion that a fraud had been perpetrated on the court by counsel for Eaton of which Eaton was aware or should have been aware. Meanwhile, the Company, several subsidiaries, and the employees sued by Eaton are now pursuing claims (including antitrust claims) and counterclaims against Eaton based on the Eaton misconduct that led to the dismissal of Eaton's claims. Given the court's dismissal of Eaton's claims, we cannot conclude that a loss arising from Eaton's claims is probable; however, given the unusual nature and complexity of the case, we also cannot conclude that the probability of loss is remote, nor can we reasonably estimate the possible loss, or range of loss, that could be incurred by the Company if Eaton were to prevail on appeal and in the litigation that would follow. Even if Eaton were to prevail on appeal, however, we believe we have substantial defenses and would expect to defend the claims vigorously.

Sale of the Charleston 787 business

On July 30, 2009, Vought Aircraft Industries sold the assets and operations of its 787 business conducted at North Charleston, South Carolina ("the Boeing sale agreement") to a wholly owned subsidiary of The Boeing Company ("Boeing"). Following the acquisition of Vought by the Company, Boeing asserted various breaches to the Boeing sale agreement which included alleged losses from aircraft tooling, flawed inventory management and problems with spare parts. The Company and its counsel evaluated all necessary information that existed as of the acquisition date related to the various issues asserted by Boeing. Based on the information accumulated during our measurement period, and the Company's assessment of the probable outcome of this matter, the Company recognized a liability and an indemnification asset, which resulted in a net amount of $5,000. During the fiscal year ended March 31, 2012, the Company settled this matter with Boeing resulting in no additional charges.

Other

Certain of the Company's business operations and facilities are subject to a number of federal, state, local and foreign environmental laws and regulations. Former owners generally indemnify the Company for environmental liabilities related to the assets and businesses acquired which existed prior to the acquisition dates. In the opinion of management, there are no significant environmental contingent liabilities which would have a material effect on the financial condition or operating results of the Company which are not covered by such indemnification.

(Dollars in thousands, except per share data)

The Company's risk related to pension projected obligations, $2,241,741 as of March 31, 2012, is significant. This amount is currently in excess of the related plan assets of $1,881,954. Benefit plan assets are invested in a diversified portfolio of investments in both the equity and debt categories, as well as limited investments in real estate and other alternative investments. The market value of all of these investment categories may be adversely affected by external events and the movements and volatility in the financial markets including such events as the current credit and real estate market conditions. Declines in the market values of our plan assets could expose the total asset balance to significant risk which may cause an increase to future funding requirements. The Company's risk related to OPEB projected obligations, $380,802 as of March 31, 2012, is also significant.

Some raw materials and operating supplies are subject to price and supply fluctuations caused by market dynamics. The Company's strategic sourcing initiatives seek to find ways of mitigating the inflationary pressures of the marketplace. In recent years, these inflationary pressures have affected the market for raw materials. However, the Company believes that raw material prices will remain stable through the remainder of 2012 and after that, experience increases that are in line with inflation. Additionally, the Company generally does not employ forward contracts or other financial instruments to hedge commodity price risk.

The Company's suppliers' failure to provide acceptable raw materials, components, kits and subassemblies would adversely affect production schedules and contract profitability. The Company maintains an extensive qualification and performance surveillance system to control risk associated with such supply base reliance. The Company is dependent on third parties for certain information technology services. To a lesser extent, the Company is also exposed to fluctuations in the prices of certain utilities and services, such as electricity, natural gas, chemical processing and freight. The Company utilizes a range of long-term agreements and strategic aggregated sourcing to optimize procurement expense and supply risk in these categories.

In the ordinary course of business, the Company is also involved in disputes, claims, lawsuits, and governmental and regulatory inquiries that it deems to be immaterial. Some may involve claims or potential claims of substantial damages, fines or penalties. While the Company cannot predict the outcome of any pending or future litigation or proceeding and no assurances can be given, the Company does not believe that any pending matter will have a material effect, individually or in the aggregate, on its financial position or results of operations.

18. FAIR VALUE MEASUREMENTS

The Company follows the *Fair Value Measurement and Disclosures* topic of the ASC, which requires additional disclosures about the Company's assets and liabilities that are measured at fair value and establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2. Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability

Level 3. Unobservable inputs for the asset or liability

The following table provides the liabilities reported at fair value in Other noncurrent liabilities and assets reported at fair value in Prepaid and other current assets, each measured on a recurring basis:

		March 31, 2012		
		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
Description	Total	(Level 1)	(Level 2)	(Level 3)
Contingent consideration liabilities	$ (2,019)	$ —	$ —	$ (2,019)
Derivative assets	$ 212	$ —	$ 212	$ —

(Dollars in thousands, except per share data)

	March 31, 2011			
Description	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Contingent consideration liabilities	$ (2,870)	$ —	$ —	$ (2,870)
Derivative liabilities	$ (377)	$ —	$ (377)	$ —

The fair value of the contingent consideration at the date of the acquisition of ANS was $1,926 which was estimated using the income approach based on significant inputs that are not observable in the market. The maximum amount of the ANS earnout that could be earned is $3,000. Key assumptions included a discount rate and probability assessments of each milestone payment being made. The assumptions used to develop the estimate have not changed since the date of acquisition, with the exception of the present value factor.

Due to changes in the projected earnings over the related contingent consideration period, the Company concluded that the fair value of the contingent consideration for the acquisition of Fabritech, which was acquired in March 2010, was zero as of March 31, 2012. The maximum amount of the earnout that could be earned is $16,000. As a result, a benefit of $2,870 was recognized and included within "Interest expense and other" for the fiscal year ended March 31, 2012. In addition, the Company considered these changes in projected earnings to be an indicator of impairment of the associated long-lived asset group (whose carrying value was $9,265 at December 31, 2011) and, as a result, tested these long-lived assets for recoverability as of December 31, 2011 and concluded the long-lived asset group was recoverable.

Derivative liabilities included in the table above relate to derivative financial instruments that the Company uses to manage its exposure to fluctuations in foreign currency exchange rates. Foreign currency exchange contracts are entered into to manage the exchange rate risk of forecasted foreign currency denominated cash payments. The foreign currency exchange contracts are designated as cash flow hedges. The classification of gains and losses resulting from changes in the fair values of derivatives is dependent on the intended use of the derivative and its resulting designation. Adjustments to reflect changes in fair values of derivatives attributable to the effective portion of hedges that are considered highly effective hedges are reflected net of income taxes in accumulated other comprehensive income (loss) until the hedged transaction is recognized in earnings. Changes in the fair value of the derivatives that are attributable to the ineffective portion of the hedges, or of derivatives that are not considered to be highly effective hedges, if any, are immediately recognized in earnings within "Interest expense and other." The aggregate notional amount of our outstanding foreign currency exchange contracts at March 31, 2012 was $6,032.

The effect of derivative instruments in the consolidated statements of income is as follows:

Cash Flow Hedges	Reclassification Adjustment Gain (Loss) Location (Effective Portion)	Amount of Gain (Loss) in OCI (Effective Portion) Year ended March 31, 2012	2011	Reclassification Adjustment Gain (Loss) Amount Year ended March 31, 2012	2011
Derivatives	Interest expense and other	$ (364)	$ (1,188)	$ 156	$ (2,282)

The amount of ineffectiveness on derivatives is not significant. The Company estimates that approximately $132 of gains presently in accumulated other comprehensive income (loss) will be reclassified into earnings during fiscal 2013.

The following table represents a rollforward of the balances of our liabilities recorded at fair value that are valued using Level 3 inputs:

	March 31, 2011 Balance	Net Purchases (Sales), Issues (Settlements)	Net Realized Appreciation (Depreciation)	Net Unrealized Appreciation (Depreciation)	March 31, 2012 Balance
Contingent consideration	$ 2,870	$ 1,926	$ (2,777)	$ —	$ 2,019

	March 31, 2010 Balance	Net Purchases (Sales), Issues (Settlements)	Net Realized Appreciation (Depreciation)	Net Unrealized Appreciation (Depreciation)	March 31, 2011 Balance
Contingent consideration	$ 2,545	$ —	$ 325	$ —	$ 2,870

(Dollars in thousands, except per share data)

The *Financial Instruments* topic of the ASC requires disclosure of the estimated fair value of certain financial instruments. These estimated fair values as of March 31, 2012 and 2011 have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop estimates of fair value. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.

The carrying amounts of certain of our financial instruments, including cash and cash equivalents, accounts receivable and accounts payable, approximate fair value because of their short maturities. Carrying amounts and the related estimated fair values of the Company's financial instruments not recorded at fair value in the financial statements are as follows:

	March 31, 2012		March 31, 2011	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	$ 1,158,862	$ 1,385,264	$ 1,312,004	$ 1,483,796

The fair value of the long-term debt was calculated based on either interest rates available for debt with terms and maturities similar to the Company's existing debt arrangements or broker quotes on our existing debt (Level 2 inputs).

19. CUSTOMER CONCENTRATION

Trade accounts receivable from The Boeing Company ("Boeing") represented approximately 37% and 32% of total accounts receivable as of March 31, 2012 and 2011, respectively. The Company had no other significant concentrations of credit risk. Sales to Boeing for fiscal 2012 were $1,589,432, or 47% of net sales, of which $1,493,786, $65,159 and $30,487 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. Sales to Boeing for fiscal 2011 were $1,317,398, or 45% of net sales, of which $1,226,246, $58,207 and $32,945 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. Sales to Boeing for fiscal 2010 were $388,975, or 30% of net sales, of which $283,535, $68,668 and $36,772 were from the Aerostructures segment, the Aerospace Systems segment and the Aftermarket Services segment, respectively. No other single customer accounted for more than 10% of the Company's net sales; however, the loss of any significant customer, including Boeing, could have a material adverse effect on the Company and its operating subsidiaries.

The Company currently generates a majority of its revenue from clients in the commercial aerospace industry, the military, and the regional airline industry. The Company's growth and financial results are largely dependent on continued demand for its products and services from clients in these industries. If any of these industries experiences a downturn, clients in these sectors may conduct less business with the Company.

20. COLLECTIVE BARGAINING AGREEMENTS

Approximately 28% of the Company's labor force is covered under collective bargaining agreements. Approximately 3.2% of the Company's collectively bargained workforce are working under contracts set to expire within one year.

21. SEGMENTS

The Company reports financial performance based on the following three reportable segments: the Aerostructures Group, the Aerospace Systems Group and the Aftermarket Services Group. The Company's CODM utilizes EBITDA as a primary measure of profitability to evaluate performance of its segments and allocate resources.

The Aerostructures segment consists of the Company's operations that manufacture products primarily for the aerospace OEM market. The Aerostructures segment's revenues are derived from the design, manufacture, assembly and integration of metallic and composite aerostructures and structural components, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, flight control surfaces as well as helicopter cabins. Further, the segment's operations also design and manufacture composite assemblies for floor panels and environmental control system ducts. These products are sold to various aerospace OEMs on a global basis.

The Aerospace Systems segment consists of the Company's operations that also manufacture products primarily for the aerospace OEM market. The segment's operations design and engineer mechanical and electromechanical controls, such as hydraulic systems, main engine gearbox assemblies, accumulators, mechanical control cables and non-structural cockpit components. These products are sold to various aerospace OEMs on a global basis.

(Dollars in thousands, except per share data)

The Aftermarket Services segment consists of the Company's operations that provide maintenance, repair and overhaul services to both commercial and military markets on components and accessories manufactured by third parties. Maintenance, repair and overhaul revenues are derived from services on auxiliary power units, airframe and engine accessories, including constant-speed drives, cabin compressors, starters and generators, and pneumatic drive units. In addition, the segment's operations repair and overhaul thrust reversers, nacelle components and flight control surfaces. The segment's operations also perform repair and overhaul services and supply spare parts for various types of cockpit instruments and gauges for a broad range of commercial airlines on a worldwide basis.

Segment EBITDA is total segment revenue reduced by operating expenses (less depreciation and amortization) identifiable with that segment. Corporate includes general corporate administrative costs and any other costs not identifiable with one of the Company's segments, including curtailment gains or losses on the Company's defined benefit plans, such as the $40,400 curtailment gain, net for the fiscal year ended March 31, 2012.

The Company does not accumulate net sales information by product or service or groups of similar products and services, and therefore the Company does not disclose net sales by product or service because to do so would be impracticable.

Selected financial information for each reportable segment and the reconciliation of EBITDA to operating income before interest is as follows:

	Year Ended March 31,		
	2012	2011	2010
Net sales:			
Aerostructures	$ 2,571,576	$ 2,126,040	$ 605,423
Aerospace systems	551,800	513,435	473,409
Aftermarket services	292,674	272,728	224,663
Elimination of inter-segment sales	(8,121)	(6,855)	(8,715)
	$ 3,407,929	$ 2,905,348	$ 1,294,780
Income before income taxes:			
Operating income (loss):			
Aerostructures	$ 403,414	$ 267,783	$ 102,271
Aerospace systems	90,035	75,292	68,069
Aftermarket services	31,859	28,774	11,226
Corporate	(10,593)	(57,813)	(26,285)
	514,715	314,036	155,281
Interest expense and other	77,138	79,559	28,865
Gain on early extinguishment of debt	—	—	(39)
	$ 437,577	$ 234,477	$ 126,455
Depreciation and amortization:			
Aerostructures	$ 89,113	$ 69,451	$ 24,025
Aerospace systems	17,363	17,183	16,804
Aftermarket services	9,487	11,101	12,855
Corporate	3,761	1,922	734
	$ 119,724	$ 99,657	$ 54,418
Amortization of acquired contract liabilities, net:			
Aerostructures	$ 26,684	$ 29,214	$ —
EBITDA:			
Aerostructures	$ 465,843	$ 308,020	$ 126,296
Aerospace systems	107,398	92,475	84,873
Aftermarket services	41,346	39,875	24,081
Corporate	(47,232)	(55,891)	(25,551)
	$ 567,355	$ 384,479	$ 209,699

(Dollars in thousands, except per share data)

	Year Ended March 31,		
	2012	2011	2010
Capital expenditures:			
Aerostructures	$ 64,633	$ 57,390	$ 9,107
Aerospace systems	14,747	11,534	11,136
Aftermarket services	8,682	4,656	3,895
Corporate	5,907	16,445	7,527
	$ 93,969	$ 90,025	$ 31,665

	March 31,	
	2012	2011
Total Assets:		
Aerostructures	$ 3,593,091	$ 3,509,750
Aerospace systems	556,485	554,235
Aftermarket services	317,440	307,413
Corporate	87,741	101,262
Discontinued operations	—	4,574
	$ 4,554,757	$ 4,477,234

During fiscal years ended March 31, 2012, 2011 and 2010, the Company had foreign sales of $463,864, $394,827 and $255,975, respectively. The Company reports as foreign sales those sales with delivery points outside of the United States. As of March 31, 2012 and 2011, the Company had foreign long-lived assets of $90,336 and $95,926, respectively.

22. SELECTED CONSOLIDATING FINANCIAL STATEMENTS OF PARENT, GUARANTORS AND NON-GUARANTORS

The Company's 2017 Notes and the 2018 Notes are fully and unconditionally guaranteed on a joint and several basis by Guarantor Subsidiaries. The total assets, stockholder's equity, revenue, earnings and cash flows from operating activities of the Guarantor Subsidiaries exceeded a majority of the consolidated total of such items as of and for the periods reported. The only consolidated subsidiaries of the Company that are not guarantors of the 2017 Notes and the 2018 Notes (the "Non-Guarantor Subsidiaries") are: (i) the receivables securitization special purpose entity, and (ii) the foreign operating subsidiaries. The following tables present condensed consolidating financial statements including Triumph Group, Inc. (the "Parent"), the Guarantor Subsidiaries, and the Non-Guarantor Subsidiaries. Such financial statements include balance sheets as of March 31, 2012 and 2011, statements of income and comprehensive income for the fiscal years ended March 31, 2012, 2011 and 2010, and statements of cash flows for the fiscal years ended March 31, 2012, 2011 and 2010.

(Dollars in thousands, except per share data)

SUMMARY CONSOLIDATING BALANCE SHEETS:

	March 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Current assets:					
Cash and cash equivalents	$ 7,969	$ 2,237	$ 19,456	$ —	$ 29,662
Trade and other receivables, net	225	209,146	231,237	—	440,608
Inventories	—	789,913	28,043	—	817,956
Rotable assets	—	24,468	10,086	—	34,554
Deferred income taxes	—	72,259	—	—	72,259
Prepaid expenses and other	5,956	13,156	4,232	—	23,344
Total current assets	14,150	1,111,179	293,054	—	1,418,383
Property and equipment, net	10,444	674,036	48,900	—	733,380
Goodwill and other intangible assets, net	1,006	2,326,112	48,932	—	2,376,050
Other, net	25,060	1,488	396	—	26,944
Intercompany investments and advances	555,684	318,713	1,957	(876,354)	—
Total assets	$ 606,344	$ 4,431,528	$ 393,239	$ (876,354)	$ 4,554,757
Current liabilities:					
Current portion of long-term debt	$ 128,996	$ 13,241	$ —	$ —	$ 142,237
Accounts payable	2,548	257,136	6,440	—	266,124
Accrued expenses	46,123	256,413	9,084	—	311,620
Total current liabilities	177,667	526,790	15,524	—	719,981
Long-term debt, less current portion	847,049	49,576	120,000	—	1,016,625
Intercompany debt	(2,227,499)	2,032,973	194,526	—	—
Accrued pension and other postretirement benefits, noncurrent	7,119	693,006	—	—	700,125
Deferred income taxes and other	8,639	317,362	(1,344)	—	324,657
Total stockholders' equity	1,793,369	811,821	64,533	(876,354)	1,793,369
Total liabilities and stockholders' equity	$ 606,344	$ 4,431,528	$ 393,239	$ (876,354)	$ 4,554,757

(Dollars in thousands, except per share data)

SUMMARY CONSOLIDATING BALANCE SHEETS:

	March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Current assets:					
Cash and cash equivalents	$ 17,270	$ 1,753	$ 20,305	$ —	$ 39,328
Trade and other receivables, net	—	155,126	219,365	—	374,491
Inventories	—	750,311	31,403	—	781,714
Rotable assets	—	22,032	4,575	—	26,607
Deferred income taxes	—	68,536	—	—	68,536
Prepaid and other	7,514	9,967	660	—	18,141
Assets held for sale	—	4,574	—	—	4,574
Total current assets	24,784	1,012,299	276,308	—	1,313,391
Property and equipment, net	38,028	680,929	15,922	—	734,879
Goodwill and other intangible assets, net	1,677	2,336,735	51,788	—	2,390,200
Other, net	36,767	1,752	245	—	38,764
Intercompany investments and advances	673,212	65,510	4,199	(742,921)	—
Total assets	$ 774,468	$ 4,097,225	$ 348,462	$ (742,921)	$ 4,477,234
Current liabilities:					
Current portion of long-term debt	$ 180,669	$ 17,177	$ 102,406	$ —	$ 300,252
Accounts payable	4,259	247,002	11,455	—	262,716
Accrued expenses	44,887	257,518	10,949	—	313,354
Liabilities related to assets held for sale	—	431	—	—	431
Total current liabilities	229,815	522,128	124,810	—	876,753
Long-term debt, less current portion	955,009	56,743	—	—	1,011,752
Intercompany debt	(2,060,150)	1,916,421	143,729	—	—
Accrued pension and other postretirement benefits, noncurrent	5,906	687,502	—	—	693,408
Deferred income taxes and other	11,671	252,849	(1,416)	—	263,104
Total stockholders' equity	1,632,217	661,582	81,339	(742,921)	1,632,217
Total liabilities and stockholders' equity	$ 774,468	$ 4,097,225	$ 348,462	$ (742,921)	$ 4,477,234

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME:

	Fiscal year ended March 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$ 3,310,929	$ 104,229	$ (7,229)	$ 3,407,929
Operating costs and expenses:					
Cost of sales	—	2,492,513	79,711	(7,229)	2,564,995
Selling, general and administrative	33,936	190,145	18,472	—	242,553
Acquisition-related	6,342	—	—	—	6,342
Curtailment gain	(40,400)	—	—	—	(40,400)
Depreciation and amortization	1,933	112,477	5,314	—	119,724
	1,811	2,795,135	103,497	(7,229)	2,893,214
Operating (loss) income	(1,811)	515,794	732	—	514,715
Intercompany interest and charges	(188,865)	185,282	3,583	—	—
Interest expense and other	75,959	4,322	(3,143)	—	77,138
Income from continuing operations, before income taxes	111,095	326,190	292	—	437,577
Income tax expense	22,467	133,371	117	—	155,955
Income from continuing operations	88,628	192,819	175	—	281,622
Loss on discontinued operations, net	—	(765)	—	—	(765)
Net income	88,628	192,054	175	—	280,857
Other comprehensive income (loss)	232	(127,157)	(2,852)	—	(129,777)
Total comprehensive income	$ 88,860	$ 64,897	$ (2,677)	$ —	$ 151,080

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME:

	Fiscal year ended March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$ 2,813,506	$ 97,630	$ (5,788)	$ 2,905,348
Operating costs and expenses:					
Cost of sales	—	2,169,678	67,974	(5,788)	2,231,864
Selling, general and administrative	34,989	189,486	14,414	—	238,889
Acquisition-related	20,902	—	—	—	20,902
Depreciation and amortization	1,922	94,235	3,500	—	99,657
	57,813	2,453,399	85,888	(5,788)	2,591,312
Operating (loss) income	(57,813)	360,107	11,742	—	314,036
Intercompany interest and charges	(163,530)	160,290	3,240	—	—
Interest expense and other	74,343	8,292	(3,076)	—	79,559
Income from continuing operations, before income taxes	31,374	191,525	11,578	—	234,477
Income tax expense	11,758	69,121	1,187	—	82,066
Income from continuing operations	19,616	122,404	10,391	—	152,411
Loss on discontinued operations, net	—	(2,512)	—	—	(2,512)
Net income	19,616	119,892	10,391	—	149,899
Other comprehensive income	1,188	114,780	3,798	—	119,766
Total comprehensive income	$ 20,804	$ 234,672	$ 14,189	$ —	$ 269,665

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME AND COMPREHENSIVE INCOME:

	Fiscal year ended March 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net sales	$ —	$ 1,227,738	$ 79,029	$ (11,987)	$ 1,294,780
Operating costs and expenses:					
Cost of sales	—	881,828	57,370	(11,987)	927,211
Selling, general and administrative	25,551	122,521	9,798	—	157,870
Depreciation and amortization	734	50,668	3,016	—	54,418
	26,285	1,055,017	70,184	(11,987)	1,139,499
Operating (loss) income	(26,285)	172,721	8,845	—	155,281
Intercompany interest and charges	(87,564)	87,092	472	—	—
Interest expense and other	23,415	3,529	1,921	—	28,865
Gain on extinguishment of debt	(39)	—	—	—	(39)
Income from continuing operations, before income taxes	37,903	82,100	6,452	—	126,455
Income tax expense	9,365	30,188	1,614	—	41,167
Income from continuing operations	28,538	51,912	4,838	—	85,288
Loss on discontinued operations, net	—	(17,526)	—	—	(17,526)
Net income	28,538	34,386	4,838	—	67,762
Other comprehensive income (loss)	740	(17)	2,215	—	2,938
Total comprehensive income	$ 29,278	$ 34,369	$ 7,053	$ —	$ 70,700

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2012				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 88,628	$ 192,054	$ 175	$ —	$ 280,857
Adjustments to reconcile net income to net cash provided by (used in) operating activities	(22,063)	(16,455)	(14,558)	—	(53,076)
Net cash provided by (used in) operating activities	66,565	175,599	(14,383)	—	227,781
Capital expenditures	(2,891)	(85,441)	(5,637)	—	(93,969)
Reimbursements of capital expenditures	—	3,437	—	—	3,437
Proceeds from sale of assets and businesses	4,952	3,690	116	—	8,758
Cash used for businesses and intangible assets acquired	—	11,951	—	—	11,951
Net cash provided by (used in) investing activities	2,061	(66,363)	(5,521)	—	(69,823)
Net increase in revolving credit facility	235,000	—	—	—	235,000
Proceeds on issuance of debt	—	5,853	86,400	—	92,253
Retirements and repayments of debt	(398,908)	(16,857)	(68,773)	—	(484,538)
Payments of deferred financing costs	(3,999)	—	—	—	(3,999)
Dividends paid	(6,899)	—	—	—	(6,899)
Repayment of governmental grant	—	(2,180)	—	—	(2,180)
Repurchase of restricted shares for minimum tax obligation	(609)	—	—	—	(609)
Proceeds from exercise of stock options, including excess tax benefit	4,721	—	—	—	4,721
Intercompany financing and advances	92,767	(95,568)	2,801	—	—
Net cash (used in) provided by financing activities	(77,927)	(108,752)	20,428	—	(166,251)
Effect of exchange rate changes on cash and cash equivalents	—	—	(1,373)	—	(1,373)
Net change in cash and cash equivalents	(9,301)	484	(849)	—	(9,666)
Cash and cash equivalents at beginning of year	17,270	1,753	20,305	—	39,328
Cash and cash equivalents at end of year	$ 7,969	$ 2,237	$ 19,456	$ —	$ 29,662

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2011				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 19,616	$ 119,892	$ 10,391	$ —	$ 149,899
Adjustments to reconcile net income to net cash provided by (used in) operating activities	34,398	(14,850)	(27,143)	—	(7,595)
Net cash provided by (used in) operating activities	54,014	105,042	(16,752)	—	142,304
Capital expenditures	(16,445)	(72,237)	(1,343)	—	(90,025)
Proceeds from sale of assets and businesses	—	4,156	57	—	4,213
Cash used for businesses and intangible assets acquired	—	(333,228)	—	—	(333,228)
Net cash used in investing activities	(16,445)	(401,309)	(1,286)	—	(419,040)
Net increase in revolving credit facility	85,000	—	—	—	85,000
Proceeds on issuance of debt	695,695	10	150,400	—	846,105
Retirements and repayments of debt	(593,104)	(25,761)	(126,987)	—	(745,852)
Payments of deferred financing costs	(22,790)	—	—	—	(22,790)
Dividends paid	(3,574)	—	—	—	(3,574)
Repayment of governmental grant	—	(1,695)	—	—	(1,695)
Repurchase of restricted shares for minimum tax obligation	(1,861)	—	—	—	(1,861)
Proceeds from exercise of stock options, including excess tax benefit	3,034	—	—	—	3,034
Intercompany financing and advances	(331,136)	323,754	7,382	—	—
Net cash (used in) provided by financing activities	(168,736)	296,308	30,795	—	158,367
Effect of exchange rate changes on cash and cash equivalents	—	—	479	—	479
Net change in cash and cash equivalents	(131,167)	41	13,236	—	(117,890)
Cash and cash equivalents at beginning of year	148,437	1,712	7,069	—	157,218
Cash and cash equivalents at end of year	$ 17,270	$ 1,753	$ 20,305	$ —	$ 39,328

(Dollars in thousands, except per share data)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS:

	Fiscal year ended March 31, 2010				
	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated Total
Net income	$ 28,538	$ 34,386	$ 4,838	$ —	$ 67,762
Adjustments to reconcile net income to net cash provided by operating activities	23,247	73,207	5,432	—	101,886
Net cash provided by operating activities	51,785	107,593	10,270	—	169,648
Capital expenditures	(1,815)	(22,900)	(6,950)	—	(31,665)
Proceeds from sale of assets and businesses	—	614	1	—	615
Cash used for businesses and intangible assets acquired	—	(27,674)	(3,819)	—	(31,493)
Net cash used in investing activities	(1,815)	(49,960)	(10,768)	—	(62,543)
Net decrease in revolving credit facility	(127,730)	—	—	—	(127,730)
Proceeds on issuance of debt	172,477	14,453	—	—	186,930
Retirements and repayments of debt	(4,446)	(9,262)	(103)	—	(13,811)
Payments of deferred financing costs	(8,344)	—	—	—	(8,344)
Dividends paid	(2,666)	—	—	—	(2,666)
Withholding of restricted shares for minimum tax obligation	(470)	—	—	—	(470)
Proceeds from exercise of stock options, including excess tax benefit	1,367	—	—	—	1,367
Intercompany financing and advances	64,458	(66,569)	2,111	—	—
Net cash (used in) provided by financing activities	94,646	(61,378)	2,008	—	35,276
Effect of exchange rate changes on cash and cash equivalents	—	—	359	—	359
Net change in cash and cash equivalents	144,616	(3,745)	1,869	—	142,740
Cash and cash equivalents at beginning of year	3,821	5,457	5,200	—	14,478
Cash and cash equivalents at end of year	$ 148,437	$ 1,712	$ 7,069	$ —	$ 157,218

23. RELATED PARTY TRANSACTIONS

The Company has commercial relationships with Wesco Aircraft Hardware Corp ("Wesco") and Sequa Corporation ("Sequa"). Wesco is a distributor of aerospace hardware and provider of inventory management services under which Wesco provides aerospace hardware to the Company pursuant to long-term contracts. Sequa is a diversified aerospace and industrial company comprised of six businesses with leading positions in niche markets. The Carlyle Group owns a majority stake in both Wesco and Sequa and is the Company's largest stockholder since the acquisition of Vought. The Carlyle Group may indirectly benefit from its economic interests in Wesco and Sequa from its contractual relationships with the Company.

(Dollars in thousands, except per share data)

The total amounts paid to Wesco pursuant to the Company's respective contracts for the fiscal years ended March 31, 2012 and 2011 were $48,563 and $35,504, respectively. As of March 31, 2012, the Company had accounts payable to Wesco of $5,047.

The total amounts paid to Sequa pursuant to the Company's respective contracts for the fiscal years ended March 31, 2012 and 2011 were $6,983 and $285, respectively. The Company also had net sales to Sequa of $5,760 and $5,639 for the fiscal years ended March 31, 2012 and 2011, respectively. As of March 31, 2012, the Company had accounts payable to Sequa of $83, as well as accounts receivable of $1,538.

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

	Fiscal 2012				Fiscal 2011			
	June 30	Sept. 30	Dec. 31	Mar. 31 (4)	June 30 (5) (6)	Sept. 30	Dec. 31	Mar. 31
BUSINESS SEGMENT SALES								
Aerostructures	$ 643,306	$ 587,977	$ 626,046	$ 714,247	$ 231,335	$ 577,700	$ 613,544	$ 703,461
Aerospace Systems	133,010	133,775	133,291	151,724	117,433	123,500	124,693	147,809
Aftermarket Services	70,368	70,547	68,639	83,120	59,797	68,686	74,709	69,536
Inter-segment Elimination	(1,621)	(1,771)	(2,014)	(2,715)	(1,356)	(1,686)	(2,093)	(1,720)
TOTAL SALES	$ 845,063	$ 790,528	$ 825,962	$ 946,376	$ 407,209	$ 768,200	$ 810,853	$ 919,086
GROSS PROFIT(1)	$ 176,965	$ 179,705	$ 187,296	$ 219,629	$ 98,425	$ 157,427	$ 163,300	$ 191,840
OPERATING INCOME								
Aerostructures	$ 87,974	$ 92,489	$ 103,947	$ 119,004	$ 36,067	$ 69,964	$ 70,606	$ 91,146
Aerospace Systems	22,417	22,644	18,623	26,351	18,348	17,149	17,436	22,359
Aftermarket Services	6,961	7,015	6,917	10,966	4,121	8,163	9,494	6,996
Corporate	(11,972)	(13,692)	(11,847)	26,918	(25,686)	(9,159)	(10,877)	(12,091)
TOTAL OPERATING INCOME	$ 105,380	$ 108,456	$ 117,640	$ 183,239	$ 32,850	$ 86,117	86,659	$ 108,410
INCOME (LOSS) FROM								
Continuing Operations	$ 50,904	$ 58,564	$ 65,903	$ 106,251	$ 11,580	$ 41,821	$ 44,980	$ 54,030
Discontinued Operations	(689)	(76)	—	—	(208)	(281)	(336)	(1,687)
NET INCOME	$ 50,215	$ 58,488	$ 65,903	$ 106,251	$ 11,372	$ 41,540	$ 44,644	$ 52,343
Basic Earnings (Loss) per share(2)								
Continuing Operations	$ 1.05	$ 1.20	$ 1.35	$ 2.16	$ 0.33	$ 0.87	$ 0.93	$ 1.12
Discontinued Operations	(0.01)	—	—	—	(0.01)	(0.01)	(0.01)	(0.03)
Net Income	$ 1.04	$ 1.20	$ 1.35	$ 2.16	$ 0.32	$ 0.86	$ 0.93 *	$ 1.09
Diluted Earnings (Loss) per share(2) (3)								
Continuing Operations	$ 0.99	$ 1.13	$ 1.27	$ 2.03	$ 0.31	$ 0.84	$ 0.88	$ 1.05
Discontinued Operations	(0.01)	—	—	—	(0.01)	(0.01)	(0.01)	(0.03)
Net Income	$ 0.98	$ 1.13	$ 1.27	$ 2.03	$ 0.30	$ 0.83	$ 0.88 *	$ 1.02

* Difference due to rounding.

(Dollars in thousands, except per share data)

(1) Gross profit includes depreciation.

(2) The sum of the earnings for Continuing Operations and Discontinued Operations does not necessarily equal the earnings for the quarter due to rounding.

(3) The sum of the diluted earnings per share for the four quarters does not necessarily equal the total year diluted earnings per share due to the dilutive effect of the potential common shares related to the convertible debt.

(4) Includes a pre-tax curtailment gain, net of $40,400 due to amendments made to the Company's defined benefit plans as disclosed in Note 15.

(5) Includes the results of Vought from June 16, 2010 through June 30, 2010.

(6) Includes acquisition expenses of $17,367 from the acquisition of Vought.

25. SUBSEQUENT EVENTS

On May 23, 2012, the Company entered into a Second Amended and Restated Credit Agreement (the "Amended Credit Agreement") among the Company, substantially all of its domestic subsidiaries and certain foreign subsidiaries as co-borrowers thereunder, the lenders party thereto (the "Lenders") and PNC Bank, National Association, as administrative agent for the Lenders (the "Administrative Agent"). The obligations under the Amended Credit Agreement and related documents continue to be secured by liens on substantially all of the assets of the Company and its domestic subsidiaries. Pursuant to the Amended Credit Agreement, the Company and its subsidiary borrowers may borrow, repay and re-borrow revolving credit loans, and cause to be issued letters of credit, in an aggregate principal amount not to exceed $1,000,000 outstanding at any time, with a $50,000 accordion feature. The Amended Credit Agreement has a maturity date of May 23, 2017 (the "Maturity Date").

Loans under the Amended Credit Agreement bear interest, at the Company's option, by reference to a base rate or a rate based on LIBOR, in either case plus an applicable margin determined quarterly based on the Company's Total Leverage Ratio (as defined in the Amended Credit Agreement) as of the last day of each fiscal quarter. The Company is also required to pay a quarterly commitment fee on the average daily unused portion of the Amended Credit Agreement for each fiscal quarter and fees in connection with the issuance of letters of credit. All outstanding principal and interest under the Amended Credit Agreement will be due and payable on the Maturity Date.

The Amended Credit Agreement contains representations, warranties, events of default and covenants customary for financings of this type including, without limitation, financial covenants under which the Company is obligated to maintain on a consolidated basis, as of the end of each fiscal quarter, a certain minimum Interest Coverage Ratio, maximum Total Leverage Ratio and maximum Senior Leverage Ratio (in each case as defined in the Amended Credit Agreement).

In March and April 2012, the Company received notice of conversion from holders of $15,022 in principal value of the Convertible Notes. These conversions were settled in the first quarter of fiscal 2013 with the principal and accrued but unpaid interest settled in cash and the conversion benefit settled through the issuance of 310,632 shares.

TRIUMPH GROUP, INC.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
(Dollars in thousands)

	Balance at beginning of year	Additions charged to expense	Additions(1)	(Deductions)(2)	Balance at end of year
For year ended March 31, 2012:					
Allowance for doubtful accounts receivable	$ 3,196	1,282	528	(1,106)	$ 3,900
For year ended March 31, 2011:					
Allowance for doubtful accounts receivable	$ 4,276	152	16	(1,248)	$ 3,196
For year ended March 31, 2010:					
Allowance for doubtful accounts receivable	$ 5,641	773	699	(2,837)	$ 4,276

(1) Additions consist of trade and other receivable recoveries and miscellaneous adjustments.

(2) Deductions represent write-offs of related account balances.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

As of March 31, 2012, we completed an evaluation, under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures. Based on the foregoing, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2012.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Triumph Group, Inc. ("Triumph") is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Triumph's internal control system over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. The company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in condition, or that the degree of compliance with the policies or procedures may deteriorate.

Triumph's management assessed the effectiveness of Triumph's internal control over financial reporting as of March 31, 2012. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on management's assessment and those criteria, management believes that Triumph maintained effective internal control over financial reporting as of March 31, 2012.

Triumph's independent registered public accounting firm, Ernst & Young LLP, has audited the Company's effectiveness of Triumph's internal control over financial reporting. This report appears on the following page.

/s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer

/s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President,
Chief Financial Officer & Treasurer

/s/ KEVIN E. KINDIG

Kevin E. Kindig
Vice President and Controller

May 25, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Triumph Group, Inc.

We have audited Triumph Group, Inc.'s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Triumph Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Triumph Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Triumph Group, Inc., as of March 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2012 of Triumph Group, Inc. and our report dated May 25, 2012 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 25, 2012

Changes in Internal Control Over Financial Reporting

In addition to management's evaluation of disclosure controls and procedures as discussed above, we continue to review and enhance our policies and procedures for internal control over financial reporting.

We have developed and implemented a formal set of internal controls and procedures for financial reporting in accordance with the SEC's rules regarding management's report on internal controls. As a result of continued review and testing by management and by our internal and independent auditors, additional changes may be made to our internal controls and procedures. However, we did not make any changes to our internal control over financial reporting in our fourth quarter of fiscal 2012 that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required for directors is incorporated herein by reference to our definitive Proxy Statement for our 2012 Annual Meeting of Stockholders, which shall be filed within 120 days after the end of our fiscal year (the "2012 Proxy Statement"). Information required by this item concerning executive officers is included in Part I of this Annual Report on Form 10-K.

Section 16(a) Beneficial Ownership Reporting Compliance

The information required regarding Section 16(a) beneficial ownership reporting compliance is incorporated herein by reference to the 2012 Proxy Statement.

Code of Business Conduct

The information required regarding our Code of Business Conduct is incorporated herein by reference to the 2012 Proxy Statement.

Stockholder Nominations

The information required with respect to any material changes to the procedures by which stockholders may recommend nominees to the Company's board of directors is incorporated herein by reference to the 2012 Proxy Statement.

Audit Committee and Audit Committee Financial Expert

The information required with respect to the Audit Committee and Audit Committee financial experts is incorporated herein by reference to the 2012 Proxy Statement.

Item 11. Executive Compensation

The information required regarding executive compensation is incorporated herein by reference to the 2012 Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required under this item is incorporated herein by reference to the 2012 Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required under this item is incorporated herein by reference to the 2012 Proxy Statement.

Item 14. Principal Accountant Fees and Services

The information required under this item is incorporated herein by reference to the 2012 Proxy Statement.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Financial Statements

(1) The following consolidated financial statements are included in Item 8 of this report:

(2) The following financial statement schedule is included in this report:

All other schedules have been omitted as not applicable or because the information is included elsewhere in the Consolidated Financial Statements or notes thereto.

(3) The following is a list of exhibits. Where so indicated by footnote, exhibits which were previously filed are incorporated by reference.

Exhibit Number		Description
2.1		Agreement and Plan of Merger by and among Triumph Group, Inc., Vought Aircraft Industries, Inc., Spitfire Merger Corporation and TC Group, L.L.C., as the Holder Representative March 23, 2010.(14)
3.1		Amended and Restated Certificate of Incorporation of Triumph Group, Inc.(1)
3.2		Amended and Restated By-Laws of Triumph Group, Inc.(2)
4.1		Form of certificate evidencing Common Stock of Triumph Group, Inc.(2)
4.2		Indenture, dated as of September 18, 2006, between Triumph Group, Inc. and The Bank of New York Trust Company, N.A. relating to the 2.625% Convertible Senior Subordinated Notes Due 2026.(3)
4.3		Form of the 2.625% Convertible Senior Subordinated Note Due 2026. (Included as Exhibit A to Exhibit 4.2).(3)
4.4		Registration Rights Agreement, dated as of September 18, 2006, between Triumph Group, Inc. and Banc of America Securities LLC.(3)
4.5		Indenture, dated as of November 16, 2009, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8% Senior Subordinated Notes due 2017.(15)
4.6		Form of 8% Senior Subordinated Notes due 2017.(15)
4.7		Registration Rights Agreement, dated November 16, 2009, by and among Triumph Group, Inc., the Guarantors party thereto, and the other parties thereto.(15)
4.8		Indenture, dated as of June 16, 2010, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8.625% Senior Subordinated Notes Due 2018.(16)
4.9		Registration Rights Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., RBC Capital Markets Corporation, UBC Securities LLC, PNC Capital Markets LLC, BB&T Capital Markets, a division of Scott & Stringfellow LLC and US Bancorp Investments Inc.(16)
10.1	*	Amended and Restated Directors' Stock Incentive Plan.
10.2		Form of Deferred Stock Unit Award Agreement under the Amended and Restated Directors' Stock Incentive Plan.(4)

Exhibit Number		Description
10.3	*#	2004 Stock Incentive Plan.
10.4		Credit Agreement dated May 10, 2010 by and among Triumph Group, Inc., PNC Bank National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(6)
10.5	#	Triumph Group, Inc. Supplemental Executive Retirement Plan effective January 1, 2003.(9)
10.6		Compensation for the non-employee members of the Board of Directors of Triumph Group, Inc. (4)
10.7	#	Form of Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.8	#	Form of letter confirming Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.9	#	Description of the Triumph Group, Inc. Annual Cash Bonus Plan.(11)
10.1	#	Change of Control Employment Agreement with: Richard C. Ill, M. David Kornblatt, John B. Wright, II and Kevin E. Kindig.(12)
10.11	#	Restricted Stock Award Agreement for M. David Kornblatt.(13)
10.12		Form of Receivables Purchase Agreement, by and among the Triumph Group, Inc., as Initial Servicer, Triumph Receivables, LLC, as Seller, the various Purchasers and Purchase Agents from time to time party thereto and PNC National Association, as Administrative Agent.(8)
10.13		Stockholders Agreement, dated as of March 23, 2010, among Triumph Group, Inc., Carlyle Partners III, L.P., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., CP III Coinvestment, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle-Aerostructures Management, L.P., Carlyle-Contour International Partners, L.P., Carlyle Investment Group, L.P. and TC Group, L.L.C.(14)
10.14		Form of Amended and Restated Credit Agreement, dated as of April 5, 2011, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC and RBC Capital Markets, as Joint Lead Arrangers, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A. and Royal Bank of Canada, as Syndication Agents, U.S. Bank National Association, Sovereign Bank, Manufacturers and Traders Trust Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Documentation Agents.(7)
10.15		Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of PNC Bank, National Association, as Administrative and Collateral Agent for the other Secured Parties.(16)
10.16		Intercreditor Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank National Association and Royal Bank of Canada.(16)
10.17		First Amendment to the May 10, 2010 Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank, National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agents, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(16)
10.18		Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., Royal Bank of Canada as Administrative Agent, RBC Capital Markets as Lead Arranger, RBC Capital Markets, PNC Bank, National Association and Citizens Bank of Pennsylvania as Joint Bookrunners, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Documentation Agents and PNC Bank, National Association, as Syndication Agent.(16)
10.19		Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of Royal Bank of Canada, as Administrative Agent.(16)
10.20		Third Amendment to Receivables Purchase Agreement, dated as of June 21, 2010, by and among Triumph Receivables LLC, Triumph Group, Inc., Market Street Funding LLC and PNC Bank, National Association.(17)
10.21		Triumph Group, Inc. Executive Incentive Plan, effective September 28, 2010.(18)
10.22	#	Form of letter informing Triumph Group, Inc. executives they are eligible to participate in the Company's Long Term Incentive Plan.(19)

Exhibit Number		Description
10.23	#	Form of letter informing Triumph Group, Inc. executives they have earned an award under the Company's Long Term Incentive Plan and the amount of the award.(19)
10.24	#	Change of Control Employment Agreement with Jeffry Frisby.(19)
10.25	*	Second Amended and Restated Credit Agreement, dated as of May 23, 2012, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC, RBC Capital Markets and Sovereign Bank, N.A., as Joint Lead Arrangers and Joint Bookrunners, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A., Royal Bank of Canada, and Sovereign Bank, N.A., as Syndication Agents, The Bank of Tokyo-Mitsubishi UFJ, Ltd, U.S. Bank National Association, TD Bank, N.A., and Manufacturers and Traders Trust Company, as Documentation Agents.
21.1	*	Subsidiaries of Triumph Group, Inc.
23.1	*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1	*	Principal Executive Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2	*	Principal Financial Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1	*	Principal Executive Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2	*	Principal Financial Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
101	*	The following financial information from Triumph Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 formatted in XBRL: (i) Consolidated Balance Sheets as of March 31, 2012 and 2011; (ii) Consolidated Statements of Income for the fiscal years ended March 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2012, 2011 and 2010; (v) Consolidated Statements of Comprehensive Income for the fiscal years ended March 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements.

---

(1) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders.

(2) Incorporated by reference to our Current Report on Form 8-K filed on April 26, 2012.

(3) Incorporated by reference to our Current Report on Form 8-K filed on September 22, 2006.

(4) Incorporated by reference to our Current Report on Form 8-K filed on August 1, 2006.

(5) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders.

(6) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(7) Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2011.

(8) Incorporated by reference to our Current Report on Form 8-K filed on August 12, 2008.

(9) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

(10) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

(11) Incorporated by reference to our Current Report on Form 8-K filed on July 31, 2007.

(12) Incorporated by reference to our Current Report on Form 8-K filed on March 13, 2008

(13) Incorporated by reference to our Current Report on Form 8-K filed on June 14, 2007.

(14) Incorporated by reference to our Current Report on Form 8-K filed on March 23, 2010.

(15) Incorporated by reference to our Current Report on Form 8-K filed on November 19, 2009.

(16) Incorporated by reference to our Current Report on Form 8-K filed on June 22, 2010.

(17) Incorporated by reference to our Current Report on Form 8-K filed on June 25, 2010.

(18) Incorporated by reference to our Current Report on Form 8-K filed on November 5, 2010.

(19) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

* Filed herewith.

Compensation plans and arrangements for executives and others.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

TRIUMPH GROUP, INC.

/s/ RICHARD C. ILL

Dated: May 25, 2012

By: Richard C. Ill
Chairman and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ RICHARD C. ILL Richard C. Ill	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	May 25, 2012
/s/ M. DAVID KORNBLATT M. David Kornblatt	Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	May 25, 2012
/s/ KEVIN E. KINDIG Kevin E. Kindig	Vice President and Controller (Principal Accounting Officer)	May 25, 2012
/s/ PAUL BOURGON Paul Bourgon	Director	May 25, 2012
/s/ ELMER L. DOTY Elmer L. Doty	Director	May 25, 2012
/s/ RALPH E. EBERHART Ralph E. Eberhart	Director	May 25, 2012
/s/ RICHARD C. GOZON Richard C. Gozon	Director	May 25, 2012
/s/ CLAUDE F. KRONK Claude F. Kronk	Director	May 25, 2012
/s/ ADAM J. PALMER Adam J. Palmer	Director	May 25, 2012
/s/ JOSEPH M. SILVESTRI Joseph M. Silvestri	Director	May 25, 2012
/s/ GEORGE SIMPSON George Simpson	Director	May 25, 2012

EXHIBIT INDEX

Exhibit Number		Description
2.1		Agreement and Plan of Merger by and among Triumph Group, Inc., Vought Aircraft Industries, Inc., Spitfire Merger Corporation and TC Group, L.L.C., as the Holder Representative March 23, 2010.(14)
3.1		Amended and Restated Certificate of Incorporation of Triumph Group, Inc.(1)
3.2		Amended and Restated By-Laws of Triumph Group, Inc.(2)
4.1		Form of certificate evidencing Common Stock of Triumph Group, Inc.(2)
4.2		Indenture, dated as of September 18, 2006, between Triumph Group, Inc. and The Bank of New York Trust Company, N.A. relating to the 2.625% Convertible Senior Subordinated Notes Due 2026.(3)
4.3		Form of the 2.625% Convertible Senior Subordinated Note Due 2026. (Included as Exhibit A to Exhibit 4.2). (3)
4.4		Registration Rights Agreement, dated as of September 18, 2006, between Triumph Group, Inc. and Banc of America Securities LLC.(3)
4.5		Indenture, dated as of November 16, 2009, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8% Senior Subordinated Notes due 2017.(15)
4.6		Form of 8% Senior Subordinated Notes due 2017.(15)
4.7		Registration Rights Agreement, dated November 16, 2009, by and among Triumph Group, Inc., the Guarantors party thereto, and the other parties thereto.(15)
4.8		Indenture, dated as of June 16, 2010, between Triumph Group, Inc. and U.S. Bank National Association, as trustee, relating to the 8.625% Senior Subordinated Notes Due 2018.(16)
4.9		Registration Rights Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., RBC Capital Markets Corporation, UBC Securities LLC, PNC Capital Markets LLC, BB&T Capital Markets, a division of Scott & Stringfellow LLC and US Bancorp Investments Inc.(16)
10.1	*	Amended and Restated Directors' Stock Incentive Plan.
10.2		Form of Deferred Stock Unit Award Agreement under the Amended and Restated Directors' Stock Incentive Plan.(4)
10.3	*#	2004 Stock Incentive Plan.
10.4		Credit Agreement dated May 10, 2010 by and among Triumph Group, Inc., PNC Bank National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agent, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(6)
10.5	#	Triumph Group, Inc. Supplemental Executive Retirement Plan effective January 1, 2003.(9)
10.6		Compensation for the non-employee members of the Board of Directors of Triumph Group, Inc.(4)
10.7	#	Form of Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.8	#	Form of letter confirming Stock Award Agreement under the 2004 Stock Incentive Plan.(10)
10.9	#	Description of the Triumph Group, Inc. Annual Cash Bonus Plan.(11)
10.1	#	Change of Control Employment Agreement with: Richard C. Ill, M. David Kornblatt, John B. Wright, II and Kevin E. Kindig.(12)
10.11	#	Restricted Stock Award Agreement for M. David Kornblatt.(13)
10.12		Form of Receivables Purchase Agreement, by and among the Triumph Group, Inc., as Initial Servicer, Triumph Receivables, LLC, as Seller, the various Purchasers and Purchase Agents from time to time party thereto and PNC National Association, as Administrative Agent.(8)
10.13		Stockholders Agreement, dated as of March 23, 2010, among Triumph Group, Inc., Carlyle Partners III, L.P., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., Carlyle—Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle—Aerostructures Partners II, L.P., CP III Coinvestment, L.P., C/S International Partners, Carlyle—Aerostructures International Partners, L.P., Carlyle—Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle—Aerostructures Management, L.P., Carlyle—Contour International Partners, L.P., Carlyle Investment Group, L.P. and TC Group, L.L.C.(14)

Exhibit Number	Description
10.14	Form of Amended and Restated Credit Agreement, dated as of April 5, 2011, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC and RBC Capital Markets, as Joint Lead Arrangers, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A. and Royal Bank of Canada, as Syndication Agents, U.S. Bank National Association, Sovereign Bank, Manufacturers and Traders Trust Company and The Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch, as Documentation Agents.(7)
10.15	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of PNC Bank, National Association, as Administrative and Collateral Agent for the other Secured Parties.(16)
10.16	Intercreditor Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank National Association and Royal Bank of Canada.(16)
10.17	First Amendment to the May 10, 2010 Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., PNC Bank, National Association, as Administrative Agent, Sovereign Bank, as Documentation Agent, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Syndication Agents, and JPMorgan Chase Bank, N.A., Royal Bank of Canada, Branch Bank & Trust Company and Manufacturers and Traders Trust Company, in their capacity as managing agents for the Banks.(16)
10.18	Credit Agreement, dated as of June 16, 2010, by and among Triumph Group, Inc., Royal Bank of Canada as Administrative Agent, RBC Capital Markets as Lead Arranger, RBC Capital Markets, PNC Bank, National Association and Citizens Bank of Pennsylvania as Joint Bookrunners, Citizens Bank of Pennsylvania and U.S. Bank National Association, as Documentation Agents and PNC Bank, National Association, as Syndication Agent.(16)
10.19	Guarantee and Collateral Agreement, dated as of June 16, 2010, made by Triumph Group, Inc. in favor of Royal Bank of Canada, as Administrative Agent.(16)
10.20	Third Amendment to Receivables Purchase Agreement, dated as of June 21, 2010, by and among Triumph Receivables LLC, Triumph Group, Inc., Market Street Funding LLC and PNC Bank, National Association. (17)
10.21	Triumph Group, Inc. Executive Incentive Plan, effective September 28, 2010.(18)
10.22 #	Form of letter informing Triumph Group, Inc. executives they are eligible to participate in the Company's Long Term Incentive Plan.(19)
10.23 #	Form of letter informing Triumph Group, Inc. executives they have earned an award under the Company's Long Term Incentive Plan and the amount of the award.(19)
10.24 #	Change of Control Employment Agreement with Jeffry Frisby.(19)
10.25 *	Second Amended and Restated Credit Agreement, dated as of May 23, 2012, by and among Triumph Group, Inc., substantially all of its domestic subsidiaries and certain of its foreign subsidiaries, PNC Bank National Association, as Administrative Agent, the lenders party thereto, PNC Capital Markets LLC, RBS Securities Inc., J.P. Morgan Securities, LLC, RBC Capital Markets and Sovereign Bank, N.A., as Joint Lead Arrangers and Joint Bookrunners, Citizens Bank of Pennsylvania, JPMorgan Chase Bank, N.A., Royal Bank of Canada, and Sovereign Bank, N.A., as Syndication Agents, The Bank of Tokyo-Mitsubishi UFJ, Ltd, U.S. Bank National Association, TD Bank, N.A., and Manufacturers and Traders Trust Company, as Documentation Agents.
21.1 *	Subsidiaries of Triumph Group, Inc.
23.1 *	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
31.1 *	Principal Executive Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
31.2 *	Principal Financial Officer Certification Required by Rule 13a-14(a) or Rule 15d-14(a) under the Securities Exchange Act of 1934, as amended.
32.1 *	Principal Executive Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
32.2 *	Principal Financial Officer Certification Required by Rule 13a-14(b) or Rule 15d-14(b) under the Securities Exchange Act of 1934, as amended, and 18 U.S.C. Section 1350.
101 *	The following financial information from Triumph Group, Inc.'s Annual Report on Form 10-K for the fiscal year ended March 31, 2012 formatted in XBRL: (i) Consolidated Balance Sheets as of March 31, 2012 and 2011; (ii) Consolidated Statements of Income for the fiscal years ended March 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Stockholders' Equity for the fiscal years ended March 31, 2012, 2011 and 2010; (iv) Consolidated Statements of Cash Flows for the fiscal years ended March 31, 2012, 2011 and 2010; (v) Consolidated Statements of Comprehensive Income for the fiscal years ended March 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements.

(1) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2008 Annual Meeting of Stockholders.

(2) Incorporated by reference to our Current Report on Form 8-K filed on April 26, 2012.

(3) Incorporated by reference to our Current Report on Form 8-K filed on September 22, 2006.

(4) Incorporated by reference to our Current Report on Form 8-K filed on August 1, 2006.

(5) Incorporated by reference to our Proxy Statement on Schedule 14A for the 2004 Annual Meeting of Stockholders.

(6) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2010.

(7) Incorporated by reference to our Current Report on Form 8-K filed on April 11, 2011.

(8) Incorporated by reference to our Current Report on Form 8-K filed on August 12, 2008.

(9) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2003.

(10) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2009.

(11) Incorporated by reference to our Current Report on Form 8-K filed on July 31, 2007.

(12) Incorporated by reference to our Current Report on Form 8-K filed on March 13, 2008.

(13) Incorporated by reference to our Current Report on Form 8-K filed on June 14, 2007.

(14) Incorporated by reference to our Current Report on Form 8-K filed on March 23, 2010.

(15) Incorporated by reference to our Current Report on Form 8-K filed on November 19, 2009.

(16) Incorporated by reference to our Current Report on Form 8-K filed on June 22, 2010.

(17) Incorporated by reference to our Current Report on Form 8-K filed on June 25, 2010.

(18) Incorporated by reference to our Current Report on Form 8-K filed on November 5, 2010.

(19) Incorporated by reference to our Annual Report on Form 10-K for the fiscal year ended March 31, 2011.

* Filed herewith.

Compensation plans and arrangements for executives and others.

Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

1) Registration Statements (Form S-8 No. 333-36957 and Form S-8 No. 333-50056) pertaining to the 1996 Stock Option Plan of Triumph Group, Inc.,

2) Registration Statements (Form S-8 No. 333-81665 and Form S-8 No. 333-134861) pertaining to the Amended and Restated Directors' Stock Incentive Plan of Triumph Group, Inc.,

3) Registration Statement (Form S-8 No. 333-125888) pertaining to the 2004 Stock Incentive Plan of Triumph Group, Inc.,

4) Registration Statement (Form S-3 No. 333-174289) of Triumph Group, Inc.;

of our reports dated May 25, 2012, with respect to the consolidated financial statements and schedule of Triumph Group, Inc. and the effectiveness of internal control over financial reporting of Triumph Group, Inc. included in this Annual Report (Form 10-K) of Triumph Group, Inc. for the year ended March 31, 2012.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
May 25, 2012

Exhibit 31.1

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, Richard C. Ill, certify that:

1. I have reviewed this annual report on Form 10-K of Triumph Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and

    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: May 25, 2012

/s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer (Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO RULE 13a-14(a) OR 15d-14(a) OF THE SECURITIES AND EXCHANGE ACT OF 1934

I, M. David Kornblatt, certify that:

1. I have reviewed this annual report on Form 10-K of Triumph Group, Inc.;
2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
    a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
    c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by this report based on such evaluation; and
    d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
    a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
    b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Dated: May 25, 2012

/s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Triumph Group, Inc. (the "Company") on Form 10-K for the year ended March 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Richard C. Ill, Chairman and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ RICHARD C. ILL

Richard C. Ill
Chairman and Chief Executive Officer
(Principal Executive Officer)

May 25, 2012

A signed original of this written statement required by Section 906 has been provided to Triumph Group, Inc. and will be retained by Triumph Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Triumph Group, Inc. (the "Company") on Form 10-K for the year ended March 31, 2012 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, M. David Kornblatt, Executive Vice President, Chief Financial Officer and Treasurer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By: /s/ M. DAVID KORNBLATT

M. David Kornblatt
Executive Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)

May 25, 2012

A signed original of this written statement required by Section 906 has been provided to Triumph Group, Inc. and will be retained by Triumph Group, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, Pennsylvania 19312
(610) 251-1000

Notice of Annual Meeting of Stockholders
To Be Held on July 19, 2012

To the holders of shares of common stock:

You are invited to be present either in person or by proxy at the annual meeting of stockholders of Triumph Group, Inc. ("Triumph" or the "Company") to be held at **899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312**, on Wednesday, July 19, 2012, beginning at 9:00 a.m., local time, for the following purposes:

1. To elect all nine directors for the coming year;
2. To approve, by advisory vote, executive compensation;
3. To approve an amendment to the Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors;
4. To ratify the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2013; and
5. To transact any other business as may properly come before the meeting or any postponements or adjournments.

Management currently knows of no other business to be presented at the meeting. If any other matters come before the meeting, the persons named in the enclosed proxy will vote with their judgment on those matters.

The Board of Directors has fixed the close of business on May 31, 2012 as the record date for determining stockholders entitled to notice of and to vote at the meeting and any adjournments. To make sure that your vote is counted, please complete, date and sign the enclosed proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting in person. A self-addressed, postage paid envelope is enclosed for your convenience. If you do attend the meeting, you may then withdraw your proxy and vote your shares in person. In any event, you may revoke your proxy prior to its exercise. Shares represented by proxies which are returned properly signed but unmarked will be voted in favor of proposals made by us.

By order of the Board of Directors,

John B. Wright, II
Secretary

June 19, 2012
Berwyn, Pennsylvania

Your vote is important

Please fill in, date and sign the accompanying proxy and return it promptly in the enclosed envelope, whether or not you plan to attend the meeting. No postage is necessary if the envelope is mailed in the United States.

Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, Pennsylvania 19312
(610) 251-1000

Proxy Statement
For Annual Meeting of Stockholders
To be held on July 19, 2012

GENERAL INFORMATION

This proxy statement is sent by the Board of Directors of Triumph Group, Inc., to solicit proxies to be voted at our annual meeting of stockholders on Wednesday, July 19, 2012, to be held at 9:00 a.m., local time, at **899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312** and at any adjournments, for the purposes stated in the accompanying notice of the meeting. This proxy statement, the notice and the enclosed proxy card will first be mailed to stockholders entitled to vote on or about June 19, 2012.

Sending a signed proxy will not affect your right to attend the meeting and vote in person because the proxy is revocable. You have the power to revoke your proxy by, among other methods, giving written notice to the Secretary of Triumph at any time before your proxy is exercised or by attending the meeting and voting in person.

When your proxy card is returned properly signed, your shares will be voted according to your instructions. The Board knows of no matters that are likely to be brought before the meeting other than the matters identified in the notice of the meeting. If any other matters properly come before the meeting, the persons named in the enclosed proxy, or their duly appointed substitutes acting at the meeting, will be authorized to vote or otherwise act according to their judgment in those matters. In the absence of contrary instructions, your shares included on the enclosed proxy will be voted:

"**FOR**" the nominees for director stated thereon;

"**FOR**" the approval, by advisory vote, of executive compensation;

"**FOR**" the amendment to the Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors; and

"**FOR**" the ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2013.

We will pay for this proxy solicitation. Our officers and other regular employees may solicit proxies by mail, in person or by telephone or telecopy. These officers and other regular employees will not receive additional compensation. We are required to pay, upon request, the reasonable expenses incurred by record holders of common stock who are brokers, dealers, banks, voting trustees or other nominees for mailing proxy material and annual stockholder reports to any beneficial owners of common stock they hold of record.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2012 ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JULY 19, 2012.

Triumph Group Inc.'s Proxy Statement for the 2012 Annual Meeting of Stockholders, the Annual Report on Form 10-K for the fiscal year ended March 31, 2012, and the Annual Report to Stockholders are available via the Internet at *http://phx.corporate-ir.net/phoenix.zhtml?c=61870&p=proxy.*

VOTE REQUIRED FOR APPROVAL

Holders of record of our common stock as of the close of business on May 31, 2012, the record date, will be entitled to notice of and to vote at the meeting and at any adjournments. Holders of shares of common stock are entitled to vote on all matters brought before the meeting.

As of the record date, there were 49,928,121 shares of common stock outstanding and entitled to vote on the election of directors and all other matters. Holders of common stock will vote on all matters as a class. Each outstanding share of common stock entitles the holder to one vote. All votes will be counted by Computershare as transfer agent.

The presence in person or by proxy of the holders of a majority of the outstanding common stock is necessary to constitute a quorum at the meeting.

Directors will be elected by a plurality of the votes cast by holders of common stock, voting together as a class, represented in person or by proxy at the meeting. Abstentions in the election of directors will be counted for the purpose of determining whether a quorum is present at the meeting but will not be considered as votes cast. Because directors are elected by a plurality of votes, abstentions will not have an impact on their election.

The holders of common stock are entitled to cumulate their votes in the election of directors, which means a holder of common stock may cast as many votes in the aggregate as the number of shares he or she is entitled to vote multiplied by the number of directors to be elected and to cast all votes for one director nominee or distribute these votes among two or more director nominees, as a holder sees fit. Each holder of common stock may indicate his or her preference on the enclosed proxy. If no preference is indicated, that holder's votes will be voted pro rata in favor of all nominees indicated. The holders of common stock may not vote for a greater number of persons than the number of nominees named.

Approval, by advisory vote, of executive compensation will require the favorable vote of the majority of shares present in person or by proxy and entitled to vote at the annual meeting. This vote is advisory in nature and therefore not binding on the Company. However, our Board of Directors will consider the outcome of this vote in its future deliberations.

Approval of the amendment to the Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors will require the favorable vote of the majority of shares present in person or by proxy and entitle to vote at the annual meeting.

Ratification of the audit committee's selection of our independent registered public accounting firm will require the favorable vote of holders of a majority of the shares of common stock voting together as a class, represented in person or by proxy at the meeting. We are not aware of any matter, other than as referred to in this proxy statement, to be presented at the meeting. Abstentions in the ratification of the selection of our independent registered public accounting firm and of any other proposals will be counted for the purpose of determining whether a quorum is present at the meeting and as votes cast and will have the effect of a negative vote.

Broker non-votes for all proposals will not be counted in determining the presence of a quorum, will not be considered as votes cast, and will have no effect on the results of the votes.

PROPOSALS TO STOCKHOLDERS

Proposal No. 1-Election of Directors

The Board currently consists of nine directors: Paul Bourgon, Elmer L. Doty, Ralph E. Eberhart, Richard C. Gozon, Richard C. Ill, Claude F. Kronk, Adam J. Palmer, Joseph M. Silvestri and George Simpson. At the meeting, the stockholders will elect nine directors for a term ending at the next annual meeting of stockholders and when that director's successor is duly elected and qualified.

The table below lists the name of each person nominated by the Board to serve as a director for the coming year. All of the nominees other than Jeffry D. Frisby are currently members of our Board with terms expiring at the meeting. Mr. Kronk is not standing for election as a director after 19 years of service. Each nominee has consented to be named as a nominee and, to our knowledge, is willing to serve as a director, if elected. Should any of the nominees not remain a nominee at the end of the meeting (a situation which is not anticipated), solicited proxies will be voted in favor of those who remain as nominees and may be voted for substitute nominees. Unless contrary instructions are given on the proxy, the shares represented by a properly executed proxy will be voted pro rata "**FOR**" the election of Paul Bourgon, Elmer L. Doty, Ralph E. Eberhart, Jeffry D. Frisby, Richard C. Gozon, Richard C. Ill, Adam J. Palmer, Joseph M. Silvestri and George Simpson.

Nominees	Age	Year First Elected a Director
Paul Bourgon	55	2008
Elmer L. Doty	58	2010
Ralph E. Eberhart	65	2010
Jeffry D. Frisby	56	—
Richard C. Gozon	73	1993
Richard C. Ill	69	1993
Adam J. Palmer	39	2010
Joseph M. Silvestri	50	2008
George Simpson	69	2002

The principal occupations of each nominee and the experience, qualifications, attributes or skills that led to the conclusion that such nominee should serve as a director for the coming year are as follows:

Richard C. Ill has been Chairman and Chief Executive Officer of Triumph since 2009, and was President and Chief Executive Officer of Triumph from 1993 to 2009. He has been a Director of Triumph since 1993. Mr. Ill expects to retire as Chief Executive Officer effective July 19, 2012. Mr. Ill is a director of P.H. Glatfelter Company, Mohawk Industries and Baker Industries and a trustee of the Eisenhower Fellowships. Mr. Ill led the management buyout pursuant to which Triumph was founded in 1993 and has led the Company as its Chief Executive Officer and a Director since that time. He serves a key leadership role on the Board, including as Chair of the finance committee and the executive committee, provides the Board with detailed knowledge of each of Triumph's businesses and its industry, challenges and opportunities, and communicates management's perspective on important matters to the Board. His experience in serving on the boards of other public companies provides additional insights that are valuable in the management and oversight of Triumph's business.

Richard C. Gozon has been a Director of Triumph since 1993. Prior to his retirement in 2002, Mr. Gozon served as Executive Vice President of Weyerhaeuser Company ("Weyerhaeuser"), a position which he held for more than five years. Weyerhaeuser is an international forest products company. He was responsible for Weyerhaeuser's Pulp, Paper, Containerboard Packaging, Newsprint, Recycling and Ocean Transportation businesses. He also served as Chairman of Norpac, a joint venture between Weyerhaeuser and Nippon Paper Industries. Mr. Gozon is Chairman and director of AmerisourceBergen Corporation and serves on the boards of directors of AmeriGas Partners, L.P. and UGI Corporation. Mr. Gozon's service on Triumph's Board since the Company's inception as a separate company provides him with a deep familiarity with the Company's business and industry. His own extensive experience as a senior executive in public companies has included broad management responsibility, including supervisory responsibility for the preparation of complex public company financial statements. This management experiences enables Mr. Gozon to contribute substantially to the oversight of all aspects of Triumph's operations, including service as the Company's lead independent director. The Company also benefits from Mr. Gozon's insights drawn from his long experience as a director of several other public companies.

Jeffry D. Frisby, has been President and Chief Operating Officer of Triumph Group, Inc. since July 2009. He joined the company in 1998 as President of Frisby Aerospace, Inc. upon its acquisition by Triumph. In 2000, he was named Group President of the Triumph Control Systems Group and was later named Group President of the Triumph Aerospace Systems Group upon its formation in April, 2003. Mr. Frisby is expected to assume the role of Chief Executive Officer of Triumph effective July 19, 2012. Mr. Frisby currently serves as a member of the Board of Directors of Quaker Chemical Corporation. Mr. Frisby will provide the Board with detailed knowledge of Triumph's businesses and its industry, challenges and opportunities, having spent his business career in the aerospace industry. He will also communicate management's perspective on important matters before the Board.

George Simpson has been a Director of Triumph since 2002. Prior to his retirement in 2001, Mr. Simpson served as Chief Executive Officer of Marconi Corporation plc, formerly GEC plc, a position which he held since September 1996. Marconi Corporation plc was a communications and information technology company. In addition, Mr. Simpson has also served on the boards of directors of Nestlé SA and Alstom SA. Mr. Simpson's long and successful career leading or serving on the boards of directors of manufacturing enterprises doing business internationally provides Triumph with advice and insights on a wide range of management issues, including issues of operational and financial discipline, resource allocation and executive and senior management compensation. As a citizen of the United Kingdom resident in Europe, Mr. Simpson also brings an international perspective and the benefits of international business contacts to the Board's deliberations and his service as Chair of the compensation and management development committee.

Paul Bourgon has been a Director of Triumph since October 2008. Mr. Bourgon has served as President of the Aeroengine division of SKF Aeroengine since 2006. SKF Group supplies products, solutions and services within rolling bearings, seals, mechatronics, services and lubrication systems and SKF Aeroengine, a division of SKF Group, focuses on providing services in bearing repair and overhaul. Prior to joining SKF Aeroengine, Mr. Bourgon served as Vice President-Marketing of Heroux-Devtex Inc., a company which supplies the commercial and military sectors with landing gear, airframe structural components, including kits, and aircraft engine components. Mr. Bourgon also serves on the board of directors of Venture Aerobearing LLC. Mr. Bourgon's current experience as a Chief Executive Officer of a significant aerospace business and his past experience within the aerospace industry enables him to serve as an additional point of reference on trends and developments affecting Triumph's business and its customers, suppliers and competitors. In addition, his background as a Chartered Accountant, member of the Canadian Institute of Chartered Accountants since 1983, articling with Coopers & Lybrand in Montreal in the Auditing and Taxes departments, as well as his ongoing responsibility for the financial statements of the business he manages, enables him to lend additional financial expertise to the deliberations of the Board and as Chair of the audit committee.

Joseph M. Silvestri has been a Director of Triumph since October 2008 and previously served as a Director of Triumph from 1995 to 2005. Mr. Silvestri is currently a Managing Partner of Court Square Capital Partners, an independent private equity firm, and has been employed by Court Square Capital Partners and its predecessors since 1990. Mr. Silvestri also serves on the board of directors of SGS International, a digital imaging company that provides design-to-print graphic services to the international consumer products packaging market in North America, Europe and Asia. Through his two periods of service on the Board, Mr. Silvestri has acquired a deep understanding of Triumph's background and development. He also lends to the Board's deliberations the benefit of his own knowledge and understanding of the operation of the capital markets, financial matters and mergers and acquisitions generally gained through his years of participation in private equity investments. In addition, as an experienced private equity investor, he is able to share with the Board insights on corporate management and best practices derived from his experience with the many portfolio companies with which he has been associated.

Elmer L. Doty has been a Director of Triumph since June 2010. Mr. Doty served as the President of Triumph Aerostructures-Vought Aircraft Division, which represents a substantial majority of the business acquired by Triumph in 2010 in the acquisition (the "Vought Acquisition") of Vought Aircraft Industries, Inc. ("Vought"), until December 31, 2010. From February 2006 until the closing of the Vought Acquisition, Mr. Doty served as President and Chief Executive Officer of Vought and as a member of Vought's board of directors. Prior to joining Vought, Mr. Doty served as the Vice President & General Manager of BAE Systems Ground Systems Division, a position he held since July 2005, when BAE acquired United Defense Inc. ("UDI"). Mr. Doty had served in the identical position with UDI since April 2001, with the additional duties of an executive officer of UDI. Prior to that time, he had served in other senior executive positions with UDI and its predecessor company, FMC Corporation. Mr. Doty joined the Board as part of an arrangement in connection with the Vought Acquisition. Mr. Doty brings to the Board not only his knowledge of Vought and its business but the benefit of years of management experience as a senior executive and a deep knowledge of the aerospace and defense industry.

Ralph E. Eberhart has been a Director of Triumph since June 2010. General Eberhart served as Commander of the North American Aerospace Defense Command (NORAD) and U.S. Northern Command from October 2002 to January 2005. General Eberhart's active military career spanned 36 years. He is also a member of the board of directors of Rockwell Collins, Inc. and VSE Corporation and is a director of several private companies. He is also Chairman and President of the Armed Forces Benefit Association. General Eberhart joined the Board as part of an arrangement in connection with the Vought Acquisition. Given the significant share of Triumph's business focused on serving the militaries of the United States and other countries, General Eberhart provides the Board with valuable insight into military operations that enables the Company to better serve its military customers. The Company also benefits from his experience as a director of other aerospace and defense companies. Moreover, his senior leadership experience enables him to provide management with valuable advice on management issues.

Adam J. Palmer has been a Director of Triumph since June 2010. Mr. Palmer is currently a Managing Director and Head of the Global Aerospace, Defense and Services Group at The Carlyle Group ("Carlyle"), a global alternative asset management firm. Prior to joining Carlyle in 1996, Mr. Palmer was with Lehman Brothers focusing on mergers, acquisitions and financings for aerospace, defense and information services companies. Mr. Palmer also currently serves on the boards of directors of Sequa Corporation, Wesco Aircraft Holdings, Inc. and RPK Capital Partners. Mr. Palmer served a member of Vought's board of directors from 2000 until the Vought Acquisition and led the negotiations on behalf of Carlyle that culminated in Triumph's acquisition of Vought from equity funds affiliated with Carlyle. Mr. Palmer joined the Board as part of an arrangement in connection with the Vought Acquisition. The Board benefits from Mr. Palmer's deep familiarity with Vought's business acquired through his years of involvement in developing its business as a Carlyle investment. The Board also benefits from Mr. Palmer's knowledge and understanding of the aerospace and defense industry, acquired through his years of active involvement as an investor, as well as his understanding of management issues derived from his participation on corporate boards.

The Board recommends that stockholders vote "FOR" each of the nominees. The nine nominees receiving the highest number of affirmative votes will be elected as directors.

Proposal No. 2-Advisory Vote on Executive Compensation

The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") added Section 14A to the Exchange Act, which requires that we provide our stockholders with the opportunity to vote to approve, on a nonbinding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission.

We seek to closely align the interests of our named executive officers with the interests of our stockholders. Our executive compensation programs are intended to achieve several business objectives, including: (i) recruiting and retaining our executives with the talent required to successfully manage our business; (ii) motivating our executives to achieve our business objectives; (iii) instilling in our executives a long-term commitment to the Company's success by providing elements of compensation that align the executives' interests with those of our stockholders; (iv) providing compensation that recognizes individual contributions as well as overall business results; and (v) avoiding or minimizing the risks of incentivizing management behavior that is inconsistent with the interests of our stockholders. Our Compensation Discussion and Analysis, which begins on page 22 of this proxy statement, describes in detail the components of our executive compensation program and the process by which our Board of Directors makes executive compensation decisions. Highlights of our executive compensation program include the following:

- We set initial base salaries for executive officers by evaluating the responsibilities of the position and each individual's experience and, as part of such evaluation, considering the competitive marketplace for executives and peer group salaries for similar positions.
- We provide significant incentive opportunities for our executive officers, so that our executive officers have the potential for above average compensation, but only if certain performance objectives are met or exceeded.
- In order to align management's interest with that of our stockholders, we make equity awards (generally, in restricted stock in recent years) to our executive officers and other management employees. However, in the event of poor corporate performance, our compensation and management development committee may elect not to make equity awards.
- Our restricted stock award grants are designed to induce management to remain with the Company because grant recipients are required to forfeit awards if they voluntarily resign within four years of the grant of such awards.
- Our Executive Incentive Plan is designed to promote the achievement of the Company's short- and long-term targeted business objectives by providing competitive incentive reward opportunities to those selected executive officers who can significantly impact the Company's performance.
- We provide certain executive officers with additional benefits, or perquisites, that we believe are reasonable, competitive, and consistent with our overall executive compensation program and allow our executive officers to work more efficiently.

This vote is advisory, which means that the vote on executive compensation is not binding on the Company, our Board of Directors or the compensation and management development committee of the Board of Directors. The vote on this resolution is not intended to address any specific element of compensation, but rather relates to the overall compensation of our named executive officers, as described in this proxy statement in accordance with the compensation disclosure rules of the Securities and Exchange Commission. To the extent there is a significant vote against our named executive officer compensation as disclosed in this proxy statement, the compensation and management development committee will evaluate whether any actions are necessary to address our stockholders' concerns.

The affirmative vote of a majority of the shares present or represented and entitled to vote either in person or by proxy is required to approve Proposal 2. Accordingly, we ask our stockholders to vote on the following resolution at the Annual Meeting:

> RESOLVED, that the compensation paid to the Company's named executive officers, as disclosed pursuant to Item 402 of Regulation S-K, including Compensation Discussion and Analysis, compensation tables, and narrative discussion, is hereby APPROVED.

The Board recommends that stockholders vote "FOR" the approval of the compensation of our named executive officers, as disclosed in this proxy statement.

Proposal No. 3-Amendment to the Amended and Restated Certificate of Incorporation to Eliminate Cumulative Voting to Allow for the Adoption of a Majority Vote Standard in the Election of Directors

On April 20, 2012 the Board of Directors unanimously approved the adoption of an amendment to our Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors. If the amendment is approved by the shareholders, Section "SIXTH" of the Amended and Restated Certificate of Incorporation will be deleted in its entirety and stockholders would not be allowed to cumulate their votes for the election of directors.

Over the past several years, the majority vote standard has been an evolving concept for many public companies. We have been monitoring best practices in this area, and are aware that an increasing number of public companies have amended their charter or bylaws to provide for a majority voting standard rather than a plurality standard. The Board of Directors believed, however, that adding a majority voting standard on top of a cumulative voting structure could produce difficulties and unintended consequences. For example, because cumulative voting permits stockholders to concentrate their votes for a single candidate, other candidates may fail to receive a majority of the "votes cast" even if they would have received a majority vote in the absence of cumulative voting. After careful consideration, the Board of Directors has concluded that it is in the best interests of the Company and our stockholders to amend our Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors. The Board expects to adopt majority voting by amendment to the Company's By-laws at the Board meeting immediately following the annual meeting of stockholders. Under a majority voting standard in director elections, each vote is required to be counted "FOR" or "AGAINST" the director's election. In order to be elected, the votes cast "FOR" such nominee's election must exceed the number of votes cast "AGAINST" such nominee's election. Stockholders will also be entitled to abstain with respect to the election of a director, although abstentions will have no effect in determining whether the required affirmative majority vote has been obtained.

The affirmative vote of a majority of the shares present or represented and entitled to vote either in person or by proxy is required to approve Proposal 3.

The Board recommends that stockholders vote "FOR" the approval of an amendment to the Amended and Restated Certificate of Incorporation to eliminate cumulative voting to allow for the adoption of a majority vote standard in the election of directors.

Proposal No. 4-Ratification of Selection of Registered Public Accounting Firm

The audit committee has selected Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending March 31, 2013 and the stockholders are asked to ratify this selection. Ernst & Young LLP has served as our independent registered public accounting firm since 1993. All audit and non-audit services provided by Ernst & Young LLP are approved by the audit committee. Ernst & Young LLP has advised us that it has no direct or material indirect interest in us or our affiliates. Representatives of Ernst & Young LLP are expected to attend the annual meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. The favorable vote of a majority of shares of common stock entitled to vote at the meeting, voting together as a class, is required to approve the ratification of the selection of independent registered public accounting firm.

Fees to Independent Registered Public Accounting Firm for Fiscal Years 2012 and 2011

Audit Fees

Ernst & Young LLP's fees associated with the annual audit of financial statements, the audit of internal control of financial reporting, the reviews of Triumph's quarterly reports on Form 10-Q, statutory audits, assistance with and review of documents filed with the SEC, issuance of consents, issuance of comfort letters, and accounting consultations for the fiscal years ended March 31, 2012 and March 31, 2011 were $3.3 million and $3.2 million, respectively.

Audit-Related Fees

Ernst & Young LLP's fees for the fiscal years ended March 31, 2012 and March 31, 2011 for assurance and related services that were reasonably related to the performance of the audits of our financial statements were $0.2 million and $0.5 million, respectively. For the fiscal year ended March 31, 2012, these audit-related services were primarily related to the defined benefit plan audits. For the fiscal year ended March 31, 2011, these audit-related services were primarily related to the acquisition of Vought and the defined benefit plan audits.

Tax Fees

Ernst & Young LLP's fees for the fiscal years ended March 31, 2012 and March 31, 2011 for tax compliance, tax advice and tax planning were $0.3 million and $0.4 million, respectively. These services consisted primarily of review of the Company's U.S. Federal income tax return Form 1120 and consultation regarding the R&D tax credit.

All Other Fees

Ernst & Young LLP did not perform any material professional services other than those described above in the fiscal years ended March 31, 2012 and March 31, 2011.

Audit Committee Pre-Approval Policy

The audit committee pre-approved the engagement of Ernst & Young LLP to render all of the audit and the permitted non-audit services described above. Our audit committee has determined that Ernst & Young LLP's rendering of all other non-audit services is compatible with maintaining auditor independence. The audit committee has delegated to its chair or, if he is unavailable, any other member of the audit committee, the right to pre-approve all audit services, between regularly scheduled meetings, subject to presentation to the full audit committee at its next meeting.

The Board recommends that stockholders vote "FOR" the ratification of Ernst & Young LLP as independent registered public accounting firm for the fiscal year ending March 31, 2013.

OTHER MATTERS

The Board knows of no matter, other than as referred to in this proxy statement, that will be presented at the meeting. However, if other matters properly come before the meeting, or any of its adjournments, the person or persons voting the proxies will vote them with their judgment in those matters.

GOVERNANCE OF TRIUMPH

Pursuant to the Delaware General Corporation Law and our By-Laws, our business is managed under the direction of our Board of Directors. Members of the Board are kept informed of our business through discussions with our Chairman and Chief Executive Officer and other officers, through a yearly meeting with our executive officers and senior management from our operating locations, by reviewing materials provided to them and by participating in meetings of the Board and its committees. In addition, to promote open discussion among our non-management directors, those directors meet in regularly scheduled executive sessions without management participation. These sessions are presided over by our lead director, who is one of our independent directors.

Corporate Governance Guidelines

We have adopted Corporate Governance Guidelines which are posted on our website at www.triumphgroup.com and are available in print to any stockholder upon request.

Code of Business Conduct

Our Board adopted a Code of Business Conduct in February 2004, which applies to each of our employees, officers and directors, including, but not limited to, our Chief Executive Officer, Chief Financial Officer and Controller (principal accounting officer). The Code of Business Conduct is reviewed at least annually by the Board's nominating and corporate governance committee and amended as the Board deems appropriate upon the recommendation of the nominating and corporate governance committee. A copy of the Code of Business Conduct is posted on our website at www.triumphgroup.com and is available in print to any stockholder upon request.

Board of Directors

The Board currently consists of nine directors: Paul Bourgon, Elmer L. Doty, Ralph E. Eberhart, Richard C. Gozon, Richard C. Ill, Claude F. Kronk, Adam J. Palmer, Joseph M. Silvestri and George Simpson, each of whom has been nominated by the Board for election as a director for the coming year except for Claude F. Kronk. Mr. Kronk is not standing for election as a director after 19 years of service. Jeffry D. Frisby has been nominated by the Board for election as a director for the coming year.

Director Independence

The Board has determined that Messrs. Bourgon, Eberhart, Gozon, Palmer, Silvestri and Simpson are all independent as independence is defined in the listing standards of the New York Stock Exchange and in our Independence Standards for Directors, which are posted on our website at www.triumphgroup.com under Investor Relations-Corporate Governance.

Meetings and Committees of the Board

The Board held five meetings during our fiscal year ended March 31, 2012 and also acted by unanimous consent in writing. Each of our directors attended at least 75% of the aggregate of all meetings of the Board during the fiscal year ended March 31, 2012. In addition, each of our directors attended at least 75% of the aggregate of all meetings of all committees of the Board of which he was a member held during the fiscal year ended March 31, 2012. We encourage all of our directors to attend our annual meeting of stockholders. For our 2012 annual meeting of stockholders, we expect all of our directors standing for reelection to attend except for Mr. Doty, who has a long-standing prior commitment that could not be changed. Last year, all of the directors attended the annual meeting of stockholders.

The Board has determined that the appropriate leadership structure for the Board at this time is for Mr. Ill, our Chief Executive Officer, to serve as Chairman and chair the meetings of the Board, while also selecting a lead director - currently Mr. Gozon - to provide leadership of the independent directors. Our lead director is elected annually by the Board upon a recommendation from the nominating and corporate governance committee. Our lead director presides over executive sessions of the independent directors held at every Board meeting (which sessions are not attended by management) and advises the Chairman, in consultation with the other independent directors, as to Board schedules and agendas. The independent directors believe that Mr. Ill's deep understanding of each of Triumph's businesses, his long experience as the Chief Executive Officer of Triumph and his experience as a director of Triumph and other public companies make him the most qualified director to serve as Chairman. The Board may subsequently decide, however, to change that leadership structure, and we do not have a formal policy to require that the Chief Executive Officer or any other member of management serve as Chairman of the Board.

The standing committees of the Board are the audit committee, the compensation and management development committee, the nominating and corporate governance committee, the finance committee and the executive committee. All members of the audit committee, the compensation and management development committee and the nominating and corporate governance committee are independent, as independence for such committee members is defined in the listing standards of the New York Stock Exchange and in our Independence Standards for Directors, which are posted on our website at www.triumphgroup.com under Investor Relations-Corporate Governance.

Our Board has adopted a charter for each of the standing committees, each of which is reviewed at least annually by the relevant committee. A copy of the charter of each standing Board committee is posted on our website at www.triumphgroup.com and is available in print to any stockholder upon request.

<u>Audit Committee</u>

The audit committee, consisting of Messrs. Bourgon (Chair), Eberhart, Gozon, Palmer and Silvestri met seven times during the last fiscal year. The audit committee assists the Board in its oversight of the integrity of our financial statements, the operations and effectiveness of our internal controls, our compliance with legal and regulatory requirements, the independent registered public accounting firm's qualifications and independence, and the performance of our internal audit function and the independent registered public accounting firm.

Compensation and Management Development Committee

The compensation and management development committee, consisting of Messrs. Gozon, Kronk, Palmer and Simpson (Chair) met four times during the last fiscal year. The compensation and management development committee periodically reviews and evaluates the compensation of our officers and senior management, administers our 1996 Stock Option Plan, the 2004 Stock Incentive Plan, and the Executive Incentive Plan, establishes guidelines for compensation of other personnel and oversees our management development and succession plans.

The compensation and management development committee determines the compensation of the Chief Executive Officer. The compensation and management development committee also reviews and approves the compensation proposed by the Chief Executive Officer to be awarded to Triumph's other executive officers, as well as the presidents and certain key senior officers of each of Triumph's operating companies and divisions. The Chief Executive Officer generally attends compensation and management development committee meetings, but does not attend executive sessions or any discussion of his own compensation. The compensation and management development committee may form subcommittees and delegate authority to them, as it deems appropriate, provided that such subcommittees are composed entirely of independent directors.

Neither Triumph nor the compensation and management development committee has any contractual arrangement with any compensation consultant who has a role in determining or recommending the amount or form of senior executive or director compensation. Periodically, however, the committee has engaged a compensation consultant, whose selection and fees or charges are recommended and approved by the compensation and management development committee, to assist the compensation and management development committee and the Chief Executive Officer in assessing and modifying elements of our management compensation programs. In such instances, the compensation and management development committee receives comprehensive data and analyses comparing Triumph's compensation program against industry and peer group norms. We last engaged a compensation consultant to review the total compensation levels of our executive officers in 2012.

Compensation Committee Interlocks and Insider Participation

During the fiscal year ended March 31, 2012, the compensation and management development committee of the Board was composed of Richard C. Gozon, Claude F. Kronk, George Simpson and Adam J. Palmer. None of the members of the compensation and management development committee is an officer or employee of us or any of our subsidiaries, nor has any of them ever been an officer or employee of us or any of our subsidiaries during the fiscal year ended March 31, 2012. None of our executive officers served as a member of the compensation committee of another entity, one of whose executive officers served as one of our directors.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee, consisting of Messrs. Bourgon, Kronk (Chair), Silvestri, Eberthart and Simpson met four times during the last fiscal year. The nominating and corporate governance committee assists the Board in identifying individuals qualified to become Board members, recommending the nominees for directors, reviewing and evaluating the compensation of non-employee directors, developing and recommending our Corporate Governance Guidelines and overseeing the evaluation of the Board and management.

Finance Committee

The finance committee, consisting of Messrs. Gozon, Ill (Chair) and Silvestri, met one time during the last fiscal year. The finance committee reviews our capital structure and policies, financial forecasts, operations and capital budgets, pension fund investments and employee savings plans and corporate insurance coverage as well as other financial matters deemed appropriate by the Board.

Executive Committee

The executive committee, currently consisting of Messrs. Ill (Chair), Doty and Gozon, exercises the powers and duties of our Board of Directors between Board meetings and while our Board is not in session. The executive committee has the authority to exercise all powers and authority of our Board, except for certain matters such as the review and approval or disapproval of related party transactions, matters which cannot be delegated by the Board of Directors to a committee of the Board pursuant to the Delaware General Corporation Law, the rules and regulations of the New York Stock Exchange, our Certificate of Incorporation or our By-Laws and matters that are reserved for another committee of the Board. The executive committee did not meet during the last fiscal year.

Risk Oversight Generally

Our Board of Directors is responsible for consideration and oversight of risks facing Triumph. Acting as a whole and through its standing committees, the Board is responsible for ensuring that material risks are identified and managed appropriately. The Board and its committees regularly review material strategic, operational, financial, compensation and compliance risks with senior management. In addition to such ongoing supervision, the Board has followed a practice of annually assessing the Company's strategic risks and opportunities as part of an extended Board meeting. The audit committee performs a central oversight role with respect to financial and compliance risks, and meets independently, outside the presence and without the participation of senior management, with our Director of Internal Audit and our independent accountants in conjunction with each regularly scheduled Board meeting. All other independent directors are welcome to attend such meetings, and generally do if available. The compensation and management development committee considers the risk of the Company's compensation programs in connection with the design of our compensation programs for senior corporate and company management. In addition, the finance committee is responsible for assessing risks related to our capital structure, significant financial exposures, our risk management and major insurance programs and our employee retirement plan policies and performance and regularly evaluates financial risks associated with such programs.

Director Nominations

As previously discussed, the nominating and corporate governance committee assists the Board in identifying individuals qualified to become Board members and recommends the director nominees for the next annual meeting of stockholders. The nominating and corporate governance committee will consider nominees for director recommended by stockholders in accordance with the following procedures. As a stockholder, you may recommend any person as a nominee for director for consideration by our nominating and corporate governance committee by submitting the name(s), completed and signed questionnaire(s) and written representation and agreement(s), supplemented and updated if necessary, for each named person in writing to John B. Wright, II, Secretary, Triumph Group, Inc., 899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312. Recommendations should be received by March 21, 2013 for the 2013 Annual Meeting and should be accompanied by:

- the name and address of the nominating stockholder;
- the class or series and number of shares of the Company beneficially held by the nominating stockholder;
- the stock ownership interests, and any agreements or arrangements with respect to such ownership interests, of the Company beneficially held by the nominating stockholder, including the information required by Article II, Section 14(C)(1)(a)(ii) of the Amended and Restated By-Laws of the Company;
- information regarding each nominee that would be required to be included in a proxy statement;
- a description of any arrangements or understandings between and among the stockholder and each nominee during the past three years; and
- the written consent of each nominee to serve as a director, if elected, and to be named in the proxy statement as a nominee.

As set forth in our Corporate Governance Guidelines and the nominating and corporate governance committee charter, the nominating and corporate governance committee has not established any specific minimum eligibility requirements for nominees, other than personal and professional integrity, dedication, commitment and, with respect to a majority of the Board, independence, or identified any specific qualities or skills necessary for directors to possess. However, when assessing a candidate's qualifications, the committee considers the candidate's experience, diversity, expertise, education, insight, judgment, skills, character, conflicts of interest and background. Within the limitations of the maximum number of the Board members deemed to be effective for the management of the Company, the committee seeks to ensure diversity among all of these criteria to provide the Board with the greatest practicable breadth of input. The committee seeks to implement these principles through consideration, on at least an annual basis, of the Board's composition and discussion with the Board of any identified criteria that the committee believes should be sought in considering candidates for membership. A consideration of the adequacy of the Board's composition is formally included in the Board's annual self-evaluation, and the adequacy of the process for identifying and recommending Board candidates is examined as part of the annual self-evaluation of the nominating and corporate governance committee. The committee does not have any specific process for identifying and evaluating nominees. The committee considers candidates proposed by directors, executive officers and stockholders, as well as those identified by third party search firms.

Communications with Directors

Our Board of Directors provides a process for stockholders and interested parties to send communications to the Board. Stockholders and interested parties may communicate with any of our directors, any committee chair, the non-management directors as a group or the entire Board of Directors by writing to the director, committee chair, non-management directors or the Board in care of Triumph Group, Attention: Secretary, 899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312. Communications received by the Secretary for any director or group of directors are forwarded directly to the director or group of directors. If the communication is addressed to the Board and no particular director is named, the communication will be forwarded, depending on the subject matter, to the appropriate committee chair, all non-management directors or all directors.

Compensation of Directors

Directors who are also employees do not receive additional compensation for serving as directors. In addition, Mr. Palmer, who is a Partner of The Carlyle Group, which manages investment funds holding approximately 9.5% of the Company's outstanding shares of common stock, does not receive additional compensation for serving as a director.

Summary Director Compensation Table

The following table summarizes compensation we paid to non-employee directors for their service during fiscal 2012.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Paul Bourgon	55,000	40,907	—	85,798
Elmer L. Doty	50,000	40,907	—	1,500
Ralph E. Eberhart	50,500	40,907	—	228,575
Richard C. Gozon	55,500	40,907	—	83,798
Claude F. Kronk	53,500	40,907	—	80,798
Adam J. Palmer	—	—	—	—
Joseph M. Silvestri	50,500	40,907	—	81,798
George Simpson	54,500	40,907	—	80,798

(1) The "Stock Awards" column reflects the grant date fair value for all stock awards granted under the Amended and Restated Directors' Stock Incentive Plan during fiscal 2012. These amounts are determined in accordance with Accounting Standards Codification 718, without regard to any estimate of forfeiture for service vesting. The weighted-average grant date fair value for stock awards granted during fiscal 2012 was $43.06 per share.

Audit Committee Report

The audit committee of the Board of Directors consists of five independent directors and operates under a written charter adopted by the Board and reviewed annually by the committee and the Board. The members of the audit committee are not professionally engaged in the practice of auditing or accounting nor are they experts in the fields of auditing or accounting, including in respect of auditor independence. However, all committee members are financially literate. In addition, the Board has determined that each of Messrs. Bourgon, Gozon and Palmer is an "audit committee financial expert" and that each member of the audit committee is independent as independence for audit committee members is defined in the listing standards of the New York Stock Exchange.

Management is responsible for Triumph's internal controls and the financial reporting process, including the presentation and integrity of our financial statements. Triumph's independent registered public accounting firm is responsible for, among other things, performing an independent audit of Triumph's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB") and issuing a report thereon. Triumph's independent registered public accounting firm is responsible for auditing the effectiveness of Triumph's internal controls over financial reporting and management's assessment thereof in accordance with standards of the PCAOB, and issuing a report thereon. The audit committee's responsibility is to monitor and oversee these processes on behalf of the Board of Directors. The audit committee also selects and approves the compensation of our independent registered public accounting firm.

In fiscal 2012, the audit committee met and held private discussions with management, the independent registered public accounting firm and Triumph's internal auditors. In addition, the members of the audit committee reviewed (independently or collectively) Triumph's financial statements before such statements were filed with the U.S. Securities and Exchange Commission (the "SEC") in Triumph's quarterly reports on Form 10-Q and annual report on Form 10-K and all press releases containing earnings reports. Management represented to the audit committee that Triumph's financial statements were prepared in accordance with accounting principles generally accepted in the United States, and the audit committee reviewed and discussed the financial statements with management and the independent registered public accounting firm. The audit committee also discussed with the independent registered public accounting firm the matters required to be discussed by Statements on Auditing Standards No. 61, as amended, as adopted by the PCAOB in Rule 3200T.

Triumph's independent registered public accounting firm, Ernst & Young LLP, also provided to the audit committee the written disclosures required by Rule 3600T of the PCAOB, which adopts on an interim basis Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and discussed with the audit committee its independence. The audit committee also considered the compatibility of non-audit services with Ernst & Young LLP's independence. Based on these discussions and disclosures, the audit committee concluded that Ernst & Young LLP is independent from Triumph and its management.

Based on the audit committee's discussion with management and the independent registered public accounting firm and its review of the representations of management and the report of the independent registered public accounting firm to the audit committee, the audit committee recommended that the Board include the audited financial statements in Triumph's Annual Report on Form 10-K for the year ended March 31, 2012, to be filed with the SEC.

Audit Committee

Paul Bourgon *(Chairman)*
Ralph E. Eberhart
Richard C. Gozon
Adam J. Palmer
Joseph M. Silvestri

This report of the audit committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that Triumph specifically incorporates this information by reference, shall not otherwise be deemed filed under the Securities Act and the Exchange Act and shall not be deemed soliciting material.

Compensation and Management Development Committee Report

The compensation and management development committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the compensation and management development committee recommended to Triumph's Board that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Management Development Committee

George Simpson *(Chairman)*
Richard C. Gozon
Adam J. Palmer
Claude F. Kronk

This report of the compensation and management development committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act or under the Exchange Act, except to the extent that Triumph specifically incorporates this information by reference, shall not otherwise be deemed filed under the Securities Act and the Exchange Act and shall not be deemed soliciting material.

Certain Relationships And Related Transactions

Review and Approval of Transactions with Related Persons

Our policy for the Review, Approval or Ratification of Transactions with Related Persons, which is in writing, requires approval or ratification by our Board of Directors for any transaction in which the amount involved exceeds $120,000, Triumph or one of its subsidiaries is a participant and any related person has a direct or indirect material interest (the "Policy"). The Policy and Triumph's Code of Business Conduct establish procedures for reporting of potential related party transactions under the policy and potential conflicts of interest. Triumph's legal department determines whether reported transactions constitute a related party transaction requiring pre-approval.

The Policy provides that the Board may delegate review of a related party transaction to the nominating and corporate governance committee (or another standing or ad hoc committee). In addition, if it is impractical to wait until the next Board or committee meeting to obtain approval of a related party transaction, the chair of the nominating and corporate governance committee may approve the transaction, provided that he reports such approval at the next regularly scheduled Board meeting. If the transaction at issue relates to a member of the Board, that member may not participate in the review of such transaction.

If Triumph becomes aware of a related party transaction that was not pre-approved under the Policy, then the Board will review the matter and evaluate its options (including ratification, revision and termination of the transaction at issue).

Related Party Transactions

The Company has commercial relationships with Wesco Aircraft Hardware Corp. ("Wesco") and Sequa Corporation ("Sequa"). Wesco is a distributor of aerospace hardware and provider of inventory management services under which Wesco provides aerospace hardware to the Company pursuant to long-term contracts. Sequa is a diversified aerospace and industrial company comprised of six businesses with leading positions in niche markets. The Carlyle Group owns a majority stake in both Wesco and Sequa and is the Company's largest stockholder since the acquisition of Vought. Adam J. Palmer, one of our directors, is a Partner of the Carlyle Group and a director of Wesco. The Carlyle Group may indirectly benefit from its economic interests in Wesco and Sequa from its contractual relationships with the Company.

The total amounts paid to Wesco pursuant to the Company's respective contracts for the fiscal year ended March 31, 2012 were approximately $48.6 million. As of March 31, 2012, the Company had accounts payable to Wesco of $5.0 million.

The total amounts paid to Sequa pursuant to the Company's respective contracts for the fiscal year ended March 31, 2012 were approximately $7.0 million. The Company also had net sales to Sequa of $5.8 million for the fiscal year ended March 31, 2012. As of March 31, 2012, the Company had accounts payable to Sequa of $0.1 million, as well as accounts receivable of $1.5 million from Sequa.

Other than as described above, Triumph is not aware of any transaction since April 1, 2011, or any currently proposed transaction, in which Triumph was or is to be a participant and the amount involved exceeds $0.1 million, and in which any related party has or will have a direct or indirect material interest.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Compensation Overview

Our executive compensation programs are intended to achieve several business objectives:

- to help us recruit and retain executives with the talent required to successfully manage our business
- to motivate our executives to achieve our business objectives
- to instill in our executives a long-term commitment to Triumph's success by providing elements of compensation that align the executives' interests with those of our stockholders
- to provide compensation that recognizes individual contributions as well as overall business results
- to avoid or minimize the risks of incentivizing management behavior that is inconsistent with the interests of our stockholders

Our compensation strategy is to place the major portion of total executive compensation at risk in the form of annual incentives and long-term, stock-based compensation programs.

The components of our current executive compensation program are:

- annual salary
- annual cash bonus compensation
- long-term equity incentive compensation
- pension benefits and deferral of compensation
- perquisites
- benefits generally available to all Triumph corporate employees

Each of these components is discussed separately below. While the elements of compensation described below are considered separately, the compensation and management development committee takes into account the full compensation package we provide each executive, including matching contributions under our 401(k) plan, insurance and other benefits generally available to all Triumph employees, as well as the programs described below.

In structuring each element of compensation and the executive compensation package as a whole, the compensation and management development committee strives to create incentives for management to act in accordance with the interests of our stockholders. The compensation and management development committee also considers the risk that executive compensation may inadvertently provide incentives for management to make decisions that are not in the interests of the stockholders. In addition, in examining proposed payments to be approved under the compensation programs, the compensation and management development committee assesses whether the proposed payments achieved the desired objectives or demonstrated the influence of inappropriate compensation incentives. Where appropriate, the compensation and management development committee has sought the advice of compensation consultants to assist in the development of appropriate incentives while minimizing the risk of creating or encouraging incentives that are inconsistent with the interests of stockholders.

Base Salaries

We initially set base salaries for an executive officer by evaluating the responsibilities of the position and the experience of the individual. In doing so, we consider the competitive marketplace for executive talent, including a comparison to base salaries for comparable positions at companies of similar size in the aviation and general manufacturing industries. We determine annual salary adjustments by evaluating the performance of Triumph and of each executive officer, taking into account changes in responsibilities.

In establishing the base salary granted to Mr. Ill for the fiscal year ended March 31, 2012, the compensation and management development committee took into account a number of subjective and objective considerations, including the following:

- the extent of our success in meeting our financial objectives for the previous fiscal year
- how our financial performance compared with that of similar companies engaged in providing products and services to the aviation industry
- current economic conditions in the aviation industry generally
- the performance of the common stock and management's ability to enhance stockholder value generally
- Mr. Ill's individual performance
- as appropriate, a comparison of base salaries of Chief Executive Officers of our industry group

The compensation and management development committee also took into account the longevity of Mr. Ill's service to Triumph and its belief that Mr. Ill is an excellent representative of Triumph to the public by virtue of his stature in the community and the industry. For the fiscal year ended March 31, 2012, Mr. Ill's base salary was established at an annual rate of $880,000. In light of Mr. Ill's pending appointment as Chairman, Mr. Ill's base salary was not changed as of April 1, 2012.

With respect to our other executive officers, Mr. Ill made his recommendations based upon considerations similar to those outlined above, as they apply to each executive officer and his individual performance and the compensation and management development committee approved salary increases based on a review of Mr. Ill's recommendations.

Annual Cash Bonus Compensation

We provide significant incentive opportunities for our executive officers. Our target for executive salaries is to be at approximately the median for our industry group, while our target for cash bonus compensation is to be nearer the 75th percentile for our industry group. The purpose of seeking this balance is to provide an incentive to our executives by providing the potential for above average compensation but only if our performance objectives are met or exceeded. Nevertheless, significant variations are possible depending upon the performance of Triumph and the executive's individual performance. We do not formally benchmark the salaries of our executive officers every year, however, but only as the compensation and management development committee may request. The salaries of our executive officers were last formally benchmarked in 2012.

Our annual cash bonus plan for executive officers is tied to the annual business plan. The business plan for a given fiscal year is developed at the business unit, group and corporate levels in a formal process taking place over several months beginning generally in the third fiscal quarter of the prior fiscal year. The business plan is then reviewed and approved by our Board of Directors in the first month of the fiscal year. Our business plan for the fiscal year ending March 31, 2012 was developed beginning in the late fall of 2011 and approved by the Board of Directors in April 2012.

The amount of annual cash bonus compensation awarded to our executive officers is tied to the business plan by initially measuring actual company performance against the target for earnings per share set in the business plan. While no financial performance measure or measures can perfectly reflect company performance, we believe earnings per share is a fair measure of performance that also focuses our executives on the measure of perhaps greatest significance to our stockholders, thus aligning our executives' interests with those of our stockholders. Where appropriate, individual non-financial performance measures are also considered in determining annual cash bonus compensation.

For the Chief Executive Officer and the Chief Financial Officer, the target amount of their annual cash incentive awards is equal to 80% and 60%, respectively, of their annual base salaries, and the maximum amount of their annual cash incentive awards (subject to discretionary increases by the committee) is equal to 160% and 120%, respectively, of their annual base salaries. Our other executive officers have annual cash bonus award targets that are set by the Chief Executive Officer, with the approval of the compensation and management development committee, according to the executive officer's job function and level within Triumph. These target and maximum bonus amounts are set and, from time to time, adjusted based upon a consideration of each executive's compensation level to provide a balance between fixed compensation and compensation at risk that is appropriate in our judgment in each case, taking into consideration the significance of the position and the executive's record of performance against company objectives. For example, an executive with an established record of successful performance is likely to receive an increase in target and maximum bonus opportunities rather than significant increases in base salary. No payment under the annual cash bonus plan to any one executive officer in any fiscal year may exceed $3.0 million.

The compensation and management development committee determines the amount of the annual cash bonus award of the Chief Executive Officer. The Chief Executive Officer determines the amount of the award to each other executive officer and the other members of management, subject to the review and approval of the compensation and management development committee.

For the fiscal year ended March 31, 2012, the financial performance goal established for the year by the compensation and management development committee, in addition to any individual performance goals, was the achievement by the Company of earnings per share of at least $8.39 pre-split ($4.20 post-split). Ultimately, for fiscal 2012, we reported fully diluted earnings per share of $5.75. Based upon our performance and its evaluation of other aspects of Mr. Ill's performance as described above, the compensation and management development committee approved a bonus for Mr. Ill of $1,408,000 for the fiscal year ended March 31, 2012 (160% of salary), an increase of 8% from the prior year's bonus of $1,300,000. For similar reasons, the compensation and management development committee approved bonuses of $576,000, $564,000, $265,000 and $160,000 for Messrs. Frisby, Kornblatt, Wright and Kindig, respectively, for the fiscal year ended March 31, 2012 (120%, 120%, 95% and 77% of their annual salaries, respectively). With respect to Messrs. Frisby, Kornblatt, Wright and Kindig, the bonus represented an increase of 13%, 11%, 2% and 3% from their prior year's bonuses.

Long-Term Equity Compensation

We award stock options and restricted stock to executive officers and other management employees to align management's interest with that of its stockholders. Under Triumph's 2004 Stock Incentive Plan, the compensation and management development committee can grant stock options and restricted stock awards to our executive officers as well as to other employees. The compensation and management development committee sets guidelines for the size of stock option awards and restricted stock awards based on factors, including competitive compensation data, similar to those used to determine base salaries and annual cash incentive compensation. The compensation and management development committee determines the size of any grant made to the Chief Executive Officer. The compensation and management development committee also approves the amounts of the grants made to the other executive officers and other members of management, based upon the recommendation of the Chief Executive Officer. In the event of poor corporate performance, the compensation and management development committee may elect not to make equity awards.

Until our 2007 fiscal year, we generally made equity compensation awards under the 2004 Stock Incentive Plan in the form of incentive or nonqualified stock options. The awards were generally made to our executive officers and other senior management employees. The stock options were granted with an exercise price equal to the market price of the common stock on the date of grant, vested over four years and may be exercised for up to ten years from the date of grant. This approach was designed to incentivize the creation of stockholder value over the long term because the full benefit of the compensation package could not be realized unless stock price appreciation occurs over a number of years.

Beginning with our 2006 fiscal year, the compensation and management development committee awarded grants of performance-based restricted stock to our executive officers under the 2004 Stock Incentive Plan. For the grants made for fiscal 2006 and fiscal 2007, the target number of shares covered by each award was subject to increase or decrease based upon the extent to which we achieved an established earnings per share target for the fiscal year, and there was the possibility that the grant would be eliminated altogether if Triumph's performance for that fiscal year was sufficiently below that objective. In addition, an executive who received an award forfeited the award altogether if the executive voluntarily resigned from Triumph within four years of the grant. This approach was designed to incentivize the creation of stockholder value over the long term because the number of shares covered by the award, and whether the award would be made at all, would depend upon the extent of management's achievement of the performance target set for the given fiscal year. It was also designed to induce management to remain with Triumph because the award would be forfeited if the grant recipient voluntarily resigns. For restricted stock awards granted in fiscal 2007, the target number of shares covered by each award was equal to 50% of the executive officer's annual base salary on the date of grant, based upon the closing price per share of our common stock as of the date the compensation and management development committee approved the grants.

For the fiscal years ended March 31, 2008, March 31, 2009 and March 31, 2010, the compensation and management development committee awarded a combination of grants of performance-based restricted stock to our executive officers under the 2004 Stock Incentive Plan and deferred cash payments. Under the terms of the grants, if we were to achieve a target level of earnings per share for the fiscal year, then the executive officers would receive a combination of restricted stock and deferred cash of a total value equal to 50% of their respective base salaries as adjusted at the beginning of that fiscal year. The portion of the grant represented by restricted stock grant was a number of shares having a value equal to 70% of the total value of the combined grant (using the stock value as of the date the compensation and management development committee determined that the performance objective had been achieved). The remaining portion of the grant is to be paid in cash at the same time that the restrictions on the stock grant lapse. If we had failed to achieve the target performance objective for the fiscal year, the grant would have been eliminated altogether. If the executive remains with Triumph three years after the achievement of the performance target, he will receive the shares of stock free of restrictions as well as the cash payment. This approach was designed to incentivize the creation of stockholder value over the long term because the achievement of the award depends upon the extent of management's achievement of the performance target set for the given fiscal year. Moreover, we believed the desire to increase the value of the stock to be received upon expiration of the restrictions would induce management both to remain with Triumph to avoid forfeiture of the grant and to achieve superior performance to increase the value of the stock ultimately received.

On September 28, 2010, our Board of Directors adopted the Executive Incentive Plan (the "Executive Incentive Plan"), which is designed to promote the achievement of the Company's business objectives by those senior executives (including the executive officers named in this proxy statement) who are most responsible for Company strategy, achievement of synergies from the Vought Acquisition, improvement of operations, and future acquisitions, with an enhanced focus on the longer term and using performance metrics related to the performance objectives on which they are evaluated, but different from those upon which the annual cash bonus compensation is based. Participation in the Executive Incentive Plan is limited to senior executives of the Company who are designated as eligible, and eligibility is determined by the compensation and management development committee within 90 days after the beginning of each plan year. Award periods under the Executive Incentive Plan are three-year periods, which include a one-year performance period as the first year of such period. In accordance with Section 162(m) of the Internal Revenue Code, the compensation and management development committee establishes target incentive award and performance goals under the Executive Incentive Plan. At the end of each one-year performance period, the Committee determines each participant's earned incentive award, if any, based on the attainment of the performance goals during the performance period. Earned incentive awards may be made at a target level (the established performance goals are met at the 100% level), threshold level (the established performance goals are met such that 50% of the target incentive award is earned) and overachievement level (the established performance goals are exceeded such that 200% of the target incentive award is earned). Performance between the threshold, target and overachievement performance levels will result in awards adjusted in amount so as to be in linear proportion to the difference between the achieved performance level and the established performance levels. No award will be earned under the Incentive Plan for an award period if threshold is not met, and no award shall be earned that exceeds 200% of the target incentive award. The value of earned incentive awards is divided between an earned cash award, equal to 30% of the value of the earned incentive award, and an earned stock award, equal to 70% of the value of the earned incentive award. Earned stock awards consist of a stock award made under the 2004 Stock Incentive Plan, which will be subject to forfeiture and transfer restrictions through the end of the three-year award period, and the earned cash award will not be paid until the end of the three-year award period. Consistent with the objective of incentivizing performance over a longer term, one-third of each earned incentive award (both cash and stock components) is subject to forfeiture if the threshold performance is not maintained, on average, over the three-year award period.

For senior management employees other than the executives participating in the Executive Incentive Plan, we continued in fiscal 2011 and fiscal 2012 to make awards consisting of combination of grants of performance-based restricted stock to our executive officers under the 2004 Stock Incentive Plan and deferred cash payments in the manner described above for the 2008, 2009 and 2010 fiscal years.

We generally make awards of long-term equity compensation at a regularly scheduled meeting of the compensation and management development committee held in April of each year. However, for fiscal 2008, the grants were not approved until June 2007 when the final details of the structure of the grants were determined. Similarly, for fiscal 2011, the grants to our executive officers were not approved until September 2010 when our Executive Incentive Plan was adopted.

Also at the April meeting, the compensation and management development committee acts upon the annual cash incentive awards to management made with respect to Triumph's performance in the fiscal year just ended and usually approves the salary adjustments to be made for management for the new fiscal year. There is a regularly scheduled meeting of the full Board of Directors held shortly thereafter at which the compensation and management development committee reports on its actions with respect to executive and senior management compensation.

For the fiscal 2012 awards under the Executive Incentive Plan approved in April 2011, the compensation and management development committee employed a performance measure based on the concept of return on net assets ("Adjusted RONA"), but which adjusted for certain items that, upon consideration, the compensation and management development committee believed to be inappropriate to the Executive Incentive Plan's objectives. The compensation and management development committee established a target performance goal of Adjusted RONA of 15%, a threshold performance goal of 13.5%, and an overachievement performance goal of 16.5%. In April 2012, the compensation and management development committee determined that, subject to the full Board's approval of our financial results for the fiscal year ended March 31, 2012, Triumph had achieved Adjusted RONA of 19.4% using the performance measure established by the compensation and management development committee, thus exceeding the overachievement level established for the fiscal 2012 awards. Accordingly, the amounts of the fiscal 2012 awards under the Executive Incentive Plan as actually achieved equaled 200% of the target amounts. Based upon the then current price of a share of Triumph common stock, the number of shares covered by the restricted stock grants awarded in April 2011 under the Executive Incentive Plan amounted to a total of 67,181 shares of restricted stock, of which 57,427 shares were awarded to our executive officers. The shares will remain restricted until April 2014. At the same time, the fiscal 2012 performance-based awards granted to senior management other than those participating in the Executive Incentive Plan were also determined to have been earned, resulting in the award of an additional 23,858 shares of restricted stock that will remain restricted until April 2015.

We have never made equity compensation awards other than at a regularly scheduled meeting of the Board of Directors or the compensation and management development committee.

Pension Benefits

We have a split dollar life insurance program and supplemental executive retirement plan under which certain of our executive officers participate. Benefits are payable upon normal retirement, which is age 65. Early retirement benefits are available with an actuarial reduction for early commencement. The pension benefits, which are described in more detail beginning on page 33 of this proxy statement, are intended to provide competitive retirement benefits to our executives when considered in conjunction with the other retirement benefits we offer.

Deferred Compensation

We offer all of our executives the opportunity to defer all or any part of their bonus for any year, to be paid out over the following two years. Further information about the deferred compensation plan is set forth on page 30 of this proxy statement. We believe that the deferred compensation is consistent with competitive practices in our industry.

Perquisites

We provide certain of our executive officers with other benefits, reflected in the All Other Compensation column in the Summary Compensation Table below. We believe the additional benefits are reasonable, competitive and consistent with Triumph's overall executive compensation program. We believe that these benefits generally allow our executives to work more efficiently and in the case of the tax preparation and counseling services, help them to optimize the value received from the compensation and benefit programs offered. The costs of these benefits constitute only a small percentage of each executive's total compensation. Included among the benefits are personal use of the company plane (valued based on the incremental cost to Triumph for fuel, landing fees and other variable costs of operating the airplane, but not including fixed costs that do not change based on usage, such as pilots' salaries, depreciation of the purchase cost of the aircraft and the cost of general maintenance), payment of club dues for Messrs. Ill, Frisby and Kornblatt, and tax preparation for Messrs. Ill and Kornblatt. Set forth below is the aggregate value of perquisites received by each of our executive officers during fiscal 2012.

Name	Total ($)
Richard C. Ill	30,274
Jeffry D. Frisby	73,727
M. David Kornblatt	29,110
John B. Wright, II	—
Kevin E. Kindig	—

Employment Agreements

In June 2007, the compensation and management development committee determined that it would be appropriate to provide employment agreements to the executive officers effective only upon the occurrence of a change of control of Triumph. The prospect of a change of control, such as a possible acquisition by another company, causes executives two problems: the executives may be distracted by the need to obtain employment elsewhere; and their personal interest may be at cross purposes with the stockholders' interest in realizing maximum share value. The executives should have a reasonable level of incentive to consummate the deal. A reasonable level of incentive means they have the security to know that there will be sufficient compensation to cover an extended period of seeking comparable jobs in the event that the acquiror terminates their employment. We believe that the change of control employment agreements will afford the executive a reasonable level of incentive to consummate the deal, and Triumph accordingly entered into the agreements with Messrs. Ill, Kornblatt, Frisby, Wright and Kindig on March 7, 2008. Further information about the agreements and the benefits offered by Triumph upon a change of control can be found beginning on page 37 of this proxy statement.

Since the change of control employment agreements would not be effective until a change of control takes place, the executives will continue to serve at the will of the Board. This allows Triumph to terminate their employment with discretion as to the terms of any severance arrangement except upon the occurrence of a change of control. We believe these agreements recognize the executives' legitimate concern that a transaction in Triumph's long-term interest may necessitate their loss of employment while preserving Triumph's flexibility in retaining executive management in the absence of such a transaction.

Stock Ownership Guidelines

In September 2010, the Board of Directors amended the stock ownership guidelines, adopted in June 2007, prescribing minimum levels of Triumph stock ownership our senior executives are expected to meet. The ownership target is expressed as a multiple of base salary. As amended, there are three tiers within senior management covered by the guidelines. For the Chief Executive Officer, the multiple is five. For each of the Chief Operating Officer and the Chief Financial Officer, the multiple is three. For other executive officers and members of senior management, the multiple is one. An executive is required to achieve the guideline within five years of assuming a position subject to the guidelines or assuming a new position subject to a higher level of ownership. All of the executive officers named in the Summary Compensation Table meet the guidelines.

Executive Compensation Tables

Summary Compensation Table

The following table summarizes the total compensation we paid to Richard C. Ill, Chairman and Chief Executive Officer, M. David Kornblatt, Executive Vice President, Chief Financial Officer and Treasurer, and to each of the three most highly compensated executive officers of Triumph, other than the Chief Executive Officer and Chief Financial Officer, for the each of the three fiscal years ended March 31, 2012. We refer to these individuals as the executive officers elsewhere in this Proxy Statement. There is further information about our current executive officers in the 2012 Annual Report on Form 10-K enclosed with this Proxy Statement, and we incorporate that information in this Proxy Statement by reference.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Richard C. Ill	2012	880,000	1,408,000	1,680,000	44,493	53,940	4,066,433
Chairman and Chief Executive Officer	2011	800,000	1,300,000	253,750	10,762	83,561	2,448,073
	2010	725,000	1,225,000	253,797	166,701	59,469	2,429,967
Jeffry D. Frisby	2012	480,000	576,000	595,000	155,884	85,913	1,892,797
President and Chief Operating Officer	2011	425,000	510,000	116,200	36,484	75,806	1,163,490
	2010	235,166	450,000	116,251	88,587	—	890,004
M. David Kornblatt	2012	470,000	564,000	595,000	—	39,583	1,668,583
Executive Vice President, Chief Financial Officer	2011	425,000	510,000	140,350	—	60,002	1,135,352
and Treasurer	2010	401,000	500,000	140,371	—	24,385	1,065,756
John B. Wright, II	2012	280,000	265,000	210,000	—	10,617	765,617
Vice President, General Counsel and	2011	250,000	260,000	81,900	—	16,581	608,481
Secretary	2010	234,000	240,000	81,902	—	8,826	564,728
Kevin E. Kindig	2012	208,500	160,000	132,320	46,807	10,102	557,729
Vice President and Controller	2011	197,600	155,000	66,500	18,396	14,342	451,838
	2010	190,000	130,000	66,560	19,490	6,694	412,744

(1) "Bonus" consists of cash bonuses earned in the fiscal year identified. Such bonuses were earned pursuant to Triumph's annual cash bonus plan for executive officers.

(2) The "Stock Awards" column reflects the grant date fair value for all restricted stock awards granted under the 2004 Stock Incentive Plan during fiscal 2010, 2011, and 2012. These amounts are determined in accordance with Accounting Standards Codification 718 without regard to any estimate of forfeiture for service vesting.

(3) Represents changes in value under our Supplemental Retirement Plan (the "SERP") and the split dollar life insurance program (the "Split Dollar Program"). See "Pension Benefits" beginning on page 33 of this Proxy Statement for additional information, including the present value assumptions used in this calculation.

(4) All Other Compensation includes (i) Triumph's match for contributions to the 401(k) plan; (ii) income imputed to the executive officer under Triumph's group's term life insurance policy; (iii) for Messrs. Ill, Frisby and Kindig, income imputed to the executive officers for the death benefit portion of the Split Dollar Program; (iv) for Messrs. Ill, Frisby and Kornblatt, personal use of Triumph's airplane; (v) for Messrs. Ill, Frisby and Kornblatt, payment of club dues; and (vi) for Messrs. Ill and Kornblatt, tax preparation allowance.

Grants of Plan-Based Awards

The following table lists, for each of the executive officers named in the Summary Compensation Table, information about plan-based awards granted during fiscal 2012.

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards ($)(1)(2)	All Other Stock Awards: Number of Shares of Stock or Units (#)	Grant Date Fair Value of Stock and Option Awards ($)
		Target		
Richard C. Ill	4/28/2011	$ 1,320,000	—	—
Jeffry D. Frisby	4/28/2011	$ 480,000	—	—
M. David Kornblatt	4/28/2011	$ 470,000	—	—
John B. Wright, II	4/28/2011	$ 168,000	—	—
Kevin E. Kindig	4/28/2011	$ 104,250	—	—

(1) Effective April 28, 2011, the compensation and management development committee awarded an incentive performance-based award to our executive officers payable, if achieved, in shares of restricted stock under the 2004 Stock Incentive Plan and a deferred cash payment. Pursuant to the award, the recipient would receive restricted stock and cash valued at a specified percentage of such recipient's base salary, with 70% of the value of the award paid in restricted stock and 30% of the value of the award paid in cash. In order to receive the restricted stock and cash, Triumph must have achieved a return on net assets (as calculated under the terms of the plan) of 13.5%. If the incentive award performance metrics are attained, the restricted stock will be issued in fiscal 2012, subject to vesting, and the award will vest in full in 2014 and be released to the recipient, provided that such recipient remains employed by Triumph or one of its affiliates through the payment date.

(2) Subsequent to March 31, 2012, the compensation and management development committee determined that Triumph had attained the performance objectives for fiscal 2012 and finalized the incentive award payout as follows: Issuance of restricted shares: Mr. Ill-29,817, Mr. Frisby-10,843, Mr. Kornblatt-10,617, Mr. Wright-3,795 and Mr. Kindig-2,355. The restricted stock awards vest in full no later than June 15, 2014. In addition, it was determined that the cash payments would be made in 2014 as follows: Mr. Ill-$792,000, Mr. Frisby-$288,000, Mr. Kornblatt-$282,000, Mr. Wright-$100,800 and Mr. Kindig-$62,550, provided that the recipient remains employed by Triumph or one of its affiliates through the payment date.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information concerning outstanding equity awards at March 31, 2012.

Name	Option Awards							Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Grant Date(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(2)(3)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights Not Vested ($)
Richard C. Ill	80,000	—	16.42	11/12/2003	11/12/2013	—	—	—	—
	22,320	—	15.37	4/22/2005	4/22/2015	—	—	—	—
	—	—	—	—	—	12,514	784,127	—	—
	—	—	—	—	—	6,650	416,689	—	—
	—	—	—	—	—	39,466	2,472,940	—	—
Jeffry D. Frisby	4,634	—	22.46	4/19/2002	4/19/2012	—	—	—	—
	6,090	—	16.42	11/12/2003	11/12/2013	—	—	—	—
	3,963	—	15.37	4/22/2005	4/22/2015	—	—	—	—
	—	—	—	—	—	5,730	359,042	—	—
	—	—	—	—	—	3,046	190,862	—	—
	—	—	—	—	—	13,978	875,861	—	—
M. David Kornblatt	—	—	—	—	—	12,000 (4)	751,920	—	—
	—	—	—	—	—	6,922	433,733	—	—
	—	—	—	—	—	3,678	230,463	—	—
	—	—	—	—	—	13,978	875,861	—	—
John B. Wright, II	20,000	—	16.25	7/12/2004	7/12/2014	—	—	—	—
	8,000	—	15.37	4/22/2005	4/22/2015	—	—	—	—
	—	—	—	—	—	4,040	253,146	—	—
	—	—	—	—	—	2,146	134,468	—	—
	—	—	—	—	—	4,934	309,164	—	—
Kevin E. Kindig	3,182	—	22.46	4/19/2002	4/19/2012	—	—	—	—
	2,000	—	16.42	11/12/2003	11/12/2013	—	—	—	—
	4,478	—	15,37	4/22/2005	4/22/2015	—	—	—	—
	—	—	—	—	—	3,280	205,525	—	—
	—	—	—	—	—	1,744	109,279	—	—
	—	—	—	—	—	3,250	203,645	—	—

(1) Options vest in four equal installments on the anniversary of the grant date.

(2) Represents restricted stock awards made on (a) April 24, 2008, which will vest on April 24, 2012, and (b) April 24, 2009, which will vest on April 24, 2013; and (c) April 24, 2010, which will vest on April 24, 2014.

(3) With respect to the awards outstanding at fiscal year end, the named executive officers' restricted stock was released from restriction subsequent to March 31, 2012, as payment of a fiscal 2009 performance-based incentive award described in footnotes (2) and (3) to the Grants of Plan-Based Awards table.

(4) Upon joining Triumph, Mr. Kornblatt was granted 24,000 restricted shares that vest on the third, fourth, fifth and sixth anniversary of the grant date. The fourth anniversary was on June 14,

2011, when 6,000 shares were released.

Option Exercises and Stock Vested

The following table sets forth information concerning option exercises and stock vested.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Richard C. Ill	40,000	1,646,400	7,996	332,273
Jeffry D. Frisby	12,872	273,401	3,706	154,002
M. David Kornblatt	—	—	10,470	469,430
John B. Wright, II	—	—	2,618	108,790
Kevin E. Kindig	8,818	560,119	2,118	88,013

Pension Benefits

The following table sets forth information concerning pension benefits of the executive officers.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During Last Fiscal Year ($)
Richard C. Ill	SERP	19.0	3,233,371	—
	Split	19.0	1,569,775	—
Jeffry D. Frisby	SERP	16.0	422,903	—
	Split	16.0	38,692	—
Kevin E. Kindig	SERP	19.0	176,924	—
	Split	19.0	26,932	—

(1) Present values were calculated for the SERP using the following actuarial assumptions: Discount Rate - as of March 31, 2012, a discount rate of 4.62% prior to age 65 and 2.25% after age 65; as of March 31, 2011, a discount rate of 5.58% prior to age 65 and 3.50% after age 65; and, for March 31, 2010, 6.00% prior to age 65 and 3.75% after age 65; For Mr. Ill and Mr. Kindig, the Mortality Table used for 2012, 2011 and 2010, was the 1994 Group Annuity Mortality table projected to 2002 and blended 50% Male and 50% Female (Unisex table used for lump sum option under the plan); for Mr. Frisby, the Mortality Table was the table required for minimum lump sums under IRC 417(e).

Present values were calculated for the Split Dollar Plan using the following actuarial assumptions: Discount Rate - as of March 31, 2012, a discount rate of 4.62% both prior to and after age 65; as of March 31, 2011, a discount rate of 5.58% both prior to and after age 65; and as of March 31, 2010, 6.00% both prior to and after age 65; Mortality for 2012 was the RP 2000 Mortality Table projected as required by the IRS for minimum funding calculations; for 2011 and 2010, the Mortality Table was the RP 2000 Mortality table (without projection). Note: Mr. Ill's SERP Present Value was calculated as the greater of the current Lump Sum Value or the Lump Sum Value as of April 1, 2009.

In 1999, we adopted the Split Dollar Program to provide benefits for certain officers. For Mr. Ill, this program provides annual, lifetime retirement benefits equal to 65% of 1999 total pay, reduced by projected Social Security benefits and further reduced for projected service of less than 20 years. The other officers received annual, lifetime benefits based on their 1999 total pay, projected years of service and other performance parameters. The program provides a death benefit to each participant equal to ten times the participant's expected annual benefit, reduced by any distributions received, but in no event less than $25,000. Because of the restrictions on loans to executive officers included in the Sarbanes-Oxley Act of 2002, the program was amended in 2002 to retain the split dollar policies purchased in 1999 with no further premium payments, reassign the additional policies to Triumph and adopt an unfunded SERP.

The participating officers' benefits under the Split Dollar Program and SERP are fully vested and, therefore, are entitled to benefits under the Split Dollar Program upon reaching retirement age (age 65) no matter when they terminate their employment with Triumph. However, if a participating officer is terminated for cause, he is not entitled to receive any benefit under the Split Dollar Program or the SERP. For the purposes of both programs, cause includes dishonesty or willful misconduct in carrying out duties for Triumph, breach of fiduciary duty to Triumph for personal benefit and willful violation of law. In addition, in order to continue to receive benefits under the SERP and the Split Dollar Program, the participating officer cannot compete with Triumph.

The total benefits expected to be provided by the Split Dollar program and the SERP are as follows:

	Total Death Benefit ($)	Annual Payment from Split Dollar ($)	Annual Payment from SERP ($)	Total Annual Payment ($)
Richard C. Ill	3,605,150	139,097	221,418	360,515
Jeffry D. Frisby	445,900	4,401	40,189	44,590
Kevin E. Kindig	208,320	3,217	17,615	20,832

During 2011, the Split Dollar benefits for Mr. Frisby was restricted. One of his policies was reassigned back to the company, with the other policy being frozen with no further premium payments, reducing his Split Dollar benefit to $4,401. In addition, an unfunded SERP was adopted for Mr. Frisby to provide for the benefits lost due to the restructuring of the Split Dollar benefits. The SERP provides for a lump sum distribution upon severance from service with the payment made in five equal installments plus interest. The lump sum payment is based on the 10 year Treasury bond rate if due to severance from employment after age 62, disability, death or change of control; otherwise, the lump sum is calculated using the mortality and interest rates for minimum lump sums under IRC 417(e).

Expert for the SERP provided to Mr. Frisby, both programs allow for early retirement at age 62 provided that the employee makes an irrevocable election at least 12 months prior to termination of employment. Benefits are reduced by 8% for each year early between ages 62 and 65. In addition, the SERP allows for a lump sum distribution based on the 10 year Treasury bond rate as of the date of retirement, provided that an irrevocable election was made at least 12 months prior to termination. Mr. Ill is currently eligible for normal retirement under both programs. Mr. Ill has also made an election that, upon retirement, he will receive his SERP benefit in the form of a lump sum. If Mr. Ill were to have retired on March 31, 2012, he would have received an annual benefit of $139,097 under the Split Dollar program and a lump sum payment of $3,233,371 under the SERP.

Deferred Compensation

We offer all of our executives the opportunity to defer all or any part of their bonus for any year. During the deferral period, the deferred amounts are credited interest at the 10 year U.S. Treasury rate plus 2%. During fiscal 2012, this interest rate was 5.31%. The amount is payable at the executive's option, at any time in the future prior to 6 years post retirement in one to five year annual increments, except that, if the executive dies, the aggregate balance deferred at the time of his death is payable to his beneficiaries.

Potential Payments upon Termination or Change of Control

As of March 31, 2012, our executive officers did not have employment agreements with Triumph. The information below describes and quantifies compensation that would become payable under existing arrangements in the event of termination of such executive officer's employment under several different circumstances. The amounts shown assume that such termination was effective as of March 31, 2012, and thus include amounts earned through such time and are estimates of the amounts that would be paid to the executive officers upon their termination. The actual amounts to be paid can only be determined at the time of such executive officer's separation from Triumph.

Severance. In addition to the items described below, payments and benefits provided on a non-discriminatory basis to salaried employees generally and in the event of a change of control as discussed below, the compensation and management development committee or the independent directors of the Board may authorize additional severance benefits, although they are not obligated to do so.

Pension Benefits. A description of the Split Dollar Life Insurance Program in which Messrs. Ill, Frisby and Kindig participate and the SERP in which Messrs. Ill and Kindig participate, including each of their vested benefits under the programs, is included beginning on page 33 of this proxy statement. Messrs. Kornblatt and Wright do not participate in either the SERP or the Split Dollar program and Mr. Frisby does not participate in the SERP. Neither the SERP nor the Split Dollar Program are available on a non-discriminatory basis to salaried employees generally.

Stock Options. Messrs. Ill, Frisby, Wright and Kindig hold stock options issued under our 2004 Stock Incentive Plan. With regard to the outstanding stock options held by Messrs. Ill, Frisby, Wright and Kindig, if the executive officer's employment terminates for any reason, then all options issued under the 2004 Stock Incentive Plan held by the executive officer will terminate ninety days after the executive officer's termination, except as follows:

- if an executive officer's employment terminates as a result of the executive officer's death, then all vested options will remain exercisable and all options may be exercised until expiration of the stated term of the option;
- if an executive officer's employment terminates as a result of the executive officer's disability or retirement due to age, then all exercisable options shall remain exercisable until the expiration of the stated term of the option;
- if an executive officer ceases to be an employee as a result of participation in a voluntary severance incentive program, unless the voluntary severance incentive program provides otherwise, all unvested options will immediately vest and all outstanding options will be exercisable until the expiration of the stated term of the option; and
- if an executive officer ceases to be an employee because of a divestiture by Triumph or termination as part of a workforce restructuring program, the compensation and management development committee may, in its sole discretion, make some or all of the outstanding options granted to the executive officer become fully vested, and such options shall remain exercisable until the expiration of the stated term of the option.

In the event of a change of control (as defined in the 2004 Stock Incentive Plan), the executive officers' stock options do not automatically accelerate. Acceleration of vesting upon a change of control is at the discretion of the compensation and management development committee.

Messrs. Ill, Frisby, Wright and Kindig hold stock options issued under our 1996 Stock Option Plan, all of which are fully vested. With regard to the outstanding stock options held by Messrs. Ill, Frisby, Wright, and Kindig, if the executive officer's employment terminates for any reason, then all options issued under the 1996 Stock Option Plan held by the executive officer will terminate thirty days after the executive officer' termination, except as follows:

- if an executive officer's employment terminates as a result of the executive officer's death, then all options will remain exercisable until expiration of the stated term of the option; and
- if an executive officer's employment terminates as a result of the executive officer's disability or retirement due to age, then all options shall remain exercisable until the expiration of the stated term of the option.

The table below sets forth the value each executive officer would have realized upon the exercise of his outstanding options under several different termination and change of control scenarios. Amounts in the table are based on a $62.66 closing price per share of our common stock on March 30, 2012 (the last trading day of fiscal 2012) and assume the executive officer immediately exercised and sold all of their vested stock options.

Name	Voluntary termination; involuntary termination; death; disability; retirement		Termination as part of a voluntary severance program; change of control of Triumph with accelerated vesting; termination as part of divestiture or workforce restructuring program with accelerated vesting	
Richard C. Ill	$	6,411,371	$	6,411,371
John B. Wright, II	$	1,754,480	$	1,754,480
Kevin E. Kindig	$	605,296	$	605,296
Jeff Frisby	$	654,022	$	654,022

Restricted Stock. Messrs. Ill, Frisby, Kornblatt, Wright and Kindig hold restricted stock issued under our 2004 Stock Incentive Plan. The restricted stock awards are made based upon whether Triumph achieves an established performance objective for a particular fiscal year and the market price of Triumph's common stock when it is determined that the performance objective for the fiscal year has been achieved. If Triumph fails to achieve the target performance objective for the fiscal year, the grant would be eliminated altogether. If Triumph achieves the target performance objective for the fiscal year and the grant recipient remains with Triumph for an additional three years following such achievement, the recipient will receive the shares of stock free of restrictions. With regard to the restricted stock held by Messrs. Ill, Kornblatt, Wright and Kindig, if the executive officer's employment terminates for any reason, then all unvested shares of restricted stock held by the executive officer under the 2004 Stock Incentive Plan will be forfeited, except as follows:

- if an executive officer's employment terminates as a result of disability or retirement, the outstanding shares of restricted stock will continue to vest, provided the executive officer refrains from competing with Triumph, does not disclose or improperly use any confidential information of Triumph, discloses and assigns to Triumph any inventions or ideas related to Triumph's business that the executive officer made or conceived during his employment and, in the case of retirement, provides limited consulting services to Triumph, if requested;

- if an executive officer ceases to be an employee as a result of participation in a voluntary severance incentive program, unless the voluntary severance incentive program provides otherwise, all unvested shares of restricted stock will immediately vest and all forfeiture provisions will lapse; and

- if an executive officer ceases to be an employee because of a divestiture by Triumph or termination as part of a workforce restructuring program, the compensation and management development committee may, in its sole discretion, make some or all of the executive officer's outstanding restricted stock vested.

In the event of a change of control (as defined in the 2004 Stock Incentive Plan), the restrictions on the executive officers' restricted stock do not automatically terminate. Termination of restrictions upon a change of control is at the discretion of the compensation and management development committee. The aggregate value of each executive officer's outstanding restricted stock awards is included in the "Outstanding Equity Awards at Fiscal Year-End" table on page 32 of this Proxy Statement.

Executive Incentive Plan. As discussed on page 25 above, the Board of Directors adopted the Executive Incentive Plan on September 28, 2010. If a participating executive terminates his or her employment with the Company prior to the payment date for an incentive award, other than in the event of death, disability, or retirement, or if a participating executive's employment is terminated by the Company for any reason during the three-year award period, then the incentive award for such award period will be forfeited. In addition, if employment is terminated by the Company for "cause" (as defined in the Executive Incentive Plan) after the end of an award period but before the incentive award is paid, such award will also be forfeited. An executive whose employment terminates because of death, disability, or retirement after the end of the one-year performance period but before the end of the three-year award period will be entitled to payment of an incentive award at the same time, on the same terms, and subject to the same conditions, as if he or she had remained employed by the Company through the end of the award period. In the event of a change in control (as defined in the Executive Incentive Plan), payment of incentive awards will be accelerated to the date of the change in control.

Change of Control Employment Agreements. As discussed on page 28 above, we entered into change of control employment agreements with each of Messrs. Ill, Frisby, Kornblatt, Wright and Kindig on March 7, 2008. Under the agreements, each of these executives will become entitled to additional payments and benefits if his employment is terminated under certain conditions within two years (three years in the case of Messrs. Ill and Kornblatt) following a change of control of Triumph. For the purposes of the agreements, a change of control means one of the following events:

- a person, entity or group becomes beneficial owner of 20% or more of our common stock or voting securities;

- there is generally a change in a majority of the our Board of Directors;

- certain corporate reorganizations occur unless stockholders receive 50% or more of the voting securities of the surviving entity, at least a majority of the Board of Directors of the surviving entity were incumbent members of our Board and no person who did not own stock prior to the corporate reorganization becomes a 20% or more holder of the surviving entity; or

- the stockholders approve a liquidation or dissolution of the company.

The principal provisions of the change of control employment agreements will only become effective upon the occurrence of a change of control or if the executive's employment is terminated in connection with or in anticipation of a change of control. Under the agreements, each executive's employment with Triumph will continue for two years (three years in the case of Messrs. Ill and Kornblatt) from the date of the change of control (the "Employment Period"). During the Employment Period, the executive will continue in the position he held prior to the change of control and receive generally a monthly base salary at least equal to the highest monthly base salary paid to the executive by Triumph during the year prior to the change of control, an annual bonus in cash at least equal to the highest annual bonus paid to the executive for any of the three fiscal years prior to the change of control (the "Recent Annual Bonus") and incentive, savings, welfare benefit, fringe benefit and retirement plan participation at least equal to those provided to him prior to the change of control.

The change of control employment agreements provide that if, during the Employment Period, the executive's employment is terminated by Triumph or the company resulting from a business combination other than for cause, death or disability, or is terminated by the executive for good reason (each as defined in the agreements), he will receive, in a lump sum payment, his then current base salary through the date of termination (to the extent not paid), his bonus for the immediately preceding fiscal year if such bonus has been determined but not paid, his accrued but unpaid vacation pay, his unreimbursed business expenses and an amount representing certain severance benefits. The severance benefits under the agreements will consist of:

- a pro-rated bonus for the year in which the date of termination occurs, based on the higher of the Recent Annual Bonus and the executive's annual bonus for the last fiscal year (such higher amount, the "Highest Annual Bonus");
- an amount equal to two times (three times in the case of Messrs. Ill and Kornblatt) (a) the executive's annual base salary plus (b) the Highest Annual Bonus; and
- a payment equal to Triumph's contributions under Triumph's qualified and supplemental defined contribution plans that the executive would have received if he had continued to be employed for two years (three years in the case of Messrs. Ill and Kornblatt) after the date of termination.

The executive will also receive health and other welfare benefits for two years (three years in the case of Messrs. Ill and Kornblatt) at equal levels of coverage.

The change of control employment agreements will also provide that if the executive's employment is terminated by Triumph for cause, death or disability, or is terminated by the executive without good reason, such executive will receive his then current base salary through the date of termination, together with all compensation and benefits to which he is entitled under Triumph's benefit plans for periods preceding the date of termination. In addition, if the executive's employment terminates as a result of death or disability, the executive (or his beneficiaries) will receive death or disability benefits, as applicable, a pro-rated bonus for the year in which the date of termination occurs based on the Highest Annual Bonus and his bonus for the immediately preceding fiscal year if such bonus has been determined but not paid, his accrued and unpaid vacation pay and his unreimbursed business expenses. If an executive voluntarily terminates his employment without good reason, he will also receive a pro-rated bonus for the year in which the date of termination occurs based on the Highest Annual Bonus and accrued and unpaid vacation pay and his unreimbursed business expenses.

Payments upon termination are subject to a six month delay if necessary to avoid additional tax under Section 409A of the Code. If a payment is delayed due to Section 409A, such payment will earn interest at the applicable federal rate.

The agreements further provide that if any payment or benefit to an executive, whether pursuant to the agreements or otherwise, is subject to the excise tax imposed by the Code on "excess parachute payments," then an additional payment will be made to such executive so that the amount he receives on a net basis will be the same amount that he would have received absent the applicability of the excise tax. However, to the extent the payment or benefit does not exceed 110% of the specified statutory threshold amount giving rise to excise tax, then no additional payment will be paid and the compensation under the change of control employment agreement will be reduced below such statutory threshold.

Pursuant to the change of control employment agreements, each executive has agreed to keep confidential all secret or confidential information of Triumph obtained by the executive over the course of his employment.

Assuming a change in control and termination of employment on March 31, 2012, estimated cash severance payments under the change in control agreements (excluding the value of equity awards, continued health and welfare benefits and outplacement services) would be approximately: Mr. Ill-$7.3 million; Mr. Frisby-$3.3 million; Mr. Kornblatt-$2.9 million; Mr. Wright-$1.6 million; and Mr. Kindig-$1.1 million. In addition, Messrs. Ill and Kornblatt would be entitled to an excise tax gross-up estimated to be approximately $2.6 million and $1.2 million, respectively.

Accrued Pay and Regular Retirement Benefits. In addition to the benefits described above, the executive officers are also entitled to certain payments and benefits upon termination of employment that are provided on a non-discriminatory basis to salaried employees generally upon termination of employment. These include:

- accrued salary and vacation pay;
- life insurance benefits; and
- distributions of plan balances under Triumph's 401(k) plan.

Similarly, except as described above, upon termination of employment, an executive officer's options and restricted stock awards are subject to the terms applicable to all recipients of such awards under Triumph's applicable plans. We are not obligated to provide any special accelerated vesting of executive officers' options or restricted stock awards.

Other than items described above, payments and benefits provided on a non-discriminatory basis to salaried employees generally and the change of control context, discussed below, the compensation and management development committee or the Board may authorize additional severance benefits, although they are not obligated to do so.

EQUITY COMPENSATION PLAN INFORMATION

The following table summarizes certain information with respect to our compensation plans and individual compensation arrangements under which our equity securities have been authorized for issuance as of the fiscal year ended March 31, 2012:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights		Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)		(b)	(c)
Equity compensation plans approved by security holders	201,244	$	16.42	2,425,782
Equity compensation plans not approved by security holders	—		—	—
Total	201,244	$	16.42	2,425,782

SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

As of May 31, 2012, the following nominees for director, executive officers, all directors and executive officers as a group, and 5% beneficial owners, were known to us to be beneficial owners (as defined in regulations issued by the Securities and Exchange Commission (the "SEC")) of the outstanding common stock shown below.

A person is deemed to be the beneficial owner of securities that can be acquired by that person within 60 days from May 31, 2012 upon the exercise of options and warrants. Each beneficial owner's percentage ownership is determined by assuming that options and warrants that are held by that person (but not those held by any other person) and that are exercisable within 60 days from May 31, 2012 have been exercised.

Unless otherwise indicated, the address of each person identified is c/o 899 Cassatt Road, Suite 210, Berwyn, Pennsylvania 19312.

Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

The percent of total shares outstanding is based upon 50,002,739 outstanding shares of common stock.

	Shares Beneficially Owned	
Name	**Number**	**Percent of Total Shares Outstanding**
Richard C. Ill(1)	666,763	1.3%
Jeffry D. Frisby(2)	73,282	*
M. David Kornblatt(3)	64,116	*
John B. Wright, II(4)	51,343	*
Kevin E. Kindig(5)(6)	61,351	*
Paul Bourgon	1,400	*
Elmer L. Doty	7,484	*
Ralph E. Eberhart	—	*
Richard C. Gozon(7)	156,190	*
Claude F. Kronk(8)(9)	102,938	*
Adam J. Palmer	—	*
Joseph M. Silvestri(10)	135,000	*
George Simpson	15,000	*
DBD investors V, L.L.C.(11) c/o The Carlyle Group 1001 Pennsylvania Avenue, N.W. Suite 220 South Washington, DC 20004-2505	4,666,116	9.3%
BlackRock, Inc.(12) 40 East 52nd Street New York, NY 10022	2,539,390	5.1%
The Vanguard Group, Inc.(13) 100 Vanguard Blvd. Malvern, PA 19355	2,501,652	5%
All executive officers and directors as a group (13 persons)	1,334,967	2.6%

* Less than one percent.

(1) Mr. Ill currently holds stock options to purchase 102,320 shares of common stock, which options may be exercised in the next 60 days. The amount shown in the table also includes 75,933 shares of restricted common stock.

(2) Mr. Frisby currently holds stock options to purchase 10,026 shares of common stock, which options may be exercised in the next 60 days. The amount shown in the table also includes 27,867 shares of restricted common stock.

(3) Mr. Kornblatt currently holds 46,273 shares of restricted common stock.

(4) Mr. Wright currently holds stock options to purchase 28,000 shares of common stock, which options may be exercised in the next 60 days. The amount shown in the table also includes 10,875 shares of restricted common stock.

(5) Mr. Kindig currently holds stock options to purchase 8,720 shares of common stock, which options may be exercised in the next 60 days. The amount shown in the table also includes 7,349 shares of restricted common stock.

(6) Mr. Kindig disclaims beneficial ownership of 210 shares of common stock beneficially owned by his children.

(7) Mr. Gozon currently holds stock options to purchase 5,000 shares of common stock, which options may be exercised in the next 60 days.

(8) Mr. Kronk currently holds stock options to purchase 5,000 shares of common stock, which options may be exercised in the next 60 days.

(9) Mr. Kronk disclaims beneficial ownership of 89,938 shares of common stock beneficially owned by his child.

(10) Mr. Silvestri disclaims beneficial ownership of 16,000 shares of common stock beneficially owned by his children.

(11) Information is based on a Schedule 13D/A filed by DBD Investors V Holdings, L.L.C., DBD Investors V, L.L.C., TCG Holdings II, L.P., TC Group Investment Holdings, L.P., TC Group III, L.L.C, TC Group III, L.P., Carlyle Partners III, L.P., CP III Coinvestment, L.P., TCG Holdings, L.L.C., TC Group, L.L.C., TC Group II, L.L.C., Carlyle Partners II, L.P., Carlyle International Partners II, L.P., State Board of Administration of Florida, Carlyle-Aerostructures Partners, L.P., CHYP Holdings, L.L.C., Carlyle-Aerostructures Partners II, L.P., C/S International Partners, Carlyle-Aerostructures International Partners, L.P., Carlyle-Contour Partners, L.P., Carlyle SBC Partners II, L.P., Carlyle International Partners III, L.P., Carlyle-Aerostructures Management, L.P., Carlyle- Contour International Partners, L.P., and Carlyle Investment Group, L.P. on November 16, 2011. The Schedule 13D/A reports that on November 14, 2011, (a) DBD Investors V Holdings, L.L.C. had shared voting power and shared dispositive power over 3,211,324 shares, (b) DBD Investors V, L.L.C. had shared voting power and shared dispositive power over 3,211,324 shares shares, (c) TCG Holdings II, L.P. had shared voting power and shared dispositive power over 3,211,324 shares shares, (d) TC Group Investment Holdings, L.P. had shared voting power and shared dispositive power over 3,211,324 shares shares, (e) TC Group III, L.L.C. had shared voting power and shared dispositive power over

3,211,324 shares shares, (f) TC Group III, L.P. had shared voting power and shared dispositive power over 3,211,324 shares shares, (g) Carlyle Partners III, L.P. had shared voting power and shared dispositive power over 3,115,925 shares, (h) CP III Coinvestment, L.P. had shared voting power and shared dispositive power over 95,399 shares, (i) TCG Holdings, L.L.C. had shared voting power and shared dispositive power over 1,454,792 shares, (j) TC Group, L.L.C. had shared voting power and shared dispositive power over 1,454,792 shares, (k) TC Group II, L.L.C. had shared voting power and shared dispositive power over 865,248 shares, (l) Carlyle Partners II, L.P. had shared voting power and shared dispositive power over 407,555 shares, (m) Carlyle International Partners II, L.P. had shared voting power and shared dispositive power over 343,260 shares, (n) State Board of Administration of Florida had shared voting power and shared dispositive power over 158,344 shares, (o) Carlyle-Aerostructures Partners, L.P. had shared voting power and shared dispositive power over 127,259 shares, (p) CHYP Holdings, L.L.C. had shared voting power and shared dispositive power over 115,699 shares, (q) Carlyle-Aerostructures Partners II, L.P. had shared voting power and shared dispositive power over 97,478 shares, (r) C/S International Partners had shared voting power and shared dispositive power over 77,397 shares, (s) Carlyle-Aerostructures International Partners, L.P. had shared voting power and shared dispositive power over 50,521 shares, (t) Carlyle-Contour Partners, L.P. had shared voting power and shared dispositive power over 22,120 shares, (u) Carlyle SBC Partners II, L.P. had shared voting power and shared dispositive power over 18,575 shares, (v) Carlyle International Partners III, L.P. had shared voting power and shared dispositive power over 18,461 shares, (w) Carlyle-Aerostructures Management, L.P. had shared voting power and shared dispositive power over 12,637 shares, (x) Carlyle-Contour International Partners, L.P. had shared voting power and shared dispositive power over 5,091 shares, and (y) Carlyle Investment Group, L.P. had shared voting power and shared dispositive power over 395 shares. The address of DBD investors V, L.L.C. is c/o The Carlyle Group, 1001 Pennsylvania Ave. NW, Suite 220 South, Washington, D.C. 20004. Subsequent to the record date, on June 12, 2012, the funds affiliated with The Carlyle Group sold all 4,666,116 shares of the Company's common stock owned by them in a registered public offering.

(12) Information is based on a Schedule 13G/A filed by BlackRock, Inc. on February 8, 2012. The Schedule 13G/A reports that on December 30, 2011, BlackRock, Inc. had sole voting power and sole dispositive power over 2,839,900 shares. The address of BlackRock, Inc., is 40 East 52nd Street, New York, NY 10022.

(13) Information is based on Schedule 13G filed by The Vanguard Group, Inc. on February 9, 2012. The Schedule 13G reports that on December 31, 2011, The Vanguard Group, Inc. had sole voting power over 57,903 shares and sole dispositive power over 2,400,102 shares. The address of The Vanguard Group, Inc., is 100 Vanguard Boulevard, Malvern, PA 19355.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our directors, officers (including a person performing a principal policy-making function) and persons who own more than 10% of a registered class of our equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Directors, officers and 10% holders are required by SEC regulations to send us copies of all of the Section 16(a) reports they file. Based solely upon a review of the copies of the forms sent to us and the representations made by the reporting persons to us, we believe that during the fiscal year ended March 31, 2012, our directors, officers and 10% holders complied with all filing requirements under Section 16(a) of the Exchange Act.

STOCKHOLDER PROPOSALS-2013 ANNUAL MEETING

Proposals of stockholders intended to be presented at the annual meeting of stockholders in 2013 must be received by March 21, 2013 to be considered for inclusion in our proxy statement and form of proxy relating to that meeting. If any stockholder wishes to present a proposal to the 2013 annual meeting of stockholders that is not included in our proxy statement for that meeting and fails to submit that proposal to the Secretary of Triumph on or before May 5, 2013, then we will be allowed to use our discretionary voting authority when the proposal is raised at the annual meeting, without any discussion of the matter in our proxy statement. Stockholder proposals should be directed to the Secretary, at our address set forth on the first page of this proxy statement.

HOUSEHOLDING OF PROXY MATERIALS

Certain stockholders who share the same address may receive only one copy of the Proxy Statement and our 2012 Annual Report to Stockholders in accordance with a notice delivered earlier this year from such stockholders' bank, broker or other holder of record, unless the applicable bank, broker or other holder of record received contrary instructions. This practice, known as "householding," is designed to reduce printing and postage costs. Stockholders owning their shares through a bank, broker or other holder of record who wish to either discontinue or commence householding may request or discontinue householding, or may request a separate copy of the Proxy Statement or the Annual Report, either by contacting their bank, broker or other holder of record at the telephone number or address provided in the above referenced notice, or contacting us by telephone at (610) 251-1000 or in writing at 899 Cassatt Road, Suite 210, Berwyn, PA 19312, Attention: Secretary. Stockholders who are requesting to commence or discontinue householding should provide their name, the name of their broker, bank or other record holder, and their account information.

ANNUAL REPORT ON FORM 10-K

We will promptly provide without charge to each person solicited by this proxy statement, on the written request of any such person, a copy of our Annual Report on Form 10-K for the fiscal year ended March 31, 2012, including financial statements and the schedules thereto. Such written and any oral requests should be directed to Triumph Group, Inc. at 899 Cassatt Road, Suite 210, Berwyn, PA 19312, Attention: Secretary, (610) 251-1000.

By order of the Board of Directors,

John B. Wright, II
Secretary

June 19, 2012

AVX

A Kyocera Group Company



SERVING A GROWING NEED

2012 | Annual Report


TECHNOLOGY
FOR LIFE

It's impossible to deny the dramatic changes that technology has brought to us, often at a blinding speed of change, since the outset of the 21st century. Technology wraps around us in our cars and surrounds us in our homes, while enabling new medical diagnostic and therapy methods and opening new fields in security and defense, protecting us whether at work or at play.



New devices or applications may start as a simple wish or desire. Yet, fueled by electronic innovation, they quickly establish themselves as necessities that consumers can't seem to live without. Other changes occur less dramatically. It may be driven by a burgeoning population that requires more power and communication infrastructure. Or spurred by a population whose improving lifestyle surpasses expectations. In countless ways, the need for AVX products continues to grow. And as power and communication reach beyond borders and wires to a wireless world, AVX creates products to service these new needs.

AVX fulfills these needs through unparalleled research and development, in combination with our global manufacturing presence. This report will highlight just a few of our accomplishments during the last year. You'll read of industry firsts, acclaimed products, outstanding customer service and global support that have extended the capabilities of our customers and their customers.

AVX
A Kyocera Group Company



You'll see numerous examples of ways that AVX products, expertise and customer awareness serve growing needs across many industries and around the globe. It may be an industry first – an "organic-based" product line that is the precursor of an entire new family of passive devices. It may be a whole new tier of connectors that integrate part of a digital circuit's functions within their framework. It may be a request to our engineers for help establishing the design parameters of a new type of avionic control filter. Or it may be unparalleled service that prompts a customer to praise our partnership publicly.

TABLE OF CONTENTS

A LETTER FROM THE PRESIDENT



RESULTS SUMMARY

The global economic uncertainty this past year has added to the pressures normally seen in the components business. Nevertheless, overall results were relatively strong in comparison to our competitive landscape.

The AVX team performed well during the year and this has prepared the company for growth as our served markets continue to rebound.

To benefit our shareholders, this year we announced increased dividend payments and continued to repurchase AVX shares on the market.

The team has controlled manufacturing costs and operating expenses, and implemented the procurement of critical material inventories in a tight market, which has added to our value to customers.

POSITIVE NEWS

The Tantalum group has been the Leader in procuring essential materials from around the world and has received recognition on several fronts for our efforts to support the use of conflict-free materials from troubled areas of the world.

The "Solutions for Hope Project," established in July 2011, works with leading OEM customers and the major global tantalum smelter, to deliver, through a "closed-pipe" process, validated conflict-free tantalite ore mined from the world's first BGR validated tantalum mine site, the Mai Baridi/Luba mine complex in the Katanga region of the Democratic Republic of the Congo (DRC), under the guidance of the Organization for Economic Cooperation and Development (OECD).

Success of the independently-validated Conflict-Free Smelter (CFS) program was noted by the US Ambassador, Barrie Walkley, in his keynote speech to the EICC/GeSI in April 2012. "We strongly commend the leading efforts of the companies behind the Solutions for Hope Project, including AVX, Motorola, HP and MMR..." Walkley commented.

AVX is the first in its industry to validate a tantalum closed-pipe process, assuring all products contain only conflict-free tantalum in accordance with the principles of the Dodd-Frank legislation.

With tantalum industry manufacturing capacity utilization running very high this year, we have gained market share in this valuable market segment as we made investments in scarce materials to satisfy our customers' needs.

Our Connector Group continues to grow and added a new plant and is expanding another to provide product for critical applications in the Automotive market. Many of the new interconnect products are also directed at new low energy lighting projects focused on energy conservation.

In Advanced products, we are introducing a new type of component based on organic materials that we believe will add to our revenue from needed products that conventional technology cannot produce economically.

HEARTENING TRENDS

We are heartened by a number of trends. Strong activity in communication and computing markets throughout the three major geographic regions is driven by the demand for smartphone and tablet devices – Asia (representing 45% of total sales), Europe (27%), and America (28%). The electronic content in automobiles continues to grow in scope and complexity. Responding to the global emphasis on green energy consumption, we've expanded production of power film capacitors to meet the growing worldwide demand for solar and wind power generation, as well as electric vehicles.

MARKET SEGMENTS SHOW PROMISE

AVX's overall results reflect business strength spanning a broad range of diverse markets. More sophisticated electronic products require more of our components, such as those needed in order to manage increasing bandwidth applications.

Aerospace/Avionics. Newer airplanes with greater electronic content are coming on stream. Electronics not only replace mechanical links and hydraulics, but can even replace manual window shades with glass that dims electronically on command. Unmanned Aerial Vehicles (UAVs) – so-called drones – are poised for dramatic growth as their use expands beyond defense, to commercial uses.

Automobiles. The amount of electronic content continues to grow as ways are sought to reduce energy consumption and lower total weight, in addition to adding new convenience and comfort features. Today, electronics are integral to engine controls, anti-lock braking, air bags, tire pressure monitors, electronic acceleration control, GPS, entertainment, and telematics, in addition to Hybrid Electric Vehicles (HEVs) and fully Electric Vehicles (EVs).

We've expanded our Asian manufacturing base in anticipation of increased demand, particularly for products such as TransGuard, that protect these systems from interruption by transient electrical signals from inside and outside the car.

Consumer Electronics. Flat panel TVs have captured the consumer's attention. And now larger screens four times sharper than today's "High Definition" 1080-line picture are on the way. Any TV larger than 32 inches already uses more than 1,000 ceramic capacitors.

PC/Computing. Tablet computing continues to gain strength with each device requiring nearly 550 ceramic capacitors and half a dozen tantalum components – an AVX forté. Computing speeds continue to accelerate in both consumer and high-end systems with increasing use of multi-core processors, where our latest low inductance products are required.

Telecom. Smartphones packed with devices manufactured by AVX continue to grow in market share. Faster speeds – such as 3G, 4G and LTE – also drive upgrades in infrastructure equipment.

SUMMARY

The market continues to be competitive and we must continue to expand and serve our customers around the world. We were helped by currency this year as the dollar remained relatively weak in comparison to some other currencies. Yet each year we are seeing more competition from many sources around the world and the AVX team has continued to rise to aggressively address this changing environment.

But external headwinds continue to grow around the world. There is never going to be a level playing field in the world, but improvement can be made and needs to be made for an international company to be based in the United States and compete globally. We believe we continue to be the component producer with the most plants in the United States and support a strong manufacturing presence in this region of the world.

The market today is bright, with electronic products expanding as the economy grows. We envision considerable promise in the future for AVX products. We believe it is critical to continue to invest in Research and Development, so that innovative, cost-effective solutions are ready when the market needs them or to create products that will inspire new market uses. There are many challenges on a daily basis that members of the AVX team respond to and I would like to offer special thanks for that effort. But we all realize we cannot be successful without the support of our shareholders and customers. In closing, I extend a cordial invitation to the AVX Annual Meeting to be held on July 23, 2012.



John S. Gilbertson
Chief Executive Officer and President
AVX Corporation



MULTI-LAYER

The development of a multi-layer system, based on organic dielectric material and tightly controlled copper-clad laminates, is truly a game changer. AVX holds several key patents on this breakthrough.

Where traditional Low Temperature Co-fired Ceramic (LTCC) capacitors take weeks to design and manufacture, the new AVX organics are modeled quickly in 3D simulations and placed directly into production. Unlike LTCCs, these organic passives do not go through a firing stage and can be built without the need for trimming or fine-tuning for warping and shrinkage during processing. High frequency RF components and structures can now be built in a single package, in formats as large as 24" by 18", or diced into multiple discrete parts in high volume. Multi-Layer Organic products not only offer higher performance – with voltage ratings to 250V – but also can be manufactured at a lower cost.

The first AVX Multi-Layer Organic products rolled out to customers in late 2011. Inductors were added in early 2012, with diplexers and other product extensions to follow later this year.

Multi-Layer Organic (MLO) RF Inductors – A New Revolution

Based on the AVX-patented multilayer organic (MLO) technology, the new 0402 Series inductor offers tight tolerances, a small footprint, high-Q, high self-resonance, and an inductance range of 1nH to 32nH.



Needs come to AVX in many forms. For some, we present an entirely new solution. Our new Multi-Layer Organic product family is one example.

STEADILY GROWING NEEDS

Steady growth in a range of industries around the globe represents another spectrum of opportunities for AVX products.



Renewable Energy

Solar and wind power are expected to be among the fastest growing industries during this decade, according to one analyst.

With power outputs ranging from 50 - 2000 kW, these systems require the latest innovations in power capacitor modules (each providing up to 2000µF at 2kV), an AVX specialty. They also use other AVX products, such as high voltage ceramics and advanced circuit protection – designed for continual operation 24 /7 under the harshest environmental conditions.

Energy – Down Hole Temperature Challenges



AVX meets energy company needs where temperatures in drilling holes can reach 300°C. Useful AVX products include high temperature stacked capacitors for power supply filtering, radiation resistant glass dielectric capacitors for gamma ray detection circuitry, miniature high temperature ceramic capacitors for signal line conditioning, and the world's first 200°C rated tantalum chips (THJ series).



ORGANICS: AN INDUSTRY FIRST



Rail Transport

AVX power film capacitors, high voltage ceramic capacitors and transient voltage suppressors are used in the power systems of many rail transport engines. AVX medium and high power film capacitors are at the heart of the record-breaking TGV which holds the current world passenger train speed record of 361 mph.

Mobile Devices

Smart mobile devices present a market need that did not exist until a few years ago. The newest mobile computing entries are tablet based, incorporating solid-state drives, 4G connectivity, higher resolution, and lower energy consumption. Growth is estimated by one source at the rate of 80% from 2010 to 2015.

Literally hundreds of products made by AVX are found in today's mobile devices, from microminiature ceramic and RF capacitors (two of the new "01005" size would fit on the period at the end of this sentence) to low profile pulse super-capacitors storing up to 100,000 microfarads of capacitance in hand-held devices. Mobile devices are "mobile" thanks to infrastructure using AVX products. In 2012 more than a dozen major upgrades are planned for networks, up from only two in 2010.

Tantalum Polymer Capacitor with 125V Voltage Rating


107G
P1704

Tantalum polymer capacitors with voltage ratings from 63V to 125V – more than double the rated voltage of comparable devices in the market – are now available. They require only a 20% voltage derating factor.



A WIRELESS WORLD

For years people talked about moving to a "wired world" – the ability for data, information, and entertainment flowing endlessly via nets of copper wires or fiber optics. Now, the globe is moving toward a wireLESS world that keeps us connected, communicating and even more mobile.

Medical

A more esoteric example of the move toward a wireless world is a new pacemaker now undergoing medical trials that can be monitored and adjusted wirelessly. Currently, patients need to connect their implanted pacemakers, defibrillators or insulin devices, containing high reliability AVX products, to a short range device requiring a special modem connecting via a phone to allow doctors in remote locations to determine if any reprogramming is needed. The new generations of these medical technologies can connect directly to a PC and use standard internet connectivity to share data.



Automobiles

Satellite entertainment, Bluetooth, GPS, wireless starters, smarter ignition systems for better mileage – new electronic systems create an electronic cocoon around drivers and are examples of how the wireless world is a part of everyday life. Nearly every product that AVX makes – from tantalums and ceramics to connectors and advanced products – is used in today's automobiles. And the electronic content continues to grow with each generation of cars, along with the amount and importance of AVX products to the driving experience.











In an effort to gain better gas mileage, **Hybrid Electric Vehicles** (HEVs) are seeing increased popularity. AVX products help control and connect increased electronics and power flow from the batteries. One barrier in the move to entirely **Electric Vehicles** (EVs) has been the limited range and the need to tether the car frequently to a charging cord. Charging "mats" are now overcoming that barrier. In the near future, such EVs will pull into restaurants, parking lots, hotels and home garages where mats under the car will wirelessly relay power, recharging the batteries without interrupting all of the other electronics in the car.

The amount of data – in addition to power – that chargers will have to handle is impressive. Chargers will need to be intelligent enough to sense load types, time-of-use, and state-of-charge scenarios to avert overcharging. With the proliferation of wireless signals, filters are no longer simply desirable, they are an absolute necessity. And manufacturers will be looking for capacitors that are stable across time and extreme temperature ranges.

The trend toward higher voltage systems and failsafe operation should bolster the film capacitor market. There will be a need for high frequency and high voltage capacitors in the charge circuit, most likely using ceramic and film technology. Data extraction and logic circuits will use traditional ceramic, tantalum or niobium oxide capacitors, low-voltage electrolytics and supercapacitors. We can expect a "wireless world" to be replete with products produced by AVX that control the flow of power and filter out interference from other RF and signal sources.


Czas
17:20
km/h
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Expanded Automotive AntennaGuard® Series with 0603 Multilayer Varistor Provides Fastest ESD Response.



The new device delivers low insertion loss, low leakage current and unsurpassed reliability compared to diode options. The device can respond to an electro-static discharge (ESD) strike of up to 8-kilovolts in less than one nanosecond.

These features, combined with size advantages and bi-directional protection, make the AntennaGuard Series ideal for automotive applications, including RF circuits, sensors, GPS antennas and high-speed signal transmission lines.





Connectors for Better Lighting

The historic bronze street lamps lining the National Mall in Washington, DC are casting a different, more energy-efficient glow these days. The new LED bulbs are expected to last 25 years and consume one-third the energy of the previous fluorescent bulbs.

AVX is a leader in developing special connectors that facilitate replacement of traditional lighting with LEDs. To assemble the multiple LED lights onto a traditional screw-in base, AVX ingenuity is helping automate what had been a costly, manual failure-prone system.

Higher Pin Count

Traditionally, automakers have relied on Engine Control Unit (ECU) connectors with approximately 154 pins, sometimes using three connectors in combination. However, in-vehicle electronics continue to proliferate with enhanced engine and transmission management, emission reductions and stability/rollover protection.



To meet this need, AVX tooled automotive connectors with 190-pin and 212-pin capabilities in a single connector body. Success required overcoming the unique challenges of large connectors related to large plastic bodies and multi-pin geometries, plus the challenge of sealing 200 pins against environmental intrusion.

Mechatronics – An Evolution in Automotive Connector Complexity

Moving beyond simple signal-and-pin connectors, the new category of "mechatronics" coalesces expertise in electronics, computing, control engineering, mechanics, molecular engineering and optical engineering. Together, this knowledge makes possible more complex – yet at the same time – simpler, more economical, reliable and versatile systems.

Mechatronic devices not only connect wires, but also internal metal stampings to replace wire runs. Mechatronic devices created by AVX contain signal and power contacts, bus bars, and lead frames as well as electronic components, such as electrolytic capacitors.



Reliable, Faster Assembly

AVX Insulation Displacement Connections for wire-to-board situations give a better connection that can handle shock, vibration, temperature cycling and thermal expansion better than a traditional solder joint.

AVX Poke-Home connectors eliminate the need for solder altogether. Customers simply strip the wire and push it into the connector for a solid, reliable bond.

And now AVX offers wire-to-wire connectors that can handle currents up to 15 amps and can accommodate wire in any gauge from 8 to 26 with push buttons allowing reuse of the connector.

CONNECTING WITH EFFICIENCY



Diverse requirements continue to propel interconnect technology. The industrial segment seeks miniaturization. Conversely, the continued expansion of auto electronics serves as a catalyst for an entirely new level of integrated, multi-function connectors – the AVX Mechatronic. AVX is also helping markets looking to reduce costs, by developing connectors that open the door to more automated assembly.



SETTING A GLOBAL STANDARD

Everyday, our teams in research and development, Advanced Products manufacturing and sales concentrate on helping customers excel. Here are some examples of our successes:

MAV Series Varistor - One of the "100 Hot Products of 2011"

EDN Magazine annually highlights the electronics industry's most significant products of the year based on innovation, significance, usefulness and quality. The AVX **MAV series** – the industry's smallest dual element AC multilayer varistor – won a spot on this honored list.



Providing exceptionally efficient ESD suppression, the MAV Series is designed for use in automotive low-power circuits. The multilayer varistor not only has the ability to clamp large amounts of transients, but also provides excellent EMI/RFI attenuation in the off state, making it unsurpassed in efficiency as well as safety. The product features low-loss characteristics, the ability to handle large transients, and a sub-nanosecond turn-on time that clamps energy early in the transient waveform (faster than many silicon TVS devices) – all delivered in an ultra-compact package.

Setting the Standards for a New Unmanned Aerial Vehicle

Reflecting respect for AVX design vision and product reliability, our engineers are helping develop standards for the US Army's next-generation "optionally manned" helicopter. The helicopter will be flown at speeds of 170 knots with a range of 800 KM with a pilot on-board or optionally remotely controlled from a distant location.





AVX is among a select group of companies that will conduct analytical studies to help develop the component specifications for the new rotorcraft. Standards will involve vastly improved avionics, electronics, range, speed, propulsion, survivability, operating altitudes and payload capacity.

The ability of AVX products to filter out competing RF and EMI signals in UAVs is essential for new generations of unmanned aircraft.

Uses are no longer limited to the defense sector. Under a new federal law, drones can now be used for domestic commercial endeavors. Uses include selling real estate, dusting crops, monitoring oil spills and wildlife. Local police and emergency services could use their own drones.



AVX: 5-Star Supplier

Outstanding products and customer service garnered the **Raytheon Integrated Defense Systems** honor as a **"5-Star Supplier."** In announcing the award, Raytheon said it based the recognition on three important factors: on-time delivery measures, sustained performance on quality and commitment to continuous process and quality improvement.

Distributors Recognize AVX Value

AVX has long valued its distributor partners who serve a variety of markets and customers. Two distributors conferred honors on AVX during this year, reflecting our mutually successful partnerships.



At the 2011 Electronic Distribution Show, distributor **Arrow Electronics** paid tribute to AVX for **"Largest Sales Dollar Growth Among Passives Suppliers."** Arrow – a global provider of products, services and solutions to industrial and commercial users of electronic components and enterprise computing solutions – honored AVX for its advances in technology, high levels of product quality, customer service and delivery performance across all product lines. AVX is proud to have garnered this recognition several times in recent years.

Avnet – an important AVX channel partner – is one of the world's largest global distributors of electronic components, enterprise computing storage products and embedded systems. In 2011, Avnet recognized AVX as the **"Top Passive Supplier IP&E Products in Asia for 2011."** Avnet noted, "AVX has experienced tremendous growth this past year, while maintaining high levels of product quality, customer service and delivery performance across all product lines."


KYOCERA

A Kyocera Group Company

WORLDWIDE
MANUFACTURING LOCATIONS

01 Sun Valley, California
02 Colorado Springs, Colorado
03 Juarez, Mexico
04 San Salvador, El Salvador
05 Olean, New York
06 Huntington Station, New York
07 Biddeford, Maine
08 Conway, South Carolina
09 Myrtle Beach, South Carolina
10 Jacksonville, Florida
11 Coleraine, Northern Ireland
12 Saint Apollinaire, France
13 Betzdorf, Germany
14 Lanskroun, Czech Republic
15 Uherske Hradiste, Czech Republic
16 Jerusalem, Israel
17 Penang, Malaysia
18 Tianjin, China



01
02
03
04
05
06
07
08
09
10

AVX Sales Channels (OEM 51%, Distribution 38%, EMS, 11%)

Customer Segments

- Automotive 18%
- Cellular 16%
- Industrial 14%
- Telecom 14%
- Computers 12%
- Consumer 10%
- Medical 7%
- Military 5%
- Networking 4%



Product Categories

- Passive Components 62%
  - Advanced Products 25%
  - Tantalum 25%
  - Ceramics 12%
- Kyocera Resale 26%
- AVX and KEC Resale Connectors 12%



Board of Directors

John S. Gilbertson[4]
Chairman of the Board AVX Corporation

Kazuo Inamori[4]
Chairman Emeritus of the Board
Kyocera Corporation

Donald B. Christiansen[1,5]
Retired

David DeCenzo[1,2,3,5]
President, Coastal Carolina University

Kensuke Itoh[2,3,4]
Kyocera Corporation

Makoto Kawamura[2,3,4]
Kyocera Corporation

Tetsuo Kuba[2,3,4]
Kyocera Corporation

Rodney Lanthorne[4]
Kyocera Corporation

Tatsumi Maeda
Kyocera Corporation

Joseph Stach[1,2,3,5]
Retired


11
12
13
14
15
16
17
18

Corporate Officers

John S. Gilbertson
Chief Executive Officer and President

Peter Venuto
Vice President of Sales

Carl Eggerding
Vice President, Chief Technology Officer

Kurt Cummings
Vice President, Chief Financial Officer, Treasurer and Secretary

Keith Thomas
Vice President, President of Kyocera Electronic Devices

Peter Collis
Vice President of Tantalum Products

Kathleen Kelly
Vice President of Human Resources

John Sarvis
Vice President of Ceramic Products

John Lawing
Vice President of Advanced Products

Stock Exchange

AVX's common stock is traded on the New York Stock Exchange (symbol: AVX).

Stock Transfer Agent and Registrar

The American Stock Transfer and Trust Company
1-800-937-5449 (Shareholders Services)
www.amstock.com

Written shareholder correspondence and requests for transfers should be sent to:

The American Stock Transfer and Trust Company
59 Maiden Lane, Plaza Level
New York, New York 10038

Investor Questions

Investment questions from security analysts, portfolio managers and shareholders about AVX, and requests for a copy of AVX's Annual Report on Form 10-K for the fiscal year ended March 31, 2012, filed with the Securities and Exchange Commission, should be directed to:

Investor Relations

AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina 29644
Telephone (864) 967-2150
www.avx.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
10 Tenth Street, Suite 1400
Atlanta, Georgia 30309-3851

1 Audit Committee
2 Compensation Committee
3 Equity Compensation Committee
4 Executive Committee
5 Special Advisory Committee



A Kyocera Group Company

1 AVX Boulevard | Fountain Inn, SC 29644 | AVX.com

Triumph Group, Inc.
Annual Report 2012


Designed to be different
Built to perform

Triumph Group, Inc.

TRIUMPH. ONE NAME. MANY SOLUTIONS.

In fiscal 2012, Triumph achieved its best year ever – setting new records for revenue, income and cash flow. Favorable market conditions point the way toward continued growth as Triumph enters its 20th year.

- In fiscal 2012, revenues increased 17% and income from continuing operations grew 85% over fiscal 2011.
- All of Triumph's three business segments reported healthy year-over-year organic growth in revenue and operating margins.
- Triumph generated over $349 million in cash flow from operations before pension contributions of $121.9 million – further evidence of quality earnings and continued effective working capital management.
- The integration of Triumph Aerostructures-Vought Aircraft Division is on target to produce at least $50 million in annual cost savings as work continues to consolidate and streamline operations and supply chains.
- The Board of Directors declared a two-for-one stock split in the form of a 100% stock dividend payable on July 14, 2011 to stockholders of record on June 22. Triumph continues to pay a quarterly dividend of $.04 per share following the stock split – effectively doubling the total dividend award.
- Triumph announced a management succession plan in which company founder Richard Ill will continue as Chairman and Jeffry Frisby will assume new responsibilities as CEO on July 19.

Major Markets
as of March 31, 2012



52% Commercial
32% Military
13% Business Jets
2% Non-Aviation
1% Regional Jets

Top Ten Platforms
as of March 31, 2012
(based on backlog)

1. Boeing 747-8
2. Boeing 777
3. Gulfstream G450, G550
4. V-22 Osprey
5. Boeing C-17
6. Boeing 737
7. Boeing 787
8. Airbus A330, A340
9. Lockheed C-130
10. Boeing 767

Integrity
Innovation
Quality and Service
Flawless Execution
Commitment

About Triumph

Triumph Group, Inc., headquartered in Berwyn, Pennsylvania, designs, engineers, manufactures, repairs and overhauls a broad portfolio of aerostructures, aircraft components, accessories, subassemblies and systems – providing integrated solutions for the global aerospace market. The company serves a broad, worldwide spectrum of the aviation industry, including original equipment manufacturers of commercial, regional, business and military aircraft and aircraft components, as well as commercial and regional airlines and air cargo carriers.

Triumph is comprised of 44 highly specialized manufacturing companies, operating at 63 locations worldwide. The company is organized into three groups: Aerostructures, Aerospace Systems and Aftermarket Services.

Triumph's mission is to be the premier aerospace and defense company recognized by customers as their supplier of choice for the aerospace assemblies, subassemblies and components Triumph provides. To achieve its goals, Triumph protects the integrity of the individual Triumph companies while offering each company the advantage of being part of a larger entity. This operating philosophy provides flexibility to capitalize on the changing market environment and deliver superior customer satisfaction.

All companies share the Triumph name and a common dedication to the core values of Integrity, Innovation, Quality and Service, Flawless Execution and Commitment. In fiscal 2011, Triumph implemented "Striving for Excellence," a company-wide program to communicate and reinforce these values among all employees.

Financial Highlights

(Dollars in thousands, except per share data)

Results for Year

	March 12	March 11	March 10
Sales	**$3,407,929**	**$2,905,348**	**$1,294,780**
Income from Continuing Operations	$ 281,622	$ 152,411	$ 85,288
% of Sales	8%	5%	7%
Income Tax Expense	155,955	82,066	41,167
Interest Expense & Other	77,138	79,559	28,826
Operating Income	$ 514,715*	$ 314,036**	$ 155,281
% of Sales	15%	11%	12%
Amortization of Acquired Contract Liabilities	(26,684)	(29,214)	—
Depreciation & Amortization	119,724	99,657	54,418
Earnings before Interest, Taxes, Depreciation & Amortization***	567,355	$ 384,479	$ 209,699
% of Sales	17%	13%	16%
Net Income	**$ 280,857***	**$ 149,899****	**$ 67,762**
% of Sales	8%	5%	5%
Earnings per Share – Diluted:			
Income from Continuing Operations	$ 5.43*	$ 3.21**	$ 2.56
Loss from Discontinued Operations	(0.01)	(0.05)	(0.53)
Net Income	**5.41^**	**$ 3.16**	**$ 2.03**
Weighted Shares – Diluted (in thousands)	51,873	47,488	33,332
Capital Expenditures	$ 93,969	$ 90,025	$ 31,665

Year-End Position

	March 12	March 11	March 10
Working Capital	$ 698,402	$ 436,638	$ 487,411
Property & Equipment at cost	$1,135,344	$1,056,711	$ 585,688
Property & Equipment, net	$ 733,380	$ 734,879	$ 328,694
Debt	$1,158,862	$1,312,004	$ 505,780
Cash	29,662	39,328	157,218
Net Debt	$1,129,200	$1,272,676	$ 348,562
Stockholders' Equity	1,793,369	1,632,217	860,686
Capital	$2,922,569	$2,904,893	$1,209,248
Net Debt to Capital Ratio	39%	44%	29%
Book Value per Common Share	$ 36.21	$ 33.64	$ 25.81
Employees	12,602	12,097	5,991
Sales per Employee	$ 270	$ 240	$ 216

* Includes $40.4 million of net curtailment gain ($26.1 milion after tax or $0.50 per diluted share) and $6.3 million of acquisition and integration expenses associated with the Vought acquisition ($4.0 million after tax or $0.08 per diluted share).

** Includes $20.9 million of acquisition and integration expenses associated with the Vought acquisition ($15.7 million after tax or $0.33 per diluted share).

*** Management believes that earnings before interest, taxes, depreciation and amortization ("EBITDA") provides useful information with respect to our overall operating performance, debt service capacity and ability to fund capital expenditures.

^ Difference due to rounding.

Sales


1,295
2,905
3,408
10
11
12

Cash Flow from Operations*


170
277
349
10
11
12

EBITDA


210
384
567
10
11
12

Backlog


3,907
10
11
12

* Cash Flow from Operations in 2012 and 2011 was $349 and $277 million before pension contributions of $122 and $135 million, respectively.

Fellow Stockholders:

RICHARD C. ILL
Chairman and Chief Executive Officer


"Of all our achievements, I am proudest of the performance of the 12,000 people who work at Triumph companies, because it's our employees who live the ideals that make Triumph 'Different by Design.'"

IN FISCAL 2012, Triumph delivered the best financial results in our history. This was accomplished while integrating the operations of a company nearly three times our previous size – at the same time redefining our role and enhancing our profile in the aerospace marketplace.

In addition, in April we announced leadership succession plans in which I will remain as Chairman and Jeffry Frisby, currently President and Chief Operating Officer, will become Triumph's CEO on July 19.

Jeff has served in his current role since July 2009. He joined Triumph as President of Frisby Aerospace, Inc., when the company was acquired by Triumph in 1998. In 2000, he was named Group President of the Triumph Control Systems Group, and was later named Group President of the Triumph Aerospace Systems Group when it was formed in April 2003.

Jeff's background and abilities exemplify the qualities that have made Triumph successful through the years. As he assumes his new responsibilities, I am confident that he and our entire management team will lead Triumph to an even more prosperous and profitable future.

As I near the end of my tenure as CEO, I believe it's appropriate to reflect on the principles that have guided Triumph's growth and the template they provide for our actions in the years ahead. While the culture and philosophy of every successful company must grow and evolve to meet the needs of a constantly changing marketplace, there are certain ideas that make Triumph unique.

Our management philosophy

We say we are "Designed to be Different" and "Built to Perform." That is certainly true. Since our inception we have followed a unique, decentralized management philosophy that is entrepreneurial, customer-focused, and value-driven at its very core.

Triumph is an acquisitions-oriented company, currently with 44 companies and 63 locations throughout the world. We protect the integrity of each individual company, while providing all the benefits of belonging to a large corporation. In return, each individual company is accountable for achieving superior financial results and contributing to the success of the larger organization.

The emphasis on accountability and attention to detail extends to individual Triumph employees, who understand the direct relationship between their actions and the success of Triumph as a whole.

In many ways Triumph is a $3.4 billion small business. Our companies retain the agility and flexibility to respond quickly to the needs of our customers – all the while backed by the resources of a large, financially strong corporation. At Triumph we reject many of the trappings of size – avoiding bureaucracy wherever possible. We carefully and frugally manage our costs – knowing that every dollar of expense is a dollar subtracted from our earnings.

When, in June 2010, Triumph acquired Vought Aircraft Industries – an aerostructures company more than twice our size – many thought that the Triumph operating philosophy would not survive the merger. In fact, precisely the opposite was true. In fiscal 2012 we continued the process of restructuring our aerostructures organization into discrete operating units – each with its own management team accountable for its own financial objectives. As with all Triumph companies, each unit will have broad latitude and discretion to apply Triumph strategies in ways that make sense for their own markets and customers.

We are on target to capture at least $50 million in annual synergies from the acquisition, as we continue to consolidate functions and/or explore opportunities to leverage our supply chain by insourcing to heritage Triumph companies.

Enhanced capabilities

The greatest benefit of the acquisition, however, is Triumph's ability to participate at all levels of the aerospace supply chain – from manufacturing a single part to producing integrated structural assemblies.

Triumph is now a Tier I supplier with the ability to provide direct support to the world's prime aerospace manufacturers. However, unlike our competitors, Triumph remains able to contribute significant content as a Tier II or Tier III supplier in situations where it may not be profitable or prudent to participate at Tier I. This is why we refer to ourselves as a "Tier I capable" supplier.

Today Triumph offers what we believe is the broadest line of products in the aerospace industry. This makes it possible to focus our diverse capabilities to produce both aerostructures and the systems and controls which allow them to function – all within the Triumph organization.

We have the expertise required to manage complex projects from design all the way through to production utilizing our own Triumph project teams – creating working groups with the specialized talent required to deliver whatever solutions our customers may require. Our capabilities are comprehensive and extensive – ranging from research and development to design, engineering, testing, manufacturing, overhaul and repair, and supply chain management. Triumph is able to provide a solution wherever we can meet a customer need and earn a fair profit.

All Triumph companies are united behind "One Name", delivering "Many Solutions." Our group marketing organizations represent all of Triumph's capabilities – providing our customers with a single point of contact and a single source of supply.

Market outlook

This adaptability is especially important in today's constantly changing global marketplace. We are careful to maintain a balanced mix of business – commercial and military, fixed wing and rotorcraft – to avoid dependency on any one segment.

Triumph is well positioned to take advantage of increasing build rates as growing global demand for air travel sustains a healthy backlog of orders. While U.S. and European legacy carriers have postponed new investment because of the challenging economic environment, their fleets are aging and ultimately must yield to the next generation of fuel efficient alternatives in order to remain competitive.

The military market remains uncertain, as the United States eyes significant spending cuts – even as it remains the preeminent world power. However, the majority of Triumph's military contracts involve rotorcraft, tankers, freighters and UAVs – platforms which will remain vital regardless of changes in policy or priorities.

Prospects for regional and business jets markets are expected to improve as the economy stabilizes and spending returns to historical levels. As commercial carriers consolidate routes in major cities, regional jets are expected to emerge as the most cost-effective option to service smaller markets.

Triumph, however, has never allowed our performance expectations to be driven by the unpredictable ups and downs of the economy. We expect our companies to remain profitable regardless of economic conditions, and our decentralized structure provides company management with the freedom to scale resources to demand in order to maintain profitability.

Indeed, since our inception, Triumph has achieved a record of consistent growth in revenue, earnings and cash flow. While we acquired significant debt in the Vought acquisition, as well as a net unfunded pension liability, we are making excellent progress in reducing these obligations. In fiscal 2012 we made cash contributions of $121.9 million to the Vought pension plans. Since the acquisition in 2010, we have reduced Vought's unfunded pension obligations by $285 million. In addition, we are ahead of schedule in our commitment to repay $750 million in debt by fiscal 2015.

Employees at Triumph Actuation Systems – Clemmons designed and painted a mural in the cafeteria at Kimberley Park Elementary School in an ongoing commitment to the school made through Triumph's *Wings Program.*



Looking ahead

As we enter our 20th year, Triumph is stronger than ever, and we owe this to a strategy which has remained constant since our founding. It remains our strategy today:

- To continually add products and services,
- To expand operating capacity,
- To acquire aggressively,
- To market our complete portfolio of capabilities, and
- To expand our international presence.

I look to the next generation of Triumph leadership to build on the solid foundation we have created.

However, Triumph's achievement is not the result of philosophies, strategies and slogans, but rather the expertise and skill and commitment of our people. Just as our companies are unfettered by the constraints of bureaucracy and management lethargy, we have provided our people with the freedom to learn and grow and contribute to our common mission.

Today the majority of our employees work in the United States, where the popular imagination holds that manufacturing is on the decline. At Triumph, we strongly and vehemently disagree. Triumph manages one of the most advanced, sophisticated and productive manufacturing organizations on the globe – providing precision parts and components to the most technologically demanding industry the world has ever known.

Of all our achievements, I am proudest of the performance of the 12,000 people who work at Triumph companies, because it's our employees who live the ideals that make Triumph "Different by Design." Together, they have created a work culture which reflects our values of Integrity, Innovation, Quality and Service, Flawless Execution and Commitment.

They demonstrated those values recently in the ongoing "Wings" program developed by our incoming CEO, Jeff Frisby. The idea was to demonstrate Triumph's commitment to the cities and towns where our employees live and work by organizing and implementing a local community project.

In typical Triumph style, employees weren't told what to do, but were asked to create and invent their own projects. The results far exceeded our expectations. They created outdoor learning centers, assembled food packages for the poor, helped a community recover from a tornado, organized a theft prevention program, repaired playground equipment, and organized a career opportunity day and plant tour for local disadvantaged kids. They took the initiative to create ongoing projects with lasting benefits.

Our employees exhibited the same entrepreneurial commitment to their communities that Triumph demonstrates to our customers each and every day. They demonstrated that Triumph's unique culture is strong and vibrant and ready for whatever the future holds.

As I complete my tenure as CEO, I look forward to continuing as Chairman and witnessing Triumph's continued growth as a new generation of leadership takes charge. I have great confidence in Triumph's future, and wish every success to Jeff Frisby, our management team, and all our employees.

It's been a privilege to lead the people of this fine organization – a company Designed to be Different, Built to Perform, and destined to prosper beyond our wildest expectations.



RICHARD C. ILL
Chairman and Chief Executive Officer

One name. Many solutions.

Triumph is unique in the global aerospace marketplace because of the ability of Triumph companies to compete at all levels of the supply chain – as a Tier III supplier of individual parts and components, as a Tier II supplier of subassemblies and system components, and as a Tier I supplier of complex, integrated structures and systems. Each Triumph company is sized and structured for a particular manufacturing or service capability – providing both specialized expertise and high productivity, while maintaining close customer relationships. This allows them to respond to changing customer needs with speed and precision by suggesting and implementing design and manufacturing process improvements. Today Triumph provides products and services for virtually every major aerospace manufacturer in the world.



parts

Triumph companies produce individual parts from a range of metals and composites – fabricated to exacting aerospace tolerances utilizing state-of-the art manufacturing technologies.



assemblies

Triumph companies deliver a wide range of assemblies to our customers – from small, metallic, built-up structures and kits to large, complex metallic and composite assemblies. Whatever the requirement, Triumph can provide customized fabrication and assembly capabilities to deliver precision assemblies ready for integration.

systems

Triumph companies provide highly specialized expertise in gear, electro-mechanical, hydraulic, thermal and propulsion systems for fixed-wing aircraft and rotorcraft.



integrated structures

Triumph is a leader in the delivery of complex integrated aerostructures, ready for final assembly at the prime contractor's facility. Triumph can produce the entire structure – from detailed design through assembly – including the hydraulic, electrical, environmental, thermal and insulation systems and components.



Providing comprehensive expertise, technology and service

Triumph has the ability to provide the level of service and support each customer requires – ranging from build-to-print manufacturing ... through collaboration in product and process development ... to outsourced design, engineering, manufacturing and product support. Customer relationships extend beyond the traditional role of subcontractor or key supplier. Triumph's diverse and extensive portfolio of capabilities – coupled with the flexibility and agility of the Triumph business model – allows customers to work with us as an extension of their own organizations, depending on Triumph as a trusted partner and business ally.



research and development

Triumph companies continuously monitor emerging capabilities and technologies and match them to the needs of our customers. Triumph's R&D programs provide expertise in the use of advanced materials and production methods to improve performance, reduce weight and noise, minimize maintenance requirements and increase efficiency.

design and engineering

A complete range of design and engineering disciplines and program management processes enable Triumph to perform and document the analytical, testing and development tasks required to satisfy aircraft manufacturers and regulatory requirements. Triumph's Knowledge-Based Engineering (KBE) teams offer certification-centered engineering services as an independent design and development source, or as part of the customer's integrated product team.





testing and certification

Triumph offers extensive structures and system testing capabilities that support customers' product development, manufacturing and product certification requirements. Triumph operates independent test facilities which meet the requirements of the U.S. Air Force, U.S. Navy, and U.S. Federal Aviation Administration, as well as facilities required for classified U.S. Department of Defense programs.



manufacturing

Triumph can produce parts made from nearly any material used in the aerospace industry ranging from small metallic clips and brackets to complex composite structures. Triumph's manufacturing capabilities include precision machining, metal fabrication and assembly, metal finishing, composite systems and assembly/systems integration.

… and customer benefits no competitor can match

Triumph's breadth of experience and capabilities makes it unique among aerospace industry suppliers. Triumph's $3.4 billion revenue provides the scale required to make significant commitments to programs, technologies and manufacturing capabilities. This carefully maintained financial strength enables Triumph companies to make long-term investments with confidence in their ability to see them through.

supply chain management

Triumph's work scope often includes the sourcing of materials, components and assemblies from other suppliers located around the world. In addition to providing turnkey assemblies to customers, Triumph develops and manages a supply base in support of a specific product or program. This ability to take responsibility for all supply chain management for customers simplifies the start-up of production.





overhaul and repair

Triumph provides maintenance, repair and overhaul services for the products it produces, as well as for an extensive array of other manufacturers' products, including airframe and nacelle structures, interiors, actuation systems, cockpit controls and instrumentation, auxiliary power units, and engine components and accessories, among others.



aftermarket services

Triumph companies provide maintenance services including component exchange, spares stocking and management, repair management and configuration management – supporting both aircraft operators and aircraft maintenance providers. Triumph also serves as an authorized stocking distributor for a number of aircraft instrumentation and component original equipment manufacturers.

ease of access

Customers may utilize the services of a single Triumph company, or work with project teams representing multiple Triumph companies and sites to address complex requirements and solutions. The size and focus of individual businesses enable customers to have direct contact with the teams supporting them. Triumph builds strong relationships that last through the entire product life cycle.

broad experience

Triumph is experienced in all major aircraft markets – commercial, military, regional and business jets, rotorcraft, and unmanned aerial vehicles (UAVs).



global reach

Triumph supports companies around the world – aggressively expanding manufacturing and service capabilities in Mexico, Europe, China and Thailand.

Aerostructures

Commercial aircraft fuselage panel with door in preparation for painting



Product and Services

- Integrated structures including wings, fuselage panels, empennages, nacelles and rotorcraft cabins
- Engineering design, analysis and build packages
- Prototype structures
- Structural instrumentation and testing
- Machined parts and subassemblies
- Sheet metal parts and subassemblies
- Composite parts and subassemblies
- Metal surface treatments and finishing

The Aerostructures Group designs, manufactures, assembles and integrates structural components made of metallic and composite materials, including aircraft wings, fuselage sections, tail assemblies, engine nacelles, and flight control surfaces, as well as helicopter cabins.

Triumph Aerostructures At a Glance

Major Markets
as of March 31, 2012


52% Commercial
31% Military
15% Business Jets
1% Non-Aviation
1% Regional Jets

Locations

- Triumph Aerospace Systems – Wichita
- Triumph Aerostructures – Vought Aircraft Division
  - Dallas, Texas
  - Grand Prairie, Texas
  - Hawthorne, California
  - Milledgeville, Georgia
  - Nashville, Tennessee
  - Stuart, Florida
- Triumph Composite Systems
- Triumph Fabrications – Fort Worth
- Triumph Fabrications – Hot Springs
- Triumph Fabrications – San Diego
- Triumph Fabrications – Shelbyville
- Triumph Insulation Systems
- Triumph Processing
- Triumph Structures – East Texas
- Triumph Structures – Everett
- Triumph Structures – Kansas City
- Triumph Structures – Long Island
- Triumph Structures – Los Angeles
- Triumph Structures – Wichita

Innovations and Capabilities

New manufacturing facility

As Triumph Aerostructures and Bombardier continued joint development of the high-speed transonic wing for the Global 7000/8000 long-range business jet, construction began on a 240,000 sq. ft. state-of-the-art manufacturing facility in Red Oak, Texas, where the wing will be built.

UAV wing in testing

Triumph has built and delivered for testing the first wing for the U.S. Navy's Broad Area Maritime Surveillance (BAMS) unmanned aircraft system. BAMS is the U.S. Navy version of the Global Hawk UAV, and will be used to provide continuous maritime surveillance and communications. The system is expected to enter service in 2015.

Advanced composites

New technologies undergo a rigorous testing and maturation process before they can be used in production. Recently Triumph's high temperature organic matrix composites were transitioned into production on the F135 Split Fan Duct for the F-35 Fighter aircraft. A range of promising new technologies are being developed by Triumph for both military and commercial applications.



Reducing costs

Triumph Aerostructures-Nashville increased efficiency and reduced costs by more than $1 million per year in the production of wing stringers and panels. The savings are the result of improvements in machine reliability, statistical process control, and relentless analysis and problem solving. For example, innovative new tooling for a large, 4-head stringer machining mill both reduced costs and increased throughput – allowing Triumph to meet increased customer build rates.



Boeing 777 deliveries

In fiscal 2012 Triumph delivered the first ailerons and outboard flaps for the Boeing 777 aircraft, as the result of development and qualification work begun in 2009. The products are fabricated at Triumph's Milledgeville, GA, composites facility and assembled at Triumph's Stuart, FL, location. Shipment to Boeing is now ongoing.

Aerospace Systems

CH-53K (Super Stallion) helicopter blade damper installed in a test rig



Products and Services

- Hydraulic, electro-mechanical and mechanical systems
- Complex gear systems
- Electro-mechanical actuation and motion control systems
- Cockpit controls
- UAV flight control computers
- Heat exchangers/thermal systems
- Propulsion system components
- Engineering, design, analysis and build packages
- Complex prototype systems and wind tunnel test hardware
- Systems engineering, integration, instrumentation and testing
- Precision machined parts and assemblies



The Aerospace Systems Group designs, engineers, manufactures and services advanced aerospace control systems, including geared products, electro-mechanical and hydraulic systems, actuation systems, thermal systems and non-structural cockpit components.

Major Markets
as of March 31, 2012


37% Commercial
48% Military
5% Business Jets
7% Non-Aviation
3% Regional Jets

Locations

Triumph Actuation & Motion Control Systems – UK
Triumph Actuation Systems – Clemmons
Triumph Actuation Systems – Freeport
Triumph Actuation Systems – Connecticut
Triumph Actuation Systems – Valencia
Triumph Aerospace Systems – Newport News
Triumph Aerospace Systems – Seattle
Construction Brevetees d'Alfortville
Triumph Controls
Triumph Controls – Germany
Triumph Controls – UK
Triumph Fabrications – Phoenix
Triumph Fabrications – St. Louis
Triumph Gear Systems – Macomb
Triumph Gear Systems – Park City
Triumph Northwest
Triumph Thermal Systems

Innovations and Capabilities

Door actuation systems

Triumph is a leading supplier of passenger and cargo door actuation systems for major aircraft manufacturers. Recently Triumph designed, developed and certified the complete cargo door actuation system for a new commercial aircraft program. This included the design and execution of full-scale qualification testing. The integrated system includes actuators, controls, valves, tubing, a power pack and sensors.



Hydraulic systems

Triumph recently developed a new engine-driven hydraulic pump for service on the Apache helicopter platform for the U.S. military. Triumph offers comprehensive design, engineering, development, testing and certification of complete hydraulic systems and components for all types of aircraft.



Landing gear actuation systems

Triumph maintains a leading position in landing gear actuation, with customers in all classes of commercial and military aircraft. The Aerospace Systems Group recently designed, tested and manufactured a complete landing gear system for the ultra light business jet segment. The system combines capabilities in the design and manufacture of hydraulic actuators, system controls, structure, mechanical locks and braking components.



Gear systems

Triumph has a long history of designing, certifying and manufacturing gears, gear boxes and transmissions for demanding, high performance service requirements. Triumph's gear systems companies were recently selected to manufacture the complete transmission for a new helicopter program. The transmission incorporates newly developed gear technology capable of long life in high power applications.

Electro-mechanical actuation systems

Triumph's multi-axis motion control systems include a variety of qualified linear and rotary actuators, position sensors and control algorithms – advanced capabilities which have resulted in multiple new applications in UAV and airship flight control systems. The combination of hydraulic and mechanical system capabilities make Triumph a uniquely capable partner.

Aftermarket Services

Commercial aircraft Auxiliary Power Unit mounted in a service stand for maintenance and repair



Products and Services

- Auxiliary power units
- Engine components
- Electrical power generation systems
- Engine accessories
- Environmental control systems
- Electrical systems
- Airframe and structures
- Interiors
- Instruments
- Transmissions and gearboxes
- Hydraulic systems and components
- Pneumatic, oil, fuel and heat transfer systems and components
- Rotables and spares

The Aftermarket Services Group provides third-party Maintenance, Repair and Overhaul (MRO) services, as well as replacement parts and inventory management services, for the global commercial and military aviation industry, principally airlines and air cargo carriers.

Triumph Aftermarket Services At a Glance

ONE NAME. MANY SOLUTIONS.

Major Markets
as of March 31, 2012


52% Commercial
32% Military
13% Business Jets
2% Non-Aviation
1% Regional Jets

Locations

Triumph Accessory Services – Grand Prairie
Triumph Accessory Services – Wellington
Triumph Air Repair
Triumph Airborne Structures
Triumph Aviation Services – Asia
Triumph Engines – Tempe
Triumph Instruments – Burbank
Triumph Instruments – Ft. Lauderdale
Triumph Interiors

Innovations and Capabilities

Air management and pneumatic systems
Triumph companies repair and refurbish air management and pneumatic systems components to customer and manufacturer specifications. Capabilities include high-pressure elements such as starters and valves, as well as complete air cycle units.



Engine auxiliaries
Constant speed drives, integrated drive generators, hydraulic pumps, actuators and heat exchangers are included in Triumph's overhaul, repair and testing capabilities. Triumph supports components installed on commercial, regional and business aircraft, as well as rotorcraft and military aircraft.

Composite structure repair
Triumph's facilities in North America and Asia specialize in composite repair and provide rapid, cost-effective service, as well as component exchange programs, to customers worldwide. Triumph provides repair and modification of flight control surfaces, aircraft doors, fuselage parts and nacelle components – including inlets, fan cowlings and thrust reversers. >>>





Instruments
Triumph specializes in the repair and overhaul of aircraft instruments for major commercial air transports, freight carriers, regional airlines, corporate business aircraft, and helicopters. Troubleshooting, installation, and the sale of new avionics are available.

Interiors
The rapid and cost-effective turn times required to support airline fleets is provided by Triumph Interiors. Triumph furnishes refurbishment services for aircraft interiors and manufactures replacement components.

Gears and gearboxes
The precision manufacturing expertise Triumph utilizes to produce new gearboxes and gears is also provided in the aftermarket. Coupled with extensive test facilities, Triumph is able to provide complete support services for the most demanding requirements.

Company Directory


Triumph Locations

Triumph Accessory Services – Grand Prairie
Provides maintenance services for engine and airframe accessories including a variety of engine gearboxes, pneumatic starters, valves and drive units, hydraulic actuators, lube system pumps, fuel nozzles, fuel pumps and fuel controls.
Kevin Murphy, President
E-mail: kmurphy@triumphgroup.com
Phone: 972-623-9328
Grand Prairie, Texas

Triumph Accessory Services – Wellington
Provides maintenance services for aircraft heavy accessories and airborne electrical power generation devices, including constant speed drives, integrated drive generators, air cycle machines and electrical generators.
Jim Berberet, President
E-mail: jberberet@triumphgroup.com
Phone: 620-326-2235
Wellington, Kansas

Triumph Actuation & Motion Control Systems – UK
Designs and builds proprietary advanced control products for flight actuation and motor control applications in all-electric aircraft and unmanned aerial vehicles (UAVs).
Mark McDonald, President
E-mail: mmcdonald@triumphgroup.com
Phone: 011 44 1244 550 0022
Buckley, United Kingdom

Triumph Actuation Systems – Clemmons
Triumph Actuation Systems – Freeport
Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as variable displacement pumps and motors, linear actuators and valves, and cargo door actuation systems.
Richard Reed, President
E-mail: rreed@triumphgroup.com
Phone: 336-766-9036
Clemmons, North Carolina
Phone: 516-378-0162
Freeport, New York

Triumph Actuation Systems – Connecticut
Designs, manufactures and repairs complex hydraulic, hydromechanical and mechanical components and systems, such as nose wheel steering motors, helicopter blade lag dampers, mechanical hold-open rods, coupling and latching devices, as well as mechanical and electro-mechanical actuation products.
Thomas Holzthum, President
E-mail: tholzthum@triumphgroup.com
Phone: 860-242-5568
Bloomfield, Connecticut
Phone: 860-739-4926
East Lyme, Connecticut
Phone: 203-748-0027
Bethel, Connecticut

Triumph Actuation Systems – Valencia
Designs, manufactures and repairs complex hydraulic and hydromechanical aircraft components and systems, such as accumulators, actuators, complex valve packages and landing gear retract actuators.
Bill Boyd, President
E-mail: bboyd@triumphgroup.com
Phone: 661-295-1015
Valencia, California

Triumph Aerospace Systems – Newport News
Offers a fully integrated range of capabilities, including systems engineering, conceptual engineering, mechanical design and analysis, prototype and limited-rate production, instrumentation assembly and testing services and complex structural composite design and manufacturing.
Bill Jacobson, President
E-mail: wjacobson@triumphgroup.com
Phone: 757-873-1344
Newport News, Virginia
Phone: 858-537-2020
San Diego, California
Phone: 256-544-4106
Huntsville, Alabama

Triumph Aerospace Systems – Seattle
System engineering and integration for landing gear, hydraulic, deployment, cargo door and electro-mechanical type systems. Capabilities include design, analysis and testing to support these types of systems and components.
Don Fowler, President
E-mail: dfowler@triumphgroup.com
Phone: 425-636-9000
Redmond, Washington
Rochester, New York

Triumph Aerospace Systems – Wichita
Designs and manufactures aircraft windows, sheet metal assemblies (wing spars and leading edges), pilot/co-pilot control wheels, cockpit sunvisors, and structural composite parts for the aerospace industry.
Jim Lee, President
E-mail: jlee@triumphgroup.com
Phone: 800-379-6840
Wichita, Kansas

Triumph Aerostructures – Vought Aircraft Division
Designs and manufactures major airframe structures such as wings, fuselage subassemblies, empennages, nacelles and other components for prime manufacturers of aircraft.
Triumph Aerostructures – Vought Commercial Division
Ron Muckley, President
E-mail: rmuckley@triumphgroup.com
Triumph Aerostructures – Vought Integrated Programs Division
Jeff McRae, President
E-mail: jmcrae@triumphgroup.com
Phone: 972-946-2011
Dallas, Texas
Phone: 972-946-2011
Grand Prairie, Texas
Phone: 310-332-5469
Hawthorne, California
Phone: 478-454-4200
Milledgeville, Georgia
Phone: 615-361-2000
Nashville, Tennessee
Phone: 772-220-5301
Stuart, Florida

Triumph Airborne Structures
Repairs and overhauls fan reversers, nacelle components, flight control surfaces and other aerostructures.
Mike Abram, President
E-mail: mabram@triumphgroup.com
Phone: 501-262-1555
Hot Springs, Arkansas

Triumph Air Repair
Repairs and overhauls auxiliary power units (APUs) and related accessories; sells, leases and exchanges APUs, related components and other aircraft material.
Guy LaRosa, President
E-mail: gclarosa@triumphgroup.com
Phone: 602-437-1144
Phoenix, Arizona

Triumph Aviation Services – Asia
Repairs and overhauls complex aircraft operational components, such as auxiliary power units (APUs), nacelles, constant speed drives, fan reversers and related accessories.
Remy Maitam, President
E-mail: rmaitam@triumphgroup.com
Phone: 011 66 38 465 070
Chonburi, Thailand

Triumph Composite Systems
Designs and manufactures structural and non-structural composites for the aviation industry, including environmental control systems ducting, floor panels, structural thermoplastic clips/brackets as well as a variety of composite interior components.
Tim Stevens, President
E-mail: tstevens@triumphgroup.com
Phone: 509-623-8100
Spokane, Washington

Construction Brevetees d'Alfortville
Manufactures mechanical ball bearing control assemblies for the aerospace, ground transportation, defense and marine industries.
Pierre Vauterin, President
E-mail: pvauterin@triumphgroup.com
Phone: 011 33 1 4375 2053
Alfortville, France

Triumph Controls
Designs and manufactures mechanical and electro-mechanical control systems.
Bill Bernardo, President
E-mail: bbernardo@triumphgroup.com
Phone: 215-699-4861
North Wales, Pennsylvania
Phone: 317-421-8760
Shelbyville, Indiana

Triumph Controls – Germany
Triumph Controls – UK
Produces and repairs cable control systems for ground, flight, engine management and cabin comfort features in aircraft.
Bill Bernardo, President
E-mail: bbernardo@triumphgroup.com
Phone: 011 49 205 69130
Heiligenhaus, Germany
Phone: 011 44 1268 270 195
Basildon, United Kingdom

Triumph Engines – Tempe
Designs, engineers, manufactures, repairs and overhauls aftermarket aerospace gas turbine engine components and provides repair services and aftermarket parts and services to aircraft operators, maintenance providers and third-party overhaul facilities.
Guy LaRosa, President
E-mail: gclarosa@triumphgroup.com
Phone: 602-438-8760
Tempe, Arizona

Triumph Fabrications – Fort Worth
Manufactures metallic/composite bonded components and assemblies.
Tony Johnson, President
E-mail: tjohnson@triumphgroup.com
Phone: 817-451-0620
Fort Worth, Texas

Triumph Fabrications – Hot Springs
Produces complex sheet metal parts and assemblies, titanium hot forming and performs chem-milling and other metal finishing processes.
Tony Johnson, President
E-mail: tjohnson@triumphgroup.com
Phone: 501-321-9325
Hot Springs, Arkansas

Triumph Fabrications – Phoenix
Triumph Fabrications – San Diego
Produces complex welded and riveted sheet metal assemblies for aerospace applications. Components include exhaust systems, ducting, doors, panels, control surfaces and engine components.
Mark Gobin, President
E-mail: mgobin@triumphgroup.com
Phone: 619-440-2504
El Cajon, California
Phone: 480-639-1100
Chandler, Arizona

Triumph Fabrications – Shelbyville
Produces aircraft fuselage skins, leading edges and web assemblies through the stretch forming of sheet, extrusion, rolled shape and light plate metals.
George Bakker, President
E-mail: gbakker@triumphgroup.com
Phone: 317-398-6684
Shelbyville, Indiana

Triumph Fabrications – St. Louis
Provides maintenance and manufactured solutions for aviation drive train, mechanical, hydraulic and electrical hardware items including gearboxes, cargo hooks and vibration absorbers. Also, produces fabricated textile items such as seat cushions and sound insulation blankets for military rotary-wing platforms.
Mike Morrow, President
E-mail: mmorrow@triumphgroup.com
Phone: 618-259-6089
East Alton, Illinois
Phone: 803-534-8555
Orangeburg, South Carolina

Triumph Gear Systems – Macomb
Triumph Gear Systems – Park City
Specializes in the design, development, manufacture, sale and repair of gearboxes, high-lift flight control actuators, gear-driven actuators and gears for the aerospace industry.
Dan Hennen, President
E-mail: dhennen@triumphgroup.com
Phone: 586-781-2800
Macomb, Michigan
Phone: 435-649-1900
Park City, Utah

Triumph Group – Mexico
Provides rough machining of gears, actuators and structural components, as well as assembly, fabrication, engineering and composites to Triumph companies and certain customers.
Ron Scruggs, President
E-mail: rscruggs@triumphgroup.com
Phone: 011 55 478 985 4311
Zacatecas, Mexico

Triumph Instruments – Burbank
Repairs and overhauls aircraft avionics, electrical accessories, power systems and instrumentation. Distributes and repairs smoke detectors, multiple OEM avionic and instrument components as well as industrial instrumentation, controls, valves, miscellaneous components and switches. Installs, services and upgrades avionics.
Dennis Suedkamp, President
E-mail: dsuedkamp@triumphgroup.com
Phone: 620-326-2235
Burbank, California
Van Nuys, California

Triumph Instruments – Ft. Lauderdale
Specalizes in exchange, overhaul, and repair of electronic, electro-mechanical, gyroscopic, and pneumatic aircraft instruments, avionics, and antennas.
Dave Vorsas, President
E-mail: dvorsas@triumphgroup.com
Phone: 954-772-4559
Fort Lauderdale, Florida

Triumph Insulation Systems
Produces insulation systems provided to original equipment manufacturers, airlines, maintenance, repair and overhaul organizations and air cargo carriers. Also provides products in the ancillary aircraft interiors and spares markets.
Scott Holland, President
E-mail: sholland@triumphgroup.com
Phone: 949-250-4999
Hawthorne, California
Mexicali, Mexico
Beijing, China

Triumph Interiors
Refurbishes and repairs aircraft interiors such as sidewalls, ceiling panels, galleys and overhead storage bins and manufactures a full line of PMA interior lighting and plastic components.
Bob McHugh, President
E-mail: rmchugh@triumphgroup.com
Phone: 412-788-4229
Oakdale, Pennsylvania
Phone: 972-623-3344
Grand Prairie, Texas
Phone: 770-997-1576
Atlanta, Georgia

Triumph Northwest
Machines and fabricates refractory, reactive, heat and corrosion-resistant precision products.
Clyde Forrest, President
E-mail: cforrest@triumphgroup.com
Phone: 541-926-5517
Albany, Oregon

Triumph Processing
Provides high-quality finishing services to the aerospace industry.
Peter J. LaBarbera, President
E-mail: plabarbera@triumphgroup.com
Phone: 323-563-1338
Lynwood, California

Triumph San Antonio Support Center
Provides maintenance services for aircraft ground support equipment.
Jim Berberet, President
E-mail: jberberet@triumphgroup.com
Phone: 210-932-6819
San Antonio, Texas

Triumph Structures – East Texas
Manufactures structural components specializing in complex precision machining primarily for commercial and military aerospace programs.
Bryan Johnston, President
E-mail: bjohnston@triumphgroup.com
Phone: 903-983-1592
Kilgore, Texas

Triumph Structures – Everett
Precision machining of complex aluminum and hard metal structural components and subassemblies, serving commercial and military aerospace customers, ranging in size from a few inches to 120 feet long.
Gary Broda, President
E-mail: gbroda@triumphgroup.com
Phone: 425-438-7100
Everett, Washington
Phone: 714-674-3300
Brea, California

Triumph Structures – Kansas City
Manufactures precision machined parts and mechanical assemblies for the aerospace and defense industries.
David Soper, President
E-mail: dsoper@triumphgroup.com
Phone: 816-763-8600
Grandview, Missouri

Triumph Structures – Long Island
Manufactures high quality structural and dynamic parts and assemblies for commercial and military aerospace programs.
Lenny Gross, President
E-mail: lgross@triumphgroup.com
Phone: 516-997-5757
Westbury, New York

Triumph Structures – Los Angeles
Manufactures long structural components such as stringers, cords, floor beams and spars for the aviation industry. Machines, welds and assembles large complex precision structural components.
Lanny Shirk, President
E-mail: lshirk@triumphgroup.com
Phone: 626-965-1630
City of Industry, California
Phone: 818-341-1314
Chatsworth, California
Phone: 626-965-1630
Walnut, California

Triumph Structures – Wichita
Specializes in complex, high speed monolithic precision machining, turning, subassemblies and sheet metal fabrication, serving domestic and international aerospace customers.
Marwan Hammouri, President
E-mail: mhammouri@triumphgroup.com
Phone: 316-942-0432
Wichita, Kansas

Triumph Thermal Systems
Designs, manufactures and repairs engine and aircraft thermal transfer systems and components.
Mike Giangiordano, President
E-mail: mgiangiordano@triumphgroup.com
Phone: 419-273-2511
Forest, Ohio

Corporate Officers & Directors

Executive Officers

RICHARD C. ILL
Chairman and Chief Executive Officer

JEFFRY D. FRISBY
President and Chief Operating Officer

M. DAVID KORNBLATT
Executive Vice President,
Chief Financial Officer and Treasurer

JOHN B. WRIGHT, II
Vice President, General Counsel and Secretary

ELISABETH H. BARRETT
Vice President–Human Resources

R. JAMES CUDD
Vice President–Business Development

KEVIN E. KINDIG
Vice President and Controller

SHEILA G. SPAGNOLO
Vice President–Tax and Investor Relations

Vice Presidents

MICHAEL R. ABRAM, *Vice President*
MICHAEL PERHAY, *Vice President*
THOMAS E. POWERS, *Vice President*
DANNY N. SIMS, *Vice President*
MARYLOU B. THOMAS, *Vice President*

Directors

PAUL BOURGON
President, Aeroengine Division
SKF USA

ELMER L. DOTY
Senior Advisor
The Carlyle Group

RALPH E. EBERHART
Chairman and President
Armed Forces Benefit Association
General, U.S. Air Force (Retired)

RICHARD C. GOZON
Executive Vice President
Weyerhaeuser Company (Retired)

RICHARD C. ILL
Chairman and Chief Executive Officer
Triumph Group, Inc.

CLAUDE F. KRONK
Vice Chairman and Director
J&L Specialty Steel, Inc. (Retired)

ADAM J. PALMER
Managing Director
The Carlyle Group

JOSEPH M. SILVESTRI
Managing Partner
Court Square Capital

GEORGE SIMPSON
Chief Executive Officer
Marconi, PLC (Retired)

Shareholder Information

Triumph Group, Inc.
Corporate Headquarters
Triumph Group, Inc.
899 Cassatt Road
Suite 210
Berwyn, PA 19312
610-251-1000
www.triumphgroup.com

Annual Meeting
July 19, 2012 at 9:00 a.m.
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312

Financial Information
A copy of the Company's Form 10-K filed with the Securities and Exchange Commission may be obtained without charge upon written request. Requests for Triumph Group, Inc.'s 10-K or other shareholder inquiries should be directed to:
Sheila G. Spagnolo, Vice President
Triumph Group, Inc.
899 Cassatt Road, Suite 210
Berwyn, PA 19312
610-251-1000

Fiscal 2012 Stock Prices
Per Common Share

High	$66.77
Low	$39.84
Year	$62.66

Common Stock
Triumph Group, Inc. Common Stock is listed on the NYSE.
Ticker symbol: TGI

Independent Auditors
Ernst & Young LLP
2001 Market Street
Suite 4000
Philadelphia, PA 19103

Transfer Agent
Computershare Investor Services
250 Royall Street
Canton, MA 02021

Within the U.S., Canada and Puerto Rico: 800-622-6757
Outside the U.S., Canada and Puerto Rico: 781-575-4735
TDD/TTY for hearing impaired: 800-952-9245

E-mail: web.queries@computershare.com
www.computershare.com/investor

Equal Opportunity at Triumph
Triumph Group, Inc. is committed to providing equal opportunities in the workplace.

Forward-Looking Statements
In accordance with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, the Company notes that certain statements contained in this report are forward-looking in nature. These forward-looking statements include matters such as our expectations for our industry, our markets, our Company's business strategy and potential and other future-oriented matters. Such matters inherently involve many risks and uncertainties that may cause actual results to differ materially from expected results. For additional information, please refer to the Company's Securities and Exchange Commission filings including its Form 10-K for the fiscal year ended March 31, 2012.

Certifications
The certifications by the Chief Executive Officer and Chief Financial Officer of Triumph Group, Inc. required under Section 302 of the Sarbanes-Oxley Act of 2002 have been filed as exhibits to Triumph Group, Inc.'s 2012 Annual Report on Form 10-K. In addition, on August 16, 2011, the Chief Executive Officer of Triumph Group, Inc. certified to the New York Stock Exchange (NYSE) that he is not aware of any violation by the Company of NYSE corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Corporate Governance Rules.

Triumph Group, Inc.

899 Cassatt Road
Suite 210
Berwyn, PA 19312

610-251-1000
www.triumphgroup.com

Triumph